Summary
of the VolgaTelecom OJSC
Certificate

07020382

on issue of 3,000,000 interest bearing certified nonconvertible bearer bonds serial number VT-4 with obligatory centralized storage at nominal value of a bond RUR 1,000
(the "Certificate")

SUPPL

The Certificate provides information about issue of 3,000,000 bonds by VolgaTelecom OJSC (the "Issuer") at Moscow Interbank Currency Exchange CJSC.

Resolution authorizing the issue was adopted by the Board of Directors of the Issuer on April 28, 2006 (Minute No. 29).

The Issuer issues 3,000,000 interest bearing certified nonconvertible bearer bonds. Nominal value of one bond – RUR 1,000. Aggregated nominal value of the bonds issued is RUR 3,000,000,000. Starting from the second day of placement a buyer while purchasing the bonds is to pay Accumulated Coupon Income (ACI) calculated using the following formula:

$ACI = N * C1 * (T - T0)/ 365/ 100\%$, где

N – nominal value of a bond (in RUR);

C1 – first coupon rate of interest (in percentage);

T – date on which ACI calculated;

T0 – the date of launch of the placement.

PROCESSED
JAN 19 2007
THOMSON
FINANCIAL

ACI is calculated within the accuracy of a kopeck. Rounding is based on mathematical rules of rounding when whole kopeck is not to be rounded if the first following figure is from 0 to 4 and is to be figured if the first following figure is from 5 to 9.

The bonds are placed by means of a public offering. Circulation period is determined as 2548 days.

The bonds are to be matured on the following dates:
the first 20% of issue nominal value is to be matured on the 1820th day from launch of the placement;
the second 20% of issue nominal value is to be matured on the 2002nd day from launch of the placement;
the third 20% of issue nominal value is to be matured on the 2184th day from launch of the placement;
the forth 20% of issue nominal value is to be matured on the 2366th day from launch of the placement;
the following 20% of issue nominal value is to be matured on the 2548th day from launch of the placement.

Income on securities is fixed in form of interest on the bond's nominal value.

The Certiificate provides detailed information on the guarantor - Volga Finance LLC – and conditions of performing the obligations. The guarantor's liability is limited by the

maximum amount of the combined nominal value of the issue (RUR 3,000,000,000) and the combined amount of coupon yield generated by these bonds.

Full text of the Certificate in Russian is enclosed herewith.

Открытое акционерное общество «ВолгаТелеком»» (ОАО «ВолгаТелеком»)

Место нахождения эмитента: ***Российская Федерация, 603000, г. Нижний Новгород, пл. М. Горького, Дом связи***
Почтовый адрес эмитента: ***603000, г. Нижний Новгород, пл. М. Горького, Дом связи***

С Е Р Т И Ф И К А Т

Открытое акционерное общество «ВолгаТелеком»

неконвертируемые процентные документарные облигации на предъявителя серии ВТ-4 с обязательным централизованным хранением в количестве 3 000 000 (Три миллиона) штук номинальной стоимостью 1000 (Одна тысяча) рублей каждая, сроком погашения первых 20% номинальной стоимости облигаций выпуска в 1820-й день с даты начала размещения облигаций; вторых 20% номинальной стоимости облигаций выпуска в 2002-й день с даты начала размещения облигаций; третьих 20% номинальной стоимости облигаций выпуска в 2184-й день с даты начала размещения облигаций; четвертых 20% номинальной стоимости облигаций выпуска в 2366-й день с даты начала размещения облигаций, пятых 20% номинальной стоимости облигаций выпуска в 2548-й день с даты начала размещения облигаций, способ размещения – открытая подписка.

Государственный регистрационный номер выпуска облигаций:

4	–	4	6	–	0	0	1	3	7	–	A	–				

от 06 июня 2006 года

Открытое акционерное общество «ВолгаТелеком» (далее – Эмитент) обязуется обеспечить права владельцев облигаций при соблюдении ими установленного законодательством Российской Федерации порядка осуществления этих прав.

Настоящий сертификат удостоверяет права на **3 000 000 (Три миллиона) облигаций** номинальной стоимостью **1 000 (Одна тысяча) рублей** каждая, общей номинальной стоимостью **3 000 000 000 (Три миллиарда) рублей.**

Общее количество выпущенных облигаций с данным государственным регистрационным номером: **3 000 000 (Три миллиона) облигаций.**

Настоящий сертификат удостоверяет права на облигации, являющиеся **эмиссионными ценными бумагами на предъявителя.**

Настоящий сертификат передается на хранение в **Некоммерческое партнерство "Национальный депозитарный центр"** (далее – Депозитарий), осуществляющее обязательное централизованное хранение сертификата облигаций.

Место нахождения Депозитария: г. Москва, Средний Кисловский пер., д. 1/13, стр. 4

Почтовый адрес Депозитария: 125009, Российская Федерация, г. Москва, Средний Кисловский пер., д. 1/13, стр. 4.

Генеральный директор
Открытого акционерного общества «ВолгаТелеком» ____________ О.В. Омел...

«____» ____________ 2006 г. М.П.

Главный бухгалтер
Открытого акционерного общества «ВолгаТелеком» ____________ ...

«____» ____________ 2006 г. м.п.

Лицо, предоставившее обеспечение по облигациям выпуска: **Общество с ограниченной ответственностью «Волга-Финанс»**

Генеральный директор ____________ .М.Шулешов

«____» ____________ 2006 г М.П.

Права владельцев Облигаций:

Владелец Облигации имеет право на получение всех частей номинальной стоимости Облигации в порядке и сроки, установленные в п. 9 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.

Владелец Облигации имеет право на получение фиксированного в ней процента от соответствующей части номинальной стоимости Облигации (купонного дохода), порядок определения размера которого указан в п. 9.3 Решения о выпуске ценных бумаг, п. 9.1.2 Проспекта ценных бумаг, а сроки выплаты в п. 9.4 Решения о выпуске ценных бумаг, п. 9.1.2. Проспекта ценных бумаг.

Владелец Облигации имеет право на получение непогашенной части номинальной стоимости при реорганизации, ликвидации либо банкротстве Эмитента в порядке, предусмотренном действующим законодательством Российской Федерации. Под непогашенной частью номинальной стоимости Облигации выше и далее понимается разница между номинальной стоимостью Облигации выпуска и выплаченной владельцам в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг частью номинальной стоимости Облигации.

Владелец Облигации имеет право свободно продавать и иным образом отчуждать Облигацию. Владелец Облигации, купивший Облигацию при первичном размещении, не имеет права совершать сделки с Облигацией до момента регистрации отчета об итогах выпуска ценных бумаг в соответствии с действующим законодательством Российской Федерации.

Все задолженности Эмитента по Облигациям настоящего выпуска будут юридически равны и в равной степени обязательны к исполнению в отношении всех владельцев Облигаций.

В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) владельцы и/или номинальные держатели Облигаций, если последние соответствующим образом уполномочены владельцами Облигаций, имеют право обратиться к Эмитенту с требованием выплаты купонного дохода и/или соответствующей части номинальной стоимости Облигаций и процентов в соответствии со ст. 811ГК РФ, а также в суд (арбитражный суд). В случае неисполнения Эмитентом обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций владельцы Облигаций также имеют право обратиться с требованием о выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций к лицу, предоставившему обеспечение по выпуску Облигаций в порядке, предусмотренном в п. 12 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг. Лицом, предоставившим обеспечение по данному выпуску Облигаций, является Общество с Ограниченной ответственностью «Волга - Финанс»

Местонахождение: *Российская Федерация, 603053, г. Нижний Новгород, ул. Лесная, д.8*

Почтовый адрес: *Российская Федерация, 603000, г. Нижний Новгород ,пл. М.Горького, Дом связи*

Идентификационный номер налогоплательщика: *5256054967*

Сведения об обеспечении исполнения обязательства по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций и порядок действий владельцев и/или номинальных держателей Облигаций в случае отказа Эмитента от исполнения своих обязательств по выплате купонного дохода и/или соответствующей части номинальной стоимости Облигаций (в том числе дефолта, технического дефолта) описаны в п. 9.7 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.

С переходом прав на Облигации права, вытекающие из предоставленного обеспечения, переходят к новому владельцу. Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

Владелец Облигации имеет право на возврат средств инвестирования в случае признания выпуска Облигаций несостоявшимся или недействительным.

Владелец Облигации вправе осуществлять иные права, предусмотренные законодательством Российской Федерации.

Сведения о лице, предоставляющем обеспечение исполнения обязательств по облигациям:

полное фирменное наименование: Общество с ограниченной ответственностью «Волга-Финанс»
сокращенное фирменное наименование: ООО «Волга-Финанс»
место нахождения поручителя: 603053, РФ, город Нижний Новгород, улица Лесная, дом 8.
дата государственной регистрации поручителя: 24.08.2005 года
Основной государственный регистрационный номер: 1055227077245

Указывается на наличие (отсутствие) у лица, предоставляющего обеспечение по облигациям, или принятие на себя лицом, предоставляющим обеспечение по облигациям, обязанности по раскрытию информации о его финансово-хозяйственной деятельности, в том числе в форме ежеквартального отчета и сообщений о существенных фактах (событиях, действиях), затрагивающих финансово-хозяйственную деятельность. Обязанности по раскрытию нет

Условия обеспечения исполнения обязательств по облигациям:

Вид обеспечения (способ предоставляемого обеспечения): *Поручительство*

Размер обеспечения (руб.): *3 000 000 000 (Три миллиарда) рублей, а также совокупный купонный доход по 3 000 000 (Трем миллионам) Облигаций.*

Условия обеспечения и порядок реализации прав владельцев облигаций по предоставленному обеспечению:

ОФЕРТА

о предоставлении обеспечения в форме поручительства для целей выпуска облигаций

г. Нижний Новгород *«21» апреля 2006г.*

1. *Термины и определения.*

1.1. *"Оферта" - настоящая ОФЕРТА.*

1.2. "Общество" – Общество с ограниченной ответственностью «Волга-Финанс»

1.3. "Облигации" - облигации неконвертируемые процентные документарные на предъявителя серии ВТ-4 с обязательным централизованным хранением в общем количестве 3 000 000 (Три миллиона) штук номинальной стоимостью 1 000 (Одна тысяча) рублей каждая, выпускаемые Эмитентом в соответствии с Эмиссионными Документами.

1.4. "Эмиссионные Документы" - Решение о выпуске ценных бумаг, Проспект ценных бумаг и сертификат Облигаций.

1.5. "Эмитент" - Открытое акционерное общество «ВолгаТелеком».

1.6. "Федеральная Служба" - Федеральная Служба по финансовым рынкам (ФСФР России).

1.7. "Событие Неисполнения Обязательств" - событие, описанное в пункте 3.1. Оферты.

1.8. "Обязательства Эмитента" - обязательства Эмитента перед владельцами Облигаций, определенные пунктом 3.1. Оферты.

1.9. "Предельная Сумма" – 3 000 000 000 (Три миллиарда) рублей, а также сумма, составляющая совокупный купонный доход по 3 000 000 (Трем миллионам) Облигаций.

1.10. "Срок Исполнения Обязательств Эмитента" - любой из указанных в пункте 3.1. Оферты сроков.

1.11. "Объем Неисполненных Обязательств" - объем, в котором Эмитент не исполнил Обязательства Эмитента.

1.12. "Требование об Исполнении Обязательств" - требование владельца Облигаций к Обществу, соответствующее условиям пункта 3.3. Оферты.

1.13. "НДЦ" - Некоммерческое Партнерство "Национальный Депозитарный Центр", выполняющее функции депозитария Облигаций.

1.14. "Андеррайтер" - «Межрегиональный Акционерный Коммерческий Банк развития связи и информатики» (Открытое акционерное общество).

2. Предмет и характер Оферты. Условия ее акцепта.

2.1. Настоящей Офертой Общество предлагает любому лицу, имеющему намерение приобрести Облигации, заключить договор с Обществом о предоставлении Обществом в соответствии с законодательством, Уставом Общества и условиями Оферты обеспечения в форме поручительства для целей выпуска Облигаций.

2.2. Оферта является публичной и выражает волю Общества заключить договор поручительства на указанных в Оферте условиях с любым приобретателем Облигаций.

2.3. Оферта является безотзывной, то есть не может быть отозвана в течение срока, установленного для акцепта Оферты.

2.4. Все условия Оферты подлежат включению в полном объеме в Эмиссионные Документы. Оферта считается полученной адресатом в момент обеспечения Эмитентом всем потенциальным приобретателям Облигаций возможности доступа к информации о выпуске Облигаций, содержащейся в Эмиссионных Документах и подлежащей раскрытию в соответствии с Федеральным законом "О рынке ценных бумаг" и нормативными актами Федеральной Службы.

2.5. Акцепт оферты может быть совершен только путем приобретения одной или нескольких Облигаций в порядке, на условиях и в сроки, определенные Эмиссионными Документами. Приобретение Облигаций означает заключение приобретателем Облигаций с Обществом договора поручительства, по которому Общество обязывается перед приобретателем Облигаций отвечать за исполнение Эмитентом его обязательств перед приобретателем Облигаций на условиях, установленных Офертой. С переходом прав на Облигацию к ее приобретателю (новому владельцу) переходят права по указанному договору поручительства в том же объеме и на тех же условиях, которые существуют на момент перехода прав на Облигацию.

3. Обязательства Общества. Порядок и условия их исполнения.

3.1. Общество принимает на себя ответственность за исполнение Эмитентом его обязательств по выплате владельцам Облигаций всех частей номинальной стоимости Облигаций, купонного дохода по Облигациям на следующих условиях: Предельный размер ответственности Общества по Обязательствам Эмитента, ограничен Предельной Суммой.

Ответственность Общества по Обязательствам Эмитента является солидарной.

Общество обязуется исполнить за Эмитента Обязательства Эмитента в той части, в которой Эмитент не исполнил и/или исполнил не в полном объеме Обязательства Эмитента в следующих случаях:

- *Эмитент не выплатил или выплатил не в полном объеме соответствующую часть номинальной стоимости Облигаций в размере, порядке и сроки, определенные Эмиссионными Документами, владельцам Облигаций;*
- *Эмитент не выплатил или выплатил не в полном объеме купонный доход по Облигациям в размерах и сроки, определенные Эмиссионными Документами, владельцам Облигаций.*

3.2. Общество обязуется в соответствии с условиями Оферты исполнить не исполненные Эмитентом Обязательства Эмитента в Объеме Неисполненных Обязательств и в пределах Предельной Суммы. Объем Неисполненных Обязательств определяется Обществом в соответствии с полученными от владельцев Облигаций. Требованиями об Исполнении Обязательств, оформленными в соответствии с п. 3.3. настоящей Оферты.

3.3 Требование об Исполнении Обязательств должно соответствовать следующим условиям:

3.3.1. Требование об Исполнении Обязательств должно быть предъявлено к Обществу в письменной форме и подписано владельцем Облигаций (его уполномоченными лицами);

3.3.2. В Требовании об Исполнении Обязательств должны быть указаны: фамилия, имя, отчество или полное наименование владельца Облигаций, его ИНН, налоговый статус, место жительства (место нахождения), реквизиты его банковского счета, объем Неисполненных Обязательств в отношении владельца Облигаций, количество облигаций, в отношении которых не исполнено обязательство, направляющего данное Требование об Исполнении Обязательств;

3.3.3. В Требовании об Исполнении Обязательств должно быть указано, что Эмитент не выплатил владельцу Облигаций или выплатил не в полном объеме в сроки, установленные Эмиссионными Документами:

- соответствующую часть номинальной стоимости при погашении Облигаций; и/или

- купонный доход в виде процентов от соответствующей части номинальной стоимости Облигаций;

3.3.4. Требование об Исполнении Обязательств должно быть предъявлено к Обществу не позднее 90 дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента в отношении владельца Облигаций, направляющего данное Требование об Исполнении Обязательств. При этом, днем предъявления Требования является день получения Требования Обществом;

3.3.5. К Требованию об Исполнении Обязательств должна быть приложена подтверждающая права владельца Облигаций на его Облигации выписка со счета ДЕПО в НДЦ, или депозитариях, являющихся депонентами по отношению к НДЦ, на Дату составления НДЦ списка владельцев облигаций для выплаты купонного дохода/погашения облигаций, определяемую в соответствии с условиями Эмиссионных документов. В случае предъявления требования, в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по погашению последней части номинальной стоимости Облигаций,, также должна быть приложена копия отчета НДЦ, заверенная депозитарием, о переводе Облигаций в раздел счета депо, предназначенный для блокирования ценных бумаг при погашении;

3.3.6. Требование об Исполнении Обязательств и приложенные к нему документы должны быть направлены в Общество заказным письмом, курьерской почтой или экспресс почтой.

3.4. Общество рассматривает Требование об Исполнении Обязательств в течение 14 (Четырнадцати) дней со дня окончания срока в 90 (Девяносто) дней, установленного пунктом 3.3.4. Оферты. При этом Общество вправе выдвигать против Требования об Исполнении Обязательств любые возражения, которые мог бы представить Эмитент, и не теряет право на эти возражения даже в том случае, если Эмитент от них отказался или признал свой долг.

3.5. Не рассматриваются Требования об Исполнении Обязательств, предъявленные к Обществу позднее 90 (Девяносто) дней со дня наступления соответствующего Срока Исполнения Обязательств Эмитента, в отношении владельцев Облигаций, направивших данное Требование об Исполнении Обязательств.

3.6. В случае принятия решения об удовлетворения Обществом Требования об Исполнении Обязательств, Общество уведомляет об этом владельца Облигаций в течение 30 (Тридцать) дней со дня истечения срока рассмотрения Требования об Исполнении Обязательств (п. 3.4. Оферты) производит платеж в соответствии с условиями Оферты на банковский счет владельца Облигаций, реквизиты которого указаны в Требовании об Исполнении Обязательств.

В случае принятия решения Обществом об отказе в удовлетворении Требования об Исполнении Обязательств, предъявленного в связи с неисполнением/ненадлежащим исполнением Эмитентом обязательств по выплате последней части номинальной стоимости по Облигациям, Общество направляет в НДЦ информацию об отказе в удовлетворении такого Требования об Исполнении Обязательств (с указанием наименования, Ф.И.О. владельца, количества Облигаций , наименования Депозитария, в котором открыт счет депо владельцу).

4. Срок действия поручительства

4.1. Предусмотренное Офертой поручительство Общества вступает в силу с момента заключения приобретателем Облигаций договора поручительства с Обществом в соответствии с пунктом 2.5. Оферты.

4.2. Предусмотренное Офертой поручительство Общества прекращается:

4.2.1. По истечении 90 (Девяносто) дней со дня наступления Срока Исполнения Обязательств Эмитента, если в течение этого срока владельцем Облигаций не будет предъявлено Требование об Исполнении Обязательств в порядке, предусмотренном настоящей Офертой;

4.2.2. Надлежащим исполнением Обществом своих обязательств перед владельцами Облигаций, предъявившими свои Требования об Исполнении Обязательств в порядке и сроки, установленные настоящей Офертой.

4.2.3. В случае изменения срока исполнения Обязательств Эмитента, продления такого срока, любой пролонгации Обязательств Эмитента или любой их реструктуризации в любом виде, а также в случае любого иного изменения

Обязательств Эмитента, влекущего увеличение ответственности или иные неблагоприятные последствия для Общества, совершенного без согласия последнего;

4.2.4. По иным основаниям, установленным действующим законодательством Российской Федерации.

5. Прочие условия.

5.1. Все вопросы отношений Общества и владельцев Облигаций, касающиеся Облигаций и не урегулированные Офертой, регулируются Эмиссионными Документами и действующим законодательством Российской Федерации, понимаются и толкуются в соответствии с ними.

5.2. В случае неисполнения или ненадлежащего исполнения своих обязательств по Оферте Общество несет ответственность в соответствии с действующим законодательством.

5.3. Общество не несет ответственности перед кредиторами Эмитента по обязательствам иных лиц, давших поручительство за Эмитента для целей выпуска Облигаций, даже если такие лица дали такое поручительство совместно с Обществом.

5.4 Споры в связи с Офертой подлежат рассмотрению в Арбитражном суде Нижегородской области, а также в соответствующем суде общей юрисдикции.

5.5 .Настоящая Оферта составлена в 2 (двух) подлинных экземплярах, хранящихся по местонахождению Общества и Эмитента.

6. Адреса и банковские реквизиты Общества.

Юридический адрес:	*Российская Федерация, 603053, г. Нижний Новгород , ул.Лесная, д.8*
ИНН	*5256054967*
Расчетный счет	*40702810024000012580*
Наименование банка	*Филиале ОАО Внешторгбанк в г. Нижнем Новгороде*
Корреспондентский счет	*30101810200000000837*

Подписи:

Генеральный директор
ООО «Волга-Финанс» */Н.М. Шулешов/*

Порядок уведомления об изменении условий обеспечения исполнения обязательств по Облигациям с обеспечением (реорганизация, ликвидация или банкротство лица, предоставившего обеспечение, иное):

В случае изменения сведений о лице, предоставившем обеспечение по Облигациям выпуска, а также в случае изменения условий обеспечения исполнения обязательств по Облигациям по причинам, не зависящим от Эмитента или владельцев Облигаций с обеспечением, в том числе в связи с реорганизацией, ликвидацией или банкротством лица, предоставившего обеспечение, Эмитент публикует информацию об этом в следующие сроки с даты возникновения события:

- *в ленте новостей - в течение 5 (пяти) дней;*
- *на странице в сети «Интернет» по адресу: http://www.v.ru - после публикации сообщения в ленте новостей.*

В случае неисполнения или ненадлежащего исполнения Эмитентом обязательств по Облигациям по выплате (погашению) соответствующей части номинальной стоимости Облигаций и/или выплате купонного дохода по Облигациям Поручитель и Эмитент несут солидарную ответственность.

Договор поручительства, которым обеспечивается исполнение обязательств по Облигациям, считается заключенным с момента возникновения у их первого владельца прав на такие Облигации, при этом письменная форма договора поручительства считается соблюденной.

Облигация с обеспечением предоставляет ее владельцу все права, возникающие из такого обеспечения.

С переходом прав на Облигацию с обеспечением к новому владельцу (приобретателю) переходят все права, вытекающие из такого обеспечения.

Передача прав, возникших из предоставленного обеспечения, без передачи прав на Облигацию является недействительной.

<u>Срок размещения ценных бумаг:</u>

Размещение Облигаций начинается не ранее, чем через 2 (Две) недели после раскрытия Эмитентом информации о государственной регистрации выпуска Облигаций и о порядке доступа к информации, содержащейся в Проспекте ценных бумаг, в соответствии с нормативными правовыми актами РФ.

Сообщение о государственной регистрации выпуска ценных бумаг будет опубликовано Эмитентом в форме сообщения о существенном факте «Сведения о выпуске эмитентом ценных бумаг» в следующем порядке и сроки с даты получения письменного уведомления регистрирующего органа о государственной регистрации выпуска ценных бумаг:

- *в ленте новостей информационных агентств, уполномоченных на публичное предоставление информации, раскрываемой на рынке ценных бумаг («АК&М» и «Интерфакс») (далее - лента новостей) - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.vt.ru - не позднее 3 (Трех) дней;*
- *в газете «Российская газета» - не позднее 5 (Пяти) дней.*

Сообщение также будет опубликовано в «Приложении к Вестнику ФСФР России» не позднее 30 (Тридцати) дней с указанной даты.

Дата начала размещения Облигаций определяется Эмитентом после государственной регистрации выпуска Облигаций и публично раскрывается Эмитентом.
Эмитент публикует сообщение о Дате начала размещения в следующем порядке:
- *в ленте новостей - не позднее, чем за 5 (Пять) дней до даты начала размещения Облигаций;*
- *на странице в сети «Интернет» http://www.vt.ru - не позднее, чем за 4 (Четыре) дня до даты начала размещения Облигаций.*

<u>Дата окончания размещения или порядок ее определения:</u>

Датой окончания размещения является более ранняя из следующих дат:

а) 15-й (пятнадцатый) рабочий день с даты начала размещения Облигаций;

б) дата размещения последней Облигации выпуска.

При этом дата окончания размещения не может быть позднее одного года с даты государственной регистрации выпуска Облигаций

<u>Способ размещения ценных бумаг:</u>

открытая подписка.

<u>Цена (цены) или порядок определения цены размещения ценных бумаг:</u>

Цена размещения Облигаций в первый и последующие дни размещения устанавливается равной номинальной стоимости и составляет 1 000 (Одна тысяча) рублей за одну Облигацию. Начиная со второго дня размещения Облигаций , покупатель при совершении операции купли-продажи Облигаций также уплачивает накопленный купонный доход по Облигациям (НКД), рассчитываемый по следующей формуле

*НКД = Nom * C1 * ((T - T0)/ 365)/ 100%*
где:
НКД - накопленный купонный доход, руб.;
Nom - номинальная стоимость одной Облигации, руб.;
C1 - размер процентной ставки по первому купону, проценты годовых;
T - дата размещения Облигаций, на которую вычисляется НКД;
T0- дата начала размещения Облигаций.

Величина накопленного купонного дохода в расчете на одну Облигацию определяется с точностью до одной копейки (округление производится по правилам математического округления). При этом под правилом математического округления следует понимать метод округления, при котором значение целой копейки (целых копеек) не изменяется, если первая за округляемой цифра равна от 0 до 4, и изменяется, увеличиваясь на единицу, если первая за округляемой цифра равна от 5 до 9.

Порядок и форма оплаты

Форма оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в безналичном порядке в валюте Российской Федерации.

Возможность рассрочки при оплате Облигаций выпуска не предусмотрена. Облигации размещаются при условии их полной оплаты.

Порядок оплаты размещаемых ценных бумаг:

Облигации оплачиваются денежными средствами в валюте Российской Федерации в безналичном порядке в *соответствии с Правилами Биржи.*

Денежные расчеты по сделкам с Облигациями осуществляются покупателями, не являющимися Участниками торгов Биржи, через Участников торгов Биржи. Денежные расчеты между Эмитентом и Участниками торгов Биржи осуществляются в безналичной форме через Небанковскую кредитную организацию закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи" (Расчетная палата ММВБ).

Денежные средства, полученные от размещения Облигаций, зачисляются в Расчётной Палате ММВБ на счет Андеррайтера (посредника при размещении Облигаций), которым является: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество).

Реквизиты счетов, на которые должны перечисляться денежные средства в оплату ценных бумаг выпуска:

Владелец счета Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), ОАО АКБ «Связь-Банк»

Номер счета: 30401810800100000752

Кредитная организация:

Полное наименование: Небанковская кредитная организация закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи"

Сокращенное наименование: НКО ЗАО "РП ММВБ"

Место нахождения: Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8

Почтовый адрес: Российская Федерация, 125009, г. Москва, Средний Кисловский пер., 1/13, строение 8

БИК: 044583505

К/с: 30105810100000000505

Расчеты по сделкам купли-продажи Облигаций при их размещении производятся на условиях "поставка против платежа".

Требования к порядку резервирования денежных средств, в том числе к оформляемым при этом документам, установлены

нормативными документами клиринговой организации ЗАО ММВБ.

При заключении сделки осуществляется процедура контроля ее обеспечения.

Иные условия и порядок оплаты ценных бумаг выпуска:

Участники торгов Биржи, заявки которых в ходе размещения Облигаций не были удовлетворены (были удовлетворены частично), имеют право отозвать зарезервированные, но не использованные для покупки Облигаций денежные средства, из Расчетной Палаты ММВБ. Отзыв денежных средств происходит в порядке и в сроки, установленные нормативными документами клиринговой организации ЗАО ММВБ.

Денежные средства, зачисленные на счет Андеррайтера в Расчётной Палате ММВБ, переводятся им на счёт Эмитента в сроки, определенные соответствующим договором Андеррайтера с Эмитентом.

Порядок погашения Облигаций:

Порядок и иные условия погашения Облигаций:

Погашение каждой части номинальной стоимости Облигаций производится платёжным агентом за счет и по поручению Эмитента (далее по тексту - Платежный агент).

Предполагается, что номинальные держатели - депоненты Депозитария уполномочены получать суммы погашения соответствующей части номинальной стоимости Облигаций.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, самостоятельно отслеживают полноту и актуальность представляемых сведений и несут все связанные с этим риски.

Исполнение Эмитентом обязательств по погашению каждой части номинальной стоимости Облигаций производится на основании перечня владельцев и/или номинальных держателей, предоставленного НДЦ (далее по тексту – «Перечень владельцев и/или номинальных держателей»).

Депонент НДЦ, не уполномоченный своими клиентами получать суммы погашения каждой части номинальной стоимости Облигаций, не позднее чем в 5 (пятый) рабочий день до даты погашения каждой части номинальной стоимости Облигаций, передает в НДЦ список владельцев Облигаций, который должен содержать все реквизиты, указанные ниже в Перечне владельцев и/или номинальных держателей Облигаций.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение сумм погашения по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- *полное наименование/Ф.И.О. владельца Облигаций;*
- *количество принадлежащих владельцу Облигаций;*
- *полное наименование лица, уполномоченного получать суммы погашения по Облигациям;*
- *место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций;*
- *реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям;*
- *идентификационный номер налогоплательщика (ИНН) владельца Облигаций;*
- *налоговый статус владельца Облигаций;*

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций.*

Погашение соответствующей части номинальной стоимости Облигаций производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня НДЦ, предшествующего 6-му (шестому) рабочему дню до даты погашения соответствующей части номинальной стоимости Облигаций (далее по тексту - "Дата составления Перечня владельцев и/или номинальных держателей Облигаций").

Погашение соответствующей части номинальной стоимости Облигаций по отношению к владельцу, включенному в Перечень владельцев и/или номинальных держателей Облигаций, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций.

В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается номинальный держатель.

В случае если права владельцев на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы погашения по Облигациям, то под лицом, уполномоченным получать суммы погашения по Облигациям подразумевается владелец.

Не позднее, чем в 3 (третий) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций НДЦ предоставляет Эмитенту и/или Платёжному агенту Перечень владельцев и/или номинальных держателей Облигаций, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать суммы погашения по Облигациям.

б) количество Облигаций, учитываемых на счетах депо владельца или междепозитарном счете номинального держателя Облигаций, уполномоченного получать суммы погашения по Облигациям;

в) место нахождения и почтовый адрес лица, уполномоченного получать суммы погашения по Облигациям;

г) реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям, а именно

– номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код и ИНН банка, в котором открыт счет.

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать суммы погашения по Облигациям;

е) указание на налоговый статус владельца и лица, уполномоченного получать суммы погашения по Облигациям.

Владельцы Облигаций, их уполномоченные лица, в том числе депоненты НДЦ, обязаны своевременно предоставлять необходимые сведения в НДЦ и самостоятельно отслеживать полноту и актуальность представляемых в НДЦ сведений, и несут все риски, связанные с непредоставлением / несвоевременным предоставлением сведений.

В случае непредоставления или несвоевременного предоставления в НДЦ информации, необходимой для исполнения Эмитентом обязательств по Облигациям, исполнение таких обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных НДЦ, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета и иная информация, необходимая для исполнения Эмитентом обязательств по Облигациям, не позволяют Платежному агенту своевременно осуществить перечисление денежных средств, то такая задержка не может рассматриваться в качестве просрочки исполнения обязательств по Облигациям, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже. Эмитент в случаях, предусмотренных договором с НДЦ, имеет право требовать подтверждения таких данных данными об учете прав на Облигации.

Не позднее, чем за 1 (один) рабочий день до даты погашения соответствующей части номинальной стоимости Облигаций Эмитент перечисляет необходимые денежные средства на счет Платежного агента.

На основании Перечня владельцев и/или номинальных держателей Облигаций, предоставленного НДЦ, Платёжный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из держателей Облигаций, уполномоченных на получение сумм погашения каждой части номинальной стоимости Облигаций.

В даты погашения соответствующей части номинальной стоимости Облигаций Платёжный агент перечисляет на счета лиц, уполномоченных на получение сумм погашения соответствующей части номинальной стоимости Облигаций, указанных в Перечне владельцев и/или номинальных держателей Облигаций необходимые денежные средства.

В случае если одно лицо уполномочено на получение сумм погашения соответствующей части номинальной стоимости Облигаций со стороны нескольких владельцев Облигаций, то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций.

Облигации погашаются последовательно частями в следующие сроки:

Срок погашения облигаций выпуска:

Облигации погашаются последовательно частями в следующие сроки:

в 1820–й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;

в 2002–й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;

в 2184-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;

в 2366-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости;

в 2548-й день с даты начала размещения каждая Облигация погашается частично в размере 20% от номинальной стоимости.

Если дата погашения части номинальной стоимости Облигаций приходится на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Даты начала и даты окончания погашения каждой части номинальной стоимости Облигаций совпадают.

Форма погашения облигаций:

Погашение Облигаций осуществляется денежными средствами в валюте Российской Федерации в безналичном порядке.

Возможность выбора владельцами Облигаций формы их погашения не предусмотрена.

Порядок определения дохода, выплачиваемого по каждой облигации:

Купонный (процентный) период		**Размер купонного (процентного) дохода**
Дата начала	**Дата окончания**	
1. Купон: Первый		
Дата начала размещения Облигаций	*91 -й (Девяносто первый) день с даты начала размещения Облигаций.*	***Размер купонного дохода по каждому купону определяется по следующей формуле:*** ***Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),*** ***где,*** ***j - порядковый номер купонного периода, j=1, 2, ...27,28;*** ***Kj - размер купонного дохода по каждой Облигации (руб.);*** ***Nom –непогашенная часть номинальной стоимости одной Облигации на дату** начала j-того купонного периода (руб.);* ***Cj - размер процентной ставки j-того купона, в процентах годовых;*** ***T(j -1) - дата начала j-того купонного периода;*** ***T(j) - дата окончания j-того купонного периода.*** *Размер купонного дохода по каждому купону определяется с точностью до одной копейки (округление второго знака после*

		запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется). *Процентная ставка по первому купону определяется на Конкурсе, проводимом в дату начала размещения Облигаций , в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. Проспекта ценных бумаг.*

2. Купон: Второй

91-й (Девяносто первый) день с даты начала размещения Облигаций.	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по второму купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

3. Купон: Третий

182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*273 -й (Двести семьдесят третий) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по третьему купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

4. Купон: Четвертый

273 -й (Двести семьдесят третий) день с даты начала размещения Облигаций.	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций*	*Порядок определения размера купонного дохода по четвертому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

5. Купон: Пятый

364-й (Триста шестьдесят четвертый) день с даты начала размещения облигаций.	*455-й (Четыреста пятьдесят пятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по пятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

6. Купон: Шестой

455-й (Четыреста пятьдесят пятый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

7. Купон: Седьмой

546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.	*637-й (Шестьсот тридцать седьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по седьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по седьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

8. Купон: Восьмой

637-й (Шестьсот тридцать седьмой) день с даты начала размещения Облигаций.	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по восьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по восьмому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

9. Купон: Девятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	*819-й (Восемьсот девятнадцатый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по девятому купону аналогичен порядку определения купонного дохода по первому купону.*

		Процентная ставка по девятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.

10. Купон: Десятый

819-й (Восемьсот девятнадцатый) день с даты начала размещения Облигаций.	*910 -й (Девятьсот десятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по десятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по десятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 Проспекта ценных бумаг.*

11. Купон: Одиннадцатый

910-й (Девятьсот десятый) день с даты начала размещения Облигаций.	*1001-й (Одна тысяча первый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по одиннадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по одиннадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.Проспекта ценных бумаг.*

12. Купон: Двенадцатый

1001-й (Одна тысяча первый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двенадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двенадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

13. Купон: Тринадцатый

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	*1183-й (Одна тысяча сто восемьдесят третий) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по тринадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по тринадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

14. Купон: Четырнадцатый

1183-й (Одна тысяча сто восемьдесят третий) день с даты начала размещения Облигаций.	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по четырнадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по четырнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

15. Купон: Пятнадцатый

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	*1365-й (Одна тысяча триста шестьдесят пятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по пятнадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по пятнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

16. Купон: Шестнадцатый

1365-й (Одна тысяча триста шестьдесят пятый) день с даты начала размещения Облигаций.	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по шестнадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по шестнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

17. Купон: Семнадцатый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.	*1547-й (Одна тысяча пятьсот сорок седьмой) день с даты начла размещения Облигаций.*	*Порядок определения размера купонного дохода по семнадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по семнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

18. Купон: Восемнадцатый

1547-й (Одна тысяча пятьсот сорок седьмой) день	*1638-й (Одна тысяча шестьсот тридцать*	*Порядок определения размера купонного дохода по восемнадцатому купону аналогичен порядку определения*

с даты начала размещения Облигаций.	*восьмой) день с даты начала размещения Облигаций.*	*купонного дохода по первому купону.* *Процентная ставка по восемнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

19. Купон: Девятнадцатый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций.	*1729-й (Одна тысяча семьсот двадцать девятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по девятнадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по девятнадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

20. Купон: Двадцатый

1729-й (Одна тысяча семьсот двадцать девятый) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцатому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцатому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 Проспекта ценных бумаг.*

21. Купон: Двадцать первый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.	*1911-й (Одна тысяча девятьсот одиннадцатый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать первому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать первому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.Проспекта ценных бумаг.*

22. Купон: Двадцать второй

1911-й (Одна тысяча девятьсот одиннадцатый) день с даты начала размещения Облигаций.	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать второму купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать второму купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

23. Купон: Двадцать третий

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	*2093-й (Две тысячи девяносто третий) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать третьему купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать третьему купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

24. Купон: Двадцать четвертый

2093-й (Две тысячи девяносто третий) день с даты начала размещения Облигаций	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать четвертому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать четвертому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

25. Купон: Двадцать пятый

2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций	*2275-й (Две тысячи двести семьдесят пятый) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать пятому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать пятому купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

26. Купон: Двадцать шестой

2275-й (Две тысячи двести семьдесят пятый) день с даты начала размещения Облигаций	*2366-й (Две тысячи триста шестьдесят шестой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать шестому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать шестому купону определяется в соответствии с порядком, приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 Проспекта ценных бумаг.*

27. Купон: Двадцать седьмой

2366-й (Две тысячи триста шестьдесят шестой) день с даты начала размещения Облигаций.	*2457-й (Две тысячи четыреста пятьдесят седьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать седьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать седьмому купону определяется в соответствии с порядком, приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2.Проспекта ценных бумаг.*

28. Купон: Двадцать восьмой

2457-й (Две тысячи четыреста пятьдесят седьмой) день с даты начала размещения Облигаций.	*2548-й (Две тысячи пятьсот сорок восьмой) день с даты начала размещения Облигаций.*	*Порядок определения размера купонного дохода по двадцать восьмому купону аналогичен порядку определения купонного дохода по первому купону.* *Процентная ставка по двадцать у купону определяется в соответствии с порядком приведенным в п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2. Проспекта ценных бумаг.*

Если дата выплаты купонного дохода по любому из двадцати восьми купонов по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

В любой день между датой начала размещения и Датой погашения Облигаций (датой погашения последней части номинальной стоимости Облигаций) настоящего выпуска величина накопленного купонного дохода (НКД) рассчитывается по следующей формуле:

НКД = Nom * Cj * (T - T(j-1))/(365*100%),

где:

j - порядковый номер купонного периода, j=1,2,...27,28 ;

Nom –непогашенная часть номинальной стоимости одной Облигации на дату расчета НКД (руб.);

Cj - размер процентной ставки j-го купона, в процентах годовых;

T - текущая дата;

T(j-1) - дата начала j-го купонного периода.

НКД рассчитывается с точностью до одной копейки (округление второго знака после запятой производится по правилам математического округления, а именно: в случае, если третий знак после запятой больше или равен 5, второй знак после запятой увеличивается на единицу, в случае, если третий знак после запятой меньше 5, второй знак после запятой не изменяется).

<u>Порядок определения процентных ставок по купонам Облигаций:</u>

1) Процентная ставка по первому купону определяется путем проведения Конкурса на Бирже среди потенциальных покупателей Облигаций в дату начала размещения Облигаций, в соответствии с порядком, предусмотренным п.8.3 Решения о выпуске и п. 2.7. Проспекта ценных бумаг.

2) В случае, если одновременно с утверждением даты начала размещения Облигаций, Совет директоров Эмитента не принимает решение о приобретении Облигаций у их владельцев, процентные ставки по второму и всем последующим купонам Облигаций устанавливаются равными процентной ставке по первому купону и фиксируются на весь срок обращения Облигаций

3) Одновременно с утверждением даты начала размещения Облигаций Совет директоров Эмитента может принять решение о приобретении Облигаций по требованию их владельцев, заявление на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг, в течение как минимум последних 5 (Пяти) дней j-го купонного периода (j=1, 2,...27). В случае если Советом директоров Эмитента принято такое решение, процентные ставки по всем купонам Облигаций, порядковый номер которых меньше или равен j, устанавливаются равными процентной ставке по первому купону. Указанная информация, включая порядковые номера купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, срок приобретения Облигаций, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитентом, доводится до сведения потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;
- порядок осуществления приобретения Облигаций;
- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);
- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

4) Процентная ставка по купонам, размер (порядок определения) которых не был установлен Эмитентом (i=(j+1),..,28), определяется Эмитентом в числовом выражении в Дату установления i-го купона, которая наступает не позднее, чем за 10(десять) календарных дней до даты окончания j-го купонного периода. Эмитент имеет право определить в Дату установления i-го купона ставки любого количества следующих за i-м купоном неопределенных купонов (при этом k - номер последнего из определяемых купонов). Сведения о величине процентной ставки по i-му купону раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона по Облигациям:

- *в ленте новостей - не позднее 1 (Одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней;*
- *в газете «Российская газета» – не позднее 5 (Пяти) дней.*

при этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Сообщение также публикуется в «Приложении к Вестнику ФСФР России».

Эмитент информирует Биржу о принятых решениях, в том числе об определенных ставках, не позднее, чем за 10 (Десять) дней до даты окончания (j-1)-го купонного периода (периода, в котором определяется процентная ставка по j-тому и последующим купонам)

5) В случае если после объявления процентных ставок купонов (в соответствии с предыдущими подпунктами), у Облигации останутся неопределенными процентные ставки хотя бы по одному из последующих купонов, тогда одновременно с сообщением о величине процентной ставки по i-му купону Эмитент обязан принять решение о приобретении Облигаций по требованию владельцев Облигаций, заявления на приобретение которых поступили от владельцев Облигаций в порядке, установленном в Решении о выпуске ценных бумаг и Проспекте ценных бумаг, в течение как минимум последних 5 (Пяти) дней k-го купонного периода (в случае если Эмитентом определяется ставка только одного i-го купона, i=k).

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:
- размер купона по Облигациям за соответствующий купонный период;
- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;
- порядок осуществления приобретения Облигаций;
- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);
- форма и срок оплаты приобретаемых Облигаций;
- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент информирует Биржу о принятых решениях, в том числе об определенных ставках, не позднее, чем за 10 (Десять) дней до даты окончания (j-1)-го купонного периода (периода, в котором определяется процентная ставка по j-тому и последующим купонам)

Порядок раскрытия информации о размере процентной ставки по каждому из купонов, размер которых устанавливается Эмитентом после государственной регистрации Отчета об итогах выпуска облигаций:

Сведения о величине процентной ставки по 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 купонам раскрываются Эмитентом в форме сообщения о существенных фактах «Сведения о начисленных и (или) выплаченных доходах по ценным бумагам эмитента» и «Сведения о сроках исполнения обязательств эмитента перед владельцами ценных бумаг» в следующем порядке и сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей – не позднее 1 (Одного) дня,

- на странице в сети «Интернет» по адресу http://www.vt.ru - не позднее 3 (Трех) дней;

- в газете «Российская газета» - не позднее 5 (Пяти) дней.

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

При этом данное сообщение должно быть опубликовано не позднее чем за 5 (Пять) рабочих дней до даты окончания купонного периода, предшествующего первому из купонных периодов, по которому согласно вышеуказанному протоколу Эмитентом определяется размер процента (купона).

Эмитент информирует Биржу о принятых решениях, в том числе об определенных ставках, не позднее, чем за 10 (Десять) дней до даты окончания (j-1)-го купонного периода (периода, в котором определяется процентная ставка по j-тому и

последующим купонам)

Порядок и срок выплаты дохода по облигациям, включая порядок и срок выплаты каждого купона

порядок и срок выплаты процентов (купона) по облигациям, включая срок выплаты каждого купона:

Купонный (процентный) период		*Срок (дата) выплаты купонного (процентного) дохода*	*Дата составления списка владельцев и/или номинальных держателей Облигаций для выплаты купонного (процентного) дохода*
Дата начала	*Дата окончания*		

1. Купон: Первый

Дата начала размещения Облигаций.	*91-й (Девяносто первый) день с даты начала размещения Облигаций.*	*91-й (Девяносто первый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

Порядок выплаты купонного (процентного) дохода:

Выплата купонного дохода по Облигациям производится денежными средствами в валюте Российской Федерации в безналичном порядке лицам, указанным в Перечне владельцев и/или номинальных держателей Облигации, в пользу владельцев Облигаций. Владелец Облигации, если он не является депонентом Депозитария, может уполномочить номинального держателя Облигаций (далее Держатель) получить сумму купонного дохода, выплачиваемого по Облигациям.

Презюмируется, что Держатели Облигаций уполномочены получать купонный доход по Облигациям. Держатели Облигаций и/или иные лица, не уполномоченные своими клиентами получать купонный доход по Облигациям, не позднее чем в 5 (пятый) рабочий день до даты выплаты купонного дохода по Облигациям, передают в Депозитарий список владельцев Облигаций, который должен содержать все реквизиты, содержащиеся в Перечне владельцев и/или номинальный держателей Облигаций, как указано ниже.

Выплата купонного дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6-му (шестому) рабочему дню до даты выплаты купонного дохода по Облигациям (далее по тексту - «Дата составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода»).

Исполнение обязательств по отношению к владельцу, являющемуся таковым на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, признается надлежащим, в том числе в случае отчуждения Облигаций после Даты составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода. В случае если права владельца на Облигации учитываются номинальным держателем и номинальный держатель уполномочен на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы по Облигациям подразумевается номинальный держатель. В случае если права владельца на Облигации не учитываются номинальным держателем или номинальный держатель не уполномочен владельцем на получение суммы купонного дохода по Облигациям, то под лицом, уполномоченным получать суммы купонного дохода по Облигациям подразумевается владелец.

В том случае, если среди владельцев, уполномочивших номинального держателя на получение купонного дохода по Облигациям, есть нерезиденты и/или физические лица, то номинальный держатель обязан указать в списке владельцев Облигаций в отношении таких лиц следующую информацию:

- ***полное наименование/Ф.И.О. владельца Облигаций;***
- ***количество принадлежащих владельцу Облигаций ;***
- ***полное наименование лица, уполномоченного получать суммы погашения по Облигациям;***
- ***место нахождения (или регистрации – для физических лиц) и почтовый адрес, включая индекс, владельца Облигаций ;***
- ***реквизиты банковского счета лица, уполномоченного получать суммы погашения по Облигациям ;***
- ***идентификационный номер налогоплательщика (ИНН) владельца Облигаций ;***
- ***налоговый статус владельца Облигации ;***

в случае если владельцем Облигаций является юридическое лицо-нерезидент:

- *индивидуальный идентификационный номер (ИИН) – при наличии;*

в случае если владельцем Облигаций является физическое лицо:

- *вид, номер, дата и место выдачи документа, удостоверяющего личность владельца Облигаций, наименование органа, выдавшего документ;*
- *номер свидетельства государственного пенсионного страхования владельца Облигаций (при его наличии);*
- *ИНН владельца Облигаций (при его наличии);*
- *число, месяц и год рождения владельца Облигаций .*

Не позднее чем в 3 (третий) рабочий день до даты выплаты купонного дохода по Облигациям Депозитарий предоставляет Эмитенту и/или Платежному агенту перечень владельцев и/или номинальных держателей Облигаций, составленный на Дату составления перечня владельцев и/или номинальных держателей Облигаций в целях выплаты купонного дохода, включающий в себя следующие данные:

а) полное наименование лица, уполномоченного получать сумму купонного дохода по Облигациям;

б) количество Облигаций, учитываемых на счете депо лица, уполномоченного получать сумму купонного дохода по Облигациям ;

в) место нахождения и почтовый адрес лица, уполномоченного получать сумму купонного дохода по Облигациям;

г) реквизиты банковского счёта лица, уполномоченного получать сумму купонного дохода по Облигациям , а именно:

- номер счета;

- наименование банка, в котором открыт счет;

- корреспондентский счет банка, в котором открыт счет;

- банковский идентификационный код банка, в котором открыт счет;

д) идентификационный номер налогоплательщика (ИНН) лица, уполномоченного получать сумму купонного дохода по Облигациям ;

е) налоговый статус лица, уполномоченного получать сумму купонного дохода по Облигациям (резидент, нерезидент с постоянным представительством в Российской Федерации, нерезидент без постоянного представительства в Российской Федерации и т.д.).

Владелец или номинальный держатель Облигаций самостоятельно отслеживает полноту и актуальность реквизитов банковского счета, предоставленных им в Депозитарий. В случае непредоставления или несвоевременного предоставления Депозитарию указанных реквизитов, исполнение обязательств производится лицу, предъявившему требование об исполнении обязательств и являющемуся владельцем Облигаций на дату предъявления требования. При этом исполнение Эмитентом обязательств по Облигациям производится на основании данных Депозитария, в этом случае обязательства Эмитента считаются исполненными в полном объеме и надлежащим образом. В том случае, если предоставленные владельцем или номинальным держателем или имеющиеся в Депозитарии реквизиты банковского счета не позволяют платежному агенту Эмитента своевременно осуществить по ним перечисление денежных средств, то такая задержка в исполнении обязательств Эмитента не может рассматриваться в качестве дефолта, а владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.

Не позднее чем за 1 (один) рабочий день до даты выплаты купонного дохода по Облигациям Эмитент перечисляет необходимые денежные средства на счёт платежного агента.

На основании перечня владельцев и/или номинальных держателей Облигаций, предоставленного Депозитарием, платежный агент рассчитывает суммы денежных средств, подлежащих выплате каждому из владельцев и/или номинальных держателей Облигаций , уполномоченных на получение суммы купонного дохода по Облигациям.

В дату выплаты купонного дохода по Облигациям платежный агент переводит денежные средства в уплату купонного дохода на банковские счета владельцев и/или номинальных держателей Облигаций, указанные в перечне владельцев и/или номинальных держателей Облигаций. В случае, если одно лицо уполномочено на получение суммы купонного дохода по Облигациям со стороны нескольких владельцев Облигаций , то такому лицу перечисляется общая сумма без разбивки по каждому владельцу Облигаций. Держатели Облигаций , не являющиеся владельцами Облигаций, перечисляют денежные средства в уплату купонного дохода владельцам Облигаций в порядке, определенном между Держателем Облигаций и владельцем Облигаций.

Обязательства Эмитента по уплате соответствующего купонного дохода по Облигациям считаются исполненными после списания средств со счета Эмитента и/или корреспондентского счета платежного агента в оплату купонного дохода в адрес владельцев и Держателей Облигаций.

2. Купон: Второй

91-й (Девяносто первый) день с даты начала размещения Облигаций.	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.*	*182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*

		рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по второму купону аналогичен порядку выплаты дохода по первому купону.***			

3. Купон: Третий

182 -й (Сто восемьдесят второй) день с даты начала размещения Облигаций.	*273 -й (Двести семьдесят третий) день с даты начала размещения Облигаций.*	*273 -й (Двести семьдесят третий) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по третьему купону аналогичен порядку выплаты дохода по первому купону.***			

4. Купон: Четвертый

273 -й (Двести семьдесят третий) день с даты начала размещения Облигаций.	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций.*	*364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по четвертому купону аналогичен порядку выплаты дохода по первому купону.***			

5. Купон: Пятый

364-й (Триста шестьдесят четвертый) день с даты начала размещения Облигаций	*455-й (Четыреста пятьдесят пятый) день с даты начала размещения Облигаций.*	*455-й (Четыреста пятьдесят пятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*

Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по пятому купону аналогичен порядку выплаты дохода по первому купону.***

6. Купон: Шестой

455-й (Четыреста пятьдесят пятый) день с даты начала размещения Облигаций.	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.*	*546-й (Пятьсот сорок шестой) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по шестому купону аналогичен порядку выплаты дохода по первому купону.***			

7. Купон: Седьмой

546-й (Пятьсот сорок ***шестой) день с даты начала размещения Облигаций.***	*637-й (Шестьсот тридцать* ***седьмой) день с даты начала размещения Облигаций.***	*637-й (Шестьсот тридцать* ***седьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по седьмому купону аналогичен порядку выплаты дохода по первому купону.***			

8. Купон: Восьмой

637-й (Шестьсот тридцать ***седьмой) день с даты начала размещения Облигаций.***	*728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.*	*728-й (Семьсот двадцать* ***восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по восьмому купону аналогичен порядку выплаты дохода по первому купону.***			

9. Купон: Девятый

728-й (Семьсот двадцать восьмой) день с даты начала размещения Облигаций.	*819-й (Восемьсот девятнадцатый) день с даты начала размещения Облигаций.*	***819-й (Восемьсот девятнадцатый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по девятому купону аналогичен порядку выплаты дохода по первому купону.***			

10. Купон: Десятый

819-й (Восемьсот девятнадцатый) день с даты начала размещения Облигаций.	*910 -й (Девятьсот десятый) день с даты начла размещения Облигаций.*	***910 -й (Девятьсот десятый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по десятому купону аналогичен порядку выплаты дохода по первому купону.***			

11. Купон: Одиннадцатый

910 - й (Девятьсот десятый) день с даты начла размещения Облигаций.	*1001-й (Одна тысяча первый) день с даты начала размещения Облигаций.*	***1001-й (Одна тысяча первый) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по одиннадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

12. Купон: Двенадцатый

1001-й (Одна тысяча первый) день с даты начала размещения Облигаций.	*1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.*	***1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций , являющихся таковыми по***

		Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по двенадцатому купону аналогичен порядку выплаты дохода по первому купону.*			

13 купон: Тринадцатый

1092-й (Одна тысяча девяносто второй) день с даты начала размещения Облигаций.	*1183-й (Одна тысяча сто восемьдесят третий) день с даты начала размещения Облигаций.*	*1183-й (Одна тысяча сто восемьдесят третий) день с даты начала размещения Облигаций.* *Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по тринадцатому купону аналогичен порядку выплаты дохода по первому купону.*			

14. Купон: Четырнадцатый

1183-й (Одна тысяча сто восемьдесят третий) день с даты начала размещения Облигаций.	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.*	*1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: *Порядок выплаты дохода по четырнадцатому купону аналогичен порядку выплаты дохода по первому купону.*			

15. Купон: Пятнадцатый

1274-й (Одна тысяча двести семьдесят четвертый) день с даты начала размещения Облигаций.	*1365-й (Одна тысяча триста шестьдесят пятый) день с даты начала размещения Облигаций.*	*1365-й (Одна тысяча триста шестьдесят пятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария,*

		того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	*предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по пятнадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

16. Купон: Шестнадцатый

1365-й (Одна тысяча триста шестьдесят пятый) день с даты начала размещения Облигаций.	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.*	*1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по шестнадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

17. Купон: Семнадцатый

1456-й (Одна тысяча четыреста пятьдесят шестой) день с даты начала размещения Облигаций.	*1547-й (Одна тысяча пятьсот сорок седьмой) день с даты начала размещения Облигаций.*	*1547-й (Одна тысяча пятьсот сорок седьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.*
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по семнадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

18. Купон: Восемнадцатый

1547-й (Одна тысяча пятьсот сорок седьмой) день с даты начала размещения облигаций	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения облигаций.*	*1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для*	*Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .*

		расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по восемнадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

19. Купон: Девятнадцатый

1638-й (Одна тысяча шестьсот тридцать восьмой) день с даты начала размещения Облигаций	*1729-й (Одна тысяча семьсот двадцать девятый) день с даты начала размещения Облигаций.*	*1729-й (Одна тысяча семьсот двадцать девятый) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по девятнадцатому купону аналогичен порядку выплаты дохода по первому купону.***			

20. Купон: Двадцатый

1729-й (Одна тысяча семьсот двадцать девятый) день с даты начала размещения Облигаций.	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций*	*1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по двадцатому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по двадцатому купону выплачивается одновременно с погашением 20 (Двадцати) процентов номинальной стоимости Облигаций выпуска.***			

21. Купон: Двадцать первый

1820-й (Одна тысяча восемьсот двадцатый) день с даты начала размещения Облигаций	*1911-й (Одна тысяча девятьсот одиннадцатый) день с даты начала размещения Облигаций.*	*1911-й (Одна тысяча девятьсот одиннадцатый) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по***

		день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	***Облигациям.***
Порядок выплаты купонного (процентного) дохода:			
Порядок выплаты дохода по двадцать первому купону аналогичен порядку выплаты дохода по первому купону.			

22. Купон: Двадцать второй

1911-й (Одна тысяча девятьсот одиннадцатый) день с даты начала размещения Облигаций.	***2002-й (Две тысячи второй) день с даты начала размещения Облигаций.***	*2002-й (Две тысячи второй) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода:			
Порядок выплаты дохода по двадцать второму купону аналогичен порядку выплаты дохода по первому купону.			
Доход по двадцать второму купону выплачивается одновременно с погашением 20 (Двадцати) процентов номинальной стоимости Облигаций выпуска.			

23. Купон: Двадцать третий

2002-й (Две тысячи второй) день с даты начала размещения Облигаций.	*2093-й (Две тысячи девяносто третий) день с даты начала размещения Облигаций.*	*2093-й (Две тысячи девяносто третий) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода:			
Порядок выплаты дохода по двадцать третьему купону аналогичен порядку выплаты дохода по первому купону.			

24. Купон: Двадцать четвертый

2093-й (Две тысячи девяносто третий) день с даты начала размещения Облигаций.	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.*	*2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***

		расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	

Порядок выплаты купонного (процентного) дохода:
Порядок выплаты дохода по двадцать четвертому купону аналогичен порядку выплаты дохода по первому купону.
Доход по двадцать четвертому купону выплачивается одновременно с погашением 20 (Двадцати) процентов номинальной стоимости Облигаций выпуска.

25. Купон: Двадцать пятый

2184-й (Две тысячи сто восемьдесят четвертый) день с даты начала размещения Облигаций.	*2275-й (Две тысячи двести семьдесят пятый) день с даты начала размещения Облигаций.*	***2275-й (Две тысячи двести семьдесят пятый) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***

Порядок выплаты купонного (процентного) дохода:
Порядок выплаты дохода по двадцать пятому купону аналогичен порядку выплаты дохода по первому купону.

26. Купон: Двадцать шестой

2275-й (Две тысячи двести семьдесят пятый) день с даты начала размещения Облигаций.	*2366-й (Две тысячи триста шестьдесят шестой) день с даты начала размещения Облигаций.*	***2366-й (Две тысячи триста шестьдесят шестой) день с даты начала размещения Облигаций. Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***

Порядок выплаты купонного (процентного) дохода:
Порядок выплаты дохода по двадцать шестому купону аналогичен порядку выплаты дохода по первому купону.
Доход по двадцать шестому купону выплачивается одновременно с погашением 20 (Двадцати) процентов номинальной стоимости Облигаций выпуска.

27. Купон: Двадцать седьмой

2366-й (Две тысячи триста шестьдесят шестой) день с даты начала размещения Облигаций.	*2457-й (Две тысячи четыреста пятьдесят седьмой) день с даты начала размещения Облигаций.*	*2457-й (Две тысячи четыреста пятьдесят седьмой) день с даты начала размещения Облигаций.* ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям .***

		выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.	
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по двадцать седьмому купону аналогичен порядку выплаты дохода по первому купону.***			

28. Купон: Двадцать восьмой

2457-й (Две тысячи четыреста пятьдесят седьмой) день с даты начала размещения Облигаций.	*2548-й (Две тысячи пятьсот сорок восьмой) день с даты начала размещения Облигаций.*	***2548-й (Две тысячи пятьсот сорок восьмой) день с даты начала размещения Облигаций.*** ***Если дата выплаты купонного дохода по Облигациям выпадает на выходной день, независимо от того, будет ли это государственный выходной день или выходной день для расчетных операций, то выплата надлежащей суммы производится в первый рабочий день, следующий за выходным. Владелец Облигации не имеет права требовать начисления процентов или какой-либо иной компенсации за такую задержку в платеже.***	***Выплата дохода по Облигациям производится в пользу владельцев Облигаций, являющихся таковыми по состоянию на конец операционного дня Депозитария, предшествующего 6 (шестому) рабочему дню до даты выплаты дохода по Облигациям.***
Порядок выплаты купонного (процентного) дохода: ***Порядок выплаты дохода по двадцать восьмому купону аналогичен порядку выплаты дохода по первому купону.*** ***Доход по двадцать восьмому купону выплачивается одновременно с погашением 20 (Двадцати) процентов номинальной стоимости Облигаций выпуска.***			

<u>Порядок и условия приобретения облигаций Эмитентом с возможностью их последующего обращения:</u>

Условия и порядок приобретения облигаций:

Предусмотрена возможность приобретения Облигаций Эмитентом ***по требованию их владельца (владельцев), а также по соглашению с их владельцем (владельцами)*** с возможностью их дальнейшего обращения до истечения срока погашения..

I. В случае если после объявления процентных ставок купонов (в соответствии с подпунктами - п. 9.3 Решения о выпуске ценных бумаг и п. 9.1.2 А Проспекта ценных бумаг), у Облигации останутся неопределенными процентные ставки хотя бы одного из последующих купонов, тогда одновременно с сообщением о ставках i-го и других определяемых купонов по Облигациям Эмитент обязан обеспечить право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение как минимум последних 5 (Пяти) дней k-го купонного периода (при этом k - номер последнего из определяемых купонов) (в случае если Эмитентом определяется ставка только одного i-го купона, то i=k).

Эмитент осуществляет приобретение Облигации по требованию их владельцев в течение срока, определяемого согласно соответствующему решению Совета директоров Эмитента.

Указанная информация, включая порядковые номера купонов, процентная ставка по которым определена в Дату установления i-го купона, срок приобретения Облигаций, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, доводится до потенциальных приобретателей Облигаций путем опубликования сообщения в следующем порядке и сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей – не позднее 1(Одного) дня;

- на странице в сети Интернет по адресу: http://www.vt.ru не позднее 3 (трех) дней

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент обеспечивает право владельцев Облигаций требовать от Эмитента приобретения Облигаций в течение срока, установленного соответствующим решением Совета директоров Эмитента, который составит как минимум 5 (Пять) последних дней купонного периода, предшествующего купонному периоду, ставка по которому не была определена после государственной регистрации Отчета об итогах выпуска ценных бумаг) (далее – Период предъявления Облигаций к приобретению Эмитентом).

Срок приобретения облигаций или порядок его определения:

Дата Приобретения Облигаций по требованиям их владельцев, заявленным в Период предъявления Облигаций к приобретению Эмитентом, определяется как 3 (Третий) рабочий день купонного периода, по которому процентная ставка устанавливается Эмитентом после государственной регистрации отчета об итогах выпуска Облигаций

Порядок и условия приобретения Эмитентом Облигаций по требованию владельцев Облигаций:

1) Владелец Облигаций, являющийся Участником торгов Биржи действует самостоятельно. В случае, если владелец Облигаций не является Участником торгов Биржи, он заключает соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дает ему поручение осуществить все необходимые действия для продажи Облигаций Эмитенту. Участник торгов Биржи, действующий за счет и по поручению владельцев Облигаций, а также действующий от своего имени и за свой счет, далее именуется "Держатель".

2) В течение Периода предъявления Облигаций к приобретению Эмитентом Держатель Облигаций должен направить Агенту Эмитента, которым является «Акционерный Коммерческий банк развития связи и информатики» (открытое акционерное общество) (далее – "Агент"), заказным письмом письменное уведомление о намерении продать определенное количество Облигаций (далее - "Уведомление").

Уведомление должно выражать намерение продать Эмитенту Облигации Эмитента , а также содержать следующие сведения:

- полное наименование Держателя Облигаций;

- полное наименование владельца Облигаций (в случае, если Держатель Облигаций - Участник торгов Биржи - действует за счет и по поручению владельцев Облигаций);

- государственный регистрационный номер и дату государственной регистрации Облигаций;

- количество предлагаемых к продаже Облигаций (цифрами и прописью).

Уведомление должно быть подписано уполномоченным лицом Держателя Облигаций и скреплено печатью Держателя.

Уведомление считается полученным в дату вручения адресату или отказа адресата от его получения, подтвержденного соответствующим документом.

3) после направления Уведомления Держатель Облигаций подает в Дату Приобретения Облигаций адресную заявку на продажу Облигаций в Систему торгов Биржи в соответствии с Правилами Биржи, адресованную Агенту Эмитента, являющемуся Участником торгов Биржи, с указанием Цены Приобретения Облигаций, и кодом расчетов Т0. Данная заявка должна быть выставлена Держателем в систему торгов с 13 часов 00 минут до 15 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом. Количество Облигаций, указанное в данной заявке, не должно превышать количества Облигаций, ранее указанного в Уведомлении, направленном Держателем Облигаций Агенту Эмитента.

4) Сделки по Приобретению Эмитентом Облигаций у Держателей Облигаций совершаются через Агента Эмитента в Системе торгов Биржи в соответствии с Правилами Биржи.

Эмитент обязуется в срок не позднее 17 часов 00 минут по московскому времени в Дату Приобретения Облигаций Эмитентом заключить сделки со всеми Держателями Облигаций, от которых были получены Уведомления, путем подачи через своего Агента встречных адресных заявок к заявкам, поданным в соответствии с Решением о выпуске ценных бумаг и Проспектом ценных бумаг и находящимся в Системе торгов к моменту заключения сделки.

Сделки по приобретению Облигаций Эмитентом заключаются в Системе торгов Биржи в соответствии с Правилами Биржи.

В случае, если приобретение Облигаций Эмитентом через Биржу в порядке, предусмотренном Решением о выпуске ценных бумаг и Проспектом ценных бумаг, не будет представляться возможным или будет не соответствовать требованиям законодательства РФ, Эмитент принимает решение об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций.

В таком случае приобретение Облигаций Эмитентом будет осуществляться в соответствии с нормативными документами, регулирующими деятельность такого организатора торговли на рынке ценных бумаг, а Эмитент одновременно с сообщением об определении ставки по купону должен опубликовать информацию об организаторе торговли на рынке ценных бумаг, через которого Эмитент будет заключать сделки по приобретению Облигаций в следующие сроки с даты составления протокола собрания (заседания) уполномоченного органа Эмитента, на котором принято решение об определении размера соответствующего купона (размеров соответствующих купонов) по Облигациям:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней.

Указанная информация будет включать в себя:

- полное и сокращенное наименование организатора торговли на рынке ценных бумаг,

- его место нахождения,

- сведения о лицензии: номер, дата выдачи, срок действия, орган, выдавший лицензию;

- порядок проведения приобретения в соответствии с правилами организатора торговли.

Эмитент обязан приобрести все Облигации, Уведомления о намерении продать которые и адресные заявки на продажу которых поступили от владельцев в установленный срок.

Цена приобретения (порядок определения цены приобретения в виде формулы с переменными, значения которых не могут изменяться в зависимости от усмотрения эмитента) облигаций:

Эмитент обязуется покупать Облигации по цене равной 100% (Сто процентов) от непогашенной части номинальной стоимости. Данная цена указывается без учета накопленного купонного дохода по Облигациям на Дату приобретения Облигаций, который уплачивается Эмитентом владельцу приобретаемых им Облигаций сверх цены покупки при совершении сделки.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым устанавливается равной процентной ставке по первому купону, а также порядковый номер купонного периода (j), в котором владельцы Облигаций могут требовать приобретения Облигаций Эмитента, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент информирует Биржу о принятых решениях, в том числе об определенных ставках, не позднее, чем за 10 (Десять) дней до даты окончания (j-1)-го купонного периода (периода, в котором определяется процентная ставка по j-тому и последующим купонам)

Сообщение о принятом Советом директоров Эмитента решении о приобретении Облигаций, включая информацию о порядковых номерах купонов, процентная ставка по которым определена в Дату установления i-го купона, а также порядковый номер купонного периода (k), в котором будет происходить приобретение Облигаций, должно быть опубликовано Эмитентом в следующие сроки с даты составления Эмитентом протокола собрания (заседания) Совета директоров Эмитента, на котором было принято решение о приобретении Облигаций по требованию их владельцев:

- в ленте новостей - не позднее 1 (Одного) дня;

- на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3 (Трех) дней.

Сообщение будет содержать следующую информацию:

- размер купона по Облигациям за соответствующий купонный период;

- цена, по которой Эмитент обязуется приобретать Облигации по требованию владельцев Облигаций;

- порядок осуществления приобретения Облигаций;

- количество приобретаемых Облигаций (равное 100% размещенных Облигаций);

- форма и срок оплаты приобретаемых Облигаций;

- срок приобретения Облигаций;

- иные условия приобретения Облигаций Эмитентом, информация о которых должна быть раскрыта в соответствии с нормативно-правовыми актами, регулирующими порядок раскрытия информации эмитентами эмиссионных ценных бумаг.

Эмитент информирует Биржу о принятых решениях, в том числе об определенных ставках, не позднее, чем за 10 (Десять) дней до даты окончания (j-1)-го купонного периода (периода, в котором определяется процентная ставка по j-тому и последующим купонам)

В случае приобретения Эмитентом Облигаций выпуска они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.

В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (погашения последней части номинальной стоимости Облигаций) (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3(трех) дней;*
- *в газете «Российская газета» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

II. Возможность приобретения эмитентом облигаций выпуска по соглашению с их владельцами:

Совет директоров Эмитента в соответствии с его Уставом может принимать отдельные решения о приобретении Облигаций. Такое решение принимается Советом директоров Эмитента с утверждением цены, срока и порядка приобретения Облигаций, включая порядок оплаты приобретаемых Облигаций.

Срок приобретения облигаций или порядок его определения:

Эмитент осуществляет приобретение Облигации по соглашению с их владельцами в течение срока, определяемого согласно соответствующему решению уполномоченного органа Эмитента.

Срок приобретения Облигаций не может наступать ранее даты регистрации Отчета об итогах выпуска ценных бумаг.

Порядок раскрытия эмитентом информации о приобретении облигаций:

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций по соглашению с их владельцами публикуется в течение 5 (Пяти) дней с даты принятия Эмитентом соответствующего решения, но не позднее, чем за 7 (Семь) дней до начала срока принятия предложения приобретении Облигаций, в следующем порядке:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу http://www.vt.ru - не позднее 3 (трех) дней;*
- *в газете «Российская газета» - не позднее 5 (пяти) дней.*

Сообщение владельцам Облигаций о принятом Советом директоров Эмитента решении о приобретении Облигаций должно содержать следующую информацию:

- дату принятия решения о приобретении Облигаций;

- идентификационные признаки Облигаций, государственный регистрационный номер и дату государственной регистрации выпуска Облигаций;

- *дату начала приобретения Эмитентом Облигаций;*
- *дату окончания приобретения Облигаций;*
- *цену приобретения Облигаций или порядок ее определения;*
- *количество приобретаемых Облигаций;*
- *порядок приобретения Облигаций, в том числе срок подачи заявок на приобретение,*
- *форму и срок оплаты;*

В случае приобретения Эмитентом Облигаций они поступают на счет депо Эмитента в Депозитарии, осуществляющем учет прав на Облигации.
В последующем приобретенные Эмитентом Облигации могут быть вновь выпущены в обращение на вторичный рынок до истечения их срока погашения (при условии соблюдения Эмитентом требований законодательства Российской Федерации).

В случае принятия владельцами Облигаций предложения об их приобретении Эмитентом в отношении большего количества Облигаций, чем указано в таком предложении, Эмитент приобретает Облигации у владельцев пропорционально заявленным требованиям при соблюдении условия о приобретении только целых Облигаций.

Иные условия приобретения Облигаций отсутствуют.

Сообщение об исполнении Эмитентом обязательств по приобретению Облигаций Эмитента публикуется в форме сообщения о существенном факте «Сведения о сроках исполнения обязательств перед владельцами ценных бумаг эмитента» в следующие сроки с даты, в которую соответствующее обязательство должно быть исполнено:

- *в ленте новостей - не позднее 1 (одного) дня;*
- *на странице в сети «Интернет» по адресу: http://www.vt.ru - не позднее 3(трех) дней;*
- *в газете «Российская газета» - не позднее 5 (пяти) дней.*

Данное сообщение также публикуется в «Приложении к Вестнику ФСФР России».

Порядок размещения ценных бумаг:

Порядок и условия заключения гражданско-правовых договоров (порядок и условия подачи и удовлетворения заявок) в ходе размещения ценных бумаг:

Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, Размещение Облигаций проводится путём заключения сделок купли-продажи Облигаций по Цене размещения Облигаций, указанной в п. 8.4. Решения о выпуске ценных бумаг, п.2.4 и 9.2. Проспекта ценных бумаг.

Сделки при размещении Облигаций заключаются с использованием системы торгов Закрытого акционерного общества «Фондовая биржа ММВБ» (далее – Биржа, ФБ ММВБ) путём удовлетворения заявок на покупку Облигаций, поданных с использованием системы торгов Биржи в соответствии с Правилами проведения торгов Биржи (далее– Правила Биржи).

Размещение Облигаций осуществляется через посредника (Андеррайтера), которым является Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество), действующего от своего имени, но по поручению и за счёт Эмитента.

Решение об одобрении заключаемой в ходе размещения Облигаций сделки купли-продажи Облигаций, в совершении которой имеется заинтересованность, должно быть принято до ее заключения в порядке, установленном федеральными законами.

Торги при размещении Облигаций будут проводиться в форме конкурса по определению ставки первого купона Облигаций (далее Конкурс), а после подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, - путем заключения сделок на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок.

Заключение сделок по размещению Облигаций начинается после подведения итогов Конкурса и заканчивается в дату окончания размещения Облигаций.

Конкурс начинается и заканчивается в дату начала размещения Облигаций. В день проведения Конкурса Участники торгов подают заявки на покупку Облигаций с кодом расчетов Т0 с использованием системы торгов Биржи как за свой счет, так и за счет и по поручению клиентов. Время и порядок подачи заявок на конкурс по определению процентной ставки по первому купону устанавливается ФБ ММВБ.

Заявки на приобретение Облигаций направляются Участниками торгов в адрес Андеррайтера.
Заявка на приобретение должна содержать следующие значимые условия:
- цена покупки;
- количество Облигаций;
- величина процентной ставки по первому купону (величина процентной ставки по первому купону, при объявлении которой Эмитентом, потенциальный инвестор был бы готов купить количество Облигаций, указанных в заявке, по цене, объявленной в заявке);
- прочие параметры в соответствии с Правилами Биржи.

В качестве цены покупки должна быть указана Цена размещения Облигаций, установленная Решением о выпуске ценных бумаг и Проспектом ценных бумаг (т.е. 100 % от номинальной стоимости)..

Величина процентной ставки должна быть выражена в процентах годовых с точностью до одной сотой процента.

Заявки, не соответствующие изложенным выше требованиям, к участию в Конкурсе не допускаются.

Время проведения операций в рамках Конкурса и заключения сделок по их размещению устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

В случае если потенциальный покупатель не является Участником торгов Биржи, он должен заключить соответствующий договор с любым брокером, являющимся Участником торгов Биржи, и дать ему поручение на приобретение Облигаций.

Потенциальный покупатель Облигации, являющийся Участником торгов Биржи, действует самостоятельно.

Потенциальный покупатель Облигаций обязан открыть соответствующий счёт депо в НДЦ или в другом депозитарии, являющемся депонентом по отношению к НДЦ. Порядок и сроки открытия счетов депо определяются положениями регламентов соответствующих депозитариев.

По окончании периода сбора заявок на Конкурс Биржа составляет Сводный реестр введенных и неснятых Участниками торгов Биржи на момент окончания периода сбора заявок на Конкурсе (далее Сводный реестр) и передает его Андеррайтеру и/или Эмитенту.

Сводный реестр заявок содержит все значимые условия каждой заявки – цену приобретения, количество ценных бумаг, дату и время поступления заявки, номер заявки, величину приемлемой процентной ставки по первому купону, а также иные реквизиты в соответствии с Правилами Биржи

Не одобренные заранее в установленном законодательством порядке сделки купли-продажи Облигаций, в совершении которых имеется заинтересованность, Эмитентом не заключаются. В этом случае на основании письменного заявления Эмитента в адрес Андеррайтера поданная заявка на покупку Облигаций не удовлетворяется (заявка отклоняется).

Эмитент, исходя из общего объема поданных заявок и указанных в них процентных ставок первого купона, принимает решение о величине процентной ставки по первому купону. Эмитент сообщает о принятом решении Бирже в письменном виде не позднее, чем за 30 минут до направления информации для опубликования в ленте новостей. После публикации сообщения о величине процентной ставки по первому купону в ленте новостей, Эмитент информирует Андеррайтера о величине процентной ставки по первому купону. Андеррайтер извещает Участников торгов Биржи о величине процентной ставки по первому купону, установленной Эмитентом, при помощи системы торгов Биржи путем отправки электронных сообщений всем Участникам торгов.

Информация о процентной ставке по первому купону раскрывается в сроки и порядке, предусмотренном в п. 11 Решения о выпуске ценных бумаг.

После определения процентной ставки по первому купону Андеррайтер по поручению Эмитента удовлетворяет полученные заявки путем выставления встречных адресных заявок на продажу Облигаций по номинальной стоимости, в которых указывается количество Облигаций, указанных в соответствующей заявке на покупку.

Заявки удовлетворяются на условиях приоритета купонной ставки, указанной в поданных на Конкурс заявках, адресованных Андеррайтеру (т.е. заявки с более низкой купонной ставкой удовлетворяются в первую очередь).

Если с одинаковой купонной ставкой зарегистрировано несколько поданных на Конкурс заявок, то в первую очередь удовлетворяются заявки, поданные ранее по времени.

В случае, если объем последней из удовлетворяемых заявок превышает количество Облигаций, оставшихся неразмещенными, то данная заявка на покупку удовлетворяется в размере неразмещенного остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

По окончании периода удовлетворения заявок на Конкурсе все неудовлетворенные заявки на покупку Облигаций снимаются из Системы торгов Биржи Андеррайтером.

После подведения итогов Конкурса и удовлетворения заявок, поданных в ходе Конкурса, заключение сделок с Облигациями при размещении, при условии их неполного размещения в ходе Конкурса (далее–доразмещение), осуществляется на основании адресных заявок, выставляемых Участниками торгов Биржи в адрес Андеррайтера, удовлетворяющего их путем подачи встречных адресных заявок. Участники торгов Биржи, действующие от своего имени и за свой счет, либо от своего имени, но за счет и по поручению потенциальных покупателей, не являющихся Участниками торгов Биржи, в любой рабочий день в течение срока размещения Облигаций могут подать Андеррайтеру заявку на покупку Облигаций размещаемого выпуска с указанием количества Облигаций, которое планируется приобрести.

Обязательные реквизиты, которые должна содержать заявка на покупку Облигаций, подаваемая Участником торгов Биржи в период доразмещения Облигаций:

- цена покупки;

- количество Облигаций;

- прочие параметры в соответствии с Правилами проведения торгов Биржи.

Начиная со второго дня размещения Облигаций выпуска, покупатель при совершении сделки купли-продажи Облигаций дополнительно уплачивает накопленный купонный доход по Облигациям (НКД), который рассчитывается в соответствии с п. 8.4. Решения о выпуске ценных бумаг и п. 9.1.2 Проспекта ценных бумаг.

Время и порядок подачи заявок при доразмещении устанавливается Биржей по согласованию с Эмитентом и/или Андеррайтером.

Андеррайтер информирует потенциальных покупателей о текущем количестве неразмещенных Облигаций на его счетах путем выставления в системе торгов Биржи безадресных заявок.

Поданные заявки на покупку Облигаций удовлетворяются Андеррайтером в полном объеме в случае, если количество Облигаций в заявке на покупку не превосходит количества неразмещенных Облигаций. В случае, если объем заявки на покупку Облигаций превышает количество Облигаций, оставшихся неразмещёнными, то данная заявка на покупку ценных бумаг удовлетворяется в размере неразмещённого остатка Облигаций.

В случае размещения всего объёма Облигаций удовлетворение последующих заявок на приобретение Облигаций не производится.

Обязательным условием приобретения Облигаций при их размещении является резервирование денежных средств покупателя на счёте Участника торгов Биржи, от имени которого подана заявка, в Небанковской кредитной организации закрытое акционерное общество "Расчетная палата Московской межбанковской валютной биржи» (Расчетная Палата ММВБ). При этом денежные средства должны быть зарезервированы в сумме, достаточной для полной оплаты Облигаций, указанных в заявках на приобретение Облигаций, с учётом всех комиссионных сборов.

Сделки купли-продажи, заключенные путем удовлетворения Андеррайтером заявок, регистрируются Биржей в дату их заключения.

Датой исполнения сделки является день, в который в соответствии с установленным кодом расчетов Участники торгов Биржи обязаны исполнить обязательства по заключенной сделке в соответствии с Правилами торгов Биржи и/или Правилами клиринга клиринговой организации - ЗАО ММВБ. Сделки при размещении Облигаций выпуска осуществляются на условиях

«поставка против платежа» (код расчетов T0), то есть датой исполнения сделки с Облигациями является день ее заключения. При этом при заключении сделки осуществляется процедура контроля ее обеспечения. Документом, подтверждающим заключение Участником торгов Биржи сделки, является выписка из реестра сделок Биржи, в которой отражаются все сделки, заключенные Участником торгов Биржи в течение торгового дня Биржи.

До начала размещения ценных бумаг Эмитент представляет Андеррайтеру список лиц, сделки с которыми могут быть признаны сделками с заинтересованностью, с указанием тех лиц из указанного списка, сделки с которыми были заранее одобрены Эмитентом. При размещении Облигаций соблюдаются условия, предусмотренные п. 6.4.4 «Стандартов эмиссии ценных бумаг и регистрации проспектов ценных бумаг», утвержденных Приказом ФСФР России от 16.03.2005 №05-4/пз-н.

Изменение и/или расторжение договоров, заключенных при размещении Облигаций, осуществляется по основаниям и в порядке, предусмотренном гл. 29 Гражданского кодекса РФ.

Возможность преимущественного приобретения размещаемых ценных бумаг:

Возможность преимущественного приобретения размещаемых ценных бумаг не предусмотрена.

Порядок внесения приходной записи по счету депо первого приобретателя в депозитарии, осуществляющем обязательное централизованное хранение ценных бумаг выпуска:

Размещенные через организатора торговли Облигации зачисляются НДЦ или другим депозитарием, являющемся депонентом по отношению к НДЦ, на счета депо покупателей Облигаций в дату совершения операции купли-продажи.

Приходная запись по счету депо первого приобретателя в депозитарии, осуществляющем централизованное хранение, вносится на основании поручений, поданных клиринговой организацией – ЗАО ММВБ, обслуживающей расчеты по сделкам, оформленным в процессе размещения Облигаций через организатора торговли на рынке ценных бумаг. Размещенные Облигации зачисляются Депозитариями на счета депо покупателей Облигаций в соответствии с условиями осуществления клиринговой деятельности клиринговой организации и условиями осуществления депозитарной деятельности Депозитариев.

Расходы, связанные с внесением приходных записей о зачислении размещаемых Облигаций на лицевые счета (счета депо) их первых владельцев (приобретателей), несут владельцы (приобретатели) Облигаций.

Облигации размещаются посредством подписки путем проведения торгов специализированной организацией - организатором торговли на рынке ценных бумаг, в т.ч. фондовой биржей:

Полное фирменное наименование: Закрытое акционерное общество «Фондовая биржа ММВБ»

Сокращенное фирменное наименование: ЗАО «ФБ ММВБ»

Место нахождения: Россия, 125009, г. Москва, Большой Кисловский пер., д. 13

Номер лицензии фондовой биржи: 077-07985-000001

Дата выдачи лицензии: 15.09.2004

Срок действия лицензии: до 15.09.2007

Орган, выдавший указанную лицензию: Федеральная служба по финансовым рынкам

Размещение ценных бумаг осуществляется Эмитентом с привлечением профессионального участника рынка ценных бумаг, оказывающего Эмитенту услуги по размещению ценных бумаг (Андеррайтера):

Полное фирменное наименование: Межрегиональный коммерческий банк развития связи и информатики (открытое акционерное общество)

Сокращенное фирменное наименование: ОАО АКБ «Связь-Банк»

Место нахождения: Россия, 125375, г. Москва, ул. Тверская, 7

Номер Генеральной лицензии на осуществление банковской деятельности кредитной организации 1470

Дата выдачи: 15.11.2002

Срок действия до: бессрочная лицензия

Лицензирующий орган: Центральный Банк Российской Федерации

Номер лицензии: Лицензия профессионального участника рынка ценных бумаг № 077-08209-100000 на осуществление брокерской деятельности

Дата выдачи: 28 декабря 2004 г.

Срок действия до: 28 декабря 2007 г.

Лицензирующий орган: ФСФР России

Основные функции посредника при размещении (Андеррайтера):

Андеррайтер действует на основании договора с Эмитентом о выполнении функций агента по размещению ценных бумаг на ЗАО «ФБ ММВБ». По условиям указанного договора функциями Андеррайтера в частности являются:

- удовлетворение заявок на покупку Облигаций по поручению и за счет Эмитента в соответствии с условиями договора и процедурой, установленной Решением о выпуске ценных бумаг и Проспектом ценных бумаг;

- совершение от имени и за счет Эмитента действий, связанных с допуском Облигаций к размещению на Бирже;

- информирование Эмитента о количестве фактически размещенных Облигаций, а также о размере полученных от продажи Облигаций денежных средств.

- перечисление денежных средств, получаемых Андеррайтером от приобретателей Облигаций в счет их оплаты, на расчетный счет Эмитента в соответствии с условиями заключенного договора между Эмитентом и Андеррайтером.

- осуществление иных действий, необходимых для исполнения своих обязательств по размещению Облигаций, в соответствии с законодательством Российской Федерации и договором между Эмитентом и Андеррайтером.

Договором между Андеррайтером и Эмитентом не предусмотрено обязательство Андеррайтера по приобретению размещаемых Облигаций Эмитента.

Summary of Notification on State Registration of the Issue and State Registration of the Issue Prospectus of VolgaTelecom OJSC (issue VT-4) (the "Notificarion")

06.06.2006

The Notification provides information on state registration of the issue and state registration of the Issue Prospectus of VolgaTelecom OJSC on issue of interest bearing certified nonconvertible bearer bonds, serial number VT-4, placed by means of a public offering.

According to the submitted Decision on Securities Issue the Issuer places:

Number of securities – 3,000,000
Nominal value if a security – RUR 1,000.
Aggregated nominal value of the securities – RUR 3,000,000,000.

Federal Service on Financial
Markets (FSFM)
Leningradsy avenue-9,
Moscow, 119991
V-49, GSP-1
Tel: 935-87-90,
Fax: 935-87-91
23.10.2006
№ 06-ВГ-03/17316

To the General Director
of VolgaTelecom OJSC
Omelchenko S.V.
Dom Svyazi, M. Gorky
Square, Nizhny Novgorod,
603000

Notification on State Registration of the Placement (issue VT-4)

According to art.4 of the Resolution of FSFM dated October 19, 2006 № 06-2388/pz-i, has been accomplished registration of the Placement report of VolgaTelecom OJSC (state registration number 4-46-00137-A, the date of state registration - 06.06.2006) on issue of interest bearing certified nonconvertible bearer bonds, serial number VT-4, placed by means of a public offering.

According to the rendered Placement report the Issuer placed:

Number of securities – 3,000,000
Nominal value if a security – RUR 1,000.
Aggregated nominal value of the securities – RUR 3,000,000,000.

Please also be informed that FSFM is not liable for integrity of information enclosed in the Placement report.

Annex: Placement report of VolgaTelecom OJSC - 13 pages. 2 copies.

Deputy administrator /signature/ V.A. Gusakov

Registered on "6" June 2006.
State registration number

4-46-00137-A

Russia's FSFM
(name of registering body)

(authorized person signature)

(registering body seal)

DECESION ON SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1820-th day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 2002-nd day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 2184-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 2366-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 2548-th since the date of the issue bonds offering start, the bonds being placed by public offering.

Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"
"28" April 2006. Minutes № 29 of April 28, 2006
On the basis of the resolution of the Board of directors of Open Joint Stock Company "VolgaTelecom" about the bonds placement
"03" April 2006. Minutes № 26 of April 5, 2006.

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
The issuer's mail address: ***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
Contact phones: ***(8312) 33 20 47***
Fax: ***(8312) 30 67 68***

General Director of
Open Joint Stock Company "VolgaTelecom" ________________ S.V. Omelchenko

"28" April 2006. LS

The performance of obligations under the bonds of this issue is ensured by the guarantee in accordance with terms and conditions provided in this decision on the bonds issue.

The entity that provided the guarantee on the bonds:
Limited Liability Company "Volga-Finance"

General Director of
Limited Liability Company "Volga-Finance" ________________ N.M. Shuleshov
"28" April 2006.

LS

1. Kind, category (type) of securities.
Type of securities: ***bonds***
Series: ***BT-4***
Other identification features of the issue bonds:
Interest bearing, inconvertible
Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – the Bonds).***

2. Form of securities.
Certified (bearer bonds with obligatory central storage)

3. Instruction of obligatory central storage.

Obligatory central storage of the Bonds is stipulated.
The data about the depositary that will be carrying out central storage of the securities being placed:
Full and abbreviated brand name: ***Non-commercial Partnership "National Depositary Center", NDC***
Location: ***Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***
Number of the license for depositary activity: ***177-03431-000100***
Date of issue: ***4.12.2000***
Validity term: ***unlimited license***
The body that issued the license of professional participant of securities market for depositary activity: ***Russia's FCSM***

The issue of all the Bonds is executed in one certificate subject to obligatory central storage at Non-commercial Partnership "National Depositary Center" (hereinafter – "Depositary", "NDC").
The issue of individual certificates of the Bonds to the Bonds holders is not stipulated. The Bonds holders are not entitled to demand the issue of the certificate to them.
The record and certification of rights to the Bonds, the record and certification of transfer of the Bonds, including the cases of the Bonds' encumbrance with liabilities, are executed by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as – "Depositaries").

Proprietary rights to the Bonds are proved by custody accounts' extracts issued by the Depositary and Depositaries to the Bonds holders.

Proprietary right to the Bonds passes to the new holder of the Bonds at the moment of making the respective entry of receipt in respect of the custody account of the Bonds acquirer with the Depositary and Depositaries.

The Bonds shall be written off from custody accounts during their retirement after the Issuer performs all obligations to the Bonds owners as regards payment of the yield and face value of Bonds.

The certificate of Bonds shall be retired after all the Bonds have been written off from custody accounts.

The procedure of record maintenance and the lapse of rights to certified issuing securities with obligatory central storage are governed by Federal Law № 39-ФЗ of 22.04.96 "On securities market" as well as by other regulations of federal body of executive authority for securities market and by internal documents of Depositaries.

According to Law "On securities market":

In case of keeping the certificates of bearer certified securities and/or record maintenance of rights to such securities with a depositary, the right to bearer certified security passes to the acquirer at the moment of making an entry of receipt in respect of the custody account of the acquirer. The rights vested by the issuing security shall pass to its acquirer since the moment of the lapse of rights to such security.

In case of keeping the certificates of certified issuing securities with a depositary, the rights vested by the securities shall be exercised on the basis of certificates presented by such depositaries on the basis of instructions given by depositary contracts of the owners, a list of such owners being attached. In such a case, the Issuer shall ensure the exercising of the rights under the bearer securities of the person stated in this list.

Should the data on the new owner of such security fail to be provided to the Depositary of the Bonds issue or to the nominee holder of the Bonds by the moment of making up the List of owners and/or nominee holders of the Bonds for the performance of the Issuer's obligations under the Bonds, then the performance of obligations towards the owner included in the List of owners and/or nominee holders of the Bonds shall be considered as due and proper. The responsibility for timely notification shall rest with the acquirer of the Bonds.

In accordance with the Provision on depositary activity in RF approved by the Resolution of Russia's FCSM of October 16, 1997 № 36 (hereinafter – the Provision):

The depositary shall ensure keeping of securities and (or) record of rights to securities of each client (depositor) separately from securities of other clients (depositors) of the depositary, among other things, through opening a separate custody account for each client (depositor).

Entries made by the Depositary concerning rights to securities certify the rights to securities, unless otherwise is established judicially.
The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the Provision on depositary activity, other standard legal acts and the depositary contract, serve as the ground for making such entries.

The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- *instruction of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;*

- *in case of the lapse of the right to securities otherwise than as a result of civil-commitment transactions – documents confirming the lapse of rights to securities in compliance with the active laws and other standard legal acts.*

The Depositary must register facts of clients' (depositors') securities encumbrance with a pledge or other rights of third parties according to the procedure stipulated by the depositary contract.
The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred since the moment when the Depositary makes the relevant entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to other proof.
In case of change of active legislation and/or other regulatory legal acts of federal body of executive authority for securities market, the procedure of record maintenance and the lapse of rights to the Bonds shall take into account the changed requirements of the legislation and/or regulations of federal body of executive authority for securities market.

4. Face value of each security of the issue
1 000 (One thousand) rubles.

5. Quantity of the issue securities
3 000 000 (Three million) pieces.
It is not expected that the Bonds issue will be floated in tranches.

6. Total quantity of securities of this issue that have been floated earlier
There are no earlier floated securities of the issue.

7. Rights of an owner of the each of the securities of the issue

7.1. *Not specified for this type of securities.*

7.2. *Not specified for this type of securities.*

7.3.

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. Hereinafter, the outstanding amount of the face value of the Bond of the issue means the difference between the face value of the issue Bond and the part of the Bond's face value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 811 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who has provided

guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum. The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".
Location: ***Russian Federation, 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.***
Mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***
Taxpayer Identification Number: *5256054967*

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

7.4. *Not specified for this type of securities.*

7.5. *The securities being floated are inconvertible.*

8. Terms and conditions and the procedure of the issue securities placement

8.1. Method of securities placement:
Public offering.

8.2. The time period of securities placement:
Start date of placement:
The Bonds placement starts not earlier than in 2 (Two) weeks after the Issuer's disclosure of information about the state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum in accordance with RF normative legal acts.
The communication about state registration of the securities issue will be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- ***On news wire of information agencies authorized to disclose the information at the securities market ("AK&M" and "Interfax") (hereinafter – news wire) – not later than 1 (One) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

This communication is also to be published in "Supplement to Russia's FSFM Herald" not later than 30 (Thirty) days since the said date.

The date of the placement start or the procedure of its determination:
The Issuer determines the Bonds placement start date after the state registration of the Bonds issue and discloses it publicly.
The Issuer publishes the communication about the Date of the placement start as per the following procedure:

- ***On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.***

The date of the placement end or the procedure of its determination:
The date of the placement end is an earlier one of the following dates:
a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;
b) The date of placement of the last Bond of the issue.
Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

8.3. The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. and item 9.2. of the securities Offering memorandum.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, SE MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange (hereinafter – the Exchange Rules).

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the Bonds placement.

The Tender starts and ends on the start date of the Bonds placement. On the date of the Tender holding the Participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of the Exchange both at their own expense and at the expense and under the instructions of clients. The time and the procedure of submitting the bids for the competitive tendering of determining the interest rate of the first coupon are established by SE MICEX.

The bids for the Bonds purchase are forwarded by the Participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- purchase price;

- the quantity of the Bonds;

- the amount of interest rate for the first coupon (the size of the interest rate for the first coupon if it is declared by the Issuer, the potential investor would be prepared to purchase the Bonds quantity specified in the bid at the price declared in the bid);

- other characteristics in accordance with the Exchange Rules.

The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price (i.e. 100% of the face value).

The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to one hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the Participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the Participant in the Exchange competitive tendering, and to instruct it to purchase the Bonds.

Potential buyer of the Bonds who is the Participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with NDC or with other depositary being a depositor in relation to NDC. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of the appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid – the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire.

Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system by the Underwriter.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the Participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The Participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the Participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Compulsory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:
- purchase price;
- the quantity of the Bonds;
- other characteristics in accordance with the Rules of tender holding of the Exchange.

Starting since the second day of the issue Bonds placement the buyer when making the Bonds purchase and sale transactions pays additionally the Bonds accrued coupon yield (ACY) calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in Non-bank credit organization closed joint stock company "Clearing house of Moscow interbank currency exchange" (Clearing House of MICEX). The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation code the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the said issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith, at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive

tendering during the Exchange selling day.

Prior to the securities placement start the Issuer provides the Underwriter with the list of persons/entities the transactions with whom may be recognized to be related party transactions, indicating those persons/entities from the said list the transactions with whom were approved by the Issuer in advance. When placing the Bonds the provisions are observed, these provisions being stipulated by item 6.4.4 of "Standards of securities emission and of registration of securities offering memoranda" approved by Russia's FSFM Order №05-4/пз-н of 16.03.2005.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed:

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:

The Bonds floated via the trade institutor are placed by NDC or other depositary being a depositor in relation to NDC to the Bonds buyers' custody accounts on the date of making purchase and sale operation.

The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization – CJSC MICEX servicing the settlements under the transactions executed in the course of the Bonds placement via the trade institutor at securities market. The floated Bonds are placed by the Depositaries at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The expenses related to making receiving entries about placement of floated Bonds at customer accounts (custody accounts) of their first owners (purchasers) are born by the Bonds owners (purchasers).

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade institutor at securities market, stock exchange including:

Full brand name: *Closed Joint Stock Company "Stock Exchange MICEX"*
Abbreviated brand name: *CJSC "SE MICEX"*
Location: *Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13*
Stock exchange license number: *077-07985-000001*
Date of license issue: *15.09.2004*
License validity term: *till 15.09.2007*
The body that issued the license: *Federal Service for Financial Markets (FSFM)*

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: *Interregional commercial bank of communication and informatics development (open joint stock company)*
Abbreviated brand name: *OJSC JSCB "Svyaz-Bank"*
Location: *Russia, 125375, Moscow, Tverskaya str., 7*
The number of General license for carrying out banking activity of credit institution: *1470*
Date of issue: *15.11.2002*
Validity term: *unlimited license*
Licensing body: *Central Bank of Russian Federation*

License number: *The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity*
Date of issue: *December 28, 2004*
Validity term: *till December 28, 2007*
Licensing body: *Russia's FSFM*

Basic functions of the intermediary (Underwriter) during placement:

The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SE MICEX". In particular, as per terms and conditions of this contract the Underwriter's functions are:

- Acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;

- Actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;

- Informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;

- Transfer of money received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;

- Other actions necessary to perform its obligations to float the Bonds, in compliance with RF legislation and the contract between the Issuer and the Underwriter.

The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

8.4. Price (prices) or procedure of determining offering price of the securities

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the Bonds offering the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C1 * ((T - T0)/365)/100\%$$

Where:

ACY – accrued coupon yield, rubles;

Nom – the face value of one Bond, rubles;

C1 - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' offering on which ACY is calculated;

T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

8.5. Procedure of exercising the pre-emptive right to acquire the securities being placed

Pre-emptive right to acquire the securities being placed is not stipulated.

8.6. Terms and conditions and procedure of payment for the securities

Form of payment for the securities being placed:

The Bonds are paid for by monetary means in Russian Federation currency by non-cash method.

The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:

The Bonds are paid for by monetary means in Russian Federation currency by non-cash method in accordance with the Exchange Rules.

Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via Non-bank credit organization closed joint stock company "Clearing house of Moscow interbank currency exchange" (Clearing House of MICEX).

Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).

The requisites of accounts where the money for the issue securities payment should be transferred to:

Account name: ***Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"***

Account number: ***30401810800100000752***

Credit institution:

Full name: ***Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"***

Abbreviated name: ***NCI CJSC "CH MICEX"***

Location: ***Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8***

Mail address: ***Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8***

BIC: ***044583505***

Correspondent account: ***30105810100000000505***

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.
When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.
The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

8.7. Share, which, if not floated, makes the issue (extra issue) of securities invalid, and procedure of repaying the funds transferred as payment for the securities of the issue (extra issue), if it is considered invalid.

The percentage, which, if it is not floated, makes the issue of securities invalid, is not established.

9. Terms and conditions of retirement and payment of yield under Bonds

9.1. The form of the Bonds retirement

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

9.2. Procedure and terms and conditions of the Bonds retirement, including the time period of repayment
The time period of the issue Bonds retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;
On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.
If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of retirement of each part of the Bonds face value coincide.

Procedure and other terms and conditions of the Bonds retirement:
The retirement of each part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value.
The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than on the 5-th (fifth) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information

with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").
The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.
In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.
In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.
Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:
a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the repayment sums on the Bonds;
c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;
d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:
- Account number;
- The bank's name where the account is established;
- The bank's correspondent account where the account is established;
- The bank's identification code where the account is established.
e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;
f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.
The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.
In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the repayment of the appropriate part of Bonds' face value, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.

On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds' face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

9.3. The procedure of determination of yield due under each Bond

Coupon yield is charged on the outstanding amount of the face value:

- ***from the first to the twentieth coupon period – the outstanding amount of the face value is 100% of the face value;***
- ***from the twenty first to the twenty second coupon period – the outstanding amount of the face value is 80% of the face value;***
- ***from the twenty third to the twenty fourth coupon period – the outstanding amount of the face value is 60% of the face value;***
- ***from the twenty fifth to the twenty sixth coupon period – the outstanding amount of the face value is 40% of the face value;***
- ***from the twenty seventh to the twenty eighth coupon period – the outstanding amount of the face value is 20% of the face value.***

Coupon (interest) period		**Size of coupon (interest) yield**
Start date	**End date**	
1. Coupon: First		
Start date of the Bonds placement.	*The 91-st (Ninety first) day since the start date of the Bonds placement.*	***The size of coupon yield for each coupon is calculated by the following formula:*** ***Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),*** ***Where,*** ***j - serial number of coupon period, j=1, 2, ...27,28;*** ***Kj - the size of coupon yield for each Bond (rubles);*** ***Nom – outstanding part of a Bond face value as of the date of the start of the j-th coupon period (rubles);*** ***Cj - the size of the interest rate of the j-th coupon, in per cent annual;*** ***T(j -1) - the start date of the j-th coupon period;*** ***T(j) - the end date of the j-th coupon period.*** *The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).* *The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3 of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.*
2. Coupon: Second		
The 91-st (Ninety first) day since the start date of the Bonds placement.	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

3. Coupon: Third

The 182-d (One hundred eighty second) day since the start date of the Bonds placement.	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

4. Coupon: Fourth

The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

5. Coupon: Fifth

The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.	*The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

6. Coupon: Sixth

The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.	*The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

7. Coupon: Seventh

The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.	*The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

8. Coupon: Eighth

The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.	*The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

9. Coupon: Ninth

The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.	*The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

10. Coupon: Tenth

The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.	*The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

11. Coupon: Eleventh

The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.	*The 1001-th (One thousand first) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the eleventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eleventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

12. Coupon: Twelfth

The 1001-th (One thousand first) day since the start date of the Bonds placement.	*The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twelfth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twelfth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

13. Coupon: Thirteenth

The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.	*The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the thirteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the thirteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

14. Coupon: Fourteenth

The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.	*The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fourteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

15. Coupon: Fifteenth

The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.	*The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

16. Coupon: Sixteenth

The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

17. Coupon: Seventeenth

The 1456-th (One thousand	*The 1547-th (One*	*The procedure of determining the size of the coupon yield for*

four hundred fifty sixth) day since the start date of the Bonds placement.	*thousand five hundred forty seventh) day since the start date of the Bonds placement.*	*the seventeenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventeenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

18. Coupon: Eighteenth

The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.	*The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

19. Coupon: Nineteenth

The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.	*The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the nineteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the nineteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

20. Coupon: Twentieth

The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.	*The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twentieth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twentieth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

21. Coupon: Twenty first

The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.	*The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty first coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty first coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

22. Coupon: Twenty second

The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.	*The 2002-d (Two thousand second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty second coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

23. Coupon: Twenty third

The 2002-d (Two thousand second) day since the start date of the Bonds placement.	*The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

24. Coupon: Twenty fourth

The 2093-d (Two thousand ninety third) day since the	*The 2184-th (Two thousand one hundred*	*The procedure of determining the size of the coupon yield for the twenty fourth coupon is similar to the procedure of*

start date of the Bonds placement.	*eighty fourth) day since the start date of the Bonds placement.*	*determining the coupon yield for the first coupon.* *The interest rate for the twenty fourth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

25. Coupon: Twenty fifth

The 2184-th (Two thousand one hundred eighty forth) day since the start date of the Bonds placement.	*The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty fifth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

26. Coupon: Twenty sixth

The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.	*The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty sixth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

27. Coupon: Twenty seventh

The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.	*The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty seventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

28. Coupon: Twenty eighth

The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.	*The 2548-th (two thousand five hundred forty eighth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty eighth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

If the date of coupon yield payment for any of the twenty eight coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.

On any day between the start date of the placement and the retirement date of the Bonds of this issue (the date of repayment of the last part of the Bonds' face value) the size of accrued coupon yield (ACY) is calculated as per the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%),

Where:

j - serial number of coupon period, j=1,2,...27, 28;

Nom – outstanding part of the face value of one Bond as of the date of ACY calculation (rubles);

Cj - the size of the interest rate of the j-th coupon, in per cent annual;

T – current date;

T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The procedure of determining interest rates for the Bonds coupons:

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer's Board of directors does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon and are fixed for the entire term of the Bonds' circulation.

3) Simultaneously with the approval of the Bonds placement start date the Issuer's Board of directors may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...27). In case if the Issuer's Board of directors has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, the time period for the Bonds acquisition, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision was made about the acquisition of the Bonds by the demand of their owners:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The communication should include the following information:

- *the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;*
- *the procedure of the Bonds acquisition;*
- *the quantity of acquired Bonds (equal to 100% of floated Bonds);*
- *the form and time period of payment for the acquired Bonds;*
- *the time period of the Bonds acquisition;*
- *other terms and conditions of the Bonds acquisition by the Issuer, the information about these terms and conditions should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.*

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),..,28), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the end date of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons). The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds by the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only one the i-th coupon, i=k).

The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's Board of directors when the resolution about the Bonds acquisition by the demand of their owners was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The communication will include the following information:

- *the size of the Bonds coupon for the appropriate coupon period;*
- *the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;*
- *the procedure of the Bonds acquisition;*
- *the quantity of acquired Bonds (equal to 100% of floated Bonds);*
- *the form and time period of payment for the acquired Bonds;*
- *the time period of the Bonds acquisition;*
- *other terms and conditions of the Bonds acquisition by the Issuer, the information about these terms and conditions should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.*

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2,3,4,5,6,7, 8, 9,10,11,12,13,14,15,16,17,18,19,20,21,22,23,24,25,26,27,28 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
This communication is also to be published in "Supplement to "Russia's FSFM Herald".
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest (coupon) size.

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

9.4. The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

Procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		**Time period (date) of coupon (interest) yield payment**	**The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment**
Start date	**End date**		
1. Coupon: First			
Start date of the Bonds placement.	*The 91-st (Ninety first) day since the start date of the Bonds placement.*	*The 91-st (Ninety first) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the*

		on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	*6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the List of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than on the 5-th (Fifth) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the List of owners and/or nominee holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment").

The performance of obligations towards the owner being such as of the Date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.
In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and/or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and/or the Paying agent with the list of owners and/or nominee holders of the Bonds drawn up as of the Date of making the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The quantity of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc). *The Bonds owner or nominee holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.* *Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.* *Basing on the list of the Bonds owners and/or nominee holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.* *On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and/or nominee holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.* *The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.*

2. Coupon: Second

The 91-st (Ninety first) day since the start date of the Bonds placement.	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement.*	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.*			

3. Coupon: Third

The 182-d (One hundred eighty second) day since the start date of the Bonds placement.	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.*	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.

4. Coupon: Fourth

The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.*	***The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.

5. Coupon: Fifth

The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.	*The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.*	***The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.

6. Coupon: Sixth

The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.	*The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.*	***The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.

7. Coupon: Seventh

The 546-th (Five hundred	*The 637-th (Six hundred*	***The 637-th (Six hundred***	***The Bonds yield payment is***

forty sixth) day since the start date of the Bonds placement.	*thirty seventh) day since the start date of the Bonds placement.*	***thirty seventh) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment.			

8. Coupon: Eighth

The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.	*The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.*	***The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment.			

9. Coupon: Ninth

The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.	*The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.*	***The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the ninth coupon yield payment is similar to the procedure of the first coupon yield payment.			

10. Coupon: Tenth

The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.	*The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.*	***The 910-th (Nine hundred tenth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: *The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.*			

11. Coupon: Eleventh

The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.	*The 1001-th (One thousand first) day since the start date of the Bonds placement.*	***The 1001-th (One thousand first) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the eleventh coupon yield payment is similar to the procedure of the first coupon yield payment.***			

12. Coupon: Twelfth

The 1001-th (One thousand first) day since the start date of the Bonds placement.	*The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.*	***The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the twelfth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

1.3 Coupon: Thirteenth

The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.	*The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.*	***The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		a delay in payment.	
The procedure of coupon (interest) yield payment: ***The procedure of the thirteenth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

14. Coupon: Fourteenth

The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.	*The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.*	***The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.*** ***The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the fourteenth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

15. Coupon: Fifteenth

The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.	*The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.*	***The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.*** ***The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the fifteenth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

16. Coupon: Sixteenth

The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.*	***The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.*** ***The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the sixteenth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

17. Coupon: Seventeenth

The 1456-th (One thousand four hundred fifty sixth)	*The 1547-th (One thousand five hundred*	***The 1547-th (One thousand five hundred forty seventh)***	***The Bonds yield payment is made in favor of the Bonds***

day since the start date of the Bonds placement.	*forty seventh) day since the start date of the Bonds placement.*	***day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the seventeenth coupon yield payment is similar to the procedure of the first coupon yield payment.			

18. Coupon: Eighteenth

The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.	*The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.*	***The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the eighteenth coupon yield payment is similar to the procedure of the first coupon yield payment.			

19. Coupon: Nineteenth

The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.	*The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.*	***The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the nineteenth coupon yield payment is similar to the procedure of the first coupon yield payment.			

20. Coupon: Twentieth

The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.	*The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.*	***The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the twentieth coupon yield payment is similar to the procedure of the first coupon yield payment.
The twentieth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

21. Coupon: Twenty first

The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.	*The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.*	***The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty first coupon yield payment is similar to the procedure of the first coupon yield payment.

22. Coupon: Twenty second

The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.	*The 2002-d (Two thousand second) day since the start date of the Bonds placement.*	***The 2002-d (Two thousand second) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty second coupon yield payment is similar to the procedure of the first coupon yield payment.
The twenty second coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

23. Coupon: Twenty third

The 2002-d (Two thousand second) day since the start date of the Bonds placement.	*The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.*	***The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the twenty third coupon yield payment is similar to the procedure of the first coupon yield payment.

*24. **Coupon***: Twenty fourth

The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.	*The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.*	***The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty fourth coupon yield payment is similar to the procedure of the first coupon yield payment.
The twenty fourth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

*25. **Coupon***: Twenty fifth

The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.	*The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.*	***The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty fifth coupon yield payment is similar to the procedure of the first coupon yield payment.

*26. **Coupon***: Twenty sixth

The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.	*The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.*	***The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the twenty sixth coupon yield payment is similar to the procedure of the first coupon yield payment.
The twenty sixth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

27. Coupon: Twenty seventh

The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.	*The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.*	***The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty seventh coupon yield payment is similar to the procedure of the first coupon yield payment.

28. Coupon: Twenty eighth

The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.	*The 2548-th (two thousand five hundred forty eighth) day since the start date of the Bonds placement.*	***The 2548-th (two thousand five hundred forty eighth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty eighth coupon yield payment is similar to the procedure of the first coupon yield payment.
The twenty eighth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

9.5. Capability, terms and conditions of the bonds early redemption
The capability of the Bonds early redemption by the Issuer is not stipulated.

9.6. Information about the bonds paying agents

Retirement and payment of the bonds yield is made by the Issuer with the involvement of a paying agent.
Full brand name: ***Interregional commercial bank of communication and informatics development (open joint stock company)***
Abbreviated brand name: ***OJSC JSCB "Svyaz-Bank"***
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
The number of General license for carrying out banking activity of credit institution: ***1470***
Date of issue: ***15.11.2002***
Validity term: ***unlimited license***
Licensing body: ***Central Bank of Russian Federation***

License number: ***The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity***
Date of issue: ***December 28, 2004***
Validity term: ***till December 28, 2007***
Licensing body: ***Russia's FSFM***

The functions of the paying agent:

- ***To pay money, on behalf of, at the expense of and on the instructions of the Issuer, to the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds – to the Bonds owners and/or the Bonds Holders – in the amount, within the time period and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum. Any payments of money under the Bonds are made by the Paying agent only provided that the Issuer has transferred the money to the Issuer's account established with the Paying agent in the amount sufficient for making such payments.***
- ***To calculate the amounts of money due to payment to each of the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum.***
- ***To provide the Issuer with written reports about made payments under the Bonds as per the procedure and within the time period set forth by the contract concluded by and between the Issuer and the Paying agent.***
- ***To provide the owners and/or Holders of the Bonds with the information about the size, time period and terms and conditions of the Bonds coupon yield payment, and also about the dates and terms and conditions of the retirement of the Bonds face value.***
- ***To keep confidential the information obtained by the Paying agent in connection with the performance of its duties, if this information is not publicly available and is not subject to disclosure in accordance with Russian Federation statutory regulations.***

The Issuer may appoint other paying agents and cancel such appointments. Official communication of the Issuer about the appointment of additional paying agents and cancellation of such appointments is published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

9.7. Information about the bonds owners' actions and the procedure of information disclosure in case of the bonds default

The Issuer's non-performance of the Bonds obligations is a material violation of terms and conditions of concluded credit contract (default) in case of:

- ***Delay in performance of obligation to pay the next Bonds interest (coupon) for the period over 7 (seven) days or the refusal to perform the said obligation;***
- ***Delay in performance of obligation to pay the Bonds principal debt amount for the period over 30 (thirty) days or the refusal to perform the said obligation.***

The performance of the related obligations with a delay, however within the above stated time periods, is a technical default.

Sanctions imposed on the issuer in case of the issuer's non-performance, improper performance of the bonds obligations:

In case of the Issuer's non-performance or improper performance of the Bonds obligations the penal sanctions applicable to the Issuer are defined by current legislation.

The procedure of applying a claim to the issuer, the persons (entities) bearing joint and several or subsidiary responsibility for the issuer's obligations in case of the issuer's non-performance or improper performance of the bonds obligations:

In case of the Issuer's non-performance or partial performance of obligations of payment (retirement) of portions of the Bonds face value and/or the Bonds coupon yield payment, the Bonds owners have the right to claim from the Guarantor to pay the appropriate part of the Bonds face value and/or accrued coupon yield amount.

To exercise its rights to the Bonds guarantee the Bonds owner or the Bonds Holder on the instructions of the Bonds owner, as set forth in the contract between the owner and the Bonds Holder, takes the following actions:

1) Submits to the Depositary the instructions for the transfer of the Bonds, the appropriate part of their face value is due to retirement (payment), in the section of its custody account designated for blocking the Bonds for payment (retirement) of the appropriate part of the Bonds face value, and provides the Guarantor with written claim about retirement and/or the Bonds coupon yield payment, indicating the following information:

- full name of the person (entity) authorized to receive the retirement sums and/or the Bonds coupon yield.

In case if the Bonds are transferred by the owner to the Bonds Holder and the Bonds Holder is authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, the full name of the Bonds Holder is to be indicated.

In case if the Bonds have not been transferred to the Bonds Holder and/or the Bonds Holder is not authorized by the owner to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, full name of the Bonds owner (the owner's surname, name and patronymic name – for a natural person) is to be indicated;

- the quantity and the requisites (kind, series, the date and the number of state registration) of the Bonds accounted at the custody account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield;

- location and the mail address of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- the name and the requisites of the bank account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (the account's number; the bank's name where the account is established; the bank's correspondent account where the account is established; bank identification code where the account is established);

- taxpayer identification number (TIN) of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- taxable status of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.);

- the essentials of the Issuer's non-performed obligations:

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the principal debt when repaying the first, the second, the third, the fourth or the fifth portions of the Bonds face value";

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the coupon yield in the form of interest of the appropriate portion of the Bonds face value".

Obligations performance claim should be submitted to the Guarantor not later than 90 (Ninety) days since the day of occurrence of the related time period of the Issuer's obligations performance towards the Bonds owner forwarding this obligations performance claim.

The Obligations Performance Claim should have attached the extract from CUSTODY account with NDC or with depositaries being depositors in relation to NDC; this extract confirming the Bonds owner's rights to its Bonds and executed as of the Date of drawing up by NDC of the list of the bonds owners for the bonds coupon yield payment/retirement, the Date being determined in accordance with the Issuing documents. In case of submitting the claim to repay the appropriate portion of the bonds face value, the Obligations Performance Claim should have attached a copy of NDC's report certified by NDC or by NDC's nominee holder-depositor, about the transfer of the Bonds to section of the custody account designated for the securities blocking during the retirement;

The claim laid by the owner being a legal entity or by the Bonds Holder on the instructions of the owner should be signed by executive head and chief accountant and affixed by the seal of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield. If the person laying the claim is a natural person, then this claim is signed by this person, herewith his/her signature is subject to notarization.

The claim is submitted to the Guarantor at its location or is sent to the mail address of the Guarantor by registered letter, courier mail or express mail.

2) The Guarantor considers the Obligations Performance Claim within 14 (Fourteen) days since the end of 90 (Ninety) days period set forth by item 3.3.4. of the Offer. Herewith, the Guarantor has the right to raise any objections to the Obligations Performance Claim, these objections might be raised by the Issuer, and does not fall from the right to these objections even in the case when the Issuer refused them or acknowledged its debt.

The Obligations Performance Claims are not considered if they were submitted to the Guarantor later than 90 (Ninety) days since the occurrence of the appropriate Date of the Issuer's Obligations Performance in regard to the bonds owners who had forwarded this Obligations Performance Claim.

3). In case the Guarantor adopts the decision to meet the Obligations Performance Claim, the Guarantor informs the Bonds owner about this and within 30 (Thirty) days since the expiry of the time period for the Obligations Performance Claim consideration makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are stated in the Obligations Performance Claim.

The Bonds acquisition means conclusion by the Bonds acquirer of the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in item 12. of the Decision on the securities issue. Since the time of occurrence with the first owner of the rights to the Bonds, the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in item 12.2. of the Decision on the securities issue, is considered to be concluded. Herewith the written form of the contract is considered to be observed. With the

lapse of rights to the Bonds the acquirer is transferred the rights resulting from such guarantee, in the same volume and on the same terms and conditions that exist on the time of the lapse of the rights to the Bonds.

This guarantee becomes effective since the time of occurrence with the first owners of the Bonds of the rights to these Bonds and is valid till the Issuer's and/or Guarantor's full performance of obligations to pay (repay) all parts of the face value and to pay the Bonds coupon yield.

The Guarantor, who performed the obligations for the Issuer as regards the payment (retirement) of the appropriate portion of the face value and/or the Bonds coupon yield payment as per the procedure and terms and conditions stipulated by item 9.7 of the Decision on the securities issue, is transferred the rights of the creditor for these obligations in the volume in which the Guarantor has met the claims of the owners and the Bonds Holders authorized to receive the retirement sum of the appropriate part of the Bonds face value and/or the Bonds coupon yield. Herewith, the documents confirming the creditor's rights are the register of claims laid to the Guarantor and the documents confirming the transfer of funds by the Guarantor in return of the appropriate part of the Bonds face value and/or the Bonds coupon yield.

The procedure of filing a suit to a court or arbitration court (jurisdiction and limitation period):

In case of the Issuer's non-performance of the Bonds obligations or of delay of performance of the related obligations (default) the Bonds owners may apply to the court (arbitration court or regular court) with the Issuer's suit with the claim to repay the appropriate part of the Bonds face value and/or to pay the yield provided by them, and also to pay the interest for untimely retirement of the Bonds in accordance with clause 811 of Russian Federation Civil Code.

Total duration of limitation period as per clause 196 of Russian Federation Civil Code is set to be three years. In accordance with clause 200 of Russian Federation Civil Code running of the time period of the limitation period starts since the day when the person (entity) has learnt or should learn about the violation of its right.

The jurisdiction of civil cases to the courts is established by clause 22 of Russian Federation Civil judicial practice code. As per this clause regular courts preside and adjudicate adversary proceedings with participation of individuals, entities, governmental authorities, organs of local self-government about the protection of violated or disputed rights, liberties and legitimate interests under the disputes resulting from civil, labor, housing, land, environmental and other legal relations.

The jurisdiction of cases to arbitration court is established by clause 27 of Russian Federation Arbitration judicial practice code. In accordance with the said clause the arbitration court preside and adjudicate the cases of economic disputes and other cases related to entrepreneurial and other economic activities. The arbitration courts resolve economic disputes and try other cases with participation of organizations being legal entities, individuals carrying out entrepreneurial activity without forming a legal entity and having the status of an individual entrepreneur acquired as per the procedure established by law, and in cases provided by the code and other federal laws with participation of Russian Federation, subjects of Russian Federation, municipal formations, government agencies, organs of local self-government, other organs, office holders of formations not having the status of a legal entity and individuals not having the status of an individual entrepreneur.

The procedure of disclosing the information about non-performance or improper performance of obligations to repay and/or to pay the bonds yield:

The Issuer publishes the communication about the Bonds default during the time period not later than 5 (Five) days since the date of default occurrence on the news wire and at the web site in the Internet at: http://www.vt.ru the information should include the following:

- ***The volume of non-performed obligations;***
- ***The reason of obligations non-performance;***
- ***Recitation of potential actions of the Bonds owners to meet their claims.***

The communication about the performance or the delay in the Issuer's performance of obligations to pay (retire) of the appropriate part of the Bond face value is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities owners" as per the procedure and within the following time period since the date when the related obligation should be performed:

- ***On the news wire – not later than 1 (one) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.***

This communication is also to be published in "Supplement to Russia's FSFM Herald".

The communication about performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is published in the form of communication about material facts "Data on accrued and (or) paid yield on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" within the following time period since the date when the related obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

10. Information about the bonds acquisition

Terms and conditions, and the procedure of the bonds acquisition:
The capability of the Bonds acquisition by the Issuer by the demand of their owner (s), and also under the agreement with their owner (s) with the possibility of their further circulation till the repayment date expiry is provided for.

1. Capability, procedure and terms and conditions of the issue bonds acquisition by the issuer by the demand of their owners:

In case if after declaring coupons' interest rates (in accordance with sub-item 9.3 of the Decision on the securities issue and sub-item 9.1.2 A of the securities Offering memorandum) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (herewith k – the number of the last coupon being determined) (in case if the Issuer determines the rate of only of one i-th coupon, then i=k).

The Issuer acquires the Bonds by the demand of their owners within the time period determined in accordance with the appropriate decision of the Issuer's Board of directors.

The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision was adopted to acquire the Bonds by the demand of their owners:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The communication will include the following information:
- the Bonds coupon size for the appropriate coupon period;
- the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;
- the procedure of the Bonds acquisition;
- the quantity of acquired Bonds (equal to 100% of floated Bonds);
- the form and the time period of payment for acquired Bonds;
- the time period of the Bonds acquisition;
- other terms and conditions of the Bonds acquisition by the Issuer, the information about which should be disclosed in accordance with regulations governing the procedure of information disclosure by the issuers of issuing securities.

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the time period set forth by the appropriate decision of the Issuer's Board of directors, this time period is at least 5 (Five) last days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition and the procedure of its determination:

The date of the Bonds Acquisition by the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition by the demand of the Bonds owners:

1) The Bonds owner being a Participant of competitive tendering of the Exchange is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs it to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint

Stock Company) (hereinafter – "Agent") by registered letter a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").

The Notification should express the intent to sell to the Issuer the Issuer's Bonds, and also contain the following information:

- Full name of the Bonds Holder;

- Full name of the Bonds owner (in case if the Bonds Holder – Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);

- State registration number and the date of state registration of the Bonds;

- The quantity of the Bonds offered for sale (in digits and in words).

The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.

The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation code T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer. The Bonds quantity stated in this bid should not exceed the Bonds quantity stated earlier in the Notification sent by the Bonds Holder to the Issuer's Agent.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.

The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.

The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.

In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade institutor at securities market via which the Issuer will conclude the Bonds acquisition transactions.

In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade institutor at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade institutor at securities market via which the Issuer will conclude the Bonds acquisition transactions within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was adopted about determination of the Bonds appropriate coupon (sizes of the appropriate coupons):

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The specified information will include:

- Full and abbreviated name of the trade institutor at securities market,

- Its location,

- Information about the license: number, date of issue, validity term, the body that issued the license;

- The procedure of acquisition in accordance with the rules of the trade institutor.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the set time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):

The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.

Procedure of the issuer's disclosure of information about the bonds acquisition:

The communication about the Issuer's Board of directors taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:

- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;
- the procedure of the Bonds acquisition;
- the quantity of acquired Bonds (equal to 100% of floated Bonds);
- the form and the time period of payment for acquired Bonds;
- the time period of the Bonds acquisition;
- other terms and conditions of the Bonds acquisition by the Issuer, the information about which should be disclosed in accordance with regulations governing the procedure of information disclosure by the issuers of issuing securities.

The communication about the Issuer's Board of directors taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- The size of the Bonds coupon for the appropriate coupon period;
- The price at which the Issuer takes upon itself to acquire the Bonds by the demand of the Bonds owners;
- The procedure of the Bonds acquisition;
- The quantity of the Bonds being acquired (equal to 100% of floated Bonds);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;
- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

The Issuer informs the Exchange about adopted decisions including about determined rates not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the rate for the j-th and for the next coupons is determined).

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (repayment of the last part of the Bonds face value) (provided the Issuer complies with Russian Federation legislation requirements).

The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time period of obligations performance to the owners of the issuer's securities" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*
  The communication is also to be published in "Supplement to "Russia's FSFM Herald".

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:

The Issuer's Board of directors in accordance with the Issuer's Charter may adopt individual decisions about the Bonds acquisition. Such decision is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.

Time period of the bonds acquisition or the procedure of its determination:

The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate decision of the Issuer's authorized body.

The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.

Procedure of the issuer's disclosure of information about the bonds acquisition:

Communication to the Bonds owners about the decision adopted by the Issuer's Board of directors about the Bonds acquisition under the agreement with their owners should be published within 5 (Five) days since the date of the Issuer's adoption of the appropriate decision, but not later than 7 (Seven) days prior to the start of the time period of the Bonds acquisition proposal acceptance as per the following procedure:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication to the Bonds owners about the Issuer's Board of directors adopted decision about the bonds acquisition should include the following information:

- the date of the Bonds acquisition decision adoption;

- the Bonds identification features, state registration number and date of state registration of the issue Bonds;

- the start date of the Bonds acquisition by the Issuer;

- the end date of the Bonds acquisition;

- the Bonds acquisition price or the procedure of its determination;

- the quantity of the Bonds being acquired;

- the procedure of the Bonds acquisition, including the time period for acquisitions bids filing;

- the form and the due date.

In case of the acquisition by the Issuer of the Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

In case if he Bonds owners accept the proposal of the Bonds acquisition by the Issuer in regard to greater quantity of the Bonds than it is stated in such a proposal, the Issuer acquires the Bonds from their owners proportionally to declared quantity subject to acquisition of only of integer Bonds.

There are no other terms and conditions of the Bonds acquisition.

The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time period of obligations performance to the owners of the issuer's securities" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*
  The communication is also to be published in "Supplement to "Russia's FSFM Herald".

11. Procedure of the issuer's disclosure of information about the issue (additional issue) of securities in accordance with Russian Federation legislation and the Standards of securities issue and registration of securities offering memoranda

The Issuer discloses the information about the Bonds issue in accordance with the requirements of current legislation governing the information disclosure by the Issuers of issuing securities.

In case of change of Russian Federation legislation regulating the procedure and the time period of information disclosure by the issuers of issuing securities, the Issuer will be governed by the legislation effective at the time of information disclosure.

The Issuer must disclose the information in the form of quarterly report and communications about material facts (events, actions) affecting its financial-economic activity.

a) Communication about the adoption of the Issuer's authorized body of the decision about the Bonds placement should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

b) Communication about the approval by the Issuer's authorized body of the Decision on the securities issue should be

published by the Issuer in the form of communication about material fact "Data about adopting the decision by the Issuer's authorized body about the securities issue" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

c) Communication about state registration of the Bonds issue and the procedure of accessing the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice of the registering authority about state registration of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

Within the time period of not more than 3 (Three) days since the Issuer's receipt of written notice of the registering authority about state registration of the securities issue the Issuer is to publish the text of registered securities Offering memorandum at the web site in the Internet at http://www.vt.ru.
The text of registered securities Offering memorandum will be available in the Internet since the date of its publishing till the expiry of at least 6 months since the date of publishing the registered Report on the results of the securities issue in the Internet.

d) The Issuer ensures the access to the information contained in registered Decision on the securities issue and the securities Offering memorandum by providing all interested parties with the capability to get familiarized with the copies of registered Decision on the securities issue and the securities Offering memorandum and to get the copies of the specified documents at the following addresses:
OJSC "VolgaTelecom"
Location: *Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*
Phone: *(8312) 33-20-47, fax*
Fax: (8312) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: *Russia, 125375, Moscow, Tverskaya str., 7*
Phone: (495) 771-32-60
Fax: (495) 975-24-66

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not more than 7 (Seven) days since the date of the request presentation.

e) The Issuer is to publish the communication about the start date of the Bonds placement as per the following procedure and within the time period:

- *On the news wire – not later than 5 (Five) days prior to the start date of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the start date of the Bonds placement.*

f) In case if the Issuer makes the decision about the change of the start date of the Bonds placement and the information about that date was disclosed as per the procedure set forth above, the Issuer is to publish the communication about the change of the start date of the Bonds placement on the news wire and at the web site in the Internet at: http://www.vt.ru not later than 1 (One) day prior to such date occurrence.

g) The communication about adoption by the Issuer's authorized body of the decision on determination of the rate for the first coupon of the Bonds is to be published by the Issuer in the form of communication about material facts "Data on charged and/or paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" as per the following procedure and the time period since the date of the appropriate rate determination:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

h) In case if the Issuer makes a decision about introducing changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum and/or in case if the Issuer receives a written request (instructions, definition) of the government agency authorized as per Russian Federation legislation to take decision on the suspense of securities placement (hereinafter – authorized government agency), the Issuer is obliged to suspend the Bonds placement and to publish the communication about the Bonds placement suspense.

The communication about the bonds placement suspense should be published by the Issuer within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the decision about introducing changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum was adopted, or since the date of the Issuer's receipt of the written request (instructions, definition) of the authorized government agency about the Bonds placement suspense:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

i) After registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum, adopting the decision about refusal of registration of such changes and/or addenda or the receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense) the Issuer is obliged to publish the communication about the Bonds placement resumption.

The communication about the Bonds placement resumption should be published by the Issuer within the following time period since the date of the receipt of the notice of the registering body about the registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum or adopting of the decision about refusal of registration of such changes and/or addenda, or since the date of the Issuer's receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense):

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

Herewith, the publishing in the Internet and also in printing mass medium is made only after the publication on the news wire.

Additionally the Issuer is to send the appropriate communication to the registering body.

The Bonds placement resumption prior to publishing the communication about the Bonds placement resumption in a periodical is not allowed.

j) The communication about the Bonds placement completion should be published within the following time period since the last day of the placement period set forth by the Decision on the securities issue, and in case when all the Bonds are placed before this period expiry – since the date of placement of the last Bond of the issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*

k) The communication about state registration of the Report on the results of the securities issue should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

Within the time period not more than 3 (Three) days since the date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the securities issue the Issuer is to publish the text of registered Report on the results of the securities issue at the web site in the Internet at: http://www.vt.ru.

The text of registered Report on the results of the securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.

The Issuer ensures the access to the information contained in registered Report on the results of the securities issue by providing all interested parties with the capability to get familiarized with the copies of registered Report on the results of the securities issue and to get its copy at the following addresses:

OJSC "VolgaTelecom"
Location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***
Phone: ***(8312) 33-20-47, fax***

Fax: (8312) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
Phone: ***(495) 771-32-60***
Fax: ***(495) 975-24-66***
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not more than 7 (Seven) days since the date of the request presentation.

l) In case the issue is recognized as failed or invalid the Issuer is to publish the information in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice (definition, decision) of the authorized state body on the acknowledgement of the securities issue as failed or invalid:

- ***On the news wire – not later than 1 (One) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

m) The information about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" as per the following procedure and within the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the decision about determination of the size of the appropriate coupon (sizes of appropriate coupons) under the Bonds was adopted:

- ***On the news wire – not later than 1 (One) day,***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.***

The communication is also to be published in "Supplement to "Russia's FSFM Herald".
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).
The Issuer informs the Exchange about adopted decisions, including about determined rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the interest rate for the j-th and for the next coupons is determined).

n) The communication about the Issuer's Board of directors adopted decision to acquire the Bonds, including the information about serial numbers of coupons the interest rate for which is determined to be equal to the interest rate for the first coupon, and also the serial number of coupon period (i) when the Bonds owners may demand the Issuer's Bonds acquisition should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:

- ***On the news wire – not later than 1 (One) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.***

The communication will include the following information:

- ***The price at which the Issuer takes upon itself to acquire the Bonds by the demand of the Bonds owners;***
- ***The procedure of the Bonds acquisition;***
- ***The quantity of the Bonds being acquired (equal to 100% of floated Bonds);***
- ***The form and the due date of the Bonds being acquired;***
- ***The time period of the Bonds acquisition;***
- ***Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.***

The Issuer informs the Exchange about adopted decisions, including about determined rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the interest rate for the j-th and for the next coupons is determined).

o) The communication about the Issuer's Board of directors adopted decision to acquire the Bonds, including the information about serial numbers of coupons the interest rate of which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:

- ***On the news wire – not later than 1 (One) day;***

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:

- The size of the Bonds coupon for the appropriate coupon period;

- The price at which the Issuer takes upon itself to acquire the Bonds by the demand of the Bonds owners;

- The procedure of the Bonds acquisition;

- The quantity of the Bonds being acquired (equal to 100% of floated Bonds);

- The form and the due date of the Bonds being acquired;

- The time period of the Bonds acquisition;

- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

The Issuer informs the Exchange about adopted decisions, including about determined rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the interest rate for the j-th and for the next coupons is determined).

p) The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities owners" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

q) The communication about the Bonds default is to be published by the Issuer within the time period not later than 5 (Five) days since the time of default occurrence on the news wire ant at the web site in the Internet at: http://www.vt.ru, the information includes the following:

- *The volume of non-performed obligations;*
- *The reason of obligations non-performance;*
- *Recitation of potential actions of the Bonds owners to meet their claims.*

r) The communication about the performance or delay in the Issuer's performance of obligations to pay (repay) the appropriate part of the Bonds face value is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities owners" as per the following procedure and within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

s) The communication about the performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is to be published in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

t) The communication to the Bonds owners about the Issuer's Board of directors adopted decision about the Bonds acquisition under the agreement with their owners should be published within 5 (five) days since the date of the Issuer's adoption of the appropriate decision, but not later than 7 (Seven) days prior the start date of accepting the proposal of the Bonds acquisition as per the following procedure:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication to the Bonds owners about the Issuer's Board of directors adopted decision about the Bonds acquisition should include the following information:

- *The date of adopting the decision about the Bonds acquisition;*

- *The Bonds identification features, state registration number and the date of state registration of the Bonds issue;*
- *The start date of the Bonds acquisition by the Issuer;*
- *The end date of the Bonds acquisition;*
- *The Bonds acquisition price or the procedure of its determination;*
- *Quantity of the Bonds being acquired;*
- *The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition;*
- *The form and the due date.*

u) In case of occurrence of other material facts affecting the Issuer's financial-economic activity the information about such facts will be published by the Issuer in accordance with Russian Federation legislation effective at the time of the appropriate material fact occurrence.

v) The Issuer's official communication about the appointment of additional paying agents and about cancellation of such appointments is to be published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

w) In case of change of data about the entity that provided the guarantee under the issue Bonds, and also in case of change of terms and conditions of the guarantee provision for the Bonds obligations performance by the reasons that are out of control of the Issuer or the Bonds owners, including on account of reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- ***On the news wire – within 5 (five) days;***
- ***At the web site in the Internet at: http://www.vt.ru – after publishing the communication on the news wire.***

x) In case of availability of data that may materially affect the Issuer's securities cost (listed in Section 8.6 of "Provision on information disclosure by the issuers of issuing securities" approved by Russia's FSFM Order 05-5/пз-н of 16.03.2005) the information about them is to be disclosed by the Issuer within the following time period since the time of the related event occurrence:

- On the news wire – not later than 1 day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 days.

The disclosed information should be available during for at least 6 months since the date of its publishing in the Internet. Prior to sending the communication to an information agency for posting on the news wire this communication is to be sent to the trade Institutor at securities market.

y) In case if the Issuer's Bonds acquisition via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum is impossible or does not meet the requirements of RF legislation, the Issuer adopts the decision about the trade institutor at securities market via which the Issuer will make transactions of the Bonds acquisition.

In this case the Issuer will acquire the Bonds in accordance with regulations governing the activity of this trade institutor at securities market, and the Issuer simultaneously with communication about determining the coupon's rate should publish the information about the trade institutor at securities market via which the Issuer will make transactions of the Bonds acquisition, the communication should be published within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the decision on determination of the size of the Bonds appropriate coupon (sizes of appropriate coupons) was adopted:

- ***On the news wire – not later than 1 day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 days.***

Any information that may materially affect the cost of publicly offered and/or being in public circulation securities of the Issuer should be published by the Issuer on the news wire prior to its disclosure by other methods.

The copy of communication being sent by the Issuer to the information agency for posting on the news wire during the same day is to be sent to the authorized registering body, its authority being to register the issue of the Issuer's securities, by mail or by other method in accordance with the legislation' s requirements.

Communications about material facts and data that may materially affect the cost of the Issuer's securities should be sent by the Issuer to the registering body within the time period not more than 5 days since the time of the specified fact occurrence. The text of communication about material fact should be available at the web site in the Internet during for at least 6 months since the date of its publishing.

12. Data on ensuring the performance of obligations under the issue bonds

12.1. Data on the entity providing guarantee of the bonds obligations performance

Full brand name: ***Limited Liability Company "Volga-Finance"***
Abbreviated brand name: ***LLC "Volga-Finance"***
Guarantor's location: ***Russian Federation, 603053, Nizhny Novgorod city, Lesnaya str., 8.***
The date of the guarantor's state registration: ***24.08.2005***
Basic state registration number: ***1055227077245***
There should be indication to availability (lack of) with the entity providing the guarantee under the bonds or taking upon itself by the entity providing the guarantee under the bonds of the duty to disclose the information about its financial-economic activity, including in the form of quarterly report and communications about material facts (events, actions) affecting financial-economic activity. ***There is no duty to disclose the information.***

12.2. Conditions of ensuring the bonds obligations performance

Kind of guarantee (method of provided guarantee): ***Surety***
The amount of guarantee (rubles): ***3 000 000 000 (Three billion) rubles, and also total coupon yield under 3 000 000 (Three million) Bonds.***
Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER
of providing guarantee in the form of surety for the purposes of bonds issue

Nizhny Novgorod city — *April 21, 2006*

1. Terms and definitions.

1.1. The "Offer" – this OFFER.

1.2. The "Company" – Limited Liability Company "Volga-Finance".

1.3. The "Bonds" – inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the total number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, being issued by the Issuer in accordance with the Issuing Documents.

1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.

1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".

1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).

1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.

1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.

1.9. "Ceiling Amount" – 3 000 000 000 (Three billion) rubles, and also the amount making up the total coupon yield under 3 000 000 (Three million) Bonds.

1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.

1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.

1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of item 3.3. of the Offer.

1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.

1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. The Offer's subject-matter and nature. Terms and conditions of its acceptance.

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.2. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay all parts of the Bonds face value, the Bonds coupon yield to the Bonds owners on the following terms and conditions: The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.

The Company's responsibility for the Issuer's Obligations is joint.

The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- *The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;*
- *The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.*

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.3. Obligations Performance Claim should meet the following conditions:

3.3.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);

3.3.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the Bonds quantity in regard to which the obligation is not performed, the volume of Outstanding Obligations in regard to the Bonds owner, sending this Obligations Performance Claim;

3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the Bonds owner or paid not in full within the time period established by the Issuing Documents:

- the appropriate part of the face value at the Bonds retirement; and/or

- the coupon yield in the form of interest to the appropriate part of the Bonds face value;

3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's presentation is the date of the Claim's receipt by the Company;

3.3.5. The Obligations Performance Claim should have attached the extract from CUSTODY account with NDC or with depositaries being depositors in relation to NDC; this extract confirming the Bonds owner's rights to its Bonds and

executed as of the Date of drawing up by NDC of the list of the bonds owners for the bonds coupon yield payment/retirement, the Date being determined in accordance with the Issuing documents. In case of submitting the claim due to non-performance/improper performance of obligations by the Issuer to repay the last part of the Bonds face value, the claim should have attached a copy of NDC's report certified by depositary about the transfer of the Bonds to section of the custody account designated for the securities blocking during the retirement;

3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company considers the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections to the Obligations Performance Claim that could have been provided by the Issuer and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not consider Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company adopts the decision to meet the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) consideration makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

In case the Company adopts the decision to refuse to meet the Obligations Performance Claim laid due to non-performance/improper performance of the Issuer's obligations to pay the last part of the Bonds face value, the Company sends to NDC the information about the refusal to meet such Obligations Performance Claim (with indication of name, the owner's name, surname and patronymic name, the Bonds quantity, the Depositary's name where the owner's custody account is established).

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.2. The surety stipulated by the Offer is terminated:

4.2.1. Upon the expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;

4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;

4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;

4.2.4. On other grounds established by Russian Federation effective legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and Russian Federation effective legislation, and are understood and construed in accordance with them.

5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with effective legislation.

5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.

5.4. The disputes relative to the Offer are subject to adjudgement in Arbitration court of Nizhny Novgorod oblast and also in the appropriate court of general jurisdiction.
5.5. This Offer is executed in 2 (two) authentic copies kept at the locations of the Company and the Issuer.

6. The Company's addresses and bank requisites.

Registered office:	*Russian Federation, 603053, Nizhny Novgorod city, Lesnaya str., 8.*
TIN	*5256054967*
Settlement account	*40702810024000012580*
Bank's name	*Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city.*
Correspondent account	*30101810200000000837*
Signatures:	

General Director of LLC "Volga-Finance" */N.M. Shuleshov/*

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other):

In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- *On the news wire – within 5 (five) days;*
- *At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.*

In case of non-performance or improper performance of the Issuer's Bonds obligations to pay (repay) the appropriate part of the Bonds face value and/or the Bonds coupon yield, the Guarantor and the Issuer are jointly responsible.

The contract of suretyship that ensures the Bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

Secured bond entitles its owner with the rights arising from such guarantee.

With the lapse of rights to a secured Bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.

The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the Bond.

In case it is impossible for secured Bonds owners to meet their claims under their Bonds, these claims laid to the Issuer and/or to the Guarantor, then the Bonds owners have the right to seize the court or arbitration court with a suit against the Issuer and/or the Guarantor.

13. The Issuer undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

14. The entity that provided the guarantee for the bonds – ***Limited Liability Company "Volga-Finance" undertakes to ensure the Issuer's obligations performance to the Bonds owners in case of the Issuer's refusal to perform the obligations or delay in performance of the appropriate obligations under the bonds in accordance with terms and conditions of provided guarantee.***

15. Other data provided for by the Standards for securities issue and registration of securities offering memoranda.

The Bonds are allowed for free circulation at stock exchange and over-the-counter markets.
At over-the-counter market the Bonds are circulating without limitations.

SPECIMEN of
The Certificate of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer Bonds with obligatory central storage

SPECIMEN (face)

Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
The issuer's mail address: ***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

C E R T I F I C A T E

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1820-th day since the date of the bonds offering start; of the second 20% of the face value of the issue bonds on the 2002-nd day since the date of the bonds offering start; of the third 20% of the face value of the issue bonds on the 2184-th day since the date of the bonds offering start; of the fourth 20% of the face value of the issue bonds on the 2366-th day since the date of the bonds offering start; of the fifth 20% of the face value of the issue bonds on the 2548-th since the date of the bonds offering start, the bonds being placed by public offering.

State registration number of the bonds issue:

	-			-						-		-				

Of «____» ____________ 2006

Open Joint Stock Company "VolgaTelecom" (hereinafter - the Issuer) undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

This certificate proves the rights to **3 000 000 (Three million) bonds** of the face value of **1 000 (One thousand) rubles** each, of the total face value of **3 000 000 000 (Three billion) rubles.**
Total quantity of issued bonds with this state registration number: **3 000 000 (Three million) bonds.**
This certificate proves the rights to the bonds being **bearer issuing securities.**
This certificate is transferred to storage to **Non-commercial Partnership "National Depositary Center"** (hereinafter – the Depositary) performing obligatory central storage of the bonds certificate.
The Depositary's location: Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4
The Depositary's mail address: 125009, Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

General Director of
Open Joint Stock Company "VolgaTelecom" ________________ S.V. Omelchenko

«____» ___________ 2006. LS

Chief accountant of
Open Joint Stock Company "VolgaTelecom" ________________ N.I. Popkov

«____» ___________ 2006. LS

The entity that provided the guarantee on the issue bonds: **Limited Liability Company "Volga-Finance"**
General Director ________________ N.M. Shuleshov
«____» _______________ 2006. **LS**

The Bonds owners' rights:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2. of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. Hereinafter, the outstanding amount of the face value of the Bond of the issue means the difference between the face value of the issue Bond and the part of the Bond's face value paid to the owners in accordance with the Decision on the securities issue and the securities Offering memorandum.

The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 811 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who has provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum. The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".

Location: ***Russian Federation, 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.***

Mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***

Taxpayer Identification Number: ***5256054967***

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

Data on the entity providing guarantee of the bonds obligations performance:

Full brand name: Limited Liability Company "Volga-Finance"
Abbreviated brand name: LLC "Volga-Finance"
Guarantor's location: 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.
The date of the guarantor's state registration: 24.08.2005
Basic state registration number: 1055227077245

There should be indication to availability (lack of) with the entity providing the guarantee under the bonds or taking upon itself by the entity providing the guarantee under the bonds of the duty to disclose the information about its financial-economic activity, including in the form of quarterly report and communications about material facts (events, actions) affecting financial-economic activity. There is no duty to disclose the information.

Conditions of ensuring the bonds obligations performance:

Kind of guarantee (method of provided guarantee): ***Surety***

The amount of guarantee (rubles): ***3 000 000 000 (Three billion) rubles, and also total coupon yield under 3 000 000 (Three million) Bonds.***

Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER

of providing guarantee in the form of surety for the purposes of bonds issue

Nizhny Novgorod city ***April 21, 2006***

1. Terms and definitions.

1.1. The "Offer" – this OFFER.

1.2. The "Company" – Limited Liability Company "Volga-Finance".

1.3. The "Bonds" – inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the total number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, being issued by the Issuer in accordance with the Issuing Documents.

1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.

1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".

1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).

1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.

1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.

1.9. "Ceiling Amount" – 3 000 000 000 (Three billion) rubles, and also the amount making up the total coupon yield under 3 000 000 (Three

million) Bonds.

1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.

1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.

1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of item 3.3. of the Offer.

1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.

1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. The Offer's subject-matter and nature. Terms and conditions of its acceptance.

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.4. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.5. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay all parts of the Bonds face value, the Bonds coupon yield to the Bonds owners on the following terms and conditions:

The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.

The Company's responsibility for the Issuer's Obligations is joint.

The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- *The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;*
- *The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.*

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.4. Obligations Performance Claim should meet the following conditions:

3.4.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);

3.4.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the Bonds quantity in regard to which the obligation is not performed, the volume of Outstanding Obligations in regard to the Bonds owner, sending this Obligations Performance Claim;

3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the Bonds owner or paid not in full within the time period established by the Issuing Documents:

- the appropriate part of the face value at the Bonds retirement; and/or

- the coupon yield in the form of interest to the appropriate part of the Bonds face value;

3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's

presentation is the date of the Claim's receipt by the Company;

3.3.5. The Obligations Performance Claim should have attached the extract from CUSTODY account with NDC or with depositaries being depositors in relation to NDC; this extract confirming the Bonds owner's rights to its Bonds and executed as of the Date of drawing up by NDC of the list of the bonds owners for the bonds coupon yield payment/retirement, the Date being determined in accordance with the Issuing documents. In case of submitting the claim due to non-performance/improper performance of obligations by the Issuer to repay the last part of the Bonds face value, the claim should have attached a copy of NDC's report certified by depositary about the transfer of the Bonds to section of the custody account designated for the securities blocking during the retirement;

3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company considers the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections to the Obligations Performance Claim that could have been provided by the Issuer and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not consider Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company adopts the decision to meet the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) consideration makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

In case the Company adopts the decision to refuse to meet the Obligations Performance Claim laid due to non-performance/improper performance of the Issuer's obligations to pay the last part of the Bonds face value, the Company sends to NDC the information about the refusal to meet such Obligations Performance Claim (with indication of name, the owner's name, surname and patronymic name, the Bonds quantity, the Depositary's name where the owner's custody account is established).

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.3. The surety stipulated by the Offer is terminated:

4.2.1. Upon the expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;

4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;

4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;

4.2.4. On other grounds established by Russian Federation effective legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and Russian Federation effective legislation, and are understood and construed in accordance with them.

5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with effective legislation.

5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.

5.5. The disputes relative to the Offer are subject to adjudgement in Arbitration court of Nizhny Novgorod oblast and also in the appropriate court of general jurisdiction.

5.5 This Offer is executed in 2 (two) authentic copies kept at the locations of the Company and the Issuer.

6. The Company's addresses and bank requisites.

Registered office:	*Russian Federation, 603053, Nizhny Novgorod city, Lesnaya str., 8.*
TIN	*5256054967*
Settlement account	*40702810024000012580*
Bank's name	*Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city.*
Correspondent account	*30101810200000000837*
Signatures:	

General Director of LLC "Volga-Finance" *\/N.M. Shuleshov/*

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other):

In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- *On the news wire – within 5 (five) days;*
- *At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.*

In case of non-performance or improper performance of the Issuer's Bonds obligations to pay (repay) the appropriate part of the Bonds face value and/or the Bonds coupon yield, the Guarantor and the Issuer are jointly responsible.

The contract of suretyship that ensures the Bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

Secured bond entitles its owner with the rights arising from such guarantee.

With the lapse of rights to a secured Bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.

The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the Bond.

<u>The time period of securities placement:</u>

The Bonds placement starts not earlier than in 2 (Two) weeks after the Issuer's disclosure of information about the state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum in accordance with RF normative legal acts.

The communication about state registration of the securities issue will be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized to disclose the information at the securities market ("AK&M" and "Interfax") (hereinafter – news wire) – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald" not later than 30 (Thirty) days since the said date.

The Issuer determines the Bonds placement start date after the state registration of the Bonds issue and discloses it publicly.

The Issuer publishes the communication about the Date of the placement start as per the following procedure:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

<u>The date of the placement end or the procedure of its determination:</u>

The date of the placement end is an earlier one of the following dates:

a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;

b) The date of placement of the last Bond of the issue.

Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

<u>The method of securities placement:</u>

Public offering.

<u>Price (prices) or procedure of determining offering price of the securities:</u>

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the Bonds offering the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$$ACY = Nom * C1 * ((T - T0)/365)/100\%$$

Where:

ACY – accrued coupon yield, rubles;

Nom – the face value of one Bond, rubles;

C1 - the size of interest rate for the first coupon, per centum per annum;

T - the date of the Bonds' offering on which ACY is calculated;

T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

The procedure and the form of payment

The form of payment for the securities being placed:

The Bonds are paid for by monetary means in Russian Federation currency by non-cash method.

The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:

The Bonds are paid for by monetary means in Russian Federation currency by non-cash method in accordance with the Exchange Rules.
Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via Non-bank credit organization closed joint stock company "Clearing house of Moscow interbank currency exchange" (Clearing House of MICEX).
Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).
The requisites of accounts where the money for the issue securities payment should be transferred to:
Account name: Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"
Account number: 30401810800100000752
Credit institution:
Full name: Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"
Abbreviated name: NCI CJSC "CH MICEX"
Location: Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8
Mail address: Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8
BIC: 044583505
Correspondent account: 30105810100000000505

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.
When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.
The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

The procedure of the Bonds retirement:

The procedure and other terms and conditions of the Bonds retirement:
The retirement of each part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value.
The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than on the 5-th (fifth) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN) of the Bonds' owner;*
- *taxable status of the Bond's owner;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day,

preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").

The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the Date of making up the List of owners and/or nominee holders of the Bonds.

In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.

In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.

Not later than on the 3-d (third) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and/or the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:

a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of the Bonds nominee holder authorized to receive the repayment sums on the Bonds;

c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;

d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:

- Account number;

- The bank's name where the account is established;

- The bank's correspondent account where the account is established;

- The bank's identification code where the account is established.

e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;

f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.

The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the repayment of the appropriate part of Bonds' face value, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.

On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds' face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

<u>The Bonds are retired in succession by installments during the following periods:</u>

The time period of the issue Bonds retirement:

On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.

If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

The dates of the start and the end of retirement of each part of the Bonds face value coincide.

<u>*The form of the Bonds retirement:*</u>

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

The procedure of determination of yield due under each Bond:

Coupon (interest) period		Size of coupon (interest) yield
Start date	**End date**	
1. Coupon: First		
Start date of the Bonds placement.	*The 91-st (Ninety first) day since the start date of the Bonds placement.*	***The size of coupon yield for each coupon is calculated by the following formula:*** $Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$,

		Where, **j - serial number of coupon period, j=1, 2, ...27,28;** **Kj - the size of coupon yield for each Bond (rubles);** **Nom – outstanding part of a Bond face value as of the date of the start of the j-th coupon period (rubles);** **Cj - the size of the interest rate of the j-th coupon, in per cent annual;** **T(j -1) - the start date of the j-th coupon period;** **T(j) - the end date of the j-th coupon period.** *The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).* *The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3 of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.*

2. Coupon: Second

The 91-st (Ninety first) day since the start date of the Bonds placement.	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

3. Coupon: Third

The 182-d (One hundred eighty second) day since the start date of the Bonds placement.	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

4. Coupon: Fourth

The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

5. Coupon: Fifth

The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.	*The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

6. Coupon: Sixth

The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.	*The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

7. Coupon: Seventh

The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.	*The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

8. Coupon: Eighth

The 637-th (Six hundred thirty	*The 728-th (Seven hundred*	*The procedure of determining the size of the coupon yield for the*

seventh) day since the start date of the Bonds placement.	*twenty eighth) day since the start date of the Bonds placement.*	*eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

9. Coupon: Ninth

The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.	*The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

10. Coupon: Tenth

The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.	*The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

11. Coupon: Eleventh

The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.	*The 1001-th (One thousand first) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the eleventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eleventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

12. Coupon: Twelfth

The 1001-th (One thousand first) day since the start date of the Bonds placement.	*The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twelfth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twelfth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

13. Coupon: Thirteenth

The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.	*The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the thirteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the thirteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

14. Coupon: Fourteenth

The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.	*The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fourteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

15. Coupon: Fifteenth

The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.	*The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

16. Coupon: Sixteenth

The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

17. Coupon: Seventeenth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.	*The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the seventeenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventeenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

18. Coupon: Eighteenth

The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.	*The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

19. Coupon: Nineteenth

The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.	*The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the nineteenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the nineteenth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

20. Coupon: Twentieth

The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.	*The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twentieth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twentieth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

21. Coupon: Twenty first

The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.	*The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty first coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty first coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

22. Coupon: Twenty second

The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.	*The 2002-d (Two thousand second) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty second coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

23. Coupon: Twenty third

The 2002-d (Two thousand second) day since the start date of the Bonds placement.	*The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty third coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

24. Coupon: Twenty fourth

The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.	*The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty fourth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

25. Coupon: Twenty fifth

The 2184-th (Two thousand one hundred eighty forth) day since the start date of the Bonds placement.	*The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty fifth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

26. Coupon: Twenty sixth

The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.	*The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty sixth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

27. Coupon: Twenty seventh

The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.	*The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty seventh coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

28. Coupon: Twenty eighth

The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.	*The 2548-th (two thousand five hundred forty eighth) day since the start date of the Bonds placement.*	*The procedure of determining the size of the coupon yield for the twenty eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the twenty eighth coupon is determined in accordance with the procedure referenced in item 9.3 of the Decision on the securities issue and item 9.1.2. of the securities Offering memorandum.*

If the date of coupon yield payment for any of the twenty eight coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.

On any day between the start date of the placement and the retirement date of the Bonds of this issue (the date of repayment of the last part of the Bonds' face value) the size of accrued coupon yield (ACY) is calculated as per the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%),

Where:

j - serial number of coupon period, j=1,2,...27, 28;

Nom – outstanding part of the face value of one Bond as of the date of ACY calculation (rubles);

Cj - the size of the interest rate of the j-th coupon, in per cent annual;

T – current date;

T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The procedure of determining interest rates for the Bonds coupons:

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer's Board of directors does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon and are fixed for the entire term of the Bonds' circulation.

3) Simultaneously with the approval of the Bonds placement start date the Issuer's Board of directors may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...27). In case if the Issuer's Board of directors has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, the time period for the Bonds acquisition, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors

when the decision was made about the acquisition of the Bonds by the demand of their owners:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication should include the following information:

- the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;
- the procedure of the Bonds acquisition;
- the quantity of acquired Bonds (equal to 100% of floated Bonds);
- the form and time period of payment for the acquired Bonds;
- the time period of the Bonds acquisition;
- other terms and conditions of the Bonds acquisition by the Issuer, the information about these terms and conditions should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),...,28), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the end date of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons). The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds by the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only one the i-th coupon, i=k).

The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's Board of directors when the resolution about the Bonds acquisition by the demand of their owners was passed:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:

- the size of the Bonds coupon for the appropriate coupon period;
- the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;
- the procedure of the Bonds acquisition;
- the quantity of acquired Bonds (equal to 100% of floated Bonds);
- the form and time period of payment for the acquired Bonds;
- the time period of the Bonds acquisition;
- other terms and conditions of the Bonds acquisition by the Issuer, the information about these terms and conditions should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2,3,4,5,6,7, 8, 9,10,11,12,13,14,15,16,17,18,19,20,21,22,23,24,25,26,27,28 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities owners" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
This communication is also to be published in "Supplement to "Russia's FSFM Herald".
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest (coupon) size.

The Issuer informs the Exchange about adopted decisions, including about established rates, not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period in which the interest rate for the j-th and for the next coupons is determined).

The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

The procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		Time period (date) of coupon (interest) yield payment	The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment
Start date	**End date**		
1. Coupon: First			
Start date of the Bonds placement.	*The 91-st (Ninety first) day since the start date of the Bonds placement.*	*The 91-st (Ninety first) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:

The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the List of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than on the 5-th (Fifth) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the List of owners and/or nominee holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment").

The performance of obligations towards the owner being such as of the Date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.

In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and/or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 3-d (third) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and/or the Paying agent with the list of owners and/or nominee holders of the Bonds drawn up as of the Date of making the list of owners and/or nominee holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The quantity of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or nominee holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and/or nominee holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or nominee holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or nominee holders indicated in the list of the Bonds owners and/or nominee holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.

2. Coupon: Second

The 91-st (Ninety first) day since the start date of the Bonds placement.	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement.*	*The 182-d (One hundred eighty second) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.			

3. Coupon: Third

The 182-d (One hundred eighty second) day since the start date of the Bonds placement.	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.*	*The 273-d (Two hundred seventy third) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.			

4. Coupon: Fourth

The 273-d (Two hundred seventy third) day since the start date of the Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.*	*The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: ***The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

5. Coupon: Fifth

The 364-th (Three hundred sixty fourth) day since the start date of the Bonds placement.	***The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.***	***The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

6. Coupon: Sixth

The 455-th (Four hundred fifty fifth) day since the start date of the Bonds placement.	***The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.***	***The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

7. Coupon: Seventh

The 546-th (Five hundred forty sixth) day since the start date of the Bonds placement.	***The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.***	***The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment.***			

8. Coupon: Eighth

The 637-th (Six hundred thirty seventh) day since the start date of the Bonds placement.	***The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.***	***The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment.

9. Coupon: Ninth

The 728-th (Seven hundred twenty eighth) day since the start date of the Bonds placement.	***The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.***	***The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the ninth coupon yield payment is similar to the procedure of the first coupon yield payment.

10. Coupon: Tenth

The 819-th (Eight hundred nineteenth) day since the start date of the Bonds placement.	***The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.***	***The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.

11. Coupon: Eleventh

The 910-th (Nine hundred tenth) day since the start date of the Bonds placement.	***The 1001-th (One thousand first) day since the start date of the Bonds placement.***	***The 1001-th (One thousand first) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the eleventh coupon yield payment is similar to the procedure of the first coupon yield payment.

12. Coupon: Twelfth

The 1001-th (One thousand first) day since the start date of the Bonds placement.	***The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.***	***The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the twelfth coupon yield payment is similar to the procedure of the first coupon yield payment.

1.3 Coupon: Thirteenth

The 1092-d (One thousand ninety second) day since the start date of the Bonds placement.	*The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.*	*The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the thirteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

14. Coupon: Fourteenth

The 1183-d (One thousand one hundred eighty third) day since the start date of the Bonds placement.	*The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.*	*The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the fourteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

15. Coupon: Fifteenth

The 1274-th (One thousand two hundred seventy fourth) day since the start date of the Bonds placement.	*The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.*	*The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the fifteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

16. Coupon: Sixteenth

The 1365-th (One thousand three hundred sixty fifth) day since the start date of the Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.*	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the sixteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

*17. **Coupon***: Seventeenth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the Bonds placement.	*The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.*	*The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the seventeenth coupon yield payment is similar to the procedure of the first coupon yield payment.

*18. **Coupon***: Eighteenth

The 1547-th (One thousand five hundred forty seventh) day since the start date of the Bonds placement.	*The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.*	*The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the eighteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

*19. **Coupon***: Nineteenth

The 1638-th (One thousand six hundred thirty eighth) day since the start date of the Bonds placement.	*The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.*	*The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the nineteenth coupon yield payment is similar to the procedure of the first coupon yield payment.

*20. **Coupon***: Twentieth

The 1729-th (One thousand seven hundred twenty ninth) day since the start date of the Bonds placement.	*The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.*	*The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the twentieth coupon yield payment is similar to the procedure of the first coupon yield payment.
The twentieth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

21. ***Coupon***: Twenty first

The 1820-th (One thousand eight hundred twentieth) day since the start date of the Bonds placement.	***The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.***	***The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty first coupon yield payment is similar to the procedure of the first coupon yield payment.

22. ***Coupon***: Twenty second

The 1911-th (One thousand nine hundred eleventh) day since the start date of the Bonds placement.	***The 2002-d (Two thousand second) day since the start date of the Bonds placement.***	***The 2002-d (Two thousand second) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty second coupon yield payment is similar to the procedure of the first coupon yield payment.
The twenty second coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.

23. ***Coupon***: Twenty third

The 2002-d (Two thousand second) day since the start date of the Bonds placement.	***The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.***	***The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the twenty third coupon yield payment is similar to the procedure of the first coupon yield payment.

24. ***Coupon***: Twenty fourth

The 2093-d (Two thousand ninety third) day since the start date of the Bonds placement.	***The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.***	***The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: *The procedure of the twenty fourth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The twenty fourth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.*			

25. *Coupon*: Twenty fifth

The 2184-th (Two thousand one hundred eighty fourth) day since the start date of the Bonds placement.	*The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.*	*The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the twenty fifth coupon yield payment is similar to the procedure of the first coupon yield payment.*			

26. *Coupon*: Twenty sixth

The 2275-th (Two thousand two hundred seventy fifth) day since the start date of the Bonds placement.	*The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.*	*The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the twenty sixth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The twenty sixth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.*			

27. *Coupon*: Twenty seventh

The 2366-th (Two thousand three hundred sixty sixth) day since the start date of the Bonds placement.	*The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.*	*The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the Bonds placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the twenty seventh coupon yield payment is similar to the procedure of the first coupon yield payment.*			

28. *Coupon*: Twenty eighth

The 2457-th (Two thousand four hundred fifty seventh) day since the start date of the	*The 2548-th (two thousand five hundred forty eighth) day since the start date of the*	*The 2548-th (two thousand five hundred forty eighth) day since the start date of the Bonds*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day,*

Bonds placement.	*Bonds placement.*	*placement.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the twenty eighth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The twenty eighth coupon yield payment is made simultaneously with the repayment of 20 (Twenty) % of the issue Bonds face value.*			

The procedure, terms and conditions of the Bonds acquisition by the Issuer with the capability of their further circulation:

Terms and conditions, and the procedure of the bonds acquisition:

The capability of the Bonds acquisition by the Issuer *by the demand of their owner (s), and also under the agreement with their owner (s)* with the possibility of their further circulation till the repayment date expiry is provided for.

I. In case if after declaring coupons' interest rates (in accordance with sub-item 9.3 of the Decision on the securities issue and sub-item 9.1.2 A of the securities Offering memorandum) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (herewith k – the number of the last coupon being determined) (in case if the Issuer determines the rate of only of one i-th coupon, then i=k).

The Issuer acquires the Bonds by the demand of their owners within the time period determined in accordance with the appropriate decision of the Issuer's Board of directors.

The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision was adopted to acquire the Bonds by the demand of their owners:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The communication will include the following information:

- *the Bonds coupon size for the appropriate coupon period;*
- *the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;*
- *the procedure of the Bonds acquisition;*
- *the quantity of acquired Bonds (equal to 100% of floated Bonds);*
- *the form and the time period of payment for acquired Bonds;*
- *the time period of the Bonds acquisition;*
- *other terms and conditions of the Bonds acquisition by the Issuer, the information about which should be disclosed in accordance with regulations governing the procedure of information disclosure by the issuers of issuing securities.*

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the time period set forth by the appropriate decision of the Issuer's Board of directors, this time period is at least 5 (Five) last days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition or the procedure of its determination:

The date of the Bonds Acquisition by the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition by the demand of the Bonds owners:

1) The Bonds owner being a Participant of competitive tendering of the Exchange is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs it to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) (hereinafter – "Agent") by registered letter a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").

The Notification should express the intent to sell to the Issuer the Issuer's Bonds, and also contain the following information:

- *Full name of the Bonds Holder;*

- Full name of the Bonds owner (in case if the Bonds Holder – Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);

- State registration number and the date of state registration of the Bonds;

- The quantity of the Bonds offered for sale (in digits and in words).

The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.

The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation code T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer. The Bonds quantity stated in this bid should not exceed the Bonds quantity stated earlier in the Notification sent by the Bonds Holder to the Issuer's Agent.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.

The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.

The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.

In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade institutor at securities market via which the Issuer will conclude the Bonds acquisition transactions.

In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade institutor at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade institutor at securities market via which the Issuer will conclude the Bonds acquisition transactions within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was adopted about determination of the Bonds appropriate coupon (sizes of the appropriate coupons):

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

The specified information will include:

- Full and abbreviated name of the trade institutor at securities market,

- Its location,

- Information about the license: number, date of issue, validity term, the body that issued the license;

- The procedure of acquisition in accordance with the rules of the trade institutor.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the set time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):

The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.

Procedure of the issuer's disclosure of information about the bonds acquisition:

The communication about the Issuer's Board of directors taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:

- the price at which the Issuer takes upon itself to acquire the Bonds by the demand of their owners;

- the procedure of the Bonds acquisition;

- the quantity of acquired Bonds (equal to 100% of floated Bonds);

- the form and the time period of payment for acquired Bonds;

- the time period of the Bonds acquisition;

- other terms and conditions of the Bonds acquisition by the Issuer, the information about which should be disclosed in accordance with regulations governing the procedure of information disclosure by the issuers of issuing securities.

The Issuer informs the Exchange about adopted decisions including about determined rates not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the rate for the j-th and for the next coupons is determined).

The communication about the Issuer's Board of directors taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's Board of directors when the decision about the Bonds acquisition by the demand of their owners was adopted:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:

- The size of the Bonds coupon for the appropriate coupon period;

- The price at which the Issuer takes upon itself to acquire the Bonds by the demand of the Bonds owners;

- The procedure of the Bonds acquisition;

- The quantity of the Bonds being acquired (equal to 100% of floated Bonds);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;
- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

The Issuer informs the Exchange about adopted decisions including about determined rates not later than 10 (Ten) days prior to the end date of the (j-1)-th coupon period (the period when the rate for the j-th and for the next coupons is determined).

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (repayment of the last part of the Bonds face value) (provided the Issuer complies with Russian Federation legislation requirements).

The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time period of obligations performance to the owners of the issuer's securities" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:

The Issuer's Board of directors in accordance with the Issuer's Charter may adopt individual decisions about the Bonds acquisition. Such decision is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.

Time period of the bonds acquisition or the procedure of its determination:

The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate decision of the Issuer's authorized body.

The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.

Procedure of the issuer's disclosure of information about the bonds acquisition:

Communication to the Bonds owners about the decision adopted by the Issuer's Board of directors about the Bonds acquisition under the agreement with their owners should be published within 5 (Five) days since the date of the Issuer's adoption of the appropriate decision, but not later than 7 (Seven) days prior to the start of the time period of the Bonds acquisition proposal acceptance as per the following procedure:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication to the Bonds owners about the Issuer's Board of directors adopted decision about the bonds acquisition should include the following information:

- the date of the Bonds acquisition decision adoption;
- the Bonds identification features, state registration number and date of state registration of the issue Bonds;
- the start date of the Bonds acquisition by the Issuer;
- the end date of the Bonds acquisition;
- the Bonds acquisition price or the procedure of its determination;
- the quantity of the Bonds being acquired;
- the procedure of the Bonds acquisition, including the time period for acquisitions bids filing;
- the form and the due date.

In case of the acquisition by the Issuer of the Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

In case if he Bonds owners accept the proposal of the Bonds acquisition by the Issuer in regard to greater quantity of the Bonds than it is stated in such a proposal, the Issuer acquires the Bonds from their owners proportionally to declared quantity subject to acquisition of only of integer Bonds.

There are no other terms and conditions of the Bonds acquisition.

The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time period of obligations performance to the owners of the issuer's securities" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in "Supplement to "Russia's FSFM Herald".

The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. and item 9.2. of the securities Offering memorandum.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, SE MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange (hereinafter – the Exchange Rules).

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the Bonds placement.

The Tender starts and ends on the start date of the Bonds placement. On the date of the Tender holding the Participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of the Exchange both at their own expense and at the expense and under the instructions of clients. The time and the procedure of submitting the bids for the competitive tendering of determining the interest rate of the first coupon are established by SE MICEX.

The bids for the Bonds purchase are forwarded by the Participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- purchase price;
- the quantity of the Bonds;
- the amount of interest rate for the first coupon (the size of the interest rate for the first coupon if it is declared by the Issuer, the potential investor would be prepared to purchase the Bonds quantity specified in the bid at the price declared in the bid);
- other characteristics in accordance with the Exchange Rules.

The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price (i.e. 100% of the face value).

The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to one hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the Participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the Participant in the Exchange competitive tendering, and to instruct it to purchase the Bonds.

Potential buyer of the Bonds who is the Participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with NDC or with other depositary being a depositor in relation to NDC. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of the appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid – the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system by the Underwriter.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the Participants in the Exchange competitive tendering *to the Underwriter, who is accepting the bids by means of submitting address counterbids. The Participants in the Exchange* competitive tendering *acting in their own name and at their own expense, or in their own name, but at the expense and under the instructions of potential buyers not being the Participants in the Exchange* competitive tendering, *on any business day during the*

term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Compulsory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

Starting since the second day of the issue Bonds placement the buyer when making the Bonds purchase and sale transactions pays additionally the Bonds accrued coupon yield (ACY) calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 of the securities Offering memorandum.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in Non-bank credit organization closed joint stock company "Clearing house of Moscow interbank currency exchange" (Clearing House of MICEX). The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation code the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the said issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith, at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.

Prior to the securities placement start the Issuer provides the Underwriter with the list of persons/entities the transactions with whom may be recognized to be related party transactions, indicating those persons/entities from the said list the transactions with whom were approved by the Issuer in advance. When placing the Bonds the provisions are observed, these provisions being stipulated by item 6.4.4 of "Standards of securities emission and of registration of securities offering memoranda" approved by Russia's FSFM Order №05-4/пз-н of 16.03.2005.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed:

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:

The Bonds floated via the trade institutor are placed by NDC or other depositary being a depositor in relation to NDC to the Bonds buyers' custody accounts on the date of making purchase and sale operation.

The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization – CJSC MICEX servicing the settlements under the transactions executed in the course of the Bonds placement via the trade institutor at securities market. The floated Bonds are placed by the Depositaries at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The expenses related to making receiving entries about placement of floated Bonds at customer accounts (custody accounts) of their first owners (purchasers) are born by the Bonds owners (purchasers).

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade institutor at securities market, stock exchange including:

Full brand name: Closed Joint Stock Company "Stock Exchange MICEX"
Abbreviated brand name: CJSC "SE MICEX"
Location: Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13
Stock exchange license number: 077-07985-000001
Date of license issue: 15.09.2004
License validity term: till 15.09.2007
The body that issued the license: Federal Service for Financial Markets (FSFM)

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: Interregional commercial bank of communication and informatics development (open joint stock company)
Abbreviated brand name: OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str., 7
The number of General license for carrying out banking activity of credit institution: 1470
Date of issue: 15.11.2002
Validity term: unlimited license
Licensing body: Central Bank of Russian Federation

License number: The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity
Date of issue: December 28, 2004
Validity term: till December 28, 2007

Licensing body: Russia's FSFM

Basic functions of the intermediary (Underwriter) during placement:

The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SE MICEX". In particular, as per terms and conditions of this contract the Underwriter's functions are:

- Acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;

- Actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;

- Informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;

- Transfer of money received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;

- Other actions necessary to perform its obligations to float the Bonds, in compliance with Russian Federation legislation and the contract between the Issuer and the Underwriter.

The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

Registered on " 19 " October 2006

Russia's FSFM

(Name of registering body)

(Authorized person's signature)

(Registering body seal)

REPORT ON THE RESULTS OF THE SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand) rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1820-th day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 2002-nd day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 2184-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 2366-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 2548-th since the date of the issue bonds offering start, the method of placement - public offering.

State registration number of the securities issue

4 – 4 6 – 0 0 1 3 7 – A

Date of state registration of the securities issue

" 06 " June 2006

Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"

" 03 " October 2006 Minutes № 8

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

Contact phone: ***(8312) 33 20 47***

Fax: ***(8312) 30 67 68***

OJSC "VolgaTelecom" General Director ____________ S.V. Omelchenko

Date "____" ______________ 2006 LS

OJSC "VolgaTelecom" chief accountant ____________ N.I. Popkov

Date "____" ______________ 2006

This is to confirm the reliability and completeness of all information contained in this report on the results of the securities issue, as well as the issuer's carrying out of the requirements of information disclosure at the stages of the securities issue, on the results of the issue of which this report has been made up, as established by Russian Federation legislation and by the regulations of Federal Commission.

Financial consultant in the securities market: **Closed Joint Stock Company "ABK Investment Company"**, license of professional participant of the securities market for brokerage activity №178-03255-100000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period; license of professional participant of the securities market for dealer activity № 178-03343-010000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period.

CJSC "IC ABK" General director ____________ A.A. Kirsanov

Date "___" ______________ 2006 LS

1. Kind, category (type) of securities:
   Type of securities: ***bonds***
   Series: ***BT-4***
   Other identification features of the issue bonds:
   Interest bearing, inconvertible

Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – the Bonds).***

2. Form of securities

Certified (bearer bonds with obligatory central storage)

3. Method of securities placement
   Public offering

4. Actual period of securities placement

The date of actual start of the securities placement (the date of making the first civil contract of the security (securities) alienation): ***September 12, 2006***

The date of actual end of the securities placement (the date of making the last entry at the customer account (custody account) of the securities acquirer): ***September 12, 2006***

There was no pre-emptive right to the acquisition of the securities being placed.

The securities issue was not placed in tranches.

5. Face value of each valuable security

1 000 (One thousand) rubles.

6. The quantity of placed securities

The quantity of actually placed securities: ***3 000 000 (Three million) pieces***

Including the quantity of actually placed securities paid in:

By monetary resources in rubles: ***3 000 000 pieces***

By other property: ***0 pieces.***

Acquisition pre-emptive right is not stipulated.

7. Securities offering price (prices)

Offering price, rubles/foreign currency	The quantity of securities placed at the specified price, pieces
1000 rubles	***3 000 000 pieces***

8. Total amount of receipts for placed securities

a) The total amount (value) of assets in rubles (including monetary funds in rubles, the amount of foreign currency according to the exchange rate of Russian Federation Central Bank as of the time of payment, and the value of other assets (tangible and intangible assets) used as payment for the placed securities): ***3 000 000 000 rubles.***

b) The amount of monetary funds in rubles used as payment for the placed securities: ***3 000 000 000 rubles.***

c) The amount of foreign currency in terms of rubles according to the exchange rate of Russian Federation Central Bank as of the time of payment (credits to the issuer's or agent's bank account) used as payment for the placed securities: ***0 rubles.***

d) The value of other assets (tangible and intangible assets) in terms of rubles, used as payment for the placed securities: ***0 rubles.***

9. The percentage of securities, which if not placed, the issue (extra issue) of securities is considered aborted:

The percentage, which if it is not placed, makes the issue of securities aborted, is not established.

10. Percentage of placed and non-placed securities of the issue:

The percentage of placed securities makes 100% of the total quantity of the issue securities.

The percentage of non-placed securities makes 0% of the total quantity of the issue securities.

11. The issuer's large transactions, and also the issuer's related-party transactions made in the course of the securities placement:

a) In the course of the securities placement the Issuer did not make related-party transactions which as per the federal laws requirements called for their approval by the issuer's authorized management body.

b) In the course of the securities placement the issuer's large transactions, which as per the federal laws requirements called for their approval, were not made.

c) In the course of the securities placement the issuer's large transactions, which simultaneously were the issuer's related-party transactions, were not made.

12. Data about the persons (entities) registered in the issuer's shareholders register, and on the persons making up the structure of the issuer's management bodies:

The data are provided as of the date of the actual end of the securities placement (September 12, 2006).

a) Data about the persons (entities) in whose favor in the issuer's shareholders register there are registered the shares making up at least 2 percent of the issuer's charter capital with reference to participation share in the issuer's charter capital and/or ordinary shares making up at least 2 percent of the issuer's ordinary shares with reference to the percentage of the issuer's ordinary shares that they own:

1) Full brand name: ***Open Joint Stock Company "Investment Communication Company"***
This entity's share in the issuer's charter capital: ***38,00%***
The percentage of the issuer's ordinary shares belonging to this entity: ***50,67%***

2) Full brand name:
"ING Bank (Eurasia) CJSC" (Closed Joint Stock Company)
This entity's share in the issuer's charter capital: ***25,13%***
The percentage of the issuer's ordinary shares belonging to this entity: ***21,74%***

3) Full brand name:
Closed Joint Stock Company "Depositary – Clearing Company"
This entity's share in the issuer's charter capital: ***12,71%***
The percentage of the issuer's ordinary shares belonging to this entity: ***8,96%***

4) Full brand name:
Non-commercial partnership "National depositary center"
This entity's share in the issuer's charter capital: ***3,65%***
The percentage of the issuer's ordinary shares belonging to this entity: ***3,12%***

5) Full brand name:
Commercial bank "J.P. Morgan Bank International" (Limited Liability Company)

This entity's share in the issuer's charter capital: *2,72%*
The percentage of the issuer's ordinary shares belonging to this entity: ***2,84%***

6) Full brand name:
Closed Joint Stock Company Commercial bank "CITIBANK"
This entity's share in the issuer's charter capital: *2,94%*
The percentage of the issuer's ordinary shares belonging to this entity: ***2,85%***

The Issuer did not issue registered securities convertible into shares, including into ordinary shares.

b) Members of the Board of directors (supervisory council) of the joint-stock company – the issuer:

Kuznetsov Sergey Ivanovich

Post held in the issuer: ***Chairman of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Management board
OJSC "CenterTelecom"	Russian Federation, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors
OJSC "Rostelecom"	Russian Federation, 191002, Saint-Petersburg, Dostoevsky str., 15	Member of the Board of directors
OJSC "Sibirtelecom"	Russia, 630099, Novosibirsk city, M.Gorky str., 53	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Andreev Vladimir Alexandrovich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
State educational institution of Higher Professional education - the Volga State	443010, Samara city, Leo Tolstoy str., 23	Rector, head of a chair

Academy of Telecommunications and informatics		
Regional voluntary society "Academy of telecommunications and informatics"	443010, Samara city, Leo Tolstoy str., 23	President (without pay)
Povolzhie Association of engineers TELEINFO	443090, Samara city, Moskovskoe shosse, 77	Vice-President (without pay)

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Bulancha Sergey Anatolievich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
Federal agency of communication	Russian Federation, Moscow, Tverskaya str., 7	Deputy to CEO
OJSC "MMTC-9"	117485, Moscow, Butlerov str., 7	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Grigorieva Alla Borisovna

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the director - chief of the sector of Corporate Governance Department
OJSC "Uralsvyazinform"	Russian Federation, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***0,00061%***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Degtyarev Valeryi Victorovich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "Professional Telecommunications"	Russia, 113035, Moscow, Sadovnicheskaya str., 76/71, building 3	General director, member of the Board of directors
OJSC "Tetrasvyaz"	115054, Moscow, Bakhrushin str., 36/14, building 3	General director, member of the Board of directors
CJSC "Radiotel"	191196, Saint Petersburg, Bolshaya Morskaya str., 24	Member of the Board of directors
OJSC "Rostelecom"	Russian Federation, 191002, Saint-Petersburg, Dostoevsky str., 15	Member of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, GSP, Svetlanskaya str., 57	Member of the Board of directors
OJSC "CenterTelecom"	Russian Federation, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Enin Evgenyi Petrovich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
Non-Commercial Partnership "Russian institute of directors"	121099, Moscow, Krasnoi Presny str., 28, building 2	Deputy to the director
OJSC "Uralsvyazinform"	Russian Federation, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors
OJSC "STC"	Russian Federation, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Morozov Andrey Vladimirovich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
Moscow's representation office of "NCH Advisors, Inc."	109147, Moscow, Taganskaya str., 17/23, 6 floor	Chief of legal sector

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Omelchenko Sergey Valerievich

Post held in the issuer: ***General Director, Chairman of the Management board, Deputy to the Chairman of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "NCC"	Russian Federation, 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russian Federation, 460000, Orenburg city, Volodarsky str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, the Republic of Tatarstan, 420140, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-Commercial Partnership "Center of investigation of telecommunications development problems"	119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership Council

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Savchenko Victor Dmitrievich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Executive director – director of the Department of legal provision
OJSC "CenterTelecom"	Russian Federation, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors, member of the Management board
OJSC "MGTS"	Russia, 103051, Moscow, Petrovskyi boulevard, 12, building3	Member of the Board of directors
OJSC "Svyazintek"	119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Fedorov Oleg Romanovich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "United Financial Group"	Russia, 121069, Moscow, Povarskaya str., 10, building 1	Executive director of corporate finances department
Association for investors' rights protection	Russia, Moscow, 109004, Nikoloyamskaya str., 40/22	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Chernogorodskyi Sergey Valerievich

Post held in the issuer: ***Member of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Director of the Department of stock capital
OJSC "Uralsvyazinform"	Russian Federation, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

c) Members of collegial executive body of the join-stock company – the issuer:

Omelchenko Sergey Valerievich

Post held in the issuer: ***General Director, Chairman of the Management board, Deputy to the Chairman of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "NCC"	Russian Federation, 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russian Federation, 460000, Orenburg city, Volodarsky str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, the Republic of Tatarstan, 420140, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-Commercial Partnership "Center of investigation of telecommunications development problems"	119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership Council

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Astakhova Svetlana Leonidovna

Post held in the issuer: ***Deputy to the General Director of the joint-stock company – Personnel Director, member of the Management board.***

Posts held in other organizations: ***none.***

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Ganeeva Alla Albertovna

Post held in the issuer: ***member of the Management board***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Chief of sector of communication networks service of the Department of communication
CJSC "Novocom"	630099, Novosibirsk city, Oktyabrskaya str., 17	Member of the Auditing committee
OJSC "STC"	Russian Federation, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Auditing committee

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Dyakonov Mikhail Vasilievich

Post held in the issuer: ***Deputy to the General Director of the joint-stock company for capital construction, member of the Management board.***

Posts held in other organizations: ***none.***

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the

total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Ershov Oleg Vladimirovich

Post held in the issuer: ***Deputy to the General Director of the joint-stock company – Commercial director, member of the Management board.***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "RTCOM"	Russian Federation, 430031, Saransk town, Kosarev str., 15	Member of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, the Republic of Tatarstan, 420140, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Ketkov Alexander Yulievich

Post held in the issuer: ***Deputy to the General Director of the joint-stock company – Technical director, member of the Management board.***

Posts held in other organizations: ***none.***

Equity stake in the issuer's charter capital: ***none***
Equity stake of the issuer's ordinary shares: ***none***
Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kormilitsyna Lyudmila Alexeevna

Post held in the issuer: ***member of the Management board***

Posts held in other organizations:

Organization's name	Organization's location	Post held
OJSC "Svyazinvest"	119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the chief of sector of ensuring the activity of

		representatives of corporate governance department
OJSC "Central telegraph"	Russian Federation, 125375, Moscow, Tverskaya str., 7	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Petrov Mikhail Victorovich

Post held in the issuer: ***Deputy to the General Director of the joint-stock company, member of the Management board.***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "NCC"	Russian Federation, 603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi	General Director, member of the Board of directors
CJSC "RTCOM"	Russian Federation, 430031, Saransk town, Kosarev str., 15	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russian Federation, 460000, Orenburg city, Volodarskyi str., 11	Member of the Board of directors
CJSC "Ulyanovsk-GSM"	Russian Federation, 432980, Ulyanovsk city, L.Tolstoy str., 60	Chairman of the Board of directors
CJSC "Saratov – Mobile"	Russian Federation, 410600, Saratov city, Kiselev str., 40	Deputy to the Chairman of the Board of directors
CJSC "Narodnyi telephone Saratov"	Russian Federation, 410600, Saratov city, Kiselev str., 40	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Pozdnyakov Denis Vyacheslavovich

Post held in the issuer: ***First Deputy to the General Director of the joint-stock company for economics and finances, member of the Management board.***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "NCC"	Russian Federation, 603000, Nizhny Novgorod city, Maxim Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "RTCOM"	Russian Federation, 430031, Saransk town, Kosarev str., 15	Member of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Popkov Nikolai Ivanovich

Post held in the issuer: ***Chief accountant, member of the Management board.***

Posts held in other organizations: ***none.***

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

d) The person holding the post of (performing the functions of) single executive body of the joint-stock company – the issuer:

Omelchenko Sergey Valerievich

Post held in the issuer: ***General Director, Chairman of the Management board, Deputy to the Chairman of the Board of directors***

Posts held in other organizations:

Organization's name	Organization's location	Post held
CJSC "NCC"	Russian Federation, 603000, Nizhny Novgorod city, Maxim Gorky square, Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russian Federation, 460000, Orenburg city, Volodarsky str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russian Federation, the Republic of Tatarstan, 420140, Kazan city, Lomzhinskaya str., 20	Member of the Board of directors

	A	
Non-Commercial Partnership "Center of investigation of telecommunications development problems"	119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership Council

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Registered on "10" November 2005.
State registration number

4	4	5	0	0	1	3	7	A

Russia's FSFM
(name of registering body)

(authorized person's signature)

(registering body seal)

DECESION ON SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage to the number of 2 300 000 (Two million three hundred thousand) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, the bonds being placed by public offering.

Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"
"03" October 2005. Minutes № 8
On the basis of the resolution of the Board of directors of Open Joint Stock Company "VolgaTelecom" about the bonds placement
"03" October 2005. Minutes № 8

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
The issuer's mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
Contact phones: ***(8312) 33 20 47***
Fax: ***(8312) 30 67 68***

General Director of
Open Joint Stock Company "VolgaTelecom" ________________ S.V. Omelchenko

"03" October 2005. LS

The performance of obligations under the bonds of this issue is ensured by the guarantee in accordance with terms and conditions provided in this decision on the bonds issue.

The entity that provided the guarantee on the bonds:
Limited Liability Company "Volga-Finance"

General Director of
Limited Liability Company "Volga-Finance" ________________ N.M. Shuleshov
"03" October 2005. LS

1. Kind, category (type) of securities.
Type of securities: ***bonds***
Series: ***BT-3***
Other identification features of the issue bonds:
Interest bearing
Inconvertible
Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – the Bonds, BT-3 series Bonds***

2. Form of securities.
Certified (bearer bonds with obligatory central storage)

3. Instruction of obligatory central storage.
Obligatory central storage of the Bonds is stipulated.

The data about the depositary that will be carrying out central storage of the securities being placed:

Full and abbreviated brand name: ***Non-commercial Partnership "National Depositary Center", NDC***

Location: ***Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***

Number of the license for depositary activity execution: ***177-03431-000100***

Date of issue: ***4.12.2000***

Validity term: ***unlimited license***

The body that issued the license of professional participant of securities market for depositary activity execution: ***Russia's FCSM***

The issue of all the Bonds is executed in one certificate subject to obligatory central storage at Non-commercial Partnership "National Depositary Center" (hereinafter – "Depositary", "NDC").

The issue of individual certificates of the Bonds to the Bonds holders is not stipulated. The Bonds holders are not entitled to demand the issue of the certificate to them.

The record and certification of rights to the Bonds, the record and certification of transfer of the Bonds, including the cases of the Bonds' encumbrance with liabilities, are executed by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as – "Depositaries").

Proprietary rights to the Bonds are proved by custody accounts' extracts issued by the Depositary and Depositaries to the Bonds holders.

Proprietary right to the Bonds passes to the new holder of the Bonds at the moment of making the respective entry of receipt in respect of the custody account of the Bonds acquirer with the Depositary and Depositaries.

The Bonds shall be written off from custody accounts during retirement after the Issuer performs all obligations to the Bonds owners as regards payment of the yield and face value of Bonds.

The certificate of Bonds shall be retired after all the Bonds have been written off from custody accounts.

The procedure of record maintenance and the lapse of rights to certified issuing securities with obligatory central storage are governed by the Federal Law № 39-39-ФЗ of 22.04.96 "On securities market" as well as by other regulations of federal body of executive authority for securities market and by internal documents of Depositaries.

According to Law "On securities market":

In case of keeping the certificates of bearer certified securities and/or record maintenance of rights to such securities with a depositary, the right to bearer certified security passes to the acquirer at the

moment of making an entry of receipt in respect of the custody account of the acquirer. The rights vested by the issuing security shall pass to its acquirer since the moment of the lapse of rights to such security.

In case of keeping the certificates of certified issuing securities with a depositary, the rights vested by the securities shall be exercised on the basis of certificates presented by such depositaries on the basis of instructions given by depositary contracts of the owners, a list of such owners being attached. In such a case, the Issuer shall ensure the exercising of the rights under the bearer securities of the person stated in such a list.

Should the data on the new owner of such security fail to be provided to the Depositary of the Bonds issue or to the nominee holder of the Bonds by the moment of making up the List of owners and/or nominee holders of the Bonds for the performance of the Issuer's obligations under the Bonds, then the performance of obligations towards the owner included in the List of owners and/or nominee holders of the Bonds shall be considered as due and proper. The responsibility for timely notification shall rest with the acquirer of the Bonds.

In accordance with the Provision on depositary activity in RF, approved by the Resolution of Russia's FCSM of October 16, 1997 № 36:

The depositary shall ensure keeping of securities and/or record of rights to securities of each client (depositor) separately from securities of other clients (depositors) of the depositary, among other things, through opening a separate custody account for each client (depositor).

Entries made by the Depositary concerning rights to securities certify the rights to securities, unless otherwise is established judicially.

The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the Provision on depositary activity, other standard legal acts and the depositary contract, serve as the ground for making such entries.

The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- *instruction of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;*
- *in case of the lapse of the right to securities otherwise than as a result of civil-commitment transactions – documents confirming the lapse of rights to securities in compliance with the active laws and other standard legal acts.*

The Depositary must register facts of clients' (depositors') securities encumbrance with a pledge or other rights of third parties according to the procedure stipulated by the depositary contract.

The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred since the moment when the Depositary makes the relevant entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to other proof.

In case of change of active legislation and/or other regulatory legal acts of federal body of executive authority for securities market, the procedure of record maintenance and the lapse of rights to the Bonds shall take into account the changed requirements of the legislation and/or regulations of federal body of executive authority for securities market.

4. Face value of each security of the issue

1 000 (One thousand) rubles.

5. Quantity of the issue securities
2 300 000 (Two million three hundred thousand) pieces.
It is not expected that the Bonds issue will be floated in tranches.

6. Total quantity of securities of this issue that have been floated earlier
There are no earlier floated securities of the issue.

7. Rights of an owner of the each of the securities of the issue

7.1. *Not specified for this type of securities.*

7.2. *Not specified for this type of securities.*

7.3.

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum. The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".

Location: ***603053, RF, Nizhny Novgorod city, Lesnaya str., 8.***
Mail address: ***603000, RF, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***
Taxpayer Identification Number: ***5256054967***

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

7.4. *Not specified for this type of securities.*

7.5. *The securities being floated are inconvertible.*

8. Terms and conditions and the procedure of the issue securities placement

8.1. Method of securities placement:
Public offering.

8.2. The time period of securities placement:

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the securities Offering memorandum (hereinafter – "Communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

The date of the placement end or the procedure of its determination:

The date of the placement end is an earlier one of the following dates:

a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;

b) The date of placement of the last Bond of the issue.

Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

8.3. The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (II) and item 9.2. (II) of the securities Offering memorandum.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds of this issue will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.

The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.

The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- Purchase price;

- the quantity of the Bonds;

- the amount of interest rate for the first coupon;

- other characteristics in accordance with the Rules of tenders holding of the Exchange.

The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price.

The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to two hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item

8.4. of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- the amount of the interest rate established for the first coupon;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed:

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:

The Bonds floated via the trade organizer are placed by the Depositary or other depositary being a depositor in relation to the Depositary to the Bonds buyers' custody accounts on the date of making purchase and sale operation.

The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization servicing the settlements

under the transactions executed in the course of the Bonds placement via the trade organizer at securities market. The floated Bonds are placed by the Depositary at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade organizer at securities market, stock exchange including:

Full brand name: ***Closed Joint Stock Company "Stock Exchange MICEX"***
Abbreviated brand name: ***CJSC "SEx MICEX"***
Location: ***Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13***
Stock exchange license number: ***077-07985-000001***
Date of license issue: ***15.09.2004***
License validity term: ***till 15.09.2007***
The body that issued the license: ***Federal Service for Financial Markets (FSFM)***

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: ***Interregional commercial bank of communication and informatics development (open joint stock company)***
Abbreviated brand name: ***OJSC JSCB "Svyaz-Bank"***
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
The number of General license for carrying out banking activity of credit institution: ***1470***
Date of issue: ***15.11.2002***
Validity term: ***unlimited license***
Licensing body: ***Central Bank of Russian Federation***

License number: ***The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity***
Date of issue: ***December 28, 2004***
Validity term: ***till December 28, 2007***
Licensing body: ***Russia's FSFM***

Basic functions of the intermediary (Underwriter) during placement:

The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SEx MICEX". In particular as per terms and conditions of this contract the Underwriter's functions are:

- acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;

- Actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;

- informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;

- transfer of money received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;

- Other actions necessary to perform its obligations to float the Bonds, in compliance with RF legislation and the contract between the Issuer and the Underwriter.

The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

8.4. Price (prices) or procedure of determining offering price of the securities

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

*ACY = Nom * C * ((T - T0)/ 365)/ 100%*
Where:
ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

8.5. Procedure of exercising the pre-emptive right to acquire the securities being placed
Pre-emptive right to acquire the securities being placed is not stipulated.

8.6. Terms and conditions and procedure of payment for the securities

Form of payment for the securities being placed:
The Bonds are paid for by monetary means in Russian Federation currency by non-cash method.
The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:
Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via MICEX Clearing House.
Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).
The requisites of accounts where the money for the issue securities payment should be transferred to:
Account name *Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"*
Account number: *30401810800100000752*
Credit institution:
Full name: *Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"*
Abbreviated name: *NCI CJSC "CH MICEX"*
Location: *Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8*
Mail address: *Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8*
BIC: *044583505*

Correspondent account: *30105810100000000505*

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.
When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used the money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.
The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

8.7. Share, which, if not floated, makes the issue (extra issue) of securities invalid, and procedure of repaying the funds transferred as payment for the securities of the issue (extra issue), if it is considered invalid.

The percentage, which, if it is not floated, makes the issue of securities invalid, is not established.

9. Terms and conditions of retirement and payment of yield under Bonds

9.1. The form of the Bonds retirement

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

9.2. Procedure and terms and conditions of the Bonds retirement, including the time period of repayment

The time period of the issue Bonds retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.
If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or

any other compensation for such a delay in payment.
The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

Procedure and other terms and conditions of the Bonds retirement:

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value.
The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN)of the Bonds' owner;*
- *taxable status of the Bond's owner;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").
The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.
In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.
In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the

entity (person) authorized to receive repayment sums on the Bonds is the owner.
Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:
a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of The Bonds nominee holder authorized to receive the repayment sums on the Bonds;
c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;
d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:
- Account number;
- The bank's name where the account is established;
- The bank's correspondent account where the account is established;
- The bank's identification code and the bank's TIN where the account is established.
e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;
f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.
The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.
In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.
On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

There are no other terms and conditions of the Bonds acquisition.

9.3. The procedure of determination of yield due under each Bond

Coupon (interest) period		Size of coupon (interest) yield
Start date	**End date**	

1. Coupon: First

Start date of the issue Bonds placement.	*The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.*	*The size of coupon yield for each coupon is calculated by the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *Where,* *j - serial number of coupon period, j=1, 2, ...9, 10;* *Kj - the size of coupon yield for each Bond (rubles);* *Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles);* *Cj - the size of the interest rate of the j-th coupon, in per cent annual;* *T(j -1) - the start date of the j-th coupon period;* *T(j) - the end date of the j-th coupon period.* *The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).* *The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.*

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the*

		securities Offering memorandum.

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.	***The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.***

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.	***The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the fourth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.***

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.	***The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.***

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.	***The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.***

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds	***The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the***	***The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.***

placement.	*issue Bonds placement.*	*The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

9. Coupon: Ninth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.	*The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.	*The 1 820-th (One thousand eight hundred twentieth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

If the date of coupon yield payment for any of the ten coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.

On any day between the start date of the placement and the retirement date of the Bonds of this issue the size of accrued coupon yield (ACY) is calculated as per the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%),
Where:
j - serial number of coupon period, j=1,2,...9, 10;
Nom – unpaid part of the face value of one Bond as of the date of ACY calculation (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;

T – current date;
T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

9.3.1. The procedure of determining interest rates for the Bonds coupons:

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon.

3) Simultaneously with determination of the Bonds placement start date the Issuer may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...9). In case if the Issuer has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was made about the acquisition of the Bonds by the demand of their owners:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.*

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),..,10), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the date of payment of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons).
The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds upon the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period in case if the Issuer determines the rate of only one the i-th coupon, I=k).

The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

9.3.2. The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days;

- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.

This communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest (coupon) size.

9.4. The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

Procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		Time period (date) of coupon (interest) yield payment	The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment
Start date	End date		

1. Coupon: First

The date of the Bonds placement start.	*The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.*	*The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.* *The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than 7 (Seven) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the list of owners and Holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of

the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment"). The performance of obligations towards the owner being such as of the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.

In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the paying agent with the list of owners and Holders of the Bonds drawn up as of the Date of making the list of owners and Holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc). *The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.* *Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.* *Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.* *On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.* *The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.*

2. *Coupon:* Second

The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.*	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: ***The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.***			

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.	***The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.***	***The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.***			

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.***	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.			

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.***	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.			

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.***	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	
The procedure of coupon (interest) yield payment: *The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The sixth coupon yield payment is made simultaneously with the repayment of the first 20 (twenty) per cent of the issue Bonds face value.*			

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.	*The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.*	*The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment.* *The seventh coupon yield payment is made simultaneously with the repayment of the second 20 (twenty) per cent of the issue Bonds face value.*			

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the	*The 1 456-th (One thousand four hundred fifty sixth) day since the date*	*The 1 456-th (One thousand four hundred fifty sixth) day since the date of*	*The Bonds yield payment is made in favor of the Bonds owners being such as*

date of the Bonds placement start.	*of the Bonds placement start.*	*the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment. The eighth coupon yield payment is made simultaneously with the repayment of the third 20 (twenty) per cent of the issue Bonds face value.			

9. Coupon: Ninth

The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.	*The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.*	*The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the ninth coupon yield payment is similar to the procedure of the first			

coupon yield payment. *The ninth coupon yield payment is made simultaneously with the repayment of the fourth 20 (twenty) per cent of the issue Bonds face value.*

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.*	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.* *The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The tenth coupon yield payment is made simultaneously with the repayment of the fifth 20 (twenty) per cent of the issue Bonds face value.*			

9.5. Capability, terms and conditions of the bonds early redemption

The capability of the Bonds early redemption by the Issuer is not stipulated.

9.6. Information about the bonds paying agents

Retirement and payment of the bonds yield is made by the Issuer with the involvement of a paying agent.

Full brand name: ***Interregional commercial bank of communication and informatics development (open joint stock company)***

Abbreviated brand name: ***OJSC JSCB "Svyaz-Bank"***

Location: ***Russia, 125375, Moscow, Tverskaya str., 7***

The number of General license for carrying out banking activity of credit institution: ***1470***

Date of issue: ***15.11.2002***

Validity term: ***unlimited license***

Licensing body: ***Central Bank of Russian Federation***

License number: ***The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity***
Date of issue: ***December 28, 2004***
Validity term: ***till December 28, 2007***
Licensing body: ***Russia's FSFM***

The functions of the paying agent:

- ***To pay money, on behalf of, at the expense of and on the instructions of the Issuer, to the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds – to the Bonds owners and/or the Bonds Holders – in the amount, within the time period and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum. Any payments of money under the Bonds are made by the Paying agent only provided that the Issuer has transferred the money to the Issuer's account established with the Paying agent in the amount sufficient for making such payments.***
- ***To calculate the amounts of money due to payment to each of the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum.***
- ***To provide the Issuer with written reports about made payments under the Bonds as per the procedure and within the time period set forth by the contract concluded by and between the Issuer and the Paying agent.***
- ***To provide the owners and/or Holders of the Bonds with the information about the size, time period and terms and conditions of the Bonds coupon yield payment, and also about the dates and terms and conditions of the retirement of the appropriate portions of the Bonds face value.***
- ***To keep confidential the information obtained by the Paying agent in connection with the performance of its duties, if this information is not publicly available and is not subject to disclosure in accordance with Russian Federation statutory regulations.***

The Issuer may appoint other paying agents and cancel such appointments. Official communication of the Issuer about the appointment of additional paying agents and cancellation of such appointments is published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

9.7. Information about the bonds owners actions and the procedure of information disclosure in case of the bonds default

The Issuer's non-performance of the Bonds obligations is a material violation of terms and conditions of concluded credit contract (default) in case of:

- ***Delay in performance of obligation to pay the next Bonds interest (coupon) for the period over 7 (seven) days or the refusal to perform the said obligation;***
- ***Delay in performance of obligation to pay the Bonds principal debt amount for the period over 30 (thirty) days or the refusal to perform the said obligation.***

The performance of the related obligations with a delay, however within the above stated time periods, is a technical default.

Sanctions imposed on the issuer in case of the issuer's non-performance, improper performance of the bonds obligations:

In case of the Issuer's non-performance or improper performance of the Bonds obligations the penal sanctions applicable to the Issuer are defined by current legislation.

The procedure of applying a claim to the issuer, the persons (entities) bearing joint and several or subsidiary responsibility for the issuer's obligations in case of the issuer's non-performance or improper performance of the bonds obligations:

In case of the Issuer's non-performance or partial performance of obligations of payment (retirement) of portions of the Bonds face value and/or the Bonds coupon yield payment, the Bonds owners have the right to claim from the Guarantor to pay the appropriate part of the Bonds face value and/or accrued coupon yield amount.

To exercise its rights to the Bonds guarantee the Bonds owner or the Bonds Holder on the instructions of the Bonds owner, as set forth in the contract between the owner and the Bonds Holder, takes the following actions:

1) Submits to the Depositary the instructions for the transfer of the Bonds due to retirement and/or for coupon yield payment in the section of its custody account designated for blocking the Bonds for payment (retirement) of the appropriate part of the Bonds face value and/or coupon yield payment, and provides the Guarantor with written claim about retirement and/or the Bonds coupon yield payment, indicating the following information:

- full name of the person (entity) authorized to receive the retirement sums and/or the Bonds coupon yield.

In case if the Bonds are transferred by the owner to the Bonds Holder and the Bonds Holder is authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, the full name of the Bonds Holder is to be indicated.

In case if the Bonds have not been transferred to the Bonds Holder and/or the Bonds Holder is not authorized by the owner to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, full name of the Bonds owner (the owner's surname, name and patronymic name – for a natural person) is to be indicated;

- the quantity and the requisites (kind, series, the date and the number of state registration) of the Bonds accounted at the custody account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield;

- location and the mail address of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- the name and the requisites of the bank account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (the account's number; the bank's name where the account is established; the bank's correspondent account where the account is established; bank identification code where the account is established);

- taxpayer identification number (TIN) of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- taxable status of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.);

- the essentials of the Issuer's non-performed obligations:

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the principal debt when repaying the first, the second, the third, the fourth or the fifth portions of the bonds face value";

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the coupon yield in the form of interest of the appropriate portion of the Bonds face value".

Obligations performance claim should be submitted to the Guarantor not later than 90 (Ninety) days since the day of occurrence of the related time period of the Issuer's obligations performance towards the Bonds owner forwarding this obligations performance claim.

The said claim should have attached the Depositary's report about the operations at the custody account of the owner or the Bonds Holder about the transfer of the Bonds to section of the custody account designated for the Bonds blocking for the payment (retirement) of the appropriate part of the Bonds face value and/or the coupon yield payment.

The claim laid by the owner being a legal entity or by the Bonds Holder on the instructions of the owner should be signed by executive head and chief accountant and affixed by the seal of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield. If the person laying the claim is a natural person, then this claim is signed by this person, herewith his signature is subject to notarization.

The claim is submitted to the Guarantor at its location or is sent to the mail address of the Guarantor by registered letter, courier mail or express mail.

2) The Guarantor within 5 (Five) days after the receipt of the said claim checks it for the compliance with terms and conditions of the Decision on the securities issue and Russian Federation legislation. In case of non-compliance of the essentials of the claim with terms and conditions of the Decision on the securities issue and/or Russian Federation legislation, the Guarantor has the right to refuse to meet the claim. In case, if the quantity of the Bonds stated in the claim is bigger than the quantity of the Bonds stated in the relevant Depositary's report about custody account operations, then the claim is met for the part of the Bonds quantity stated in the Depositary's report about custody account operations. In case, if the Bonds quantity stated in the claim is smaller than the bonds quantity stated in the relevant Depositary's report about custody account operations, then the claim is met for the part of the Bonds quantity stated in the claim. The Guarantor sends the refusal to meet the claim within two business days after the end of the time period set forth by this item for checking the claim's compliance with terms and conditions of the Decision on the securities issue and Russian Federation legislation.

3) The claim complying with terms and conditions of the Decision on the securities issue and Russian Federation legislation is met by the Guarantor within 10 (ten) days after its receipt by transferring the appropriate portion of the face value of the relevant quantity of the Bonds and/or coupon yield amount to the bank accounts of persons (entities) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield.

The Bonds acquisition means conclusion by the Bonds acquirer of the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in this section. Since the time of occurrence with the first owner of the rights to the Bonds, the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in this section, is considered to be concluded. Herewith the written form of the contract is considered to be observed. With the lapse of rights to the Bonds the acquirer is transferred the rights resulting from such guarantee, in the same volume and on the same terms and conditions that exist on the time of the lapse of the rights to the Bonds.

This guarantee becomes effective since the time of occurrence with the first owners of the Bonds of the rights to these Bonds and is valid till the Issuer's and/or Guarantor's full performance of obligations to pay (repay) all parts of the face value and to pay the Bonds coupon yield.

The Guarantor, who performed the obligations for the Issuer as regards the payment (retirement) of the appropriate portion of the face value and/or the Bonds coupon yield payment as

per the procedure and terms and conditions stipulated by this section, is transferred the rights of the creditor for these obligations in the volume in which the Guarantor has met the claims of the owners and the Bonds Holders authorized to receive the retirement sum of the appropriate part of the Bonds face value and/or the Bonds coupon yield. Herewith, the documents confirming the creditor's rights are the register of claims laid to the Guarantor and the documents confirming the transfer of funds by the Guarantor in return of the appropriate part of the Bonds face value and/or the Bonds coupon yield.

The procedure of filing a suit to a court or arbitration court (jurisdiction and limitation period):

In case of the Issuer's non-performance of the Bonds obligations or of delay of performance of the related obligations (default) The Bonds owners may apply to the court (arbitration court or regular court) with the Issuer suit with the claim to repay the Bonds and/or to pay the yield provided by them, and also to pay the interest for untimely retirement of the Bonds in accordance with clauses 395 and 811 of Russian Federation Civil Code.

Total duration of limitation period as per clause 196 of Russian Federation Civil Code is set to be three years. In accordance with clause 200 of Russian Federation Civil Code running of the time period of the limitation period starts since the day when the person (entity) has learnt or should learn about the violation of its right.

The jurisdiction of civil cases to the courts is established by clause 22 of Russian Federation Civil judicial practice code. As per this clause regular courts preside and adjudicate adversary proceedings with participation of individuals, entities, governmental authorities, organs of local self-government about the protection of violated or disputed rights, liberties and legitimate interests under the disputes resulting from civil, labor, housing, land, environmental and other legal relations.

The jurisdiction of cases to arbitration court is established by clause 27 of Russian Federation Arbitration judicial practice code. In accordance with the said clause the arbitration court preside and adjudicate the cases of economic disputes and other cases related to entrepreneurial and other economic activities. The arbitration courts resolve economic disputes and try other cases with participation of organizations being legal entities, individuals carrying out entrepreneurial activity without forming a legal entity and having the status of an individual entrepreneur acquired as per the procedure established by law, and in cases provided by the code and other federal laws with participation of Russian Federation, subjects of Russian Federation, municipal formations, government agencies, organs of local self-government, other organs, office holders of formations not having the status of a legal entity and individuals not having the status of an individual entrepreneur.

The procedure of disclosing the information about non-performance or improper performance of obligations to repay and/or to pay the bonds yield:

The Issuer publishes the communication about the Bonds default during the time period not later than 5 (Five) days since the date of default occurrence on the news wire and at the web site in the Internet at: http://www.vt.ru The information should include the following:

- *The volume of non-performed obligations;*
- *The reason of obligations non-performance;*
- *Recitation of potential actions of the Bonds owners to meet their claims.*

The communication about the performance or the delay in the Issuer's performance of obligations to pay (retire) of the appropriate part of the Bond face value is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" as per the procedure and within the following time period since the date when the related obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

The communication about performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is published in the form of communication about material facts "Data on accrued and (or) paid yield on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the related obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

10. Information about the bonds acquisition

Terms and conditions, and the procedure of the bonds acquisition:
The capability of the Bonds acquisition by the Issuer upon demand of their owner (s), and also under the agreement with their owner (s) with the possibility of their further circulation till the repayment date expiry is provided for.

I. Capability, procedure and terms and conditions of the issue bonds acquisition by the issuer upon the demand of their owners:

In case if after determining coupons' interest rates (in accordance with the above sub-items) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only of one i-th coupon, then i=k). The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution was passed to acquire the Bonds upon the demand of their owners:

- *On the news wire – not later than 1 (one) day;*
- *At the Issuer's web site in the Internet at: www.vt.ru – not later than 3 (Three) days.*

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the last 5 (Five) days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition and the procedure of its determination:

The date of the Bonds Acquisition upon the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition upon the demand of the Bonds owners:
1) The Bonds owner being a Participant of competitive tendering of Closed Joint Stock Company "Stock Exchange MICEX" (hereinafter "competitive tendering Participant" and "Exchange" correspondingly) is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs him to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) (hereinafter – "Agent") by registered letter a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").

The Notification should express the intent to sell to the Issuer the issuer's Bonds of this issue, and also contain the following information:

- Full name of the Bonds Holder;

- Full name of the Bonds owner (in case if the Bonds Holder –Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);

- State registration number and the date of state registration of the Bonds;

- The quantity of the Bonds offered for sale (in digits and in words).

The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.

The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation code T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.

The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.
The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.
In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade organizer at securities market via which the Issuer will conclude the Bonds acquisition

transactions.
In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.
The specified information will include:
- Full and abbreviated name of the trade organizer at securities market,
- Its location,
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the rules of the trade organizer.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the stated time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):
The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value in accordance with item 9.1.2.(II)Б) of the securities Offering memorandum. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.
Procedure of the issuer's disclosure of information about the bonds acquisition:
The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k)when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- The size of the Bonds coupon for the appropriate coupon period;
- The price at which the Issuer takes upon itself to acquire the Bonds under the demand of the Bonds owners;
- The procedure of the Bonds acquisition;
- The quantity of the Bonds being acquired (equal to 100% of the placed Bonds of the issue);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;

- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.
Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:
The Issuer's Board of directors in accordance with the Issuer's Charter may pass individual resolutions about the Bonds acquisition. Such resolution is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.
Time period of the bonds acquisition or the procedure of its determination:
The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate resolution of the Issuer's authorized body.
The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.
Procedure of the issuer's disclosure of information about the bonds acquisition:
Communication to the Bonds owners about the resolution adopted by the Issuer's authorized body about the Bonds acquisition under the agreement with their owners should be published by the Issuer within 5 (Five) days since the date of the Issuer's adoption of the appropriate resolution, but not later than 5 (Five) business days prior to the start of the time period of the Bonds acquisition as per the following procedure:

- ***On the news wire;***
- ***At the web site in the Internet at: http://www.vt.ru;***

The communication should include the following information:

- ***The date of passing the resolution about the Bonds acquisition;***
- ***The Bonds identification features, state registration number and the date of state registration of the Bonds issue;***
- ***Quantity of the Bonds being acquired;***
- ***The start date of the Bonds acquisition by the Issuer;***
- ***The end date of the Bonds acquisition;***
- ***The Bonds acquisition price or the procedure of its determination;***
- ***The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.***

Communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- ***On the news wire – not later than 1 (one) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.***

The communication is also to be published in Supplement to "Russia's FSFM Herald".
Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds. Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

There are no other terms and conditions of the Bonds acquisition.

11. Procedure of the issuer's disclosure of information about the issue (additional issue) of securities in accordance with Russian Federation legislation and the Standards of securities issue and registration of securities offering memoranda

The Issuer discloses the information about the Bonds issue in accordance with the requirements set forth by Federal law "On securities market", the Standards of securities issue and registration of securities offering memoranda approved by Russia's FSFM Order № 05-4/пз-н of 16.03.2005 and by the Provision about the disclosure of information by the issuers of issuing securities approved by Russia's FSFM Order № 05-5/пз-н of 16.03.2005 (hereinafter - Provision). In case of change of Russian Federation legislation regulating the procedure and the time period of information disclosure by the issuers of issuing securities, the Issuer will be governed by the legislation effective at the time of information disclosure.

a) Communication about the adoption of the Issuer's authorized body of the resolution about the Bonds placement should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

b) Communication about the approval by the Issuer's authorized body of the Decision on the securities issue should be published by the Issuer in the form of communication about material fact "Data about adopting the decision by the Issuer's authorized body about the securities issue" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

c) Communication about state registration of the Bonds issue and the procedure of accessing the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice of the registering authority about state registration of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Within the time period of not over than 3 (Three) days since the Issuer's receipt of written notice of the registering authority about state registration of the securities issue the Issuer is to publish the text of registered securities Offering memorandum at the web site in the Internet at http://www.vt.ru.
The text of registered securities Offering memorandum will be available in the Internet since the date of its publishing till the expiry of at least 6 months since the date of publishing the registered Report on the results of the securities issue in the Internet.

d) The Issuer ensures the access to the information contained in registered Decision on the securities issue and the securities Offering memorandum by providing all interested parties with the capability to get familiarized with the copies of registered Decision on the securities issue and the securities Offering memorandum and to get the copies of the specified documents at the following addresses:
OJSC "VolgaTelecom"
Location: Russian Federation, *603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*
Phone: *(831-2) 33-20-47, fax*
Fax: (831-2) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: *Russia, 125375, Moscow, Tverskaya str., 7*
Phone: (095) 771-32-60
Fax: (095) 975-24-66
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not over 7 (Seven) days since the date of the request presentation.

e) The Issuer is to publish the communication about the start date of the Bonds placement as per the following procedure and within the time period:
- *On the news wire – not later than 5 (Five) days prior to the start date of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the start date of the Bonds placement.*

f) In case if the Issuer makes the decision about the change of the start date of the Bonds placement and the information about that date was disclosed as per the procedure set forth above, the Issuer is to publish the communication about the change of the start date of the Bonds placement on the news wire and at the web site in the Internet at: http://www.vt.ru not later than 1 (One) day prior to such date occurrence.

g) The communication about adoption by the Issuer's authorized body of the decision on determination of the rate for the first coupon of the Bonds is to be published by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and the time period since the date of the appropriate rate determination:
- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

h) In case if the Issuer makes a decision about introducing changes and/or addenda to the securities Offering memorandum and/or in case if the Issuer receives a written request (instructions,

definition) of the government agency authorized as per Russian Federation legislation to take decision on the suspense of securities placement (hereinafter – authorized government agency), the Issuer is obliged to suspend the Bonds placement and to publish the communication about the Bonds placement suspense.

The communication about the bonds placement suspense should be published by the Issuer within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about introducing changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum, or since the date of the Issuer's receipt of the written request (instructions, definition) of the authorized government agency about the Bonds placement suspense:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

i) After registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum, adopting the decision about refusal of registration of such changes and/or addenda or the receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense) the Issuer is obliged to publish the communication about the Bonds placement resumption.

The communication about the Bonds placement resumption should be published by the Issuer within the following time period since the date of the receipt of the notice of the registering body about the registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum or adopting of the decision about refusal of registration of such changes and/or addenda, or since the date of the Issuer's receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense):

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Herewith, the publishing in the Internet and also in printing mass medium is made only after the publication on the news wire.

Additionally the Issuer is to send the appropriate communication to the registering body.

The Bonds placement resumption prior to publishing the communication about the Bonds placement resumption in a periodical is not allowed.

j) The communication about the Bonds placement completion should be published within the following time period since the last day of the placement period set forth by the Decision on the securities issue, and in case when all the Bonds are placed before this period expiry – since the date of placement of the last Bond of the issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

k) The communication about state registration of the Report on the results of the securities issue should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the

date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Within the time period not over than 3 (Three) days since the date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the securities issue the Issuer is to publish the text of registered Report on the results of the securities issue at the web site in the Internet at: http://www.vt.ru.

The text of registered Report on the results of the securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.

The Issuer ensures the access to the information contained in registered Report on the results of the securities issue by providing all interested parties with the capability to get familiarize with the copies of registered Report on the results of the securities issue and to get its copy at the following addresses:

OJSC "VolgaTelecom"
Location: Russian Federation, ***603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi***
Phone: ***(831-2) 33-20-47, fax***
Fax: ***(831-2) 30-67-68***

OJSC JSCB "Svyaz-Bank"
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
Phone: (095) 771-32-60
Fax: (095) 975-24-66

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not over 7 (Seven) days since the date of the request presentation.

l) In case the issue is recognized as failed or invalid the Issuer is to publish the information in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice (definition, decision) of the authorized state body on the acknowledgement of the securities issue as failed or invalid:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

m) The information about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and within the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of appropriate coupons) under the Bonds was passed:

- *On the news wire – not later than 1 (One) day,*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

n) The communication about the Issuer's adopted resolution to acquire the Bonds, including the information about serial numbers of coupons the interest rate for which is determined to be equal to the interest rate for the first coupon, and also the serial number of coupon period (i) when the Bonds owners may demand the Issuer's Bonds acquisition should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition by the demand of their owners was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

o) The communication about the Issuer's adopted resolution to acquire the Bonds, including the information about serial numbers of coupons the interest rate of which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition by the demand of their owners was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.*

p) The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

q) The communication about the Bonds default is to be published by the Issuer within the time period not later than 5 (Five) days since the time of default occurrence on the news wire ant at the web site in the Internet at: http://www.vt.ru, the information includes the following:

- *The volume of non-performed obligations;*
- *The reason of obligations non-performance;*
- *Recitation of potential actions of the Bonds owners to meet their claims.*

r) The communication about the performance or delay in the Issuer's performance of obligations to pay (repay) the appropriate part of the Bonds face value is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

s) The communication about the performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is to be published in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the

issuer's performance of obligations to securities holders" within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

t) The communication to the Bonds owners about the Issuer's authorized body adopted decision about the Bonds acquisition under the agreement with their owners should be published within 5 (five) days since the date of the Issuer's adoption of the appropriate decision, but not later than 5 (Five) business days prior the start date of the Bonds acquisition as per the following procedure:

- *On the news wire*
- *At the web site in the Internet at: http://www.vt.ru;*

The communication should include the following information:

- *The date of passing the resolution about the Bonds acquisition;*
- *The Bonds identification features, state registration number and the date of state registration of the Bonds issue;*
- *Quantity of the Bonds being acquired;*
- *The start date of the Bonds acquisition by the Issuer;*
- *The end date of the Bonds acquisition;*
- *The Bonds acquisition price or the procedure of its determination;*
- *The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.*

u) In case of occurrence of other material facts affecting the Issuer's financial-economic activity the information about such facts will be published by the Issuer in accordance with Russian Federation legislation effective at the time of the appropriate material fact occurrence.

v) The Issuer's official communication about the appointment of additional paying agents and about cancellation of such appointments is to be published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

w) In case of change of data about the entity that provided the guarantee under the issue Bonds, and also in case of change of terms and conditions of the guarantee provision for the Bonds obligations performance by the reasons that are out of control of the Issuer or the Bonds owners, including on account of reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- *On the news wire – within 5 (five) days;*
- *At the web site in the Internet at: http://www.vt.ru – after publishing the communication on the news wire.*

x) In case of availability of data that may materially affect the Issuer's securities cost (listed in Section 8.6 of the Provision) the information about them is to be disclosed by the Issuer within the following time period since the time of the related event occurrence:

- *On the news wire – not later than 1 day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 days.*

The disclosed information should be available during for at least 6 months since the date of its publishing in the Internet.

Prior to sending the communication to an information agency for posting on the news wire this communication is to be sent to the trade Organizer at securities market.

Any information that may materially affect the cost of publicly offered and/or being in public circulation securities of the Issuer should be published by the Issuer on the news wire prior to its disclosure by other methods.

The copy of communication being sent by the Issuer to the information agency for posting on the news wire during the same day is to be sent to the authorized registering body, its authority being to register the issue of the Issuer's securities, by mail or by other method in accordance with the legislation' s requirements.

Communications about material facts and data that may materially affect the cost of the Issuer's securities should be sent by the Issuer to the registering body within the time period not more than 5 days since the time of the specified fact occurrence. The text of communication about material fact should be available at the web site in the Internet during for at least 6 months since the date of its publishing.

12. Data on ensuring the performance of obligations under the issue bonds

12.1. Data on the entity providing guarantee of the bonds obligations performance

Full brand name: *Limited Liability Company "Volga-Finance"*
Abbreviated brand name: *LLC "Volga-Finance"*
Security's location: *603053, RF, Nizhny Novgorod city, Lesnaya str., 8.*
The date of the security's state registration: *24.08.2005*
Basic state registration number: *1055227077245*

There should be indication to availability (lack of) with the entity providing the guarantee under the bonds or taking upon itself by the entity providing the guarantee under the bonds of the duty to disclose the information about its financial-economic activity, including in the form of quarterly report and communications about material facts (events, actions) affecting financial-economic activity. *There is no duty to disclose the information.*

12.2. Conditions of ensuring the bonds obligations performance

Kind of guarantee (method of provided guarantee): *Surety*

The amount of guarantee (rubles): *2 300 000 000 (Two billion three hundred million) rubles, and also total coupon yield under 2 300 000 (Two million three hundred thousand) Bonds.*

Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER

of providing guarantee in the form of surety for the purposes of BT-3 series bonds issue

Nizhny Novgorod city *September 29, 2005*

1. Terms and definitions.

1.1. The "Offer" – this OFFER.
1.2. The "Company" – Limited Liability Company "Volga-Finance".
1.3. The "Bonds" – interest bearing certified bearer bonds to the number of 2 300 000 (Two million three hundred thousand) pieces of the face value of 1 000 (One thousand) rubles each,

being issued by the Issuer in accordance with the Issuing Documents.
1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.
1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".
1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).
1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.
1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.
1.9. "Ceiling Amount" – 2 300 000 000 (Two billion three hundred million) rubles, and also the amount making up the total coupon yield under 2 300 000 (Two million three hundred thousand) Bonds.
1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.
1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.
1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of items 3.2. - 3.6. of the Offer.
1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.
1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. The Offer's subject-matter and nature. Terms and conditions of its acceptance.

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.2. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay the appropriate part of the face value, the Bonds coupon yield to the Bonds owners on the

following terms and conditions:
The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.
The Company's responsibility for the Issuer's Obligations is joint.
The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- *The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;*
- *The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.*

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.3. Obligations Performance Claim should meet the following conditions:

3.3.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);
3.3.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the volume of Outstanding Obligations in regard to the Bonds owner sending this Obligations Performance Claim;
3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the Bonds owner or paid not in full within the time period established by the Issuing Documents:
- the appropriate part of the face value at the Bonds retirement;
- the coupon yield in the form of interest to the Bonds face value;
3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's presentation is the date of the Claim's receipt by the Company;
3.3.5. Obligations Performance Claim should have attached the extract from CUSTODY account with NDC, or with depositaries being depositors in relation to NDC, as of the Date of NDC's making up the list of bonds owners for the payment of coupon yield/bonds retirement determined in accordance with terms and conditions of Issuing Documents. This extract certifies the rights of the Bonds owner to its Bonds;
3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company examines the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections that could have been provided by the Issuer to the Obligations Performance Claim and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not examine Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company meets the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) examination makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.2. The surety stipulated by the Offer is terminated:
4.2.1. Upon expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;
4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;
4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;
4.2.4. On other grounds established by Russian Federation active legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and are understood and construed in accordance with them.
5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with active legislation.
5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.
5.4. The disputes relative to the Offer are subject to examination in Arbitration court of Nizhny Novgorod oblast.

6. The Company's addresses and bank requisites.

Registered office:	*603053, RF, Nizhny Novgorod city, Lesnaya str., 8.*
TIN	*5256054967*
Settlement account	*40702810024000012580*
Bank's name	*Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city. BIC 042202837*
Correspondent account	*30101810200000000837*

Signatures:
General Director of LLC "Volga-Finance"
/N.M. Shuleshov/

LS

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other):

In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- ***On the news wire – within 5 (five) days;***
- ***At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.***

Secured bond entitles its owner with the rights arising from such guarantee.

With the lapse of rights to a secured bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.

The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the bond.

The contract of suretyship that ensures the bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

13. The Issuer undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

14. The entity that provided the guarantee for the bonds – Limited Liability Company "Volga-Finance" undertakes to ensure the Issuer's obligations performance to the Bonds owners in case of the Issuer's refusal to perform the obligations or delay in performance of the appropriate obligations under the bonds in accordance with terms and conditions of provided guarantee.

15. Other data provided for by the Standards for securities issue and registration of securities offering memoranda.

The Bonds are allowed for free circulation at stock exchange and over-the-counter markets.
At over-the-counter market the Bonds are circulating without limitations.
There are no other data provided for by the Standards for securities issue and registration of securities offering memoranda.

SPECIMEN of
The Certificate of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer Bonds of BT-3 series with obligatory central storage

SPECIMEN (face)

Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
The issuer's mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

C E R T I F I C A T E

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage to the number of 2 300 000 (Two million three hundred thousand) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, the bonds being placed by public offering.

State registration number of the bonds issue:

Of «_____» ______________ 2005

Open Joint Stock Company "VolgaTelecom" (hereinafter - the Issuer) undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

This certificate proves the rights to **2 300 000 (Two million three hundred thousand) bonds** of the face value of **1 000 (One thousand) rubles** each, of the total face value of **2 300 000 000 (Two billion three hundred million) rubles.**
Total quantity of issued bonds with this state registration number: **2 300 000 (Two million three hundred thousand) bonds.**
This certificate proves the rights to the bonds being **bearer issuing securities.**
This certificate is transferred to storage to **Non-commercial Partnership "National Depositary Center"** (hereinafter – the Depositary) performing obligatory central storage of the bonds certificate.
The Depositary's location: Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4
The Depositary's mail address: Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

General Director of
Open Joint Stock Company "VolgaTelecom" ____________________ S.V. Omelchenko

«____» ____________ 2005 LS

Chief accountant of
Open Joint Stock Company "VolgaTelecom" ____________________ N.I. Popkov

«____» ____________ 2005 LS

The entity that provided the guarantee on the issue bonds: **Limited Liability Company "Volga-Finance"**

General Director ____________________

N.M. Shuleshov

«____» ________________ 2005 **LS**

The Bonds owners rights:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (II) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(II) of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum. The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".

Location: 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.

Mail address: 603000, RF, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.

Taxpayer Identification Number: 5256054967

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

Data on the entity providing guarantee of the bonds obligations performance:

Full brand name: Limited Liability Company "Volga-Finance"

Abbreviated brand name: LLC "Volga-Finance"

Security's location: 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.
The date of the security's state registration: 24.08.2005
Basic state registration number: 1055227077245

Conditions of ensuring the bonds obligations performance:

Kind of guarantee (method of provided guarantee): Surety
The amount of guarantee (rubles): 2 300 000 000 (Two billion three hundred million) rubles, and also total coupon yield under 2 300 000 (Two million three hundred thousand) Bonds.
Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER
of providing guarantee in the form of surety for the purposes of BT-3 series bonds issue

Nizhny Novgorod city *September 29, 2005*

1. ***Terms and definitions.***

1.1. The "Offer" – this OFFER.
1.2. The "Company" – Limited Liability Company "Volga-Finance".
1.3. The "Bonds" – interest bearing certified bearer bonds to the number of 2 300 000 (Two million three hundred thousand) pieces of the face value of 1 000 (One thousand) rubles each, being issued by the Issuer in accordance with the Issuing Documents.
1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.
1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".
1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).
1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.
1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.
1.9. "Ceiling Amount" – 2 300 000 000 (Two billion three hundred million) rubles, and also the amount making up the total coupon yield under 2 300 000 (Two million three hundred thousand) Bonds.
1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.
1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.
1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of items 3.2. - 3.6. of the Offer.
1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.
1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. ***The Offer's subject-matter and nature. Terms and conditions of its acceptance.***

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.4. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.5. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay the appropriate part of the face value, the Bonds coupon yield to the Bonds owners on the following terms and conditions:
The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.
The Company's responsibility for the Issuer's Obligations is joint.
The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- *The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;*
- *The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.*

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.3. Obligations Performance Claim should meet the following conditions:

3.3.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);
3.3.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the volume of Outstanding Obligations in regard to the Bonds owner sending this Obligations Performance Claim;
3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the

Bonds owner or paid not in full within the time period established by the Issuing Documents:
- the appropriate part of the face value at the Bonds retirement;
- the coupon yield in the form of interest to the Bonds face value;
3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's presentation is the date of the Claim's receipt by the Company;
3.3.5. Obligations Performance Claim should have attached the extract from CUSTODY account with NDC, or with depositaries being depositors in relation to NDC, as of the Date of NDC's making up the list of bonds owners for the payment of coupon yield/bonds retirement determined in accordance with terms and conditions of Issuing Documents. This extract certifies the rights of the Bonds owner to its Bonds;
3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company examines the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections that could have been provided by the Issuer to the Obligations Performance Claim and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not examine Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company meets the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) examination makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.2. The surety stipulated by the Offer is terminated:
4.2.1. Upon expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;
4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;
4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;
4.2.4. On other grounds established by Russian Federation active legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and are understood and construed in accordance with them.

5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with active legislation.

5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.

5.5. The disputes relative to the Offer are subject to examination in Arbitration court of Nizhny Novgorod oblast.

6. The Company's addresses and bank requisites.

Registered office:	*603053, RF, Nizhny Novgorod city, Lesnaya str., 8.*
TIN	*5256054967*
Settlement account	*40702810024000012580*
Bank's name	*Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city. BIC 042202837*
Correspondent account	*30101810200000000837*

Signatures:
General Director of LLC "Volga-Finance"
/N.M. Shuleshov/

LS

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other):
In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- *On the news wire – within 5 (five) days;*
- *At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.*

Secured bond entitles its owner with the rights arising from such guarantee.
With the lapse of rights to a secured bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.
The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the bond.
The contract of suretyship that ensures the bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

<u>The time period of securities placement:</u>

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the

communication about state registration of the securities issue and about the procedure of access to the information contained in the securities Offering memorandum (hereinafter – "communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

<u>*The date of the placement end or the procedure of its determination:*</u>

The date of the placement end is an earlier one of the following dates:
a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;
b) The date of placement of the last Bond of the issue.
Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

<u>*The method of securities placement:*</u>

Public offering.

<u>*Price (prices) or procedure of determining offering price of the securities:*</u>

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$ACY = Nom * C * ((T - T0)/365)/100\%$
Where:
ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding

rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

<u>The procedure and the form of payment</u>
The form of payment for the securities being placed:
The Bonds are paid for by monetary means in Russian Federation currency by non-cash method.
The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:
Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via MICEX Clearing House.
Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).
The requisites of accounts where the money for the issue securities payment should be transferred to:
Account name - Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"
Account number: 30401810800100000752
Credit institution:
Full name: Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"
Abbreviated name: NCI CJSC "CH MICEX"
Location: Russian Federation, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, str.8
Mail address: Russian Federation, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, str.8
BIC: 044583505
Correspondent account: 30105810100000000505

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.
When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used the money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.

The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

<u>The procedure of the Bonds retirement:</u>

The procedure and other terms and conditions of the Bonds retirement:

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value.
The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:
- full name /name, surname, patronymic name of the Bonds' owner;
- the quantity of Bonds it owns;
- full name of the person (entity) authorized to receive repayment sums under the Bonds;
- the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;
- requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;
- taxpayer identification number (TIN)of the Bonds' owner;
- taxable status of the Bond's owner;
If the Bonds' owner is a legal non-resident entity:
- personal identification number (PIN) – if available;
If the Bonds' owner is a natural person:
- type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds' owner.
The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").
The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.
In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.
In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.
Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:
a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;
b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of

The Bonds nominee holder authorized to receive the repayment sums on the Bonds;
c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;
d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code and the bank's TIN where the account is established.
e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;
f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.
The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.
On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

<u>The Bonds are retired in succession by installments during the following periods:</u>
The time period of the issue Bonds retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;

On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.
If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

The form of the Bonds retirement:

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

The procedure of determination of yield due under each Bond:

Coupon (interest) period		Size of coupon (interest) yield
Start date	End date	
1. Coupon: First		
Start date of the issue Bonds placement.	The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.	The size of coupon yield for each coupon is calculated by the following formula: $Kj = Cj*Nom*(T(j) - T(j-1))/(365*100\%)$, Where, j - serial number of coupon period, j=1, 2, ...9, 10; Kj - the size of coupon yield for each Bond (rubles); Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles); Cj - the size of the interest rate of the j-th coupon, in per cent annual; T(j-1) - the start date of the j-th coupon period; T(j) - the end date of the j-th coupon period. The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

		The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.	*The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.	*The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fourth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.	*The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.	*The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.	*The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

9. Coupon: Ninth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.	*The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds	*The 1 820-th (One thousand eight hundred twentieth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is*

placement.		*determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (II) of the securities Offering memorandum.*

If the date of coupon yield payment for any of the ten coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.

On any day between the start date of the placement and the retirement date of the Bonds of this issue the size of accrued coupon yield (ACY) is calculated as per the following formula:

$$ACY = Nom * Cj * (T - T(j-1))/(365*100\%),$$

Where:

j - serial number of coupon period, j=1,2,...9, 10 ;

Nom – unpaid part of the face value of one Bond as of the date of ACY calculation (rubles);

Cj - the size of the interest rate of the j-th coupon, in per cent annual;

T – current date;

T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

<u>The procedure of determining interest rates for the Bonds coupons:</u>

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (II) of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon.

3) Simultaneously with determination of the Bonds placement start date the Issuer may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...9). In case if the Issuer has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was made about the acquisition of the Bonds by the demand of their owners:

- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),..,10), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the date of payment of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons). The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).
The communication is also to be published in Supplement to "Russia's FSFM Herald".
Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds upon the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period in case if the Issuer determines the rate of only one the i-th coupon, I=k).
The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to

securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
This communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest size (coupon).

The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

The procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		***Time period (date) of coupon (interest) yield payment***	***The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment***
Start date	***End date***		
1. Coupon: First			
The date of the Bonds placement start.	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.***	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		payment.	

The procedure of coupon (interest) yield payment:
The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than 7 (Seven) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the list of owners and Holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment"). The performance of obligations towards the owner being such as of the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.
In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:
- *full name /name, surname, patronymic name of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:
- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:
- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the paying agent with the list of owners and Holders of the Bonds drawn up as of the Date of making the list of owners and Holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon

yield in favor to the Bonds owners and Holders.

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.*	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.			

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.	*The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.*	*The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment: ***The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.***

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.***	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.*** ***The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.***	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.*** ***If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.*** ***The Bond owner has no right to claim interest or any other compensation for***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		such a delay in payment.	
The procedure of coupon (interest) yield payment: ***The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.***			

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.***	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: ***The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.*** ***The sixth coupon yield payment is made simultaneously with the repayment of the first 20 (twenty) per cent of the issue Bonds face value.***			

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.	***The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.***	***The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment.
The seventh coupon yield payment is made simultaneously with the repayment of the second 20 (twenty) per cent of the issue Bonds face value.

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.	***The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.***	***The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment.
The eighth coupon yield payment is made simultaneously with the repayment of the third 20 (twenty) per cent of the issue Bonds face value.

9. Coupon: Ninth

The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.	***The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.***	***The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date***

		day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	*of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the ninth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The ninth coupon yield payment is made simultaneously with the repayment of the fourth 20 (twenty) per cent of the issue Bonds face value.*			

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.*	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The tenth coupon yield payment is made simultaneously with the repayment of the fifth 20 (twenty) per cent of the issue Bonds face value.*			

<u>The procedure, terms and conditions of the Bonds acquisition by the Issuer with the possibility of their further circulation:</u>

Terms and conditions, and the procedure of the bonds acquisition:

The capability of the Bonds acquisition by the Issuer upon demand of their owner (s), and also under the agreement with their owner (s) with the possibility of their further circulation till the repayment date expiry is provided for.

I. Capability, procedure and terms and conditions of the issue bonds acquisition by the issuer upon the demand of their owners:

In case if after determining coupons' interest rates (in accordance with the above sub-items) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only of one i-th coupon, then i=k). The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution was passed to acquire the Bonds upon the demand of their owners:

- ***On the news wire – not later than 1 (one) day;***
- ***At the Issuer's web site in the Internet at: www.vt.ru – not later than 3 (Three) days.***

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the last 5 (Five) days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition and the procedure of its determination:

The date of the Bonds Acquisition upon the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition upon the demand of the Bonds owners:

1) The Bonds owner being a Participant of competitive tendering of Closed Joint Stock Company "Stock Exchange MICEX" (hereinafter "competitive tendering Participant" and "Exchange" correspondingly) is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs him to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) (hereinafter – "Agent") by registered letter

a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").
The Notification should express the intent to sell to the Issuer the issuer's Bonds of this issue, and also contain the following information:
- Full name of the Bonds Holder;
- Full name of the Bonds owner (in case if the Bonds Holder – Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);
- State registration number and the date of state registration of the Bonds;
- The quantity of the Bonds offered for sale (in digits and in words).
The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.
The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation key T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.
The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.
The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.
In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.
In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.
The specified information will include:
- Full and abbreviated name of the trade organizer at securities market,
- Its location,
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the rules of the trade organizer.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the stated time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):

The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value in accordance with item 9.1.2.(II)Б) of the securities Offering memorandum. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.
Procedure of the issuer's disclosure of information about the bonds acquisition:
The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k)when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- The size of the Bonds coupon for the appropriate coupon period;
- The price at which the Issuer takes upon itself to acquire the Bonds under the demand of the Bonds owners;
- The procedure of the Bonds acquisition;
- The quantity of the Bonds being acquired (equal to 100% of the placed Bonds of the issue);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;
- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.
Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:
The Issuer's Board of directors in accordance with the Issuer's Charter may pass individual resolutions about the Bonds acquisition. Such resolution is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.
Time period of the bonds acquisition or the procedure of its determination:
The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate resolution of the Issuer's authorized body.

The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.

Procedure of the issuer's disclosure of information about the bonds acquisition:

Communication to the Bonds owners about the resolution adopted by the Issuer's authorized body about the Bonds acquisition under the agreement with their owners should be published by the Issuer within 5 (Five) days since the date of the Issuer's adoption of the appropriate resolution, but not later than 5 (Five) business days prior to the start of the time period of the Bonds acquisition as per the following procedure:

- *On the news wire;*
- *At the web site in the Internet at: http://www.vt.ru;*

The communication should include the following information:

- *The date of passing the resolution about the Bonds acquisition;*
- *The Bonds identification features, state registration number and the date of state registration of the Bonds issue;*
- *Quantity of the Bonds being acquired;*
- *The start date of the Bonds acquisition by the Issuer;*
- *The end date of the Bonds acquisition;*
- *The Bonds acquisition price or the procedure of its determination;*
- *The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.*

Communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

There are no other terms and conditions of the bonds acquisition.

The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (II) and item 9.2. (II) of the securities Offering memorandum.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by

means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.
The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.
The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.
The competitive tendering at the placement of the Bonds of this issue will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.
The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.

The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.
The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.
The bid for the purchase is to contain the following significant terms and conditions:
- purchase price;
- the quantity of the Bonds;
- the amount of interest rate for the first coupon;
- other characteristics in accordance with the Rules of tenders holding of the Exchange.
The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price.
The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to two hundredth of the percent.
The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.
Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.
When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number,

the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved in advance according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 (II) of the securities Offering memorandum.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;
- the quantity of the Bonds;
- the amount of the interest rate established for the first coupon;
- other characteristics in accordance with the Rules of tender holding of the Exchange.
The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.
The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.
In case of placement of the entire amount of the issue Bonds the further bids for the Bonds purchase are not accepted.
The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.
Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.
The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:
The Bonds floated via the trade organizer are placed by the Depositary or other depositary being a depositor in relation to the Depositary to the Bonds buyers' custody accounts on the date of making purchase and sale operation.
The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization servicing the settlements under the transactions executed in the course of the Bonds placement via the trade organizer at securities market. The floated Bonds are placed by the Depositary at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade organizer at securities market, stock exchange including:
Full brand name: Closed Joint Stock Company "Stock Exchange MICEX"
Abbreviated brand name: CJSC "SEx MICEX"
Location: Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13
Stock exchange license number: 077-07985-000001
Date of license issue: 15.09.2004
License validity term: till 15.09.2007
The body that issued the license: Federal Service for Financial Markets (FSFM)

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: Interregional commercial bank of communication and informatics development (open joint stock company)
Abbreviated brand name: OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str., 7
The number of General license for carrying out banking activity of credit institution: 1470
Date of issue: 15.11.2002
Validity term: unlimited license
Licensing body: Central Bank of Russian Federation

License number: The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity
Date of issue: December 28, 2004
Validity term: till December 28, 2007
Licensing body: Russia's FSFM

Basic functions of the intermediary (Underwriter) during placement:
The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SEx MICEX". In particular as per terms and conditions of this contract the Underwriter's functions are:
- acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;
- actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;
- informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;
- transfer of moneys received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;
- other actions necessary to perform its obligations to float the Bonds, in compliance with RF legislation and the contract between the Issuer and the Underwriter.
The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

Registered on " 11 " January 2006
Federal Service for Financial Markets
(Name of registering body)

(Authorized person's signature)

(Registering body seal)

REPORT ON THE RESULTS OF THE SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"
Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage to the number of 2 300 000 (Two million three hundred thousand) pieces with the face value of 1000 (One thousand) rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, (the method of placement - public offering)

State registration number of the securities issue

4 - 45 - 00137 - A

Date of state registration of the securities issue

" 10 " November 2005
Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"

" 16 " December 2005 Minutes № 16

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
Contact phones: ***(8312) 33 20 47; 34-30-55***
Fax: ***(8312) 30 67 68***

OJSC "VolgaTelecom" General Director ____________ **S.V. Omelchenko**

Date "____" ____________ 200__ LS

OJSC "VolgaTelecom" chief accountant ____________ **N.I. Popkov**

Date "____" ____________ 200__

This is to confirm the reliability and completeness of all information contained in this report on the results of the securities issue, as well as the issuer's carrying out of the requirements of information disclosure at the stages of the securities issue, on the results of the issue of which this report has been made up, as established by Russian Federation legislation and by the regulations of Federal Commission.

Financial consultant in the securities market: **Closed Joint Stock Company "ABK Investment Company"**, license of professional participant of the securities market for brokerage activity №178-03255-100000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period; license of professional participant of the securities market for dealer activity № 178-03343-010000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period.

__________________________________ __________ ______________

"_____"_______________ 2005 LS

1. Kind, category (type) of securities:
Type of securities: ***bonds***
Series: ***BT-3***
Other identification features of the issue bonds:
Interest bearing
Inconvertible
Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-3 series with obligatory central storage (hereinafter – the Bonds).***

2. Form of securities
Certified bearer bonds with obligatory central storage

3. Method of securities placement
Public offering

4. Actual period of securities placement
The date of actual start of the securities placement (the date of making the first civil contract of the security (securities) alienation): ***December 6, 2005***
The date of actual end of the securities placement (the date of making the last entry at the customer account (custody account) of the securities acquirer): ***December 6, 2005***
There was no pre-emptive right to the acquisition of the securities being placed.
The securities issue was not placed in tranches.

5. Face value of each valuable security
1 000 (One thousand) rubles.

6. The quantity of placed securities
The quantity of actually placed securities: ***2 300 000 (Two million three hundred thousand) pieces***
Including the quantity of actually placed securities paid in:
By monetary resources in rubles: ***2 300 000 pieces***
By other property: ***0 pieces***
Acquisition pre-emptive right is not stipulated.

7. Securities offering price (prices)

Offering price, rubles/foreign currency	The quantity of securities placed at the specified price, pieces
1000 rubles	2 300 000 pieces

8. Total amount of receipts for placed securities
a) The total amount (value) of assets in rubles (including monetary funds in rubles, the amount of foreign currency according to the exchange rate of Russian Federation Central Bank as of the time of payment, and the value of other assets (tangible and intangible assets) used as payment for the placed securities): ***2 300 000 000 rubles***

b) The amount of monetary funds in rubles used as payment for the placed securities: ***2 300 000 000 rubles.***

c) The amount of foreign currency in terms of rubles according to the exchange rate of Russian Federation Central Bank as of the time of payment (credits to the issuer's or agent's bank account) used as payment for the placed securities: ***0 rubles***

d) The value of other assets (tangible and intangible assets) in terms of rubles, used as payment for the placed securities: ***0 rubles***

9. The percentage of securities, which if not placed, the issue (extra issue) of securities is considered aborted.

The percentage, which if it is not placed, makes the issue of securities aborted, is not established.

10. Percentage of placed and non-placed securities of the issue (extra issue)

The percentage of placed securities makes 100% of the total quantity of the issue securities.

The percentage of non-placed securities makes 0% of the total quantity of the issue securities.

11. The issuer's large transactions, and also the issuer's related-party transactions made in the course of the securities placement

a) In the course of the securities placement the Issuer made related-party transactions which as per the federal laws requirements called for their approval by the issuer's authorized management body.

Transaction's category: ***related-party transaction***,

Date of transaction's settlement: ***December 6, 2005***

Full and abbreviated brand name, and location of legal entity – the first owner of the securities placed under the transaction: ***"Interregional Commercial bank of communication and informatics development (Open Joint Stock Company), OJSC JSCB "Svyaz-Bank", Russia, 125375, Moscow, Tverskaya str., 7.***

The quantity of securities placed under the transaction: ***100 000 (One hundred thousand) pieces***

For each of the persons recognized to be interested in the transaction on the issuer's part:

Surname, name and patronymic name of natural person and/or full and abbreviated brand names (for non-commercial organization – name) and location of legal entity, and also the grounds pursuant to which the appropriate person (entity) was interested in the transaction:

A member of the board of directors of OJSC JSCB "Svyaz-Bank" - Belyaev Konstantin Vladimirovich, who is the Chairman of the Board of directors of OJSC "VolgaTelecom".

Data on the transaction's approval by the issuer's authorized management body:

The name of the management body – ***Board of directors of OJSC "VolgaTelecom"***

The date of holding the meeting (session) of the management body when the decision on the transaction's approval was made: ***November 22, 2005***

The date of making up and the number of minutes of the meeting (session) of the management body or reference to the fact that the decision on the transaction's approval by the issuer's authorized management body was not made.

Minutes № 13 of November 22, 2005

b) In the course of the securities placement the issuer's large transactions, which as per the federal laws requirements called for their approval, were not made.

c) In the course of the securities placement the issuer's large transactions, which simultaneously were the issuer's related-party transactions, were not made.

12. Data about the persons (entities) registered in the issuer's shareholders register, and on the persons making up the structure of the issuer's management bodies. The data are provided as of the date of the actual end of the securities placement:

The data are provided as of the date of the actual end of the securities placement (December 6, 2005)

a) Data about the persons (entities) in whose favor in the issuer's shareholders register there are registered the shares making up at least 2 percent of the issuer's charter capital with reference to participation share in the issuer's charter capital and/or ordinary shares making up at least 2 percent of the issuer's ordinary shares with reference to the percentage of the issuer's ordinary shares that they own;

1. Full and abbreviated brand name: ***Open Joint Stock Company "Investment Communication Company",***
OJSC "Svyazinvest"
This entity's share in the issuer's charter capital: ***38,00%***
The percentage of the issuer's ordinary shares belonging to this entity: ***50,67%***

2. Full and abbreviated brand name: ***Lindsell Enterprises Limited***
This entity's share in the issuer's charter capital: ***5,48%***
The percentage of the issuer's ordinary shares belonging to this entity: ***0,00%***

3. Full and abbreviated brand name:
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY),
"ING BANK (Eurasia) CJSC"
This entity's share in the issuer's charter capital: ***20,18% (nominee holder)***
The percentage of the issuer's ordinary shares belonging to this entity: ***23,35% (nominee holder)***

4. Full and abbreviated brand name:
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
This entity's share in the issuer's charter capital: ***9,72% (nominee holder)***
The percentage of the issuer's ordinary shares belonging to this entity: ***6,12% (nominee holder)***

5. Full and abbreviated brand name:
COMMERCIAL BANK "J.P. MORGAN BANK INTERNATIONAL" (LIMITED LIABILITY COMPANY)
CB "J.P. MORGAN BANK INTERNATIONAL" (LLC)
This entity's share in the issuer's charter capital: ***3,47% (nominee holder)***
The percentage of the issuer's ordinary shares belonging to this entity: ***3,41% (nominee holder)***

6. Full and abbreviated brand name:
Closed Joint Stock Company Commercial bank "CITIBANK"
CJSC CB "CITIBANK"
This entity's share in the issuer's charter capital: ***3,32% (nominee holder)***
The percentage of the issuer's ordinary shares belonging to this entity: ***3,57% (nominee holder)***

7. Full and abbreviated brand name:
Closed Joint Stock Company "UBS NOMINEES"
CJSC "UBS NOMINEES"
This entity's share in the issuer's charter capital: ***2,53% (nominee holder)***
The percentage of the issuer's ordinary shares belonging to this entity: ***2,12% (nominee holder)***

The Issuer did not issue registered securities convertible into shares, including into ordinary shares.

b) Members of the Board of directors (supervisory council) of the joint-stock company – the issuer:

Belyaev Konstantin Vladimirovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str.,	Chairman of the Auditing committee

	23	
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Management board
OJSC "MGTS"	Russia , 103051, Moscow, Petrovskyi boulevard, 12, building 3	Member of the Auditing committee
OJSC "Sibirtelecom"	Russia , 630099, Novosibirsk city, M.Gorky str., 53	Chairman of the Auditing committee
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the General Director, member of the Management board
OJSC "NWT"	Russia, 191186, Saint Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya, 26)	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Board of directors
OJSC JSCB "Svyaz – Bank"	Russia, 125375, Moscow, Tverskaya str., 7	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Andreev Vladimir Alexandrovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics	Russia, 443010, Samara city, Leo Tolstoy str., 23	Head of a chair, rector

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Bobin Maxim Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Sibirtelecom"	Russia , 630099, Novosibirsk city, M.Gorky str., 53	Member of the Board of directors
OJSC "Management company Kirovenergo"	Russia, Kirov city, Luganskaya str., 51	Member of the Board of directors

OJSC "Smolenskenergosbyt"	Russia, 214019, Smolensk city, Tenisheva str., 33.	Member of the Board of directors
OJSC "Vladimirskaya electric power company"	Russia, 600016, Vladimir city, B.Nizhegorodskaya str., 106	Member of the Board of directors
OJSC "Penza electric power management company"	Russia, 440629, Penza city, Pushkin str., 1/2	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Bulancha Sergey Anatolievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Federal agency of communication	Russia, Moscow, Tverskaya str., 7	Deputy to CEO
OJSC "Giprosvyaz"	Russia,123298, Moscow, 3-d Khoroshevskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Grigorieva Alla Borisovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the director of Corporate Governance Department – chief of the sector of representatives
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***0,000610%***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Degtyarev Valeryi Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "Professional Telecommunications"	Russia, 113035, Moscow, Sadovnicheskaya str., 76/71, building 3	General director, member of the Board of directors
CJSC "Radiotel"	Russia, 197376, Saint Petersburg, Chaplygin str., 6-п	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kuznetsov Sergey Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Management board, first deputy to the General Director
OJSC "Telecominvest"	Russia, 191011, saint Petersburg, Nevskyi avenue, 54	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Chairman of the Board of directors
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Chairman of the Board of directors
OJSC "Sibirtelecom"	Russia, 630099, Novosibirsk city, M.Gorky str., 53	Chairman of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Chairman of the Board of directors
OJSC "Central Telegraph"	Russia, 125375, Moscow, Tverskaya str., 7	Chairman of the Board of directors

Equity stake in the issuer's charter capital: ***0,000107%***

Equity stake of the issuer's ordinary shares: ***0,000003%***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kulikov Denis Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Association for investors' rights protection	Russia, Moscow, Brigadirskyi pereulok, 6, building 1	Expert
OJSC "Cherepetskaya state district power plant"	Russia, 301430, RF, Tula's oblast, Suvorov town, N.Ostrovskyi str., 1-a	Member of the Board of directors
OJSC "Pechorskaya state district power plant"	Russia, 169600, Komi Republic, Pechora town	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Board of directors
OJSC "Vladimirskaya electric power company"	Russia, Vladimir city, B.Nizhegorodskaya str., 106	Member of the Board of directors
OJSC "Penzenskaya electric power generating company"	Russia, Penza city, Pushkin str., ½	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Slizen Vitalyi Alexandrovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Ministry of information technologies and telecommunication of Russian Federation	Russia, 125375, Moscow, Tverskaya str., 7	Director of the department for state policy in the sphere of information and communication technologies
OJSC "Giprosvyaz"	Russia,123298, Moscow, 3-d Khoroshevskaya str., 11	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Board of directors
OJSC "Dagsvyazinform"	Russia, 367012, Makhachkala town, Lenin avenue, 1	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Fedorov Oleg Romanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "United Financial Group"	Russia, 121069, Moscow, Povarskaya str., 10, building 1	Executive director of corporate finances department
Association for investors' rights protection (non-commercial organization)	Russia, Moscow, 109004, Nikoloyamskaya str., 40/22, building 4	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Chernogorodskyi Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Director of the Department of stock capital

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

c) Members of collegial executive body of the join-stock company – the issuer:

Astakhova Svetlana Leonidovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director of the joint-stock company – Personnel director, member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Ganeeva Alla Albertovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Management board
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Chief of sector of communication networks service of the Department of communication
CJSC "Novocom"	Russia, 630099, Novosibirsk city, Oktyabrskaya str., 17	Member of the Auditing committee
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Dyakonov Mikhail Vasilievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director for capital construction, Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kirillov Alexander Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	First deputy to the General Director of the joint-stock company – technical director, Member of the Management board
CJSC "Ulyanovsk-GSM"	Russia, 432601, Ulyanovsk city, L.Tolstoy str., 60	Chairman of the Board of directors

Equity stake in the issuer's charter capital: ***0,066805%***

Equity stake of the issuer's ordinary shares: ***0,087573%***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kormilitsyna Lyudmila Alexeevna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Management board
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the chief of sector of representatives of corporate governance Department

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Omelchenko Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director, Chairman of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-commercial Partnership "Center of investigation of telecommunications development problems"	119121, Russia, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership's Council

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Petrov Mikhail Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director of the joint-stock company, Member of the Management board

CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director
CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Management Board
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Member of the Board of directors
CJSC "Ulyanovsk-GSM"	Russia, 432980, Ulyanovsk city, L.Tolstoy str., 60	Member of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Chairman of the Board of directors
CJSC "RTCOM"	Russia, 430000, Saransk town, Kommunisticheskaya str., 54	Chairman of the Board of directors
CJSC "Saratov – Mobile"	Russia, 410600, Saratov city, Kiselev str., 40	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Pozdnyakov Denis Vyacheslavovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	First deputy to the General Director of the join-stock company for economics and finances, Member of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "RTCOM"	Russia, 430000, Saransk town, Kommunisticheskaya str., 54	Member of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Popkov Nikolai Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chief accountant, Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

d) The person holding the post of (performing the functions) single executive body of the joint-stock company – the issuer:

Omelchenko Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director, Chairman of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-commercial Partnership "Center of investigation of telecommunications development problems"	119121, Russia, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership's Council

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Registered on "10" November 2005.
State registration number

4	4	4	0	0	1	3	7	A

RECEIVED

Russia's FSFM
(name of registering body)

(authorized person's signature)

(registering body seal)

DECESION ON SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, the bonds being placed by public offering.

Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"
"03" October 2005. Minutes № 8
On the basis of the resolution of the Board of directors of Open Joint Stock Company "VolgaTelecom" about the bonds placement
"03" October 2005. Minutes № 8
The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
The issuer's mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
Contact phones: ***(8312) 33 20 47***
Fax: ***(8312) 30 67 68***

General Director of
Open Joint Stock Company "VolgaTelecom" ___________________ S.V. Omelchenko

"03" October 2005. LS

The performance of obligations under the bonds of this issue is ensured by the guarantee in accordance with terms and conditions provided in this decision on the bonds issue.

The entity that provided the guarantee on the bonds:
Limited Liability Company "Volga-Finance"

General Director of
Limited Liability Company "Volga-Finance" ___________________ N.M. Shuleshov
"03" October 2005. LS

1. Kind, category (type) of securities.

Type of securities: ***bonds***

Series: ***BT-2***

Other identification features of the issue bonds:

Interest bearing

Inconvertible

Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – the Bonds, BT-2 series Bonds***

2. Form of securities.

Certified (bearer bonds with obligatory central storage)

3. Instruction of obligatory central storage.

Obligatory central storage of the Bonds is stipulated.

The data about the depositary that will be carrying out central storage of the securities being placed:

Full and abbreviated brand name: ***Non-commercial Partnership "National Depositary Center", NDC***

Location: ***Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4***

Number of the license for depositary activity execution: ***177-03431-000100***

Date of issue: ***4.12.2000***

Validity term: ***unlimited license***

The body that issued the license of professional participant of securities market for depositary activity execution: ***Russia's FCSM***

The issue of all the Bonds is executed in one certificate subject to obligatory central storage at Non-commercial Partnership "National Depositary Center" (hereinafter – "Depositary", "NDC").

The issue of individual certificates of the Bonds to the Bonds holders is not stipulated. The Bonds holders are not entitled to demand the issue of the certificate to them. The record and certification of rights to the Bonds, the record and certification of transfer of the Bonds, including the cases of the Bonds' encumbrance with liabilities, are executed by the Depositary and depositaries that are depositors in relation to the Depositary (hereinafter jointly referred to as – "Depositaries").

Proprietary rights to the Bonds are proved by custody accounts' extracts issued by the Depositary and Depositaries to the Bonds holders.

Proprietary right to the Bonds passes to the new holder of the Bonds at the moment of making the respective entry of receipt in respect of the custody account of the Bonds acquirer with the Depositary and Depositaries.

The Bonds shall be written off from custody accounts during retirement after the Issuer performs all obligations to the Bonds owners as regards payment of the yield and face value of Bonds.

The certificate of Bonds shall be retired after all the Bonds have been written off from custody accounts.

The procedure of record maintenance and the lapse of rights to certified issuing securities with obligatory central storage are governed by the Federal Law № 39-39-ФЗ of 22.04.96 "On securities market" as well as by other regulations of federal body of executive authority for securities market and by internal documents of Depositaries.

According to Law "On securities market":

In case of keeping the certificates of bearer certified securities and/or record maintenance of rights to such securities with a depositary, the right to bearer certified security passes to the acquirer at the moment of making an entry of receipt in respect of the custody account of the acquirer. The rights

vested by the issuing security shall pass to its acquirer since the moment of the lapse of rights to such security.

In case of keeping the certificates of certified issuing securities with a depositary, the rights vested by the securities shall be exercised on the basis of certificates presented by such depositaries on the basis of instructions given by depositary contracts of the owners, a list of such owners being attached. In such a case, the Issuer shall ensure the exercising of the rights under the bearer securities of the person stated in such a list.

Should the data on the new owner of such security fail to be provided to the Depositary of the Bonds issue or to the nominee holder of the Bonds by the moment of making up the List of owners and/or nominee holders of the Bonds for the performance of the Issuer's obligations under the Bonds, then the performance of obligations towards the owner included in the List of owners and/or nominee holders of the Bonds shall be considered as due and proper. The responsibility for timely notification shall rest with the acquirer of the Bonds.

In accordance with the Provision on depositary activity in RF, approved by the Resolution of Russia's FCSM of October 16, 1997 № 36:

The depositary shall ensure keeping of securities and/or record of rights to securities of each client (depositor) separately from securities of other clients (depositors) of the depositary, among other things, through opening a separate custody account for each client (depositor).

Entries made by the Depositary concerning rights to securities certify the rights to securities, unless otherwise is established judicially.

The Depositary is obliged to make operations with clients' (depositors') securities only upon instructions of such clients (depositors) or persons authorized by them, including account custodians and within the time established by the depositary contract. The Depositary must make entries in respect of the client's (depositor's) custody account only provided there are documents, which, according to the Provision on depositary activity, other standard legal acts and the depositary contract, serve as the ground for making such entries.

The following shall serve as the ground for making entries in respect of the client's (depositor's) custody account:

- *instruction of the client (depositor) or the person authorized by him, including account custodian, meeting the requirements set forth in the depositary contract;*
- *in case of the lapse of the right to securities otherwise than as a result of civil-commitment transactions – documents confirming the lapse of rights to securities in compliance with the active laws and other standard legal acts.*

The Depositary must register facts of clients' (depositors') securities encumbrance with a pledge or other rights of third parties according to the procedure stipulated by the depositary contract.

The rights to the securities that are kept, and (or) the rights to which are recorded at the depositary shall be considered as transferred since the moment when the Depositary makes the relevant entry for the client's (depositor's) custody account. However, in case there is no entry on the custody account, the interested party is not deprived of the possibility to prove its title to the securities, referring to other proof.

In case of change of active legislation and/or other regulatory legal acts of federal body of executive authority for securities market, the procedure of record maintenance and the lapse of rights to the Bonds shall take into account the changed requirements of the legislation and/or regulations of federal body of executive authority for securities market.

4. Face value of each security of the issue

1 000 (One thousand) rubles.

5. Quantity of the issue securities

3 000 000 (Three million) pieces.
It is not expected that the Bonds issue will be floated in tranches.

6. Total quantity of securities of this issue that have been floated earlier
There are no earlier floated securities of the issue.

7. Rights of an owner of the each of the securities of the issue

7.1. *Not specified for this type of securities.*

7.2. *Not specified for this type of securities.*

7.3.

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".
Location: ***603053, RF, Nizhny Novgorod city, Lesnaya str., 8.***
Mail address: ***603000, RF, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***
Taxpayer Identification Number: *5256054967*

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without

the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

7.4. *Not specified for this type of securities.*

7.5. *The securities being floated are inconvertible.*

8. Terms and conditions and the procedure of the issue securities placement

8.1. Method of securities placement:
Public offering.

8.2. The time period of securities placement:

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the securities Offering memorandum (hereinafter – "Communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

The date of the placement end or the procedure of its determination:

The date of the placement end is an earlier one of the following dates:

a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;

b) The date of placement of the last Bond of the issue.

Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

8.3. The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:

The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (I) and item 9.2. (I) of the securities Offering memorandum.

Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.

The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.

The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.

The competitive tendering at the placement of the Bonds of this issue will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.

The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.

The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.

The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.

The bid for the purchase is to contain the following significant terms and conditions:

- Purchase price;

- the quantity of the Bonds;

- the amount of interest rate for the first coupon;

- other characteristics in accordance with the Rules of tenders holding of the Exchange.

The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price.

The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to two hundredth of the percent.

The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.

Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- the amount of the interest rate established for the first coupon;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds. In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed:

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:

The Bonds floated via the trade organizer are placed by the Depositary or other depositary being a depositor in relation to the Depositary to the Bonds buyers' custody accounts on the date of making purchase and sale operation.

The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization servicing the settlements

under the transactions executed in the course of the Bonds placement via the trade organizer at securities market. The floated Bonds are placed by the Depositary at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade organizer at securities market, stock exchange including:

Full brand name: *Closed Joint Stock Company "Stock Exchange MICEX"*
Abbreviated brand name: *CJSC "SEx MICEX"*
Location: ***Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13***
Stock exchange license number: ***077-07985-000001***
Date of license issue: ***15.09.2004***
License validity term: ***till 15.09.2007***
The body that issued the license: ***Federal Service for Financial Markets (FSFM)***

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: ***Interregional commercial bank of communication and informatics development (open joint stock company)***
Abbreviated brand name: ***OJSC JSCB "Svyaz-Bank"***
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
The number of General license for carrying out banking activity of credit institution: ***1470***
Date of issue: ***15.11.2002***
Validity term: ***unlimited license***
Licensing body: ***Central Bank of Russian Federation***

License number: ***The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity***
Date of issue: ***December 28, 2004***
Validity term: ***till December 28, 2007***
Licensing body: ***Russia's FSFM***

Basic functions of the intermediary (Underwriter) during placement:

The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SEx MICEX". In particular as per terms and conditions of this contract the Underwriter's functions are:

- acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;

- Actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;

- informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;

- transfer of money received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;

- Other actions necessary to perform its obligations to float the Bonds, in compliance with RF legislation and the contract between the Issuer and the Underwriter.

The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

8.4. Price (prices) or procedure of determining offering price of the securities

The price of the Bonds offering on the first and the next days of offering is set to be equal to the

face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:
*ACY = Nom * C * ((T - T0)/ 365)/ 100%*
Where:
ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

8.5. Procedure of exercising the pre-emptive right to acquire the securities being placed
Pre-emptive right to acquire the securities being placed is not stipulated.

8.6. Terms and conditions and procedure of payment for the securities

Form of payment for the securities being placed:
The Bonds are paid for by monetary means in Russian Federation currency by non-cash method. The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:
Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via MICEX Clearing House.
Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).
The requisites of accounts where the money for the issue securities payment should be transferred to:
Account name *Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"*
Account number: *30401810800100000752*
Credit institution:
Full name: *Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"*
Abbreviated name: *NCI CJSC "CH MICEX"*
Location: *Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8*
Mail address: *Russian Federation, 125009, Moscow, Srednyi Kislovskyi per., 1/13, str.8*
BIC: *044583505*
Correspondent account: *30105810100000000505*

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.

When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used the money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.
The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

8.7. Share, which, if not floated, makes the issue (extra issue) of securities invalid, and procedure of repaying the funds transferred as payment for the securities of the issue (extra issue), if it is considered invalid.
The percentage, which, if it is not floated, makes the issue of securities invalid, is not established.

9. Terms and conditions of retirement and payment of yield under Bonds

9.1. The form of the Bonds retirement

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

9.2. Procedure and terms and conditions of the Bonds retirement, including the time period of repayment

The time period of the issue Bonds retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.
If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

Procedure and other terms and conditions of the Bonds retirement:

The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value. The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds' owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;*
- *taxpayer identification number (TIN)of the Bonds' owner;*
- *taxable status of the Bond's owner;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds' owner.*

The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").
The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.
In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.
In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.
Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:

a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of The Bonds nominee holder authorized to receive the repayment sums on the Bonds;
c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;
d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:
- Account number;
- The bank's name where the account is established;
- The bank's correspondent account where the account is established;
- The bank's identification code and the bank's TIN where the account is established.
e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;
f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.
The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.
In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.
Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.
On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

There are no other terms and conditions of the Bonds acquisition.

9.3. The procedure of determination of yield due under each Bond

Coupon (interest) period		Size of coupon (interest) yield
Start date	**End date**	
1. Coupon: First		
Start date of the	*The 182-nd (One*	*The size of coupon yield for each coupon is*

issue Bonds placement.	*hundred eighty second) day since the start date of the issue Bonds placement.*	*calculated by the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *Where,* *j - serial number of coupon period, j=1, 2, ...9, 10;* *Kj - the size of coupon yield for each Bond (rubles);* *Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles);* *Cj - the size of the interest rate of the j-th coupon, in per cent annual;* *T(j -1) - the start date of the j-th coupon period;* *T(j) - the end date of the j-th coupon period.* *The size of the coupon yield for each coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).* *The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.*

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

3. Coupon: Third

The 364-th (Three	*The 546-th (Five*	*The procedure of determining the size of the*

hundred sixty fourth) day since the start date of the issue Bonds placement.	***hundred forty sixth) day since the start date of the issue Bonds placement.***	***coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.***

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.	***The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the fourth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.***

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.	***The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.***

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.	***The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.***

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.	***The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.***	***The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.*** ***The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on***

		the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

9. Coupon: Ninth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.	*The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.	*The 1 820-th (One thousand eight hundred twentieth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

If the date of coupon yield payment for any of the ten coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.

On any day between the start date of the placement and the retirement date of the Bonds of this issue the size of accrued coupon yield (ACY) is calculated as per the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%),
Where:
j - serial number of coupon period, j=1,2,...9, 10;
Nom – unpaid part of the face value of one Bond as of the date of ACY calculation (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;
T – current date;
T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

9.3.1. The procedure of determining interest rates for the Bonds coupons:

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon.

3) Simultaneously with determination of the Bonds placement start date the Issuer may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...9). In case if the Issuer has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was made about the acquisition of the Bonds by the demand of their owners:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),..,10), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the date of payment of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons).

The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds upon the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period in case if the Issuer determines the rate of only one the i-th coupon, I=k).
The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

9.3.2. The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
This communication is also to be published in Supplement to "Russia's FSFM Herald".
Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest (coupon) size.

9.4. The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

Procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		Time period (date) of coupon (interest) yield payment	The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment
Start date	**End date**		

1. Coupon: First

The date of the Bonds placement start.	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.***	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than 7 (Seven) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the list of owners and Holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment"). The performance of obligations towards the owner being such as of the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of

owners and Holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.

In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:

- *full name /name, surname, patronymic name of the Bonds owner;*
- *the quantity of Bonds it owns;*
- *full name of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;*
- *requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;*
- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the paying agent with the list of owners and Holders of the Bonds drawn up as of the Date of making the list of owners and Holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:

a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;

b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;

c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;

d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code where the account is established;

e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;

f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of

requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon yield in favor of the Bonds owners and Holders.

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.*	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.

3. *Coupon:* Third

The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.	***The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.***	***The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.***	***The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.***	***The 910-th (Nine hundred tenth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.***	***The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.
The sixth coupon yield payment is made simultaneously with the repayment of the first 20 (twenty) per cent of the issue Bonds face value.

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.	***The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.***	***The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

The procedure of coupon (interest) yield payment:
The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment.
The seventh coupon yield payment is made simultaneously with the repayment of the second 20 (twenty) per cent of the issue Bonds face value.

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.	***The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.***	***The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business***

		payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	***day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment. The eighth coupon yield payment is made simultaneously with the repayment of the third 20 (twenty) per cent of the issue Bonds face value.			

9. Coupon: Ninth

The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.	***The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.***	***The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***
The procedure of coupon (interest) yield payment: The procedure of the ninth coupon yield payment is similar to the procedure of the first coupon yield payment. The ninth coupon yield payment is made simultaneously with the repayment of the fourth 20 (twenty) per cent of the issue Bonds face value.			

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.*	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: *The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.* *The tenth coupon yield payment is made simultaneously with the repayment of the fifth 20 (twenty) per cent of the issue Bonds face value.*			

9.5. Capability, terms and conditions of the bonds early redemption

The capability of the Bonds early redemption by the Issuer is not stipulated.

9.6. Information about the bonds paying agents

Retirement and payment of the bonds yield is made by the Issuer with the involvement of a paying agent.

Full brand name: ***Interregional commercial bank of communication and informatics development (open joint stock company)***
Abbreviated brand name: ***OJSC JSCB "Svyaz-Bank"***
Location: ***Russia, 125375, Moscow, Tverskaya str., 7***
The number of General license for carrying out banking activity of credit institution: ***1470***
Date of issue: ***15.11.2002***
Validity term: ***unlimited license***
Licensing body: ***Central Bank of Russian Federation***

License number: ***The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity***
Date of issue: ***December 28, 2004***
Validity term: ***till December 28, 2007***
Licensing body: ***Russia's FSFM***

The functions of the paying agent:

- ***To pay money, on behalf of, at the expense of and on the instructions of the Issuer, to the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds – to the Bonds owners and/or the Bonds Holders – in the amount, within the time period and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum. Any payments of money under the Bonds are made by the Paying agent only provided that the Issuer has transferred the money to the Issuer's account established with the Paying agent in the amount sufficient for making such payments.***
- ***To calculate the amounts of money due to payment to each of the persons (entities) authorized to receive retirement sums and coupon yield under the Bonds as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum.***
- ***To provide the Issuer with written reports about made payments under the Bonds as per the procedure and within the time period set forth by the contract concluded by and between the Issuer and the Paying agent.***
- ***To provide the owners and/or Holders of the Bonds with the information about the size, time period and terms and conditions of the Bonds coupon yield payment, and also about the dates and terms and conditions of the retirement of the appropriate portions of the Bonds face value.***
- ***To keep confidential the information obtained by the Paying agent in connection with the performance of its duties, if this information is not publicly available and is not subject to disclosure in accordance with Russian Federation statutory regulations.***

The Issuer may appoint other paying agents and cancel such appointments. Official communication of the Issuer about the appointment of additional paying agents and cancellation of such appointments is published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

9.7. Information about the bonds owners actions and the procedure of information disclosure in case of the bonds default

The Issuer's non-performance of the Bonds obligations is a material violation of terms and conditions of concluded credit contract (default) in case of:

- ***Delay in performance of obligation to pay the next Bonds interest (coupon) for the period over 7 (seven) days or the refusal to perform the said obligation;***
- ***Delay in performance of obligation to pay the Bonds principal debt amount for the period over 30 (thirty) days or the refusal to perform the said obligation.***

The performance of the related obligations with a delay, however within the above stated time periods, is a technical default.

Sanctions imposed on the issuer in case of the issuer's non-performance, improper performance of the bonds obligations:

In case of the Issuer's non-performance or improper performance of the Bonds obligations the penal sanctions applicable to the Issuer are defined by current legislation.

The procedure of applying a claim to the issuer, the persons (entities) bearing joint and several or subsidiary responsibility for the issuer's obligations in case of the issuer's non-performance or improper performance of the bonds obligations:

In case of the Issuer's non-performance or partial performance of obligations of payment (retirement) of portions of the Bonds face value and/or the Bonds coupon yield payment, the Bonds

owners have the right to claim from the Guarantor to pay the appropriate part of the Bonds face value and/or accrued coupon yield amount.

To exercise its rights to the Bonds guarantee the Bonds owner or the Bonds Holder on the instructions of the Bonds owner, as set forth in the contract between the owner and the Bonds Holder, takes the following actions:

1) Submits to the Depositary the instructions for the transfer of the Bonds due to retirement and/or for coupon yield payment in the section of its custody account designated for blocking the Bonds for payment (retirement) of the appropriate part of the Bonds face value and/or coupon yield payment, and provides the Guarantor with written claim about retirement and/or the Bonds coupon yield payment, indicating the following information:

- full name of the person (entity) authorized to receive the retirement sums and/or the Bonds coupon yield.

In case if the Bonds are transferred by the owner to the Bonds Holder and the Bonds Holder is authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, the full name of the Bonds Holder is to be indicated.

In case if the Bonds have not been transferred to the Bonds Holder and/or the Bonds Holder is not authorized by the owner to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield, full name of the Bonds owner (the owner's surname, name and patronymic name – for a natural person) is to be indicated;

- the quantity and the requisites (kind, series, the date and the number of state registration) of the Bonds accounted at the custody account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the face value and/or the Bonds coupon yield;

- location and the mail address of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- the name and the requisites of the bank account of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (the account's number; the bank's name where the account is established; the bank's correspondent account where the account is established; bank identification code where the account is established);

- taxpayer identification number (TIN) of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield;

- taxable status of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.);

- the essentials of the Issuer's non-performed obligations:

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the principal debt when repaying the first, the second, the third, the fourth or the fifth portions of the bonds face value";

"The Issuer did not pay to the Bonds owner or paid not in full during the time period set forth by the Decision on the securities issue, the securities Offering memorandum the coupon yield in the form of interest of the appropriate portion of the Bonds face value".

Obligations performance claim should be submitted to the Guarantor not later than 90 (Ninety) days since the day of occurrence of the related time period of the Issuer's obligations performance towards the Bonds owner forwarding this obligations performance claim.

The said claim should have attached the Depositary's report about the operations at the custody account of the owner or the Bonds Holder about the transfer of the Bonds to section of the custody account designated for the Bonds blocking for the payment (retirement) of the appropriate part of the Bonds face value and/or the coupon yield payment.

The claim laid by the owner being a legal entity or by the Bonds Holder on the instructions of the owner should be signed by executive head and chief accountant and affixed by the seal of the person (entity) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield. If the person laying the claim is a natural person, then this claim is signed by this person, herewith his signature is subject to notarization.

The claim is submitted to the Guarantor at its location or is sent to the mail address of the Guarantor by registered letter, courier mail or express mail.

2) The Guarantor within 5 (Five) days after the receipt of the said claim checks it for the compliance with terms and conditions of the Decision on the securities issue and Russian Federation legislation. In case of non-compliance of the essentials of the claim with terms and conditions of the Decision on the securities issue and/or Russian Federation legislation, the Guarantor has the right to refuse to meet the claim. In case, if the quantity of the Bonds stated in the claim is bigger than the quantity of the Bonds stated in the relevant Depositary's report about custody account operations, then the claim is met for the part of the Bonds quantity stated in the Depositary's report about custody account operations. In case, if the Bonds quantity stated in the claim is smaller than the bonds quantity stated in the relevant Depositary's report about custody account operations, then the claim is met for the part of the Bonds quantity stated in the claim. The Guarantor sends the refusal to meet the claim within two business days after the end of the time period set forth by this item for checking the claim's compliance with terms and conditions of the Decision on the securities issue and Russian Federation legislation.

3) The claim complying with terms and conditions of the Decision on the securities issue and Russian Federation legislation is met by the Guarantor within 10 (ten) days after its receipt by transferring the appropriate portion of the face value of the relevant quantity of the Bonds and/or coupon yield amount to the bank accounts of persons (entities) authorized to receive the payment (retirement) sums of the appropriate part of the Bonds face value and/or the Bonds coupon yield.

The Bonds acquisition means conclusion by the Bonds acquirer of the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in this section. Since the time of occurrence with the first owner of the rights to the Bonds, the contract in accordance with which the guarantee of the Bonds issue is provided on terms and conditions stated in this section, is considered to be concluded. Herewith the written form of the contract is considered to be observed. With the lapse of rights to the Bonds the acquirer is transferred the rights resulting from such guarantee, in the same volume and on the same terms and conditions that exist on the time of the lapse of the rights to the Bonds.

This guarantee becomes effective since the time of occurrence with the first owners of the Bonds of the rights to these Bonds and is valid till the Issuer's and/or Guarantor's full performance of obligations to pay (repay) all parts of the face value and to pay the Bonds coupon yield.

The Guarantor, who performed the obligations for the Issuer as regards the payment (retirement) of the appropriate portion of the face value and/or the Bonds coupon yield payment as per the procedure and terms and conditions stipulated by this section, is transferred the rights of the creditor for these obligations in the volume in which the Guarantor has met the claims of the owners and the Bonds Holders authorized to receive the retirement sum of the appropriate part of the Bonds face value and/or the Bonds coupon yield. Herewith, the documents confirming the creditor's rights are the register of claims laid to the Guarantor and the documents confirming the transfer of funds by the Guarantor in return of the appropriate part of the Bonds face value and/or the Bonds coupon yield.

The procedure of filing a suit to a court or arbitration court (jurisdiction and limitation period):

In case of the Issuer's non-performance of the Bonds obligations or of delay of performance of the related obligations (default) The Bonds owners may apply to the court (arbitration court or regular court) with the Issuer suit with the claim to repay the Bonds and/or to pay the yield provided by them, and also to pay the interest for untimely retirement of the Bonds in accordance with clauses 395 and 811 of Russian Federation Civil Code.

Total duration of limitation period as per clause 196 of Russian Federation Civil Code is set to be three years. In accordance with clause 200 of Russian Federation Civil Code running of the time period of the limitation period starts since the day when the person (entity) has learnt or should learn about the violation of its right.

The jurisdiction of civil cases to the courts is established by clause 22 of Russian Federation Civil judicial practice code. As per this clause regular courts preside and adjudicate adversary proceedings with participation of individuals, entities, governmental authorities, organs of local self-government about the protection of violated or disputed rights, liberties and legitimate interests under the disputes resulting from civil, labor, housing, land, environmental and other legal relations.

The jurisdiction of cases to arbitration court is established by clause 27 of Russian Federation Arbitration judicial practice code. In accordance with the said clause the arbitration court preside and adjudicate the cases of economic disputes and other cases related to entrepreneurial and other economic activities. The arbitration courts resolve economic disputes and try other cases with participation of organizations being legal entities, individuals carrying out entrepreneurial activity without forming a legal entity and having the status of an individual entrepreneur acquired as per the procedure established by law, and in cases provided by the code and other federal laws with participation of Russian Federation, subjects of Russian Federation, municipal formations, government agencies, organs of local self-government, other organs, office holders of formations not having the status of a legal entity and individuals not having the status of an individual entrepreneur.

The procedure of disclosing the information about non-performance or improper performance of obligations to repay and/or to pay the bonds yield:

The Issuer publishes the communication about the Bonds default during the time period not later than 5 (Five) days since the date of default occurrence on the news wire and at the web site in the Internet at: http://www.vt.ru The information should include the following:

- *The volume of non-performed obligations;*
- *The reason of obligations non-performance;*
- *Recitation of potential actions of the Bonds owners to meet their claims.*

The communication about the performance or the delay in the Issuer's performance of obligations to pay (retire) of the appropriate part of the Bond face value is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" as per the procedure and within the following time period since the date when the related obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

The communication about performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is published in the form of communication about material facts "Data on

accrued and (or) paid yield on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the related obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

10. Information about the bonds acquisition

Terms and conditions, and the procedure of the bonds acquisition:

The capability of the Bonds acquisition by the Issuer upon demand of their owner (s), and also under the agreement with their owner (s) with the possibility of their further circulation till the repayment date expiry is provided for.

I. Capability, procedure and terms and conditions of the issue bonds acquisition by the issuer upon the demand of their owners:

In case if after determining coupons' interest rates (in accordance with the above sub-items) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only of one i-th coupon, then i=k). The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution was passed to acquire the Bonds upon the demand of their owners:

- ***On the news wire – not later than 1 (one) day;***
- ***At the Issuer's web site in the Internet at: www.vt.ru – not later than 3 (Three) days.***

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the last 5 (Five) days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition and the procedure of its determination:

The date of the Bonds Acquisition upon the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition upon the demand of the Bonds owners:

1) The Bonds owner being a Participant of competitive tendering of Closed Joint Stock Company "Stock Exchange MICEX" (hereinafter "competitive tendering Participant" and "Exchange" correspondingly) is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs him to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) (hereinafter – "Agent") by registered letter a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").

The Notification should express the intent to sell to the Issuer the issuer's Bonds of this issue, and also contain the following information:

- Full name of the Bonds Holder;

- Full name of the Bonds owner (in case if the Bonds Holder –Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);

- State registration number and the date of state registration of the Bonds;

- The quantity of the Bonds offered for sale (in digits and in words).

The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.

The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation code T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.

The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.

The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.

In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.

In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.

The specified information will include:

- Full and abbreviated name of the trade organizer at securities market,
- Its location,
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the rules of the trade organizer.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the stated time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):
The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value in accordance with item 9.1.2.(I)Б) of the securities Offering memorandum. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.
Procedure of the issuer's disclosure of information about the bonds acquisition:
The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k)when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- The size of the Bonds coupon for the appropriate coupon period;
- The price at which the Issuer takes upon itself to acquire the Bonds under the demand of the Bonds owners;
- The procedure of the Bonds acquisition;
- The quantity of the Bonds being acquired (equal to 100% of the placed Bonds of the issue);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;
- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.
Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:
The Issuer's Board of directors in accordance with the Issuer's Charter may pass individual resolutions about the Bonds acquisition. Such resolution is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.
Time period of the bonds acquisition or the procedure of its determination:
The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate resolution of the Issuer's authorized body.

The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.
Procedure of the issuer's disclosure of information about the bonds acquisition:
Communication to the Bonds owners about the resolution adopted by the Issuer's authorized body about the Bonds acquisition under the agreement with their owners should be published by the Issuer within 5 (Five) days since the date of the Issuer's adoption of the appropriate resolution, but not later than 5 (Five) business days prior to the start of the time period of the Bonds acquisition as per the following procedure:

- ***On the news wire;***
- ***At the web site in the Internet at: http://www.vt.ru;***

The communication should include the following information:

- ***The date of passing the resolution about the Bonds acquisition;***
- ***The Bonds identification features, state registration number and the date of state registration of the Bonds issue;***
- ***Quantity of the Bonds being acquired;***
- ***The start date of the Bonds acquisition by the Issuer;***
- ***The end date of the Bonds acquisition;***
- ***The Bonds acquisition price or the procedure of its determination;***
- ***The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.***

Communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- ***On the news wire – not later than 1 (one) day;***
- ***At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;***
- ***In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.***
  The communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.

Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

There are no other terms and conditions of the Bonds acquisition.

11. Procedure of the issuer's disclosure of information about the issue (additional issue) of securities in accordance with Russian Federation legislation and the Standards of securities issue and registration of securities offering memoranda

The Issuer discloses the information about the Bonds issue in accordance with the requirements set forth by Federal law "On securities market", the Standards of securities issue and registration of securities offering memoranda approved by Russia's FSFM Order № 05-4/пз-н of 16.03.2005 and by the Provision about the disclosure of information by the issuers of issuing securities approved by Russia's FSFM Order № 05-5/пз-н of 16.03.2005 (hereinafter - Provision).
In case of change of Russian Federation legislation regulating the procedure and the time period of information disclosure by the issuers of issuing securities, the Issuer will be governed by the legislation effective at the time of information disclosure.

a) Communication about the adoption of the Issuer's authorized body of the resolution about the Bonds placement should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

b) Communication about the approval by the Issuer's authorized body of the Decision on the securities issue should be published by the Issuer in the form of communication about material fact "Data about adopting the decision by the Issuer's authorized body about the securities issue" as per the following procedure and within the time period since the date of making up the appropriate minutes:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

c) Communication about state registration of the Bonds issue and the procedure of accessing the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice of the registering authority about state registration of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".
Within the time period of not over than 3 (Three) days since the Issuer's receipt of written notice of the registering authority about state registration of the securities issue the Issuer is to publish the text of registered securities Offering memorandum at the web site in the Internet at http://www.vt.ru.
The text of registered securities Offering memorandum will be available in the Internet since the date of its publishing till the expiry of at least 6 months since the date of publishing the registered Report on the results of the securities issue in the Internet.

d) The Issuer ensures the access to the information contained in registered Decision on the securities issue and the securities Offering memorandum by providing all interested parties with the capability to get familiarized with the copies of registered Decision on the securities issue and the securities Offering memorandum and to get the copies of the specified documents at the following addresses:

OJSC "VolgaTelecom"
Location: Russian Federation, *603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*
Phone: *(831-2) 33-20-47, fax*
Fax: (831-2) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: *Russia, 125375, Moscow, Tverskaya str., 7*
Phone: (095) 771-32-60
Fax: (095) 975-24-66

The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not over 7 (Seven) days since the date of the request presentation.

e) The Issuer is to publish the communication about the start date of the Bonds placement as per the following procedure and within the time period:

- *On the news wire – not later than 5 (Five) days prior to the start date of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the start date of the Bonds placement.*

f) In case if the Issuer makes the decision about the change of the start date of the Bonds placement and the information about that date was disclosed as per the procedure set forth above, the Issuer is to publish the communication about the change of the start date of the Bonds placement on the news wire and at the web site in the Internet at: http://www.vt.ru not later than 1 (One) day prior to such date occurrence.

g) The communication about adoption by the Issuer's authorized body of the decision on determination of the rate for the first coupon of the Bonds is to be published by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and the time period since the date of the appropriate rate determination:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

h) In case if the Issuer makes a decision about introducing changes and/or addenda to the securities Offering memorandum and/or in case if the Issuer receives a written request (instructions, definition) of the government agency authorized as per Russian Federation legislation to take decision on the suspense of securities placement (hereinafter – authorized government agency), the Issuer is obliged to suspend the Bonds placement and to publish the communication about the Bonds placement suspense.

The communication about the bonds placement suspense should be published by the Issuer within the following time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about introducing changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum, or since the date of the

Issuer's receipt of the written request (instructions, definition) of the authorized government agency about the Bonds placement suspense:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

i) After registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum, adopting the decision about refusal of registration of such changes and/or addenda or the receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense) the Issuer is obliged to publish the communication about the Bonds placement resumption.

The communication about the Bonds placement resumption should be published by the Issuer within the following time period since the date of the receipt of the notice of the registering body about the registration of changes and/or addenda to the Decision on the securities issue and/or the securities Offering memorandum or adopting of the decision about refusal of registration of such changes and/or addenda, or since the date of the Issuer's receipt of the written request (instructions, definition) of the authorized government agency about permission to resume the Bonds placement (termination of effect of grounds for the Bonds placement suspense):

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Herewith, the publishing in the Internet and also in printing mass medium is made only after the publication on the news wire.

Additionally the Issuer is to send the appropriate communication to the registering body.

The Bonds placement resumption prior to publishing the communication about the Bonds placement resumption in a periodical is not allowed.

j) The communication about the Bonds placement completion should be published within the following time period since the last day of the placement period set forth by the Decision on the securities issue, and in case when all the Bonds are placed before this period expiry – since the date of placement of the last Bond of the issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

k) The communication about state registration of the Report on the results of the securities issue should be published by the Issuer in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the securities issue:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

Within the time period not over than 3 (Three) days since the date of the Issuer's receipt of the written notice of the registering body about state registration of the report on the results of the

securities issue the Issuer is to publish the text of registered Report on the results of the securities issue at the web site in the Internet at: http://www.vt.ru.
The text of registered Report on the results of the securities issue should be available in the Internet for at least 6 (Six) months since the date of its publishing in the Internet.
The Issuer ensures the access to the information contained in registered Report on the results of the securities issue by providing all interested parties with the capability to get familiarize with the copies of registered Report on the results of the securities issue and to get its copy at the following addresses:
OJSC "VolgaTelecom"
Location: Russian Federation, *603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi*
Phone: *(831-2) 33-20-47, fax*
Fax: (831-2) 30-67-68

OJSC JSCB "Svyaz-Bank"
Location: *Russia, 125375, Moscow, Tverskaya str., 7*
Phone: (095) 771-32-60
Fax: (095) 975-24-66
The Issuer is obliged to provide the copies of the specified documents to the Bonds owners and to other interested parties upon their request for a fee not exceeding the costs for the copying of the said documents within the time period not over 7 (Seven) days since the date of the request presentation.

l) In case the issue is recognized as failed or invalid the Issuer is to publish the information in the form of communication about material fact "Data about the issue of securities by the issuer" as per the following procedure and within the time period since the date of the Issuer's receipt of written notice (definition, decision) of the authorized state body on the acknowledgement of the securities issue as failed or invalid:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

m) The information about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and within the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of appropriate coupons) under the Bonds was passed:

- *On the news wire – not later than 1 (One) day,*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).

n) The communication about the Issuer's adopted resolution to acquire the Bonds, including the information about serial numbers of coupons the interest rate for which is determined to be equal to the interest rate for the first coupon, and also the serial number of coupon period (i) when the Bonds owners may demand the Issuer's Bonds acquisition should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session)

of the Issuer's authorized body when the resolution about the Bonds acquisition by the demand of their owners was passed:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

o) The communication about the Issuer's adopted resolution to acquire the Bonds, including the information about serial numbers of coupons the interest rate of which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition by the demand of their owners was passed:

- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

p) The communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

q) The communication about the Bonds default is to be published by the Issuer within the time period not later than 5 (Five) days since the time of default occurrence on the news wire ant at the web site in the Internet at: http://www.vt.ru, the information includes the following:

- *The volume of non-performed obligations;*
- *The reason of obligations non-performance;*
- *Recitation of potential actions of the Bonds owners to meet their claims.*

r) The communication about the performance or delay in the Issuer's performance of obligations to pay (repay) the appropriate part of the Bonds face value is to be published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" as per the following procedure and within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

s) The communication about the performance or delay in the Issuer's performance of obligations to pay the Bonds coupon yield is to be published in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" within the time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".

t) The communication to the Bonds owners about the Issuer's authorized body adopted decision about the Bonds acquisition under the agreement with their owners should be published within 5

(five) days since the date of the Issuer's adoption of the appropriate decision, but not later than 5 (Five) business days prior the start date of the Bonds acquisition as per the following procedure:

- *On the news wire*
- *At the web site in the Internet at: http://www.vt.ru;*

The communication should include the following information:

- *The date of passing the resolution about the Bonds acquisition;*
- *The Bonds identification features, state registration number and the date of state registration of the Bonds issue;*
- *Quantity of the Bonds being acquired;*
- *The start date of the Bonds acquisition by the Issuer;*
- *The end date of the Bonds acquisition;*
- *The Bonds acquisition price or the procedure of its determination;*
- *The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.*

u) In case of occurrence of other material facts affecting the Issuer's financial-economic activity the information about such facts will be published by the Issuer in accordance with Russian Federation legislation effective at the time of the appropriate material fact occurrence.

v) The Issuer's official communication about the appointment of additional paying agents and about cancellation of such appointments is to be published by the Issuer on the news wire and at the Issuer's web site in the Internet at: http://www.vt.ru within 5 (Five) days since the date of making such appointments or their cancellation.

w) In case of change of data about the entity that provided the guarantee under the issue Bonds, and also in case of change of terms and conditions of the guarantee provision for the Bonds obligations performance by the reasons that are out of control of the Issuer or the Bonds owners, including on account of reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- *On the news wire – within 5 (five) days;*
- *At the web site in the Internet at: http://www.vt.ru – after publishing the communication on the news wire.*

x) In case of availability of data that may materially affect the Issuer's securities cost (listed in Section 8.6 of the Provision) the information about them is to be disclosed by the Issuer within the following time period since the time of the related event occurrence:

- On the news wire – not later than 1 day;

- At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 days.

The disclosed information should be available during for at least 6 months since the date of its publishing in the Internet.

Prior to sending the communication to an information agency for posting on the news wire this communication is to be sent to the trade Organizer at securities market.

Any information that may materially affect the cost of publicly offered and/or being in public circulation securities of the Issuer should be published by the Issuer on the news wire prior to its disclosure by other methods.

The copy of communication being sent by the Issuer to the information agency for posting on the news wire during the same day is to be sent to the authorized registering body, its authority being to register the issue of the Issuer's securities, by mail or by other method in accordance with the legislation' s requirements.

Communications about material facts and data that may materially affect the cost of the Issuer's

securities should be sent by the Issuer to the registering body within the time period not more than 5 days since the time of the specified fact occurrence. The text of communication about material fact should be available at the web site in the Internet during for at least 6 months since the date of its publishing.

12. Data on ensuring the performance of obligations under the issue bonds

12.1. Data on the entity providing guarantee of the bonds obligations performance

Full brand name: ***Limited Liability Company "Volga-Finance"***
Abbreviated brand name: ***LLC "Volga-Finance"***
Security's location: ***603053, RF, Nizhny Novgorod city, Lesnaya str., 8.***
The date of the security's state registration: ***24.08.2005***
Basic state registration number: ***1055227077245***

There should be indication to availability (lack of) with the entity providing the guarantee under the bonds or taking upon itself by the entity providing the guarantee under the bonds of the duty to disclose the information about its financial-economic activity, including in the form of quarterly report and communications about material facts (events, actions) affecting financial-economic activity. ***There is no duty to disclose the information.***

12.2. Conditions of ensuring the bonds obligations performance

Kind of guarantee (method of provided guarantee): ***Surety***

The amount of guarantee (rubles): ***3 000 000 000 (Three billion) rubles, and also total coupon yield under 3 000 000 (Three million) Bonds.***

Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER

of providing guarantee in the form of surety for the purposes of BT-2 series bonds issue

Nizhny Novgorod city ***September 29, 2005***

1. Terms and definitions.

1.1. The "Offer" – this OFFER.
1.2. The "Company" – Limited Liability Company "Volga-Finance".
1.3. The "Bonds" – interest bearing certified bearer bonds to the number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, being issued by the Issuer in accordance with the Issuing Documents.
1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.
1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".
1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).
1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.
1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.
1.9. "Ceiling Amount" – 3 000 000 000 (Three billion) rubles, and also the amount making up the total coupon yield under 3 000 000 (Three million) Bonds.
1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.
1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.

1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of items 3.2. - 3.6. of the Offer.
1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.
1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. The Offer's subject-matter and nature. Terms and conditions of its acceptance.

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.2. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay the appropriate part of the face value, the Bonds coupon yield to the Bonds owners on the following terms and conditions:
The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.
The Company's responsibility for the Issuer's Obligations is joint.
The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- *The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;*
- *The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.*

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.3. Obligations Performance Claim should meet the following conditions:

3.3.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);
3.3.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the volume of Outstanding Obligations in regard to the Bonds owner sending this Obligations Performance Claim;
3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the Bonds owner or paid not in full within the time period established by the Issuing Documents:
- the appropriate part of the face value at the Bonds retirement;
- the coupon yield in the form of interest to the Bonds face value;
3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's presentation is the date of the Claim's receipt by the Company;
3.3.5. Obligations Performance Claim should have attached the extract from CUSTODY account with NDC, or with depositaries being depositors in relation to NDC, as of the Date of NDC's making up the list of bonds owners for the payment of coupon yield/bonds retirement determined in accordance with terms and conditions of Issuing Documents. This extract certifies the rights of the Bonds owner to its Bonds;
3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company examines the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections that could have been provided by the Issuer to the Obligations Performance Claim and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not examine Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company meets the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) examination makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.2. The surety stipulated by the Offer is terminated:

4.2.1. Upon expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;
4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;
4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;
4.2.4. On other grounds established by Russian Federation active legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and are understood and construed in accordance with them.
5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with active legislation.
5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.
5.4. The disputes relative to the Offer are subject to examination in Arbitration court of Nizhny Novgorod oblast.

6. The Company's addresses and bank requisites.

Registered office:	*603053, RF, Nizhny Novgorod city, Lesnaya str., 8.*
TIN	*5256054967*
Settlement account	*40702810024000012580*
Bank's name	*Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city.* *BIC 042202837*
Correspondent account	*30101810200000000837*

Signatures:

General Director of LLC "Volga-Finance"
/N.M. Shuleshov/

LS

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other): ***In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:***

- ***On the news wire – within 5 (five) days;***

- *At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.*

Secured bond entitles its owner with the rights arising from such guarantee.
With the lapse of rights to a secured bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.
The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the bond.
The contract of suretyship that ensures the bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

13. The Issuer undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

14. The entity that provided the guarantee for the bonds – Limited Liability Company "Volga-Finance" undertakes to ensure the Issuer's obligations performance to the Bonds owners in case of the Issuer's refusal to perform the obligations or delay in performance of the appropriate obligations under the bonds in accordance with terms and conditions of provided guarantee.

15. Other data provided for by the Standards for securities issue and registration of securities offering memoranda.

The Bonds are allowed for free circulation at stock exchange and over-the-counter markets.
At over-the-counter market the Bonds are circulating without limitations.
There are no other data provided for by the Standards for securities issue and registration of securities offering memoranda.

SPECIMEN of
The Certificate of OJSC "VolgaTelecom" inconvertible interest bearing certified bearer Bonds of BT-2 series with obligatory central storage

SPECIMEN (face)

Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

The issuer's mail address: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

C E R T I F I C A T E

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand)rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, the bonds being placed by public offering.

State registration number of the bonds issue:

	–			–					–		–				

Of «____» ____________ 2005

Open Joint Stock Company "VolgaTelecom" (hereinafter - the Issuer) undertakes to ensure the rights of securities owners, provided they observe the procedure for exercising such rights, as established by Russian Federation legislation.

This certificate proves the rights to **3 000 000 (Three million) bonds** of the face value of **1 000 (One thousand) rubles** each, of the total face value of **3 000 000 000 (Three billion) rubles.**

Total quantity of issued bonds with this state registration number: **3 000 000 (Three million) bonds.**

This certificate proves the rights to the bonds being **bearer issuing securities.**

This certificate is transferred to storage to **Non-commercial Partnership "National Depositary Center"** (hereinafter – the Depositary) performing obligatory central storage of the bonds certificate.

The Depositary's location: Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

The Depositary's mail address: Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

General Director of
Open Joint Stock Company "VolgaTelecom" __________________ S.V. Omelchenko

«____» ____________ 2005 LS

Chief accountant of
Open Joint Stock Company "VolgaTelecom" __________________ N.I. Popkov

«____» ____________ 2005 LS

The entity that provided the guarantee on the issue bonds: **Limited Liability Company "Volga-Finance"**
General Director ____________________
N.M. Shuleshov
«____» ________________ 2005 **LS**

The Bonds owners rights:

The Bond owner has the right to receive all parts of the Bond's face value in the procedure and at dates, established in item 9 of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

The Bond owner has the right to receive fixed interest of the appropriate part of the Bond face value (coupon yield), the interest size being defined according to the procedure indicated in item 9.3. of the Decision on the securities issue, item 9.1.2 (I) of the securities Offering memorandum, and the interest payment dates being defined in item 9.4 of the Decision on the securities issue, item 9.1.2.(I) of the securities Offering memorandum.

The Bond owner has the right to receive the appropriate part of the face value at the Issuer's reorganization, liquidation or bankruptcy in the procedure stipulated by Russian Federation current legislation. The Bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond. The Bond owner, who bought the Bond at initial placement, has no right to make transactions with the Bond till the moment of registration of the report on the results of the securities issue according to effective Russian Federation legislation.

All the Issuer's debts with respect to the present issue Bonds will be legally equal and equally subject to compulsory implementation in regard to all Bonds owners.

In case of the Issuer's non-performance of obligation on the payment of coupon yield and/ or appropriate part of the Bonds face value (including default, technical default), the owners and/or nominee holders of the Bonds, if the nominee holders are duly authorized by the Bond owners, have the right to approach the Issuer with the claim to pay coupon yield and /or appropriate part of the Bonds face value and interest according to article 395 of Russian Federation Civil Code, and also to apply to the court (arbitration court). If the Issuer fails to meet the obligation on the payment of coupon yield and/or appropriate part of the Bonds face value, the Bonds owners also have the right to claim the payment of coupon yield and/or of the appropriate part of the Bonds face value from the person (entity) who have provided guarantee for the Bonds issue in the procedure stipulated in item 12 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

The entity that provided the guarantee for this issue of the Bonds is Limited Liability Company "Volga-Finance".

Location: 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.

Mail address: 603000, RF, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.

Taxpayer Identification Number: 5256054967

The data about ensuring performance of obligations of payment of coupon yield and the appropriate portion of the Bonds face value and the procedure of actions of owners and/or nominee holders of the Bonds in case of the Issuer's refusal to perform its obligations of payment of coupon yield and/or the appropriate portion of the Bonds face value (including default, technical default) are described in item 9.7 of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

If the rights to the Bonds are transferred, the rights resulting from the provided guarantee are transferred to the new owner. The transfer of rights resulting from the provided guarantee without the transfer of rights to the Bond is invalid.

The Bond owner has the right to be paid back the invested funds in case if the Bonds issue is recognized as aborted or invalid.

The Bond owner has the right to exercise other rights stipulated by Russian Federation legislation.

__Data on the entity providing guarantee of the bonds obligations performance:__

Full brand name: Limited Liability Company "Volga-Finance"
Abbreviated brand name: LLC "Volga-Finance"
Security's location: 603053, RF, Nizhny Novgorod city, Lesnaya str., 8.
The date of the security's state registration: 24.08.2005
Basic state registration number: 1055227077245
There should be indication to availability (lack of) with the entity providing the guarantee under the bonds or taking upon itself by the entity providing the guarantee under the bonds of the duty to disclose the information about its financial-economic activity, including in the form of quarterly report and communications about material facts (events, actions) affecting financial-economic activity.
There is no duty to disclose the information.

__Conditions of ensuring the bonds obligations performance:__

Kind of guarantee (method of provided guarantee): Surety
The amount of guarantee (rubles): 3 000 000 000 (Three billion) rubles, and also total coupon yield under 3 000 000 (Three million) Bonds.
Terms and conditions of guarantee provision and the procedure of realization of the bonds owners' rights under the provided guarantee:

OFFER
of providing guarantee in the form of surety for the purposes of BT-2 series bonds issue

Nizhny Novgorod city **September 29, 2005**

1. Terms and definitions.

1.1. The "Offer" – this OFFER.
1.2. The "Company" – Limited Liability Company "Volga-Finance".
1.3. The "Bonds" – interest bearing certified bearer bonds to the number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, being issued by the Issuer in accordance with the Issuing Documents.
1.4. The "Issuing Documents" – the Decision on the securities issue; the securities Offering memorandum and the Bonds certificate.
1.5. The "Issuer" – Open Joint Stock Company "VolgaTelecom".
1.6. "Federal Service" – Federal Service for Financial Markets (Russia's FSFM).
1.7. The "Event of Obligations Non-performance" – the event described in item 3.1. of the Offer.
1.8. The "Issuer's Obligations" – the Issuer's obligations to the Bonds owners as defined by item 3.1. of the Offer.
1.9. "Ceiling Amount" – 3 000 000 000 (Three billion) rubles, and also the amount making up the total coupon yield under 3 000 000 (Three million) Bonds.
1.10. "Issuer's Obligations Performance Time" – anyone specified in item 3.1. of the Offer.
1.11. "Outstanding Obligations Volume" - the volume in which the Issuer did not perform the Issuer's Obligations.
1.12. "Obligations Performance Claim" – the demand of the Bonds owner to the Company meeting the conditions of items 3.2. - 3.6. of the Offer.
1.13. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary.

1.14. "Underwriter" - "Interregional Joint-Stock Commercial Bank of communication and informatics development" (Open Joint Stock Company).

2. The Offer's subject-matter and nature. Terms and conditions of its acceptance.

2.1. By this Offer the Company is proposing to any party intending to acquire the Bonds to conclude the contract with the Company about the Company's provision, in accordance with legislation, the Company's Charter and the Offer's terms and conditions, of guarantee in the form of surety for the purposes of the Bonds issue.

2.2. The Offer is public and expresses the Company's will to conclude contract of suretyship on terms and conditions specified in the Offer with any Bonds acquirer.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period established for the Offer's acceptance.

2.4. All terms and conditions of the Offer are to be fully included into the Issuing Documents. The Offer shall be considered as received by the addressee at the time when the Issuer provides all potential acquirers of Bonds with the capability to access the information about the Bonds issue contained in the Issuing Documents and to be disclosed in compliance with Federal Law "On securities market" and statutory acts of the Federal Service.

2.5. The Offer may be accepted only by acquiring one or several Bonds according to the procedure, on terms and conditions and within the time period established by the Issuing Documents. The Bonds acquisition means that the acquirer of Bonds concludes the contract of guarantee with the Company, under which the Company undertakes to the Bonds acquirer to be responsible for the Issuer's performance of its obligations to the Bonds acquirer on terms and conditions established by the Offer. With the lapse of rights to the Bond the acquirer (new owner) receives the rights under the said contract of guarantee in the same scope and on the same terms and conditions that exist as of the time of the lapse of the rights to the Bond.

3. The Company's obligations. The procedure, terms and conditions of their performance.

3.1. The Company takes upon itself the responsibility of the Issuer's performance of its obligations to pay the appropriate part of the face value, the Bonds coupon yield to the Bonds owners on the following terms and conditions:
The limit size of the Company's responsibility for the Issuer's Obligations is restricted by the Ceiling Amount.
The Company's responsibility for the Issuer's Obligations is joint.
The Company takes upon itself to perform for the Issuer the Issuer's Obligations in the part in which the Issuer did not perform and/or performed not in full the Issuer's Obligations in the following cases:

- The Issuer did not pay or paid not in full the appropriate part of the Bonds face value in the amount, as per the procedure and within the time period defined by the Issuing Documents to the Bonds owners;
- The Issuer did not pay or paid not in full the Bonds coupon yield in the amount and within the time period defined by the Issuing Documents to the Bonds owners.

3.2. The Company takes upon itself in accordance with the Offer's terms and conditions to perform the Issuer's outstanding Obligations in the Volume of Outstanding Obligations and within the limits of the Ceiling Amount. The Volume of Outstanding Obligations is determined by the Company in accordance with Obligations Performance Claims received from the Bonds owners, these Claims being executed as per item 3.3. of this Offer.

3.3. Obligations Performance Claim should meet the following conditions:

3.3.1. Obligations Performance Claim should be presented to the Company in written form and signed by the Bonds owner (its authorized persons);
3.3.2. Obligations Performance Claim should contain: surname, name and patronymic name or full name of the Bonds owner, its TIN, taxable status, place of residence (location), its bank account requisites, the volume of Outstanding Obligations in regard to the Bonds owner sending this Obligations Performance Claim;
3.3.3. Obligations Performance Claim should indicate that the Issuer did not pay to the Bonds owner or paid not in full within the time period established by the Issuing Documents:
- the appropriate part of the face value at the Bonds retirement;
- the coupon yield in the form of interest to the Bonds face value;
3.3.4. Obligations Performance Claim should be laid to the Company not later than 90 days since the date of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owner who is sending this Obligations Performance Claim. Herewith, the date of the Claim's presentation is the date of the Claim's receipt by the Company;
3.3.5. Obligations Performance Claim should have attached the extract from CUSTODY account with NDC, or with depositaries being depositors in relation to NDC, as of the Date of NDC's making up the list of bonds owners for the payment of coupon yield/bonds retirement determined in accordance with terms and conditions of Issuing Documents. This extract certifies the rights of the Bonds owner to its Bonds;
3.3.6. Obligations Performance Claim and the documents attached to it should be sent to the Company by registered letter, courier mail or express mail.

3.4. The Company examines the Obligations Performance Claim within 14 (Fourteen) days since the end day of the time period of 90 (Ninety) days established by item 3.3.4. of the Offer. Herewith, the Company is in the right to raise any objections that could have been provided by the Issuer to the Obligations Performance Claim and the Company does not fall from the right to these objections even in case if the Issuer waived of them or acknowledged its debt.

3.5. The Company does not examine Obligations Performance Claims laid to the Company later than 90 (Ninety) days since the day of occurrence of the related Issuer's Obligations Performance Date in regard to the Bonds owners who sent this Obligations Performance Claim.

3.6. In case the Company meets the Obligations Performance Claim, the Company notifies the Bonds owner about it and within 30 (Thirty) days since the expiry date of the time period for the Obligations Performance Claim (item 3.4. of the Offer) examination makes the payment in accordance with the Offer's terms and conditions to the bank account of the Bonds owner whose requisites are provided in the Obligations Performance Claim.

4. Surety validity term.

4.1. The Company's surety stipulated by the Offer becomes effective since the time of the Bonds acquirer's conclusion of the contract of suretyship with the Company in accordance with item 2.5. of the Offer.

4.2. The surety stipulated by the Offer is terminated:
4.2.1. Upon expiry of 90 (Ninety) days since the day of occurrence of the Issuer's Obligations Performance Date, if during this period the Bonds owner will not lay Obligations Performance Claim as per the procedure stipulated by this Offer;
4.2.2. Proper performance by the Company of its obligations to the Bonds owners who laid their Obligations Performance Claims as per the procedure and within the time period set forth by this Offer;

4.2.3. In case of change of the time period of the Issuer's Obligations performance, of extension of such time period, of any prolongation of the Issuer's Obligations or their any restructuring in any form, and also in case of any other change of the Issuer's Obligations resulting in increase of responsibility or other unfavorable consequences for the Company, if all these changes were made without the Company's consent;

4.2.4. On other grounds established by Russian Federation active legislation.

5. Other terms and conditions.

5.1. All the issues of relations of the Company and the Bonds owners concerning the Bonds and not regulated by the Offer are governed by the Issuing Documents and are understood and construed in accordance with them.

5.2. In case of non-performance or improper performance of its obligations under the Offer, the Company is responsible in accordance with active legislation.

5.3. The Company is not responsible to the Issuer's creditors under the obligations of third parties that furnished guarantee to the Issuer for the purposes of the Bonds issue even if such third parties furnished such guarantee jointly with the Company.

5.4. The disputes relative to the Offer are subject to examination in Arbitration court of Nizhny Novgorod oblast.

6. The Company's addresses and bank requisites.

Registered office:	603053, RF, Nizhny Novgorod city, Lesnaya str., 8.
TIN	5256054967
Settlement account	40702810024000012580
Bank's name	Branch of OJSC "Vneshtorgbank" in Nizhny Novgorod city. BIC 042202837
Correspondent account	30101810200000000837

Signatures:
General Director of LLC "Volga-Finance"
/N.M. Shuleshov/

LS

Notification procedure about the changes of terms and conditions of secured Bonds obligations performance (reorganization, liquidation or bankruptcy of the entity that provided the guarantee, other):

In case of change of data about the entity that provided guarantee for the issue Bonds, and also in case of change of terms and conditions of guarantee of the Bonds obligations performance by the reasons that are out of control of the Issuer or the secured Bonds owners, including due to reorganization, liquidation or bankruptcy of the entity that provided the guarantee, the Issuer is to publish the information about it within the following time period since the date of the event occurrence:

- ***On the news wire – within 5 (five) days;***
- ***At the web site in the Internet at: http://www.vt.ru – after the communication's publication on the news wire.***

Secured bond entitles its owner with the rights arising from such guarantee.
With the lapse of rights to a secured bond a new owner (acquirer) is transferred all the rights resulting from such a guarantee.
The transfer of rights accrued from provided guarantee is invalid without the transfer of rights to the bond.

The contract of suretyship that ensures the bonds obligations performance is considered to be concluded since the time of occurrence of rights to such bonds with their first owner, herewith the written form of the contract of suretyship is considered to be observed.

The time period of securities placement:

The date of the start of the Bonds placement is set by the Issuer's authorized body. Herewith the placement cannot be started prior to the expiry of two weeks since the date of publishing the communication about state registration of the securities issue and about the procedure of access to the information contained in the securities Offering memorandum (hereinafter – "communication about state registration of the Bonds issue"), in accordance with the requirements of Federal law "On securities market" and normative legal acts of federal body of executive authority for securities market. The communication about state registration of the Bonds issue and about the procedure of access to the information contained in the securities Offering memorandum should be published by the Issuer in the form of communication about material fact "Data about the issuer's issue of securities" as per the following procedure and time period since the date of receipt by the Issuer of a written notification of the registration body about state registration of the securities issue:

- *On news wire of information agencies authorized by federal body of executive authority for securities market to disclose the information at the securities market (hereinafter – news wire) – not later than 1 (One) day;*
- *At the Issuer's web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

This communication is also to be published in "Supplement to Russia's FSFM Herald".

The Issuer publishes the communication about the date of the start of the Bonds placement as per the following procedure and time period:

- *On news wire – not later than 5 (Five) days prior to the date of the start of the Bonds placement;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 4 (Four) days prior to the date of the start of the Bonds placement.*

The date of the placement end or the procedure of its determination:

The date of the placement end is an earlier one of the following dates:
a) The 15-th (fifteenth) business day since the date of the start of the Bonds placement;
b) The date of placement of the last Bond of the issue.
Herewith the date of the placement end cannot be later than one year since the date of the state registration of the Bonds issue.

The method of securities placement:

Public offering.

Price (prices) or procedure of determining offering price of the securities:

The price of the Bonds offering on the first and the next days of offering is set to be equal to the face value and is 1 000 (One thousand) rubles per a Bond. Starting since the second day of the offering of the issue Bonds the purchaser when making the Bonds purchase and sales transaction also pays the Bonds' accrued coupon yield (ACY) defined by the following formula:

$ACY = Nom * C * ((T - T0)/ 365)/ 100\%$
Where:

ACY – accrued coupon yield, rubles;
Nom – the face value of one Bond, rubles;
C - the size of interest rate for the first coupon, per centum per annum;
T - the date of the Bonds' offering on which ACY is calculated;
T0 - the date of the Bonds' offering start.

The amount of accrued coupon yield on a per-Bond basis is determined within the accuracy of one kopeck (rounding is made as per mathematical rounding rules). Herewith mathematical rounding rule means the method of rounding when the value of integral kopeck (integral kopecks) does not change if the first digit after the digit to be rounded is equal to 0 to 4, and changes increasing by one, if the first digit after the digit to be rounded is equal to 5 to 9.

<u>The procedure and the form of payment</u>
The form of payment for the securities being placed:
The Bonds are paid for by monetary means in Russian Federation currency by non-cash method.
The capability of payment by installments for the Bonds of the issue is not stipulated. The Bonds are placed subject to their payment in full.

The procedure of payment for the securities being placed:
Money settlements under the transactions with the Bonds are made by the buyers not being the Participants of the Exchange competitive tendering via the Participants of the Exchange competitive tendering. Money settlements between the Issuer and the Participants of the Exchange competitive tendering are made by non-cash method via MICEX Clearing House.
Money received from the Bonds floatation is placed at the Underwriter's (intermediary at the Bonds floatation) account with MICEX Clearing House; the Underwriter is: Interregional commercial bank of communication and informatics development (open joint stock company).
The requisites of accounts where the money for the issue securities payment should be transferred to:
Account name - Interregional commercial bank of communication and informatics development (open joint stock company), OJSC JSCB "Svyaz-Bank"
Account number: 30401810800100000752
Credit institution:
Full name: Nonbank Credit Institution Closed Joint Stock Company "Clearing House of Moscow Interbank Currency Exchange"
Abbreviated name: NCI CJSC "CH MICEX"
Location: Russian Federation, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, str.8
Mail address: Russian Federation, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, str.8
BIC: 044583505
Correspondent account: 30105810100000000505

The settlements under the Bonds purchase and sale transactions during the Bonds placement are made on "delivery versus payment" terms.
The requirements to money reservation, including the documents executed during this reservation, are set forth by regulatory documents of clearing organization – CJSC MICEX.
When the transaction is made the procedure of control of its security is carried out.

Other terms and conditions, the procedure of payment for the issue securities:
The Participants of the Exchange competitive tendering in the course of which the bids during the Bonds placement were not accepted (were accepted partially) have the right to withdraw the reserved but not used the money for the purchase of the Bonds from MICEX Clearing House. The money is withdrawn as per the procedure and during the time period established by regulatory documents of clearing organization – CJSC MICEX.

The money placed at the Underwriter's account with MICEX Clearing House is transferred by it to the Issuer's account during the time period defined by the relevant contract between the Underwriter and the Issuer.

The procedure of the Bonds retirement:

The procedure and other terms and conditions of the Bonds retirement:
The retirement of appropriate part of the Bonds' face value is made by the paying agent on the instructions of and for the account of the Issuer (hereinafter - Paying agent).
It is presumed that nominee holders – Depositary's depositors are authorized to receive the repayment sums of the appropriate part of the Bonds' face value. The Bonds owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of data provided by them and bear all risks related to this.
The Issuer performs its obligations on the Bonds retirement on the basis of the list of owners and/or nominee holders, the specified list being provided by NDC (hereinafter – "the List of owners and/or nominee holders").
NDC depositor not authorized by its clients to receive the repayment sums of each part of the Bonds' face value, not later than 7 (seven) business days prior to the repayment date of each part of the Bonds' face value, provides to NDC the list of the Bonds owners, this list should contain all the requisites specified below in the List of owners and/or nominee holders of the Bonds.
In case if there are non-residents and /or natural persons among the owners who have authorized nominee holder to receive the repayment sums under the Bonds, then the nominee holder is obliged to indicate the following information with respect to such entities (persons) in the list of the Bonds owners:
- full name /name, surname, patronymic name of the Bonds' owner;
- the quantity of Bonds it owns;
- full name of the person (entity) authorized to receive repayment sums under the Bonds;
- the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;
- requisites of bank account of the entity (person) authorized to receive repayment sums under the Bonds;
- taxpayer identification number (TIN)of the Bonds' owner;
- taxable status of the Bond's owner;
If the Bonds' owner is a legal non-resident entity:
- personal identification number (PIN) – if available;
If the Bonds' owner is a natural person:
- type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;
- number of state pension insurance certificate of the Bonds owner (if available);
- TIN of the Bonds owner (if available);
- day, month and year of birth of the Bonds' owner.
The repayment of the appropriate part of the Bonds' face value is made in favor of the Bonds owners being such as of the end of the NDC business day, preceding the 6-th (sixth) business day prior to the repayment date of the appropriate part of the Bonds' face value (hereinafter – "The date of making up the List of owners and/or nominee holders of the Bonds").
The repayment of the appropriate part of the Bonds' face value with respect to the owner included into the List of owners and/or nominee holders of the Bonds is recognized to be proper including the case when the Bonds are alienated after the date of making up the List of owners and/or nominee holders of the Bonds.
In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the nominee holder.

In case when nominee holder does not keep record of the owners rights to the Bonds and the nominee holder is not authorized by the owner to receive repayment sum on the Bonds, then the entity (person) authorized to receive repayment sums on the Bonds is the owner.

Not later than on the 4-th (fourth) business day prior to the date of repayment of the appropriate part of the Bonds' face value NDC provides the Issuer and the Paying agent with the List of owners and /or nominee holders of the Bonds, the specified List includes the following data:

a) Full name of the entity (person) authorized to receive the repayment sums on the Bonds;

b) The quantity of the Bonds tallied at the owner's custody accounts or at interdepositary account of The Bonds nominee holder authorized to receive the repayment sums on the Bonds;

c) The location and the mail address of the entity (person) authorized to receive the repayment sums on the Bonds;

d) Requisites of the bank account of the entity (person) authorized to receive the repayment sums on the Bonds, and namely:

- account number;

- the bank's name where the account is established;

- the bank's correspondent account where the account is established;

- the bank's identification code and the bank's TIN where the account is established.

e) Taxpayer identification number (TIN) of the entity (person) authorized to receive the repayment sums on the Bonds;

f) Taxable status of the owner and of the entity (person) authorized to receive the repayment sums on the Bonds.

The Bonds owners, their authorized entities (persons), including NDC depositors are obliged to timely provide necessary data to NDC and independently keep track of completeness and actuality of data provided to NDC, and they bear all risks related to non-providing/untimely providing of the data.

In case of non-providing or untimely providing to NDC of the information necessary for the Issuer's performance of obligations under the Bonds, the performance of such obligations is carried out to the entity (the person) who made the claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer meets the obligations under the Bonds on the basis of NDC data, in this case the Issuer's obligations are considered to be performed in full and in the proper way. In case if the bank account requisites and other information necessary for the Issuer's performance of obligations under the Bonds, and provided by the owner or nominee holder or available at the Depositary, do not allow for timely transferring monetary assets by the Paying Agent, then such delay may not be considered as the delay in obligation performance under the Bonds, and the Bond's owner has no right to claim interest or other compensation for such delay in payment. In cases stipulated by the contract with NDC, the Issuer has the right to claim confirmation of such data by the data on the records of rights to the Bonds.

Not later than 1 (one) business day prior the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the List of owners and/or nominee holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each Bonds holder authorized to receive repayment sums of each part of the Bonds' face value.

On the repayment dates of the appropriate part of the Bonds' face value, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums of the appropriate part of the Bonds face value and indicated in the List of owners and/or nominee holders of the Bonds.

In case one entity (person) is authorized to receive the repayment sums of the appropriate part of the Bonds face value from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

<u>The Bonds are retired in succession by installments during the following periods:</u>

The time period of the issue Bonds retirement:
The Bonds are retired in succession by installments during the following periods:
On the 1092-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue,
On the 1274-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1456-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1638-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue;
On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value of the issue.
If the date of retirement of a part of the Bonds' face value falls on a day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.
The dates of the start and the end of each of the above specified periods coincide (the retirement is made in one day).

The form of the Bonds retirement:

The Bonds are repaid in money in Russian Federation currency by using non-cash method.
The capability of choosing the form of the Bonds retirement by their owners is not stipulated.

The procedure of determination of yield due under each Bond:

Coupon (interest) period		*Size of coupon (interest) yield*
Start date	*End date*	
1. Coupon: First		
Start date of the issue Bonds placement.	*The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.*	*The size of coupon yield for each coupon is calculated by the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *Where,* *j - serial number of coupon period, j=1, 2, ...9, 10;* *Kj - the size of coupon yield for each Bond (rubles);* *Nom – unpaid part of the face value of one Bond as of the start date of the j-th coupon period (rubles);* *Cj - the size of the interest rate of the j-th coupon, in per cent annual;* *T(j -1) - the start date of the j-th coupon period;* *T(j) - the end date of the j-th coupon period.* *The size of the coupon yield for each coupon is determined with the precision of one*

		kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed). *The interest rate for the first coupon is determined at the Tender held on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.*

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the start date of the issue Bonds placement.	*The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the second coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the second coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the start date of the issue Bonds placement.	*The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the third coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the third coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the start date of the issue Bonds placement.	*The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the fourth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fourth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the start date of the issue Bonds placement.	*The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the fifth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the fifth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the start date of the issue Bonds placement.	*The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the sixth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the sixth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the start date of the issue Bonds placement.	*The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the seventh coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the seventh coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the start date of the issue Bonds placement.	*The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the eighth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the eighth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

9. Coupon: Ninth

The 1456-th (One thousand four hundred fifty sixth) day since the start date of the issue Bonds placement.	*The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the ninth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the ninth coupon is determined in accordance with the procedure*

		referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the start date of the issue Bonds placement.	*The 1 820-th (One thousand eight hundred twentieth) day since the start date of the issue Bonds placement.*	*The procedure of determining the size of the coupon yield for the tenth coupon is similar to the procedure of determining the coupon yield for the first coupon.* *The interest rate for the tenth coupon is determined in accordance with the procedure referenced in item 9.3.1. of the Decision on the securities issue and item 9.1.2. (I) of the securities Offering memorandum.*

If the date of coupon yield payment for any of the ten coupons of the Bonds falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such delay in payment.
On any day between the start date of the placement and the retirement date of the Bonds of this issue the size of accrued coupon yield (ACY) is calculated as per the following formula:

ACY = Nom * Cj * (T - T(j-1))/(365*100%),
Where:
j - serial number of coupon period, j=1,2,...9, 10 ;
Nom – unpaid part of the face value of one Bond as of the date of ACY calculation (rubles);
Cj - the size of the interest rate of the j-th coupon, in per cent annual;
T – current date;
T(j-1) - the start date of the j-th coupon period.

ACY is calculated with the precision of one kopeck (rounding-up of the second figure after the comma is made by the rules of mathematical rounding, and namely: if the third figure after the comma is more or equal to 5, then the second figure after the comma is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

The procedure of determining interest rates for the Bonds coupons:

1) The interest rate for the first coupon is determined by means of holding Tender at the Exchange among potential buyers of the Bonds on the start date of the Bonds placement in accordance with the procedure stipulated by item 8.3. of the Decision on the securities issue and item 2.7. (I) of the securities Offering memorandum.

2) In case if simultaneously with the approval of the Bonds placement start date the Issuer does not take the decision about the acquisition of the Bonds from their owners, then the interest rates for the second and for all subsequent coupons of the Bonds are established to be equal to the interest rate for the first coupon.

3) Simultaneously with determination of the Bonds placement start date the Issuer may take the decision about the Bonds acquisition by the their owners demand, the applications for the acquisition of which were received from the Bonds owners as per the procedure set forth in the

Decision on the securities issue, during the last 5 (Five) days of the j-th coupon period (j=1, 2,...9). In case if the Issuer has taken such a decision, the interest rates for all the coupons of the Bonds, which serial number is less or equal to j, are established to be equal to the interest rate for the first coupon. The specified information, including serial numbers of coupons, the interest rate for which is established to be equal to the interest rate for the first coupon, as well as the serial number of coupon period (j), in which the Bonds owners may demand the acquisition of the Bonds by the Issuer, is communicated to potential acquirers of the Bonds by publishing a communication as per the following procedure and time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the decision was made about the acquisition of the Bonds by the demand of their owners:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

4) The interest rate for the coupons the size of which (the procedure of determination) had not been determined by the Issuer (i=(j+1),..,10), is determined numerically by the Issuer on the Date of determining the i-th coupon, this date occurs not later than 10 (Ten) calendar days prior to the date of payment of the j-th coupon period. On the Date of determining the i-th coupon the Issuer has the right to determine the rates of any quantity of undetermined coupons following the i-th coupon (herewith k – the number of the last of determined coupons). The data about the size of the interest rate for the i-th coupon are disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon under the Bonds was passed:

- *On the news wire – not later than 1 (One) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.*

Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the size of interest (coupon).
The communication is also to be published in Supplement to "Russia's FSFM Herald".
Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.

5) In case if after declaration of coupons interest rates (in accordance with preceding sub-items) the Bond still has undetermined interest rates for even though one of subsequent coupons, then simultaneously with communication about the size of the interest rate for the i-th coupon the Issuer is obliged to pass the resolution about the acquisition of the Bonds upon the demand of the Bonds owners, the applications for the acquisition of which had been received from the Bonds owners as per the procedure set forth in the Decision on the securities issue and the securities Offering memorandum within the last 5 (Five) days of the k-th coupon period in case if the Issuer determines the rate of only one the i-th coupon, I=k).
The specified information, including serial numbers of coupons for which the interest rate is determined on the Date of determining the i-th coupon, and also the serial number of the coupon period (k) when the Bonds acquisition will be occurring, is communicated to potential acquirers of the Bonds by publishing the communication in the following procedure and within the time period since the date of making up by the Issuer of the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;

- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days.

The procedure of disclosing the information about the size of interest rate for each of the coupons the size of which is determined by the Issuer after state registration of the Report on the results of the bonds issue:

The data about the size of interest rate for the 2, 3, 4, 5, 6, 7, 8, 9, 10 coupons is disclosed by the Issuer in the form of communication about material facts "Data on charged and (or) paid income on the issuer's securities" and "Data on the time of the issuer's performance of obligations to securities holders" in the following procedure and during the time period since the date of making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about determination of the size of the appropriate coupon (sizes of the appropriate coupons) under the Bonds was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: www.vt.ru – not later than 3 (Three) days;
- In "Rossiiskaya gazeta" newspaper – not later than 5 (Five) days.
This communication is also to be published in Supplement to "Russia's FSFM Herald".

Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.
Herewith this communication should be published not later than 5 (Five) business days prior to the end date of the coupon period preceding the first of the coupon periods for which, as per the above said minutes, the Issuer determines the interest size (coupon).

The procedure and the time period of the bonds yield payment, including the procedure and time period of each coupon payment

The procedure and time period of bonds interest (coupon) payment, including the time period of each coupon payment:

Coupon (interest) period		***Time period (date) of coupon (interest) yield payment***	***The date of making up the list of owners and/or nominee holders of the Bonds for coupon (interest) yield payment***
Start date	***End date***		
1. Coupon: First			
The date of the Bonds placement start.	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.***	***The 182-nd (One hundred eighty second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off***	***The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.***

		for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The Bonds coupon yield payment is made in Russian Federation currency by non-cash method to the persons (entities) indicated in the list of owners and/or nominee holders of the Bonds in favor of the Bonds owners. The Bonds owner, if it is not a depositor of the Depositary, may authorize a nominee holder (hereinafter – Holder) of the Bonds to receive coupon yield sum paid under the Bonds.

It is presumed that the Bonds Holders are authorized to receive the Bonds coupon yield. The Bonds Holders and/or other persons (entities) who are not authorized by their clients to receive the Bonds coupon yield not later than 7 (Seven) business days prior to the date of the Bonds coupon yield payment provide to the Depositary the list of the Bonds owners, this list should contain all the requisites necessary for the inclusion into the list of owners and Holders of the Bonds as specified below.

The Bonds coupon yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds coupon yield payment (hereinafter - "The date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment"). The performance of obligations towards the owner being such as of the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and Holders of the Bonds for the purposes of coupon yield payment. In case when nominee holder keeps record of the owner's rights to the Bonds and is authorized to receive the Bonds coupon yield sum, then the person (entity) authorized to receive the sums under the Bonds is the nominee holder. In case when a nominee holder does not keep record of the owner's rights to the Bonds and the nominee holder is not authorized by the owner to receive the Bonds coupon yield sums, then the person (entity) authorized to receive the Bonds coupon yield sums is the owner.
In case if among the owners who authorized the nominee holder to receive the Bonds coupon yield there are non-residents and /or natural persons, then the nominee holder is obliged to indicate the following information with respect to such persons (entities) in the list of the Bonds owners:
- ***full name /name, surname, patronymic name of the Bonds owner;***
- ***the quantity of Bonds it owns;***
- ***full name of the person (entity) authorized to receive repayment sums under the Bonds;***
- ***the Bonds owner location (or place of registration – for natural persons) and mailing address, including ZIP code;***
- ***requisites of bank account of the person (entity) authorized to receive repayment sums under the Bonds;***

- *the Bonds owner taxpayer identification number (TIN);*
- *the Bonds owner taxable status;*

If the Bonds' owner is a legal non-resident entity:

- *personal identification number (PIN) – if available;*

If the Bonds' owner is a natural person:

- *type, number, date and place of issue of the identification document of the Bonds owner, name of the authority that issued the document;*
- *number of state pension insurance certificate of the Bonds owner (if available);*
- *TIN of the Bonds owner (if available);*
- *day, month and year of birth of the Bonds owner.*

Not later than on the 4-th (fourth) business day prior to the Bonds coupon yield payment the Depositary provides the Issuer and the paying agent with the list of owners and Holders of the Bonds drawn up as of the Date of making the list of owners and Holders of the Bonds for the purposes of coupon yield payment, the specified list contains the following data:
a) Full name of the person (entity) authorized to receive the Bonds coupon yield sum;
b) The number of Bonds tallied at the custody account of the person (entity) authorized to receive the Bonds coupon yield sum;
c) The location and the mail address of the person (entity) authorized to receive the Bonds coupon yield sum;
d) Requisites of the bank account of the person (entity) authorized to receive the Bonds coupon yield sum, and namely:
- account number;
- the bank's name where the account is established;
- the bank's correspondent account where the account is established;
- the bank's identification code where the account is established;
e) Taxpayer identification number (TIN) of the person (entity) authorized to receive the Bonds coupon yield sums;
f) Taxable status of the person (entity) authorized to receive the Bonds coupon yield sum (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc).

The Bonds owner or Holder independently keeps track of completeness and actuality of requisites of bank's account, provided by it to the Depositary. In case of non-providing or untimely providing to the Depositary of the said requisites, the performance of such obligations is carried out to a person (an entity) who made a claim to perform the obligations and who is the owner of the Bonds as of the date of making the claim. Herewith the Issuer performs the obligations under the Bonds on the basis of the Depositary's data, in such case the Issuer's obligations are considered to be fulfilled in full and in the proper way. In case if the bank account requisites provided by the owner or Holder or available at the Depositary, do not allow for timely transferring monetary assets to them, then such a delay in the Issuer's obligation performance may not be considered as the default, and the Bond owner has no right to claim interest or other compensation for such a delay in payment.

Not later than 1 (one) business day prior the date of the Bonds coupon yield payment, the Issuer transfers the required money resources to the account of the paying agent.

Basing on the list of the Bonds owners and Holders, provided by the Depositary, the paying agent calculates the sums of money resources due to payment to each Bonds owner and/or Holder authorized to receive the Bonds coupon yield sum.

On the date of the Bonds coupon yield payment, the paying agent transfers money resources

meant for the coupon yield payment to the bank accounts of the Bonds owners and/or Holders indicated in the list of the Bonds owners and Holders. In case one person (entity) is authorized to receive the Bonds coupon yield sum from several owners of the Bonds, then this person (entity) is transferred the total sum without breakdown for each owner of the Bonds. The Bonds Holders who are not the Bonds owners transfer money resources meant for the coupon yield payment to the Bonds owners as per the procedure defined between the Bonds Holder and the Bonds owner.

The Issuer's obligations to pay the appropriate Bonds coupon yield are considered to be performed when the money meant for the coupon yield payment is written off from the Issuer's account and /or correspondent account of the paying agent in return of the coupon yield in favor to the Bonds owners and Holders.

2. Coupon: Second

The 182-nd (One hundred eighty second) day since the date of the Bonds placement start.	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.*	*The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the second coupon yield payment is similar to the procedure of the first coupon yield payment.			

3. Coupon: Third

The 364-th (Three hundred sixty fourth) day since the date of the Bonds placement start.	*The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.*	*The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment: *The procedure of the third coupon yield payment is similar to the procedure of the first coupon yield payment.*

4. Coupon: Fourth

The 546-th (Five hundred forty sixth) day since the date of the Bonds placement start.	*The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.*	*The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment: *The procedure of the fourth coupon yield payment is similar to the procedure of the first coupon yield payment.*

5. Coupon: Fifth

The 728-th (Seven hundred twenty eighth) day since the date of the Bonds placement start.	*The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.*	*The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.* *If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield*

		holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.	*payment.*

The procedure of coupon (interest) yield payment:
The procedure of the fifth coupon yield payment is similar to the procedure of the first coupon yield payment.

6. Coupon: Sixth

The 910-th (Nine hundred tenth) day since the date of the Bonds placement start.	*The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.*	*The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

The procedure of coupon (interest) yield payment:
The procedure of the sixth coupon yield payment is similar to the procedure of the first coupon yield payment.
The sixth coupon yield payment is made simultaneously with the repayment of the first 20 (twenty) per cent of the issue Bonds face value.

7. Coupon: Seventh

The 1 092-nd (One thousand ninety second) day since the date of the Bonds placement start.	*The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement*	*The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business*

	start.	*If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the seventh coupon yield payment is similar to the procedure of the first coupon yield payment. The seventh coupon yield payment is made simultaneously with the repayment of the second 20 (twenty) per cent of the issue Bonds face value.			

8. Coupon: Eighth

The 1 274-th (One thousand two hundred seventy fourth) day since the date of the Bonds placement start.	*The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.*	*The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the eighth coupon yield payment is similar to the procedure of the first coupon yield payment. The eighth coupon yield payment is made simultaneously with the repayment of the third			

20 (twenty) per cent of the issue Bonds face value.

9. Coupon: Ninth

The 1 456-th (One thousand four hundred fifty sixth) day since the date of the Bonds placement start.	*The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.*	*The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim interest or any other compensation for such a delay in payment.*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*
The procedure of coupon (interest) yield payment: The procedure of the ninth coupon yield payment is similar to the procedure of the first coupon yield payment. The ninth coupon yield payment is made simultaneously with the repayment of the fourth 20 (twenty) per cent of the issue Bonds face value.			

10. Coupon: Tenth

The 1 638-th (One thousand six hundred thirty eighth) day since the date of the Bonds placement start.	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start.*	*The 1 820-th (One thousand eight hundred twentieth) day since the date of the Bonds placement start. If the date of the Bonds coupon yield payment falls on a day-off irrespective whether this is a state holiday or a day-off for settlement operations, then the payment of due amount is made on the first business day following the day-off. The Bond owner has no right to claim*	*The Bonds yield payment is made in favor of the Bonds owners being such as of the end of the Depositary business day, preceding the 6-th (sixth) business day prior to the date of the Bonds yield payment.*

		interest or any other compensation for such a delay in payment.	

The procedure of coupon (interest) yield payment:
The procedure of the tenth coupon yield payment is similar to the procedure of the first coupon yield payment.
The tenth coupon yield payment is made simultaneously with the repayment of the fifth 20 (twenty) per cent of the issue Bonds face value.

<u>The procedure, terms and conditions of the Bonds acquisition by the Issuer with the possibility of their further circulation:</u>

Terms and conditions, and the procedure of the bonds acquisition:
The capability of the Bonds acquisition by the Issuer upon demand of their owner (s), and also under the agreement with their owner (s) with the possibility of their further circulation till the repayment date expiry is provided for.

I. Capability, procedure and terms and conditions of the issue bonds acquisition by the issuer upon the demand of their owners:
In case if after determining coupons' interest rates (in accordance with the above sub-items) the Bond still has undetermined interest rates even though for one of the subsequent coupons, then simultaneously with communication about the size of interest rate for the i-th and other Bonds coupons being determined, the Issuer must ensure the right of the Bonds owners to demand from the Issuer to acquire the Bonds at least within the last 5 (Five) days of the k-th coupon period (in case if the Issuer determines the rate of only of one i-th coupon, then i=k). The said information, including coupons serial numbers, the interest rate for which is determined on the Date of determining the i-th coupon, the time period of the Bonds acquisition, and also the serial number of the coupon period (k) when the Bonds acquisition will occur, is communicated to potential acquirers of the Bonds by publishing the communication as per the following procedure and within the time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution was passed to acquire the Bonds upon the demand of their owners:
- ***On the news wire – not later than 1 (one) day;***
- ***At the Issuer's web site in the Internet at: www.vt.ru – not later than 3 (Three) days.***

The Issuer ensures the Bonds owners right to demand from the Issuer to acquire the Bonds within the last 5 (Five) days of the coupon period preceding the coupon period the interest rate for which has not been determined after the state registration of the Report on the results of the securities issue (hereinafter – the Period of presenting the Bonds for the Issuer's acquisition).

The time period of the bonds acquisition and the procedure of its determination:

The date of the Bonds Acquisition upon the demand of their owners claimed during the Period of presenting the Bonds for the Issuer's acquisition is set forth as the 3-d (Third) business day of the coupon period for which the interest rate is determined by the Issuer after the state registration of the report on the result of the Bonds issue.

Procedure and terms and conditions of the Issuer's Bonds acquisition upon the demand of the Bonds owners:

1) The Bonds owner being a Participant of competitive tendering of Closed Joint Stock Company "Stock Exchange MICEX" (hereinafter "competitive tendering Participant" and "Exchange" correspondingly) is acting on its own authority. In case, if the Bonds owner is not a Participant in the Exchange competitive tendering, then it concludes the related contract with any broker being a Participant of the Exchange competitive tendering and instructs him to carry out all necessary actions for the sale of the Bonds to the Issuer. The Exchange competitive tendering Participant acting at the expense of and on the instructions of the Bonds owners and also acting in its own name and at its own expense is hereinafter referred to as "Holder".

2) During the Period of presenting the Bonds for the Issuer's acquisition the Bonds Holder must send to the Issuer's Agent, which is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company) (hereinafter – "Agent") by registered letter a written notification about the intent to sell a definite quantity of the Bonds (hereinafter – "Notification").
The Notification should express the intent to sell to the Issuer the issuer's Bonds of this issue, and also contain the following information:
- Full name of the Bonds Holder;
- Full name of the Bonds owner (in case if the Bonds Holder – Participant in the Exchange competitive tendering is acting at the expense and on the instructions of the Bonds owners);
- State registration number and the date of state registration of the Bonds;
- The quantity of the Bonds offered for sale (in digits and in words).
The Notification should be signed by the authorized person (entity) of the Bonds Holder and have the Holder's seal affixed.
The Notification is considered to be received on the date of serving the addressee or the addressee's refusal to accept it as confirmed by the appropriate document.

3) After sending the Notification the Bonds Holder files on the Date of the Bonds Acquisition the address bid for the sale of the Bonds quantity stated in the Notification to the Exchange tender System in accordance with the Exchange Rules, and addressed to the Issuer's Agent being the Participant in the Exchange competitive tendering with indication of the Bonds Acquisition Price and the calculation key T0. This bid should be put up by the Holder to the tender system since 1 p.m. till 3 p.m. Moscow time on the Date of the Bonds Acquisition by the Issuer.

4) The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Issuer's Agent in the Exchange tender System in accordance with the Exchange Rules.
The Issuer takes upon itself during the period not later than 5 p.m. Moscow time on the Date of the Issuer's Bonds Acquisition to conclude transactions with all the Bonds Holders from which the Notifications were received by filing via their Agent of address counterbids to the bids filed in accordance with the Decision on the securities issue and the securities Offering memorandum and being in the tender System by the time of the transaction conclusion.
The transactions of the Bonds acquisition by the Issuer are made in the Exchange tender System in accordance with the Exchange Rules.
In case, if the acquisition of the Bonds by the Issuer via the Exchange as per the procedure stipulated by the Decision on the securities issue and the securities Offering memorandum will not be possible or will not comply with RF legislation requirements, the Issuer takes the decision about trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.
In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication about determination of the coupon rate should publish the information about the trade organizer at securities market via which the Issuer will conclude the Bonds acquisition transactions.
The specified information will include:

- Full and abbreviated name of the trade organizer at securities market,
- Its location,
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the rules of the trade organizer.

The Issuer is obliged to acquire all the Bonds, the Notifications about the intent to sell them and address bids for their sale being provided by the owners at the stated time.

The bonds acquisition price (procedure of acquisition price determination in the form of formula with variables the values of which cannot change depending on the issuer's discretion):
The Issuer takes upon itself to purchase the Bonds at the price equal to 100% (One hundred percent) of the outstanding part of the Bonds face value in accordance with item 9.1.2.(I)Б) of the securities Offering memorandum. This price is stated without taking into account the Bonds accrued coupon yield on the Date of the Bonds acquisition, this yield being paid by the Issuer to the owner of the Bonds being acquired in excess of the purchase price when the transaction is made.
Procedure of the issuer's disclosure of information about the bonds acquisition:
The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is set to be equal to the interest rate for the first coupon, and also the serial number of the coupon period (j), during which the Bonds owners may demand the acquisition of the Issuer's Bonds, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication about the Issuer's taken decision about the Bonds acquisition, including the information about serial numbers of coupons, the interest rate for which is determined on the Date of the i-th coupon determination, and also the serial number of the coupon period (k)when the Bonds acquisition will occur, should be published by the Issuer within the following time period since the date of the Issuer's making up the minutes of the meeting (session) of the Issuer's authorized body when the resolution about the Bonds acquisition upon the demand of their owners was passed:
- On the news wire – not later than 1 (One) day;
- At the web site in the Internet at: http://www.vt.ru – not later than 3 (Three) days.

The communication will include the following information:
- The size of the Bonds coupon for the appropriate coupon period;
- The price at which the Issuer takes upon itself to acquire the Bonds under the demand of the Bonds owners;
- The procedure of the Bonds acquisition;
- The quantity of the Bonds being acquired (equal to 100% of the placed Bonds of the issue);
- The form and the due date of the Bonds being acquired;
- The time period of the Bonds acquisition;
- Other terms and conditions of the Issuer's Bonds acquisition, the information about which should be disclosed in accordance with regulations governing the procedure of disclosing information by the issuers of issuing securities.

In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.
Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

II. Capability of the issuer's acquisition of the issue bonds under agreement with their owners:
The Issuer's Board of directors in accordance with the Issuer's Charter may pass individual resolutions about the Bonds acquisition. Such resolution is adopted by the Issuer's Board of directors with the approval of the price, the time period and the procedure of the Bonds acquisition, including the procedure of payment for the Bonds being acquired.
Time period of the bonds acquisition or the procedure of its determination:
The Issuer acquires the Bonds under the agreement with their owners within the time period determined in accordance with the appropriate resolution of the Issuer's authorized body.
The time period of the Bonds acquisition may not occur earlier than the date of registration of the Report on the results of the securities issue.
Procedure of the issuer's disclosure of information about the bonds acquisition:

Communication to the Bonds owners about the resolution adopted by the Issuer's authorized body about the Bonds acquisition under the agreement with their owners should be published by the Issuer within 5 (Five) days since the date of the Issuer's adoption of the appropriate resolution, but not later than 5 (Five) business days prior to the start of the time period of the Bonds acquisition as per the following procedure:

- *On the news wire;*
- *At the web site in the Internet at: http://www.vt.ru;*

The communication should include the following information:

- *The date of passing the resolution about the Bonds acquisition;*
- *The Bonds identification features, state registration number and the date of state registration of the Bonds issue;*
- *Quantity of the Bonds being acquired;*
- *The start date of the Bonds acquisition by the Issuer;*
- *The end date of the Bonds acquisition;*
- *The Bonds acquisition price or the procedure of its determination;*
- *The procedure of the Bonds acquisition, including the time period of filing the bids for the acquisition, the form and the due date.*

Communication about the Issuer's performance of obligations of the Issuer's Bonds acquisition is published in the form of communication about material fact "Data on the time of the issuer's performance of obligations to securities holders" within the following time period since the date when the appropriate obligation should be performed:

- *On the news wire – not later than 1 (one) day;*
- *At the web site in the Internet at: http://www.vt.ru – not later than 3 (three) days;*
- *In "Rossiiskaya gazeta" newspaper – not later than 5 (five) days.*

The communication is also to be published in Supplement to "Russia's FSFM Herald".
Additionally, the Issuer within the period not later than 5 days since the time of the material fact occurrence sends the appropriate communication to Russia's FSFM. The communication is sent in the form stipulated by regulations of federal body of executive authority for securities market for communications about material facts.
In case of the acquisition by the Issuer of the issue Bonds, they are placed at the Issuer's custody account with the Depositary maintaining the record of the rights to the Bonds.
Henceforth, the Bonds acquired by the Issuer may again be put into circulation to the secondary market till the expiry of their repayment date (provided the Issuer complies with Russian Federation legislation requirements).

There are no other terms and conditions of the bonds acquisition.

The procedure of securities placement:

The procedure, terms and conditions of concluding civil law contracts (procedure, terms and conditions of submitting and accepting the bids) in the course of securities placement:
The Bonds are placed by means of conclusion of the Bonds purchase and sale transactions at the Bonds placement Price specified in item 8.4. of the Decision on the securities issue, item 2.4. (I) and item 9.2. (I) of the securities Offering memorandum.
Transactions at the Bonds placement are concluded by using tender system of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter - the Exchange, Stock Exchange MICEX), by means of accepting bids for the Bonds purchase, the bids being submitted by using the Exchange tender system in accordance with the Rules of tenders holding of the Exchange.
The Bonds are placed through the intermediary (Underwriter), who is Interregional commercial bank of development of telecommunication and informatics (open joint-stock company) (hereinafter - OJSC JSCB "Svyaz-Bank") acting in its own name, but under the instructions and at the expense of the Issuer.
The decision on the approval of the Bonds purchase and sale transaction concluded in the course of the Bonds placement, this transaction being a related party transaction, is to be made prior to its conclusion as per the procedure established by federal laws.
The competitive tendering at the placement of the Bonds of this issue will be held in the form of tenders for defining the rate of the Bonds first coupon (hereinafter - the Tender), and after summing up the results of the Tender and accepting the bids submitted in the course of the Tender - by means of concluding transactions on the basis of address bids submitted by the participants in competitive tendering of the Exchange to the Underwriter who accepts them by means of submitting address counterbids.
The conclusion of the Bonds placement transactions starts after summing up the results of the Tender and ends on the end date of the issue Bonds placement.
The Tender starts and ends on the start date of the issue Bonds placement. On the date of the Tender holding the participants in competitive tendering submit the bids for the Bonds purchase with T0 calculation key by using tender system of Stock Exchange MICEX both at their own expense and at the expense and under the instructions of clients.
The bids for the Bonds purchase are forwarded by the participants in competitive tendering to the Underwriter.
The bid for the purchase is to contain the following significant terms and conditions:
- purchase price;
- the quantity of the Bonds;
- the amount of interest rate for the first coupon;
- other characteristics in accordance with the Rules of tenders holding of the Exchange.
The Price of the Bonds placement established by the Decision on the securities issue and the securities Offering memorandum is to be indicated as the purchase price.
The amount of interest rate is to be expressed in annual per centum rate within the accuracy up to two hundredth of the percent.
The bids not meeting the requirements specified above are not allowed for the Tender.

The time of carrying out operations within the framework of the Tender and of conclusion of transactions of their placement is established by the Exchange as agreed upon with the Issuer and/or the Underwriter.

In case if potential buyer is not the participant in the competitive tendering at the Exchange, it is obliged to conclude the appropriate contract with any broker, who is the participant in the Exchange competitive tendering, and to instruct him to purchase the Bonds.

Potential buyer of the Bonds who is the participant in the Exchange competitive tendering is acting independently.
Potential buyer of the Bonds is to open appropriate custody account with the Depositary or Depositaries. The procedure and the dates of opening custody accounts are defined by the provisions of the procedural rules of appropriate depositaries.

When the period of collecting the bids for the Tender is over, the Exchange draws up Consolidated register of bids introduced and not withdrawn by the Participants in the Exchange competitive tendering as of the end moment of the period of collecting the bids for the Tender (hereinafter - Consolidated register) and transfers it to the Underwriter and/or to the Issuer.

The Consolidated register of the bids contains all significant terms and conditions of each bid - the purchase price, quantity of the securities, the date and the time of the bid receipt, the bid's number, the amount of acceptable interest rate for the 1-st coupon, and also other requisites in accordance with the Exchange Rules.

The Issuer does not conclude related party transactions of purchase and sale of the Bonds which are not approved in advance according to the procedure established by the legislation. In this case on the basis of the Issuer's written application to the Underwriter, the submitted bid for the Bonds purchase is not accepted (the bid is refused).

The Issuer, on the basis of the total number of submitted bids and interest rates of the first coupon specified there, makes a decision on the amount of the interest rate for the first coupon. The Issuer informs the Exchange on the decision made in written form not later than 30 minutes prior to sending the information for the publication in the news wire. Upon the publication of the notification on the interest rate size for the first coupon in the news wire, the Issuer informs the Underwriter on the interest rate size for the first coupon. The Underwriter informs the Participants in the Exchange competitive tendering on the interest rate size for the first coupon, the interest rate size being established by the Issuer, by using the Exchange tender system by means of sending electronic messages to all the Participants in the competitive tendering.

The information on the interest rate for the first coupon is disclosed at the dates and in the procedure stipulated in item 11 of the Decision on the securities issue.

After determining the interest rate for the first coupon, the Underwriter under the instructions of the Issuer accepts the received bids by means of presenting address counterbids for the sale of the Bonds at the face value, the specified counterbids containing the quantity of the Bonds indicated in the appropriate bid for the purchase.

The bids are accepted under the conditions of the priority of the coupon rate specified in the bids submitted for the Tender, the bids being addressed to the Underwriter (i.e. the bids with a lower coupon rate are accepted in the first place).

If there are several registered bids which have been submitted for the Tender with the same coupon rate, then the bids submitted earlier are accepted in the first place.

In case if the size of the last bid being accepted is bigger than the number of the Bonds remaining unplaced, then the specified bid for the purchase is accepted in the amount of unplaced balance of the Bonds.

In case of placement of the entire amount of the Bonds of the issue, the further bids for the purchase of the Bonds are not accepted.

After the end of the period of accepting the bids at the Tender, all unaccepted bids for the Bonds purchase are removed from the Exchange tender system.

After summarizing the results of the Tender and accepting the bids submitted in the course of the Tender, the conclusion of transactions with the bonds at placement, in case of their incomplete placement during the Tender (hereinafter – further placement), is carried out on the basis of address bids, submitted by the participants in the Exchange competitive tendering to the Underwriter, who is accepting the bids by means of submitting address counterbids. The participants in the Exchange competitive tendering acting in their own name and at their own expense, or in their own name , but at the expense and under the instructions of potential buyers not being the participants in the Exchange competitive tendering, on any business day during the term of the Bonds placement may submit a bid for the Bonds purchase of the issue being placed to the Underwriter with the indication of the quantity of Bonds that they plan to purchase.

Herewith when making the transaction of the purchase and sale of the Bonds the buyer pays accrued coupon yield under the Bonds, the specified yield being calculated in accordance with item 8.4. of the Decision on the securities issue and item 9.1.2 (I) of the securities Offering memorandum.

Obligatory requisites to be contained in the bid for the Bonds purchase, the specified bid being submitted by the Participant in the Exchange competitive tendering during the period of the Bonds further placement:

- purchase price;

- the quantity of the Bonds;

- the amount of the interest rate established for the first coupon;

- other characteristics in accordance with the Rules of tender holding of the Exchange.

The time and the procedure of submitting the bids at further placement are established by the Exchange as agreed upon with the Issuer and the Underwriter.

The Underwriter informs potential buyers on the current quantity of unplaced Bonds at its accounts by means of submitting addressless bids in the Exchange tender system.

The submitted bids for the purchase of the issue Bonds are accepted by the Underwriter in full in case if the quantity of Bonds in the bid for purchase does not exceed the quantity of unplaced Bonds.

In case if the size of the bid for the Bonds purchase exceeds the quantity of the Bonds remained unplaced, the specified bid for the securities purchase is accepted in the volume of unplaced balance of the Bonds.

In case of placement of the entire amount of the issue Bonds the further bids for the Bonds purchase are not accepted.

The mandatory condition of the Bonds purchase at their placement is the reservation of monetary assets of the buyer at the account of the Exchange competitive tendering Participant, on whose behalf the bid is submitted, in the Clearing House of MICEX. The monetary assets should be reserved in the amount sufficient for the full payment of the Bonds indicated in the bids for the Bonds purchase with due account for all commission fees.

Purchase and sales transactions concluded by means of the Underwriter's accepting the bids are registered by the Exchange on the date of their conclusion.

The trade date is the date, when in accordance with the established calculation key the Participants in the Exchange competitive tendering are obliged to perform obligations under the concluded transaction according to the Rules of the Exchange tender and/or the Rules of clearing of the clearing organization – CJSC MICEX. The transactions at the Bonds placement of the specified issue are made on "delivery versus payment" terms (T0 calculation key), i.e. the trade date is the date of conclusion of the transaction with the Bonds. Herewith at the conclusion of the transaction the procedure of control over its guarantee is carried out. The document confirming the conclusion of the transaction by the Participant in the Exchange competitive tendering is the extract from the register of the Exchange transactions, the specified extract reflecting all transactions concluded by the Participant in the Exchange competitive tendering during the Exchange selling day.

The modification and/or dissolution of contracts concluded at the Bonds placement is carried out on the grounds and as per the procedure stipulated by chapter 29 of Russian Federation Civil Code.

The capability of priority purchase of the securities being placed is not stipulated.

The procedure of making receiving entry at the first buyer's custody account with the depositary providing the obligatory central storage of the issue securities:

The Bonds floated via the trade organizer are placed by the Depositary or other depositary being a depositor in relation to the Depositary to the Bonds buyers' custody accounts on the date of making purchase and sale operation.

The receiving entry at the first buyer's custody account with the depositary carrying out central storage is made on the basis of instructions given by clearing organization servicing the settlements under the transactions executed in the course of the Bonds placement via the trade organizer at securities market. The floated Bonds are placed by the Depositary at the Bonds buyers' custody accounts in accordance with the requirements of clearing activity performance of the clearing organization and in accordance with the requirements of depositary activity performance of the Depositaries.

The Bonds are placed by means of subscription by holding competitive tendering by a specialized organization – trade organizer at securities market, stock exchange including:
Full brand name: Closed Joint Stock Company "Stock Exchange MICEX"
Abbreviated brand name: CJSC "SEx MICEX"
Location: Russia, 125009, Moscow, Bolshoi Kislovskyi pereulok, 13
Stock exchange license number: 077-07985-000001
Date of license issue: 15.09.2004
License validity term: till 15.09.2007
The body that issued the license: Federal Service for Financial Markets (FSFM)

The securities are placed by the Issuer with the involvement of professional participant of securities market rendering to the Issuer the services of securities placement (Underwriter):
Full brand name: Interregional commercial bank of communication and informatics development (open joint stock company)
Abbreviated brand name: OJSC JSCB "Svyaz-Bank"
Location: Russia, 125375, Moscow, Tverskaya str., 7
The number of General license for carrying out banking activity of credit institution: 1470
Date of issue: 15.11.2002
Validity term: unlimited license
Licensing body: Central Bank of Russian Federation

License number: The license of professional participant of securities market № 077-08209-100000 for carrying out brokerage activity
Date of issue: December 28, 2004
Validity term: till December 28, 2007
Licensing body: Russia's FSFM

Basic functions of the intermediary (Underwriter) during placement:
The Underwriter is acting on the basis of contract with the Issuer about performing the functions of an agent to place the securities at CJSC "SEx MICEX". In particular as per terms and conditions of this contract the Underwriter's functions are:
- acceptance of bids for the Bonds purchase under the instructions of and the expense of the Issuer in accordance with the contract's terms and conditions and as per the procedure set forth by the Decision on the securities issue and the securities Offering memorandum;
- actions related to the Bonds' admission to floatation at the Exchange, on behalf and at the expense of the Issuer;
- informing the Issuer on the quantity of actually floated Bonds, and on the amounts of money received from the sales of the Bonds;
- transfer of moneys received by the Underwriter from the Bonds buyers as payment for such Bonds to the Issuer's settlement account as per terms and conditions of the contract concluded by and between the Issuer and the Underwriter;
- other actions necessary to perform its obligations to float the Bonds, in compliance with RF legislation and the contract between the Issuer and the Underwriter.
The contract between the Underwriter and the Issuer does not stipulate the Underwriter's obligation to acquire the Issuer's Bonds being placed.

Registered on " 11 " January 200 6

Federal Service for Financial Markets

(Name of registering body)

(Authorized person's signature)

(Registering body seal)

RECEIVED

2007 JUN 17 P 12:57

OFFICE OF INTERNATIONAL CORPORATE FINANCE

REPORT ON THE RESULTS OF THE SECURITIES ISSUE

Open Joint Stock Company "VolgaTelecom"

Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage to the number of 3 000 000 (Three million) pieces with the face value of 1000 (One thousand) rubles each, with the maturity term of the first 20% of the face value of the issue bonds on the 1092-nd day since the date of the issue bonds offering start; of the second 20% of the face value of the issue bonds on the 1274th day since the date of the issue bonds offering start; of the third 20% of the face value of the issue bonds on the 1456-th day since the date of the issue bonds offering start; of the fourth 20% of the face value of the issue bonds on the 1638-th day since the date of the issue bonds offering start; of the fifth 20% of the face value of the issue bonds on the 1820-th since the date of the issue bonds offering start, (the method of placement - public offering)

State registration number of the securities issue

4 - 4 4 - 0 0 1 3 7 - A

Date of state registration of the securities issue

" 10 " November 200 5

Approved by the Board of directors of Open Joint Stock Company "VolgaTelecom"

" 16 " December 200 5 Minutes № 16

The issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***

Contact phones: ***(8312) 33 20 47; 34-30-55***

Fax: ***(8312) 30 67 68***

OJSC "VolgaTelecom" General Director		**S.V. Omelchenko**
Date "____" ____________ 200__	LS	
OJSC "VolgaTelecom" chief accountant		**N.I. Popkov**
Date "____" ____________ 200__		

This is to confirm the reliability and completeness of all information contained in this report on the results of the securities issue, as well as the issuer's carrying out of the requirements of information disclosure at the stages of the securities issue, on the results of the issue of which this report has been made up, as established by Russian Federation legislation and by the regulations of Federal Commission.

- Financial consultant in the securities market: **Closed Joint Stock Company "ABR Investment Company"**, license of professional participant of the securities market for brokerage activity №178-03255-100000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period; license of professional participant of the securities market for dealer activity № 178-03343-010000 issued by Russia's Federal Commission for Securities Market on November 29, 2000 for an unlimited period.

_______________________ ________ ______________

«_____»______________ 2005 LS

1. Kind, category (type) of securities:
   Type of securities: ***bonds***
   Series: ***BT-2***
   Other identification features of the issue bonds:
   Interest bearing
   Inconvertible
   Full description of the issue securities: ***Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – the Bonds).***

2. Form of securities
   Certified bearer bonds with obligatory central storage

3. Method of securities placement
Public offering

4. Actual period of securities placement
The date of actual start of the securities placement (the date of making the first civil contract of the security (securities) alienation): ***December 6, 2005***
The date of actual end of the securities placement (the date of making the last entry at the customer account (custody account) of the securities acquirer): ***December 6, 2005***
There was no pre-emptive right to the acquisition of the securities being placed.
The securities issue was not placed in tranches.

5. Face value of each valuable security
1 000 (One thousand) rubles.

6. The quantity of placed securities
The quantity of actually placed securities: ***3 000 000 (Three million) pieces***
Including the quantity of actually placed securities paid in:
By monetary resources in rubles: ***3 000 000 pieces***
By other property: ***0 pieces.***
Acquisition pre-emptive right is not stipulated.

7. Securities offering price (prices)

Offering price, rubles/foreign currency	The quantity of securities placed at the specified price, pieces
1000 rubles	3 000 000 pieces

8. Total amount of receipts for placed securities
a) The total amount (value) of assets in rubles (including monetary funds in rubles, the amount of foreign currency according to the exchange rate of Russian Federation Central Bank as of the time of payment, and the value of other assets (tangible and intangible assets) used as payment for the placed securities): ***3 000 000 000 rubles***

b) The amount of monetary funds in rubles used as payment for the placed securities: ***3,000,000,000 rubles***

c) The amount of foreign currency in terms of rubles according to the exchange rate of Russian Federation Central Bank as of the time of payment (credits to the issuer's or agent's bank account) used as payment for the placed securities: ***0 rubles***

d) The value of other assets (tangible and intangible assets) in terms of rubles, used as payment for the placed securities: ***0 rubles***

9. The percentage of securities, which if not placed, the issue (extra issue) of securities is considered aborted.

The percentage, which if it is not placed, makes the issue of securities aborted, is not established.

10. Percentage of placed and non-placed securities of the issue (extra issue)

The percentage of placed securities makes 100% of the total quantity of the issue securities.

The percentage of non-placed securities makes 0% of the total quantity of the issue securities.

11. The issuer's large transactions, and also the issuer's related-party transactions made in the course of the securities placement

a) In the course of the securities placement the Issuer made related-party transactions which as per the federal laws requirements called for their approval by the issuer's authorized management body.

Transaction's category: ***related-party transaction,***

Date of transaction's settlement: ***December 6, 2005***

Full and abbreviated brand name, and location of legal entity – the first owner of the securities placed under the transaction: ***"Interregional Commercial bank of communication and informatics development (Open Joint Stock Company), OJSC JSCB "Svyaz-Bank", Russia, 125375, Moscow, Tverskaya str., 7.***

The quantity of securities placed under the transaction: ***281 801 (Two hundred eighty one thousand eight hundred one) pieces***

For each of the persons recognized to be interested in the transaction on the issuer's part:

Surname, name and patronymic name of natural person and/or full and abbreviated brand names (for non-commercial organization – name) and location of legal entity, and also the grounds pursuant to which the appropriate person (entity) was interested in the transaction:

A member of the board of directors of OJSC JSCB "Svyaz-Bank" - Belyaev Konstantin Vladimirovich, who is the Chairman of the Board of directors of OJSC "VolgaTelecom".

Data on the transaction's approval by the issuer's authorized management body:

The name of the management body – ***Board of directors of OJSC "VolgaTelecom"***

The date of holding the meeting (session) of the management body when the decision on the transaction's approval was made: *November 22, 2005*

The date of making up and the number of minutes of the meeting (session) of the management body or reference to the fact that the decision on the transaction's approval by the issuer's authorized management body was not made.

Minutes № 13 of November 22, 2005

b) In the course of the securities placement the issuer's large transactions, which as per the federal laws requirements called for their approval, were not made.

c) In the course of the securities placement the issuer's large transactions, which simultaneously were the issuer's related-party transactions, were not made.

12. Data about the persons (entities) registered in the issuer's shareholders register, and on the persons making up the structure of the issuer's management bodies. The data are provided as of the date of the actual end of the securities placement:

The data are provided as of the date of the actual end of the securities placement (December 6, 2005)

a) Data about the persons (entities) in whose favor in the issuer's shareholders register there are registered the shares making up at least 2 percent of the issuer's charter capital with reference to participation share in the issuer's charter capital and/or ordinary shares making up at least 2 percent of the issuer's ordinary shares with reference to the percentage of the issuer's ordinary shares that they own;

1. Full and abbreviated brand name: *Open Joint Stock Company "Investment Communication Company",*
OJSC "Svyazinvest"
This entity's share in the issuer's charter capital: *38,00%*
The percentage of the issuer's ordinary shares belonging to this entity: *50,67%*

2. Full and abbreviated brand name: *Lindsell Enterprises Limited*
This entity's share in the issuer's charter capital: *5,48%*
The percentage of the issuer's ordinary shares belonging to this entity: *0,00%*

3. Full and abbreviated brand name:
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY),
"ING BANK (Eurasia) CJSC"
This entity's share in the issuer's charter capital: *20,18% (nominee holder)*
The percentage of the issuer's ordinary shares belonging to this entity: *23,35% (nominee holder)*

4. Full and abbreviated brand name:
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
This entity's share in the issuer's charter capital: *9,72% (nominee holder)*
The percentage of the issuer's ordinary shares belonging to this entity: *6,12% (nominee holder)*

5. Full and abbreviated brand name:
COMMERCIAL BANK "J.P. MORGAN BANK INTERNATIONAL" (LIMITED LIABILITY COMPANY)
CB "J.P. MORGAN BANK INTERNATIONAL" (LLC)
This entity's share in the issuer's charter capital: *3,47% (nominee holder)*
The percentage of the issuer's ordinary shares belonging to this entity: *3,41% (nominee holder)*

6. Full and abbreviated brand name:
Closed Joint Stock Company Commercial bank "CITIBANK"
CJSC CB "CITIBANK"
This entity's share in the issuer's charter capital: *3,32% (nominee holder)*
The percentage of the issuer's ordinary shares belonging to this entity: *3,57% (nominee holder)*

7. Full and abbreviated brand name:
Closed Joint Stock Company "UBS NOMINEES"
CJSC "UBS NOMINEES"
This entity's share in the issuer's charter capital: *2,53% (nominee holder)*
The percentage of the issuer's ordinary shares belonging to this entity: *2,12% (nominee holder)*

The Issuer did not issue registered securities convertible into shares, including into ordinary shares.

b) Members of the Board of directors (supervisory council) of the joint-stock company – the issuer:

Belyaev Konstantin Vladimirovich

Organization's name	Organization's location	Post held

OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Chairman of the Auditing committee
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Management board
OJSC "MGTS"	Russia , 103051, Moscow, Petrovskyi boulevard, 12, building 3	Member of the Auditing committee
OJSC "Sibirtelecom"	Russia , 630099, Novosibirsk city, M.Gorky str., 53	Chairman of the Auditing committee
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the General Director, member of the Management board
OJSC "NWT"	Russia, 191186, Saint Petersburg, Gorokhovaya str., 14/26 (Bolshaya Morskaya, 26)	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Board of directors
OJSC JSCB "Svyaz – Bank"	Russia, 125375, Moscow, Tverskaya str., 7	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Andreev Vladimir Alexandrovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics	Russia, 443010, Samara city, Leo Tolstoy str., 23	Head of a chair, rector

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Отформатировано: английский (США)

Bobin Maxim Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Sibirtelecom"	Russia , 630099, Novosibirsk city,	Member of the Board of directors

	M.Gorky str., 53	
OJSC "Management company Kirovenergo"	Russia, Kirov city, Luganskaya str., 51	Member of the Board of directors
OJSC "Smolenskenergosbyt"	Russia, 214019, Smolensk city, Tenisheva str., 33.	Member of the Board of directors
OJSC "Vladimirskaya electric power company"	Russia, 600016, Vladimir city, B.Nizhegorodskaya str., 106	Member of the Board of directors
OJSC "Penza electric power management company"	Russia, 440629, Penza city, Pushkin str., 1/2	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Bulancha Sergey Anatolievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Federal agency of communication	Russia, Moscow, Tverskaya str., 7	Deputy to CEO
OJSC "Giprosvyaz"	Russia,123298, Moscow, 3-d Khoroshevskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Grigorieva Alla Borisovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the director of Corporate Governance Department – chief of the sector of representatives
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors

Equity stake in the issuer's charter capital: ***0,000610%***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Degtyarev Valeryi Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "Professional Telecommunications"	Russia, 113035, Moscow, Sadovnicheskaya str., 76/71, building 3	General director, member of the Board of directors
CJSC "Radiotel"	Russia, 197376, Saint Petersburg, Chaplygin str., 6-п	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kuznetsov Sergey Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Member of the Management board, first deputy to the General Director
OJSC "Telecominvest"	Russia, 191011, saint Petersburg, Nevskyi avenue, 54	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "CenterTelecom"	Russia, 141400, Khimki town of Moscow oblast, Proletarskaya str., 23	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Chairman of the Board of directors
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Chairman of the Board of directors
OJSC "Sibirtelecom"	Russia, 630099, Novosibirsk city, M.Gorky str., 53	Chairman of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Chairman of the Board of directors
OJSC "Central Telegraph"	Russia, 125375, Moscow, Tverskaya str., 7	Chairman of the Board of directors

Equity stake in the issuer's charter capital: ***0,000107%***

Equity stake of the issuer's ordinary shares: ***0,000003%***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kulikov Denis Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Association for investors' rights protection	Russia, Moscow, Brigadirskyi pereulok, 6, building 1	Expert
OJSC "Cherepetskaya state district power plant"	Russia, 301430, RF, Tula's oblast, Suvorov town, N.Ostrovskyi str., 1-a	Member of the Board of directors
OJSC "Pechorskaya state district power plant"	Russia, 169600, Komi Republic, Pechora town	Member of the Board of directors
OJSC "STC"	Russia, 350000, Krasnodar city, Karasunskaya str., 66	Member of the Board of directors
OJSC "Vladimirskaya electric power company"	Russia, Vladimir city, B.Nizhegorodskaya str., 106	Member of the Board of directors
OJSC "Penzenskaya electric power generating company"	Russia, Penza city, Pushkin str., ½	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Slizen Vitalyi Alexandrovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
Ministry of information technologies and telecommunication of Russian Federation	Russia, 125375, Moscow, Tverskaya str., 7	Director of the department for state policy in the sphere of information and communication technologies
OJSC "Giprosvyaz"	Russia, 123298, Moscow, 3-d Khoroshevskaya str., 11	Member of the Board of directors
OJSC "Rostelecom"	Russia, 127091, Moscow, Delegatskaya str., 5	Member of the Board of directors
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Board of directors
OJSC "Dagsvyazinform"	Russia, 367012, Makhachkala town, Lenin avenue, 1	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Fedorov Oleg Romanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "United Financial Group"	Russia, 121069, Moscow, Povarskaya str., 10, building 1	Executive director of corporate finances department
Association for investors' rights protection (non-commercial organization)	Russia, Moscow, 109004, Nikoloyamskaya str., 40/22, building 4	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Chernogorodskyi Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
OJSC "Uralsvyazinform"	Russia, 620014, Yekaterinburg city, Moscovskaya str., 11	Member of the Board of directors
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Director of the Department of stock capital

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

c) Members of collegial executive body of the join-stock company – the issuer:

Astakhova Svetlana Leonidovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director of the joint-stock company – Personnel director, member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the

total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Ganeeva Alla Albertovna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Management board
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Chief of sector of communication networks service of the Department of communication
CJSC "Novocom"	Russia, 630099, Novosibirsk city, Oktyabrskaya str., 17	Member of the Auditing committee
OJSC "Dalsvyaz"	Russia, 690950, Vladivostok city, Svetlanskaya str., 57	Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Dyakonov Mikhail Vasilievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director for capital construction, Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kirillov Alexander Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	First deputy to the General Director of the joint-stock company – technical director, Member of the Management board
CJSC "Ulyanovsk-GSM"	Russia, 432601, Ulyanovsk city, L.Tolstoy str., 60	Chairman of the Board of directors

Equity stake in the issuer's charter capital: ***0,066805%***

Equity stake of the issuer's ordinary shares: ***0,087573%***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Kormilitsyna Lyudmila Alexeevna

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Management board
OJSC "Svyazinvest"	Russia, 119121, Moscow, Pluyshchikha str., 55, building 2	Deputy to the chief of sector of representatives of corporate governance Department

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Omelchenko Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director, Chairman of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-commercial Partnership "Center of investigation of telecommunications development problems"	119121, Russia, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership's Council

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Petrov Mikhail Victorovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Deputy to the General Director of the joint-stock company, Member of the Management board
CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director
CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC Nizhegorodskaya cellular communication"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Management Board
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Member of the Board of directors
CJSC "Ulyanovsk-GSM"	Russia, 432980, Ulyanovsk city,	Member of the Board of directors

	L.Tolstoy str., 60	
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Chairman of the Board of directors
CJSC "RTCOM"	Russia, 430000, Saransk town, Kommunisticheskaya str., 54	Chairman of the Board of directors
CJSC "Saratov – Mobile"	Russia, 410600, Saratov city, Kiselev str., 40	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Pozdnyakov Denis Vyacheslavovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	First deputy to the General Director of the join-stock company for economics and finances, Member of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Member of the Board of directors
CJSC "RTCOM"	Russia, 430000, Saransk town, Kommunisticheskaya str., 54	Member of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

Popkov Nikolai Ivanovich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chief accountant, Member of the Management board

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

d) The person holding the post of (performing the functions) single executive body of the joint-stock company – the issuer:

Omelchenko Sergey Valerievich

Organization's name	Organization's location	Post held
OJSC "VolgaTelecom"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	General Director, Chairman of the Management board
CJSC "NCC"	Russia, 603000, Nizhny Novgorod city, M.Gorky sq., Dom Svyazi	Chairman of the Board of directors
CJSC "Orenburg-GSM"	Russia, 460000, RF, Orenburg city, Volodarskyi str., 11	Chairman of the Board of directors
OJSC "TATINCOM-T"	Russia, 420140, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20 A	Member of the Board of directors
Non-commercial Partnership "Center of investigation of telecommunications development problems"	119121, Russia, Moscow, Pluyshchikha str., 55, building 2	Member of the Partnership's Council

Equity stake in the issuer's charter capital: ***none***

Equity stake of the issuer's ordinary shares: ***none***

Equity stakes of the issuer's ordinary shares into which the securities, convertible into ordinary shares, belonging to him may be converted; the equity stakes are referenced in percentage terms of the total quantity of placed ordinary shares and of the quantity of ordinary shares, into which the securities may be converted, convertible into the issuer's ordinary shares: ***none***

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: *22.12.2006.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' session when the appropriate resolution was passed: *25.12.2006, № 14*

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 5

"On changing the structure of OJSC "VolgaTelecom" Management board:

1. ***To terminate early the authorities of OJSC "VolgaTelecom" Management board members:***

Mrs. Kormilitsyna L.A. and Mrs. Ganeeva A.A.

2. ***Since 22.12.2006 to set the quantitative structure of the Company's Management board to consist of 9 persons.***

3. ***To appoint Mr. Ulyanov Vladimir Vasilievich – deputy to the General Director of the joint-stock company for OJSC "VolgaTelecom" security – a member of OJSC "VolgaTelecom" Management board.***

2.4. Surname, name and patronymic name of the appropriate person:

Ulyanov Vladimir Vasilievich

Participation share of this person in the charter capital of the joint-stock company:

none

The share of ordinary stocks of the joint-stock company that belongs to this person:

none

Participation share of this person in the charter capital of the joint-stock company's subsidiary and associated companies:

none

The share of ordinary stocks of the joint-stock company's subsidiary and/or associated companies that belongs to this person:

none

The share of ordinary stocks of the joint-stock company and/or of its subsidiary and associated companies which may be acquired by this person as a result of exercising the rights of the issuer's and/or its subsidiary and associated companies' options provided to this person:

The companies have no options

3. Signature

3.1. OJSC "VolgaTelecom" General Director ____________ (signature) S.V. Omelchenko

3.2. Date " 25 " December 20 06 LS

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE JOINT STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SAID LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Closed Joint Stock Company "Stock Exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities that are included into the list of securities allowed for bidding by the trade institutor at the securities market:

Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage

2.3. In case if the joint-stock company's securities are (were) allowed for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities are included:
Non-listed stock

2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities are allowed for bidding without passing through the listing procedure.

3. Signature

3.1. **OJSC "VolgaTelecom" General Director** __________ (signature) **S.V. Omelchenko**

3.2. Date " 05 " December 20 06 LS

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT-STOCK COMPANY "INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE INSTITUTOR AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES FROM THE SAID LIST"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to "Russia's FSFM Herald"***

2. The communication's content

2.1. Full brand name of the trade institutor at the securities market:
Non-commercial partnership "Stock Exchange "Russian Trading System"

2.2. Kind, category, type of the joint-stock company's securities that are included into the list of securities allowed for bidding by the trade institutor at the securities market:

Inconvertible interest bearing certified bearer bonds of BT-4 series

2.3. In case if the joint-stock company's securities are (were) allowed for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities are included:
Securities allowed for circulation but not included into quotation lists (non-listed stock)

2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities are allowed for bidding without passing through the listing procedure

3. Signature

3.1. OJSC "VolgaTelecom" General Director ____________ (signature) S.V. Omelchenko

3.2. Date " 31 " October 20 06 LS

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137-A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:

http://www.vt.ru/?id=1692

The date of holding the session of the Board of directors (supervisory council) of the issuer: ***26.04.2005.***

The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***26.04.2005, minutes № 29***

The content of the decision made by the Board of directors (supervisory council) of the issuer on the issue:

III. On calling of annual general meeting of stockholders of OJSC "VolgaTelecom".

1. *To call annual general meeting of stockholders of OJSC "VolgaTelecom" in the form of joint presence.*
2. *Annual general meeting of stockholders is to be held on June 28, 2005 at the address: Nizhny Novgorod city, M.Gorky sq., Post House.*
3. *To set the time of the meeting beginning – 10-00 a.m. (local time).*
4. *To set the time of the beginning of registration of stockholders – 08-00 a.m. (local time) on 28.06.2005.*
5. *To set May 10, 2005 18-00 p.m. (local time) as the date of drawing up the list of persons and entities having the right to participate in annual general meeting of stockholders.*
6. *To set the mail address where the filled bulletins may be sent – 603000,Nizhny Novgorod city, M.Gorky sq., Post House.*
7. *To set the date of dispatching communication on calling of the annual general meeting of stockholders and voting bulletins 30 days prior to the date of the meeting's holding.*

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: April 26, 2005 LS

COMMUNICATION ABOUT
THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"DISCLOSURE BY THE JOINT-STOCK COMPANY OF ANNUAL SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the specified financial (accounting) statement was prepared:
Audited consolidated financial statement for 2005

2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities, foreign trade institutor at securities market and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: ***12.10.2006.***

2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation:
International Financial Reporting Standards (IFRS)

2.4. Full brand name and location of audit organization in case when the relevant financial (accounting) statement was audited:

LLC "Ernst & Young",
115035, Russia, Moscow, Sadovnicheskaya naberezhnaya 77, building 1,

2.5. Data on the license for audit activity:

- License number: ***E002138***
- License issue date: ***30.09.2002***
- License validity term: ***till 30.09.2007***
- The body that issued the license: ***RF Ministry of Finances***

2.6. Web site address in the Internet used by the issuer for the disclosure of the specified financial (accounting) statement and of summary part of audit opinion:

http://www.vt.ru/?id=4020

3. Signature

3.1. OJSC "VolgaTelecom" General Director ______________ (signature) S.V. Omelchenko

3.2. Date " 12 " October 2006 LS

COMMUNICATION ABOUT
THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"DISCLOSURE BY THE JOINT-STOCK COMPANY OF INTERIM (QUARTERLY) SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)".

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content
2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the specified financial (accounting) statement was prepared: ***Non-audited consolidated financial statement for 6 months of year 2006***
2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities, foreign trade institutor at securities market and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: ***12.10.2006.***
2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation: ***International Financial Reporting Standards (IFRS)***
2.4. Full brand name and location of audit organization, data on license (number, date of issue, validity term, the body that issued the license) for audit activity in case when the relevant financial (accounting) statement was audited: ***the specified financial statement was not audited***
2.5. Web site address in the Internet used by the issuer for the disclosure of the specified financial (accounting) statement: **http://www.vt.ru/?id=4020**

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	____________ (signature)	S.V. Omelchenko
3.2. Date " 12 " October 20 06	LS	

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "LIQUIDATION OF BUSINESS ENTITY BEING SUBSIDIARY AND/OR ASSOCIATED IN RELATION TO THE JOINT-STOCK COMPANY"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content
2.1. Full brand name of subsidiary business entity: ***Closed Joint Stock Company "TeleSvyazInform"***
2.2 Equity share of the joint-stock company in the authorized capital of the subsidiary company: ***100%***
2.3. The share of the subsidiary's ordinary stock owned by the joint-stock-company: ***100%***
2.4. Grounds for liquidation of the subsidiary company: ***Certificate of making the entry into Single State Register of Legal Entities about state registration of legal entity due to its liquidation of 06.10.2006.***

3. Signature		
3.1. Acting general Director of OJSC "VolgaTelecom"	____________________ (signature)	M.V. Dyakonov
3.2. Date " **09** " **October** **20** **06**	LS	

COMMUNICATION
ON THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES
"ON INSTITUTING BY ARBITRATION COURT IN REGARD OF THE JOINT-STOCK COMPANY AND/OR ITS SUBSIDIARIES AND ASSOCIATES OF BUNKRUPTCY LEGAL PROCEEDINGS AND/OR BRINGING ONE OF THE BANKRUPTCY PROCEEDINGS"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to Russia's FSFM Herald"***

2. The communication's content
2.1. Full brand name of organization in regard of which one of the bankruptcy proceedings was brought: ***Closed Joint Stock Company "Nizhegorodskyi radiotelephone"*** 2.2. Location of organization in regard of which one of the bankruptcy proceedings was brought: ***603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*** 2.3. The name of the arbitration court that passed the judicial act: ***Arbitration Court of Nizhny Novgorod oblast*** 2.4. The date of passing the judicial act: ***July 06, 2006.*** 2.5. The description of brought bankruptcy proceeding: ***watch*** 2.6. The number of the record of bringing bankruptcy proceeding - watch: ***№ A 43 – 15562/2006, 24 - 181*** 2.7. Surname, name and patronymic name of bankruptcy commissioner: ***Noskov Anatolyi Petrovich*** 2.8. The address for sending the correspondence to the approved bankruptcy commissioner: ***606446, Bor town, Slavyanskaya street, 39***

3. Signature		
3.1. Acting General Director of OJSC "VolgaTelecom"	______________ (signature)	D.V. Pozdnyakov
3.2. Date " 22 " September 20 06	LS	

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru/?id=1692***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to Russia's FSFM Herald"***

2. The communication's content
2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed: ***Closed Joint Stock Company "Chuvashiya Mobile"***
2.2. Location of commercial organization: ***Russian Federation, Chuvash Republic, 428018, Cheboksary town, K.Ivanov street, 83***
2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: ***30%***
2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: ***30%***
2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: ***100%***
2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: ***100%***
2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: ***September 18, 2006***

3. Signature		
3.1. Acting General Director	____________________ (signature)	D.V. Pozdnyakov
3.2. Date " **19** " **September** **20** **06**	LS	

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed:

Closed Joint Stock Company "Saratov – Mobile"

2.2. Location of commercial organization:

Russian Federation, 410012, Saratov city, Kiselev street, 40

2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: ***50%***

2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: ***50%***

2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: ***100%***

2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: ***100%***

2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: ***September 18, 2006***

3. Signature

3.1. Acting General Director ____________________ O.V. Ershov

(signature)

3.2. Date " 18 " **September** 20 06   LS

IV - 11

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content
2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed: *Closed Joint Stock Company "Penza Mobile"*
2.2. Location of commercial organization: *Russian Federation, 440606, Penza city, Kuprin street, 1/3*
2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: *40%*
2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: *40%*
2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: *100%*
2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: *100%*
2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: *September 18, 2006*

3. Signature		
3.1. Acting General Director	____________ (signature)	O.V. Ershov
3.2. Date " 18 " September 20 06	LS	

IV - 11

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed:

Closed Joint Stock Company "Penza Mobile"

2.2. Location of commercial organization:

Russian Federation, 440606, Penza city, Kuprin street, 1/3

2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: ***40%***

2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: ***40%***

2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: ***100%***

2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: ***100%***

2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: ***September 18, 2006***

3. Signature

3.1. Acting General Director ______________________ O.V. Ershov

(signature)

3.2. Date " **18** " **September 20 06** LS

Communication on completion of issuing securities placement

1. General information	
1.1. The issuer's full brand name (for non-commercial organization – the name)	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru***
1.8. The name of the periodical (s) used by the issuer for information publishing	***For this kind of communication the publication in a periodical is not stipulated.***

2. The communication's content

2.1. Data about placed securities:

2.1.1. Kind, category (type), series and other identification features of securities: ***Inconvertible interest bearing certified bearer bonds of BT-4 series with obligatory central storage (hereinafter – Bonds).***

2.1.2. Term to maturity (for the issuer's bonds and options):

The Bonds are retired in succession by installments during the following periods:

On the 1820-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2002-nd day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2184-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2366-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value;

On the 2548-th day since the date of the offering start each Bond is retired partially in the amount of 20% of the face value.

If the date of retirement of a part of the Bonds' face value falls on day-off, irrespective whether it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bonds' owner has no right to claim to charge interest or any other compensation for such a delay in payment.

The dates of the start and the end of retirement of each part of the Bonds face value coincide.

2.1.3. State registration number of the securities issue and the date of state registration: ***4-46-00137-A, June 06, 2006.***

2.1.4. The name of the registration body that conducted state registration of the securities issue:
Federal Service for Financial Markets.

2.1.5. Face value of each placed valuable paper: ***1000 (One thousand) rubles.***

2.1.6. The method of securities floatation: ***public offering.***

2.2. The date of actual start of securities floatation (the date of the first transaction aimed to carve-out of securities to the first owner): ***September 12, 2006.***

2.3. The date of actual completion of securities placement (the date of the last receiving entry in the customer account (custody account) of the first owner in the system of accounting of rights for the issue securities: ***September 12, 2006.***

2.4. The quantity of actually placed securities: ***3 000 000 (Three million) bonds.***

2.5. The share of actually placed securities of the total quantity of the issue securities to be placed: ***100 %.***

2.6. The actual offering price (prices) of securities and the quantity of securities placed by each of offering

prices: ***3 000 000 (Three million) bonds were placed by offering price of 1000 rubles per a Bond.***
2.7. The form of payment of placed securities, and in case if the placed securities were paid by monetary means and by other property (non-monetary means), - and also the quantity of placed securities paid by monetary means and the quantity of placed securities paid by other property (non-monetary means): ***by monetary means by non-cash method in Russian Federation currency.***
2.8. Data on the issuer's related party transactions, and also on the issuer's large transactions made by the issuer in the course of securities placement, and on the fact of their approval by the issuer's authorized management body or about the lack of such approval: ***In the course of the Bonds placement related party transactions were not made. In the course of the Bonds placement large transactions were not made.***

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" D.V. Pozdnyakov

3.2. Date: September 12, 2006.

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru/?id=1692***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to "Russia's FSFM Herald"***

2. The communication's content
2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed: ***Closed Joint Stock Company "Transsvyaz"***
2.2. Location of commercial organization: ***Russian Federation, 603035, Nizhny Novgorod city, Chaadaev str., 2***
2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: ***80%***
2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: ***80%***
2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: ***100%***
2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: ***100%***
2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: ***August 11, 2006***

3. Signature	
3.1. First deputy to the General Director of the joint-stock company for economics and finances of OJSC "VolgaTelecom"	______________ D.V. Pozdnyakov (signature)
3.2. Data " **14** " **August** **20** **06**	LS

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content
2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed: *Closed Joint Stock Company "Nizhegorodteleservice"*
2.2. Location of commercial organization: *Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: *40%*
2.4. The share of ordinary stock of the specified organization that belonged to the joint-stock company prior to the change: *40%*
2.5. The joint-stock company's equity share in the charter capital of the specified organization after the change: *80%*
2.6. The share of ordinary stock of the specified organization that belongs to the joint-stock company after the change: *80%*
2.7. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed: *August 11, 2006*

3. Signature		
3.1. First deputy to the General Director of the joint-stock company for economics and finances of OJSC "VolgaTelecom"	____________ (signature)	D.V. Pozdnyakov
3.2. Date " 14 " August 20 06	LS	

RECEIVED

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "LIQUIDATION OF BUSINESS ENTITY BEING SUBSIDIARY AND/OR ASSOCIATED IN RELATION TO THE JOINT-STOCK COMPANY"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of subsidiary business entity:

Limited Liability Company "Izhcom"

2.2 Equity share of the joint-stock company in the authorized capital of the subsidiary company: ***100%***

2.3. Grounds for liquidation of the subsidiary company: Certificate of making the entry into Single State Register of Legal Entities about state registration of legal entity due to its liquidation of 29.08.2006.

3. Signature

3.1. OJSC "VolgaTelecom" General Director ______________________ S.V. Omelchenko

(signature)

3.2. Date " **30** " **August** **20** **06**

LS

ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY
"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS
(SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. The date of the joint-stock company's Board of directors session holding when the appropriate resolution was passed:

31.07.2006

2.2. The date of making up and the number of the minutes of the joint-stock company's Board of directors session when the appropriate resolution was passed:

01.08.2006, № 4

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 2 "The Company's Management board formation":

1. To form the Company's Management board to the number of 10 persons in the following structure:

- ***Omelchenko Sergey Valerievich***
- ***Astakhova Svetlana Leonidovna***
- ***Ganeeva Alla Albertovna***
- ***Dyakonov Mikhail Vasilievich***
- ***Ershov Oleg Vladimirovich***
- ***Ketkov Alexander Yulievich***
- ***Kormilitsyna Lyudmila Alexeevna***
- ***Petrov Mikhail Victorovich***
- ***Pozdnyakov Denis Vyacheslavovich***
- ***Popkov Nikolai Ivanovich***

2. To define the term of office of the Management board members from 31.07. 2006 till 31.07.2007

2.4.1. Surname, name, patronymic name of appropriate person:

Omelchenko Sergey Valerievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may

be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:
The companies did not issue options

2.4.2. Surname, name, patronymic name of appropriate person:

Astakhova Svetlana Leonidovna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.3. Surname, name, patronymic name of appropriate person:

Ganeeva Alla Albertovna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.4. Surname, name, patronymic name of appropriate person:

Dyakonov Mikhail Vasilievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.5. Surname, name, patronymic name of appropriate person:

Ershov Oleg Vladimirovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.6. Surname, name, patronymic name of appropriate person:

Ketkov Alexander Yulievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.7. Surname, name, patronymic name of appropriate person:

Kormilitsyna Lyudmila Alexeevna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.8. Surname, name, patronymic name of appropriate person:

Petrov Mikhail Victorovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.9. Surname, name, patronymic name of appropriate person:

Pozdnyakov Denis Vyacheslavovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

2.4.10. Surname, name, patronymic name of appropriate person:

Popkov Nikolai Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person:

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

3. Signature

3.1. OJSC "VolgaTelecom"
General Director ______________ (signature) S.V. Omelchenko

3.2. Date " 01 " August 20 06 . L.S.

ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
"ON EXPIRATION OF THE TERM OF OFFICE OF THE JOINT STOCK COMPANY'S SINGLE EXECUTIVE BODY AND /OR COLLEGIAL EXECUTIVE BODY'S MEMBERS"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Surname, name, patronymic name of appropriate person:
Omelchenko Sergey Valerievich
The post of the specified person:
The General Director of OJSC "VolgaTelecom", the Chairman of the Management board
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.2. Surname, name, patronymic name of appropriate person:
Astakhova Svetlana Leonidovna
The post of the specified person:
Deputy to the General Director of the joint-stock company– personnel director of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.3. Surname, name, patronymic name of appropriate person:
Ganeeva Alla Albertovna
The post of the specified person:
Head of section of technical operation of electric communication networks of electric communication department of OJSC "Svyazinvest"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.4. Surname, name, patronymic name of appropriate person:
Dyakonov Mikhail Vasilievich
The post of the specified person:
Deputy to the General Director of OJSC "VolgaTelecom" for capital construction
The share of participation of the specified person in the joint-stock company's charter capital:
has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.5. Surname, name, patronymic name of appropriate person:
Kormilitsyna Lyudmila Alexeevna
The post of the specified person:
Deputy to the head of section of representatives of corporate governance department of OJSC "Svyazinvest"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.6. Surname, name, patronymic name of appropriate person:
Petrov Mikhail Victorovich
The post of the specified person:
Deputy to the General Director of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.7. Surname, name, patronymic name of appropriate person:
Pozdnyakov Denis Vyacheslavovich
The post of the specified person:
First deputy to the General Director of OJSC "VolgaTelecom" for economics and finances
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

2.8. Surname, name, patronymic name of appropriate person:
Popkov Nikolai Ivanovich
The post of the specified person:
OJSC "VolgaTelecom" General Directorate chief accountant
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July 30, 2006

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	________________ (signature)	S.V. Omelchenko
3.2. Date " 28 " July 20 06 .	L.S.	

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT-STOCK COMPANY POSSESSES EQUITY SHARE"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	***http://www.vt.ru/?id=1692***
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The communication's content

2.1. Full brand name of commercial organization which equity share in charter (reserve) capital has changed:

Limited Liability Company "PACT"

2.2 Location of commercial organization:

Russian Federation, 440071, Penza city, Stroiteley avenue, 130-248

2.3. The joint-stock company's equity share in the charter capital of the specified organization prior to the change: ***6,25%***

2.4. The joint-stock company's equity share in the charter capital of the specified organization after the change: ***0%***

2.5. The date since when the joint-stock company's equity share in the charter capital of the specified organization has changed:: ***July 11, 2006***

3. Signature

3.1. General Director ______________ S.V. Omelchenko

(signature)

3.2. Date " 11 " July 20 06 LS

RECEIVED

IV-19

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The communication's content

2.1. Full brand name of the trade organizer at the securities market:
Non-commercial Partnership "Stock Exchange "Russian Trading System"

2.2. Kind, category, type of the joint-stock company's securities included into the list of securities allowed for bidding by the trade organizer at the securities market:

Inconvertible interest bearing certified bearer bonds of BT-2 series

2.3. In case if the joint-stock company's securities were allowed (are allowed) for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities were (are) included:
Securities allowed for circulation but not included into quotation lists (non-listed stock)

2.4. In case if the joint-stock company's securities were allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities were allowed for bidding without passing through the listing procedure.

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	______ (signature)	S.V. Omelchenko
3.2. Date " 10 " July 20 06	LS	

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* ***Supplement to "Russia's FSFM Herald"***

2. The communication's content
2.1. Full brand name of the trade organizer at the securities market: ***Closed Joint Stock Company "Stock exchange MICEX"***
2.2. Kind, category, type of the joint-stock company's securities included into or excluded from the list of securities allowed for bidding by the trade organizer at the securities market: ***Inconvertible interest bearing certified bearer bonds of BT-2 series*** ***Inconvertible interest bearing certified bearer bonds of BT-3 series***
2.3. In case if the joint-stock company's securities are allowed (were allowed) for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities are included: ***Quotation list "A" of the first level***
2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance: ***The securities passed through the listing procedure***

3. Signature		
3.1. Acting General Director of OJSC "VolgaTelecom"	______________ (signature)	O.V. Ershov
3.2. Date " 30 " June 20 06	LS	

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"CONCLUSION BY THE JOINT-STOCK COMPANY OF THE AGGREEMENT WITH STOCK EXCHANGE (TRADE ORGANIZER) ON THE BASIS OF WHICH THE SECURITIES ARE LISTED (INCLUSION OF SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. Full brand name of the stock exchange carrying out the listing of securities of the joint-stock company (of the trade organizer at securities market which includes the securities of the joint-stock company into the list of securities allowed for biding by the trade organizer at securities market):

Closed Joint Stock Company "Stock exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities which are listed by stock exchange (the inclusion of which into the list of securities allowed for bidding by the trade organizer at the securities market is made by the trade organizer at the securities market):

Inconvertible interest bearing certified bearer bonds of BT-2 series
Inconvertible interest bearing certified bearer bonds of BT-3 series

2.3. The date of conclusion and the number of the agreement on the basis of which the stock exchange carries out the listing of the joint-stock company's securities (on the basis of which the trade organizer at the securities market carries out the inclusion into the list of securities allowed for bidding by the trade organizer at securities market):

June 26, 2006 № A1 - 126
June 26, 2006 № A1 - 127

3. Signature

3.1. Acting General Director of OJSC "VolgaTelecom" ____________ (signature) O.V. Ershov

3.2. Date " 30 " June 20 06 LS

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT-STOCK COMPANY "INCLUSION OF THE JOINT-STOCK COMPANY'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content
2.1. Full brand name of the trade organizer at the securities market: *Non-commercial partnership "Stock Exchange "Russian Trading System"* 2.2. Kind, category, type of the joint-stock company's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market: *Inconvertible interest bearing certified bearer bonds of BT-3 series* 2.3. In case if the joint-stock company's securities were (are) allowed for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities were (are) included: *Securities allowed for circulation but not included into quotation lists (non-listed stock)* 2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance: *The securities are allowed for bidding without passing through the listing procedure*

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	____________ (signature)	S.V. Omelchenko
3.2. Date " 08 " June 20 06	LS	

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: ***May 19, 2006.***

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' (supervisory council) session when the appropriate resolution was passed: ***Minutes № 32 of May 21, 2006.***

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 4

"Recommendations on payment of dividends for 2005: the size, time and form of their payment on the shares of each category":

1. To recommend to the annual general meeting of shareholders of OJSC "VolgaTelecom" to pass the resolution on payment of dividends for 2005 in the following size:

- on preferred shares - 2,7583 rubles per a share in cash, starting from 15.07.2006 till 15.12.2006;

- on ordinary shares - 1,4744 rubles per a share in cash, starting from 15.07.2006 till 15.12.2006.

3. Signature

3.1. **Acting General Director of OJSC "VolgaTelecom"** ______________ (signature) M.V. Dyakonov

3.2. Date " 22 " May 2006 LS

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *"Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: *May 19, 2006.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' (supervisory council) session when the appropriate resolution was passed: *Minutes № 32 of May 21, 2006.*

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 10

"Approval of the agenda of the annual general meeting of shareholders":

To approve the following agenda of the annual general meeting of shareholders of the Company:

1. ***Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the reporting (2005) fiscal year.***
2. ***On payment of dividends for 2005, the size, time and form of their payment on the shares of each category.***
3. ***Introduction of changes and addenda to the Company's Charter.***
4. ***Introduction of changes and addenda to the Provision on the Company's Board of directors.***
5. ***Introduction of changes and addenda to the Provision on the procedure of holding a general meeting of stockholders of the Company.***
6. ***Introduction of changes and addenda to the Provision on the Company's Auditing committee.***
7. ***Election of the members of the Company's Board of directors.***
8. ***Election of the members of the Company's Auditing committee.***
9. ***Approval of the Company's auditor for 2006.***
10. ***Determination of requirement criteria (percentage) of deductions for calculation of annual remuneration to the members of the Company's Board of directors.***
11. ***On termination of the Company's participation in Chamber of Commerce and Industry of the republic of Mariy El by leaving its membership.***
12. ***On termination of the Company's participation in non-commercial organization "Association of communication enterprises of the Volga region" by leaving its membership.***

3. Signature

3.1. **Acting General Director of OJSC "VolgaTelecom"** ____________ (signature) M.V. Dyakonov

3.2. Date " 22 " May 20 06 LS

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The communication's content

2.1. The date of the joint-stock company Board of directors' session holding when the appropriate resolution was passed: *April 21, 2006.*

2.2. The date of making up and the number of the minutes of the joint-stock company Board of directors' (supervisory council) session when the appropriate resolution was passed: *Minutes № 28 of April 21, 2006.*

2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 1:

"On convocation of annual general meeting of shareholders of OJSC "VolgaTelecom":

1. ***To convene annual general meeting of shareholders of OJSC "VolgaTelecom" in the form of joint presence.***
2. ***Annual general meeting of shareholders is to be held on June 26, 2006 at the address: Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***
3. ***To set the time of the meeting's beginning – 10-00 a.m. (local time).***
4. ***To set the time of shareholders registration beginning – 08-00 a.m. (local time) on 26.06.2006.***
5. ***To set May 7, 2006 as the date of making up the list of persons and entities having the right to participate in annual general meeting of shareholders.***
6. ***To set the mail address where the filled bulletins may be sent – 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi.***
7. ***To set May 26, 2006 as the date of dispatching communication on convocation of the annual general meeting of shareholders and voting bulletins.***

3. Signature

3.1. **OJSC "VolgaTelecom" General Director** ____________ (signature) S.V. Omelchenko

3.2. Date " 21 " April 20 06 LS

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "DISCLOSURE BY THE JOINT-STOCK COMPANY OF ANNUAL SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to Russia's FSFM Herald"***

2. The communication's content

2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the specified financial (accounting) statement was prepared: ***Audited consolidated financial statement for 2004***

2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: ***18.04.2006.***

2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation: ***International Financial Reporting Standards (IFRS)***

2.4. Full brand name and location of audit organization in case when the relevant financial (accounting) statement was audited:

LLC "Ernst & Young Vneshaudit",
115035, Russia, Moscow, Sadovnicheskaya naberezhnaya 77, building 1,

2.6. Data on the license for audit activity:

- License number: ***E002138***
- License issue date: ***30.09.2002***
- License validity term: ***till 30.09.2007***
- The body that issued the license: ***RF Ministry of Finances***

2.7. Web site address in the Internet used by the issuer for the disclosure of the specified financial (accounting) statement and of summary part of audit opinion:

http://www.vt.ru/?id=4020

3. Signature

3.1. OJSC "VolgaTelecom" General Director ______ (signature) S.V. Omelchenko

3.2. Date " 18 " April 20 06 LS

COMMUNICATION ABOUT THE DATA THAT MAY MATERIALLY AFFECT THE COST OF THE JOINT-STOCK COMPANY'S SECURITIES "DISCLOSURE BY THE JOINT-STOCK COMPANY OF INTERIM (QUARTERLY) SUMMARY (CONSOLIDATED) FINANCIAL (ACCOUNTING) STATEMENT PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS) OR US GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)".

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***"Supplement to Russia's FSFM Herald"***

2. The communication's content
2.1. Type of the issuer's financial (accounting) statement (consolidated or of legal entity) prepared in accordance with International Financial Reporting Standards (IFRS) or with US Generally Accepted Accounting Principles (US GAAP), and also the reporting period for which the specified financial (accounting) statement was prepared: ***Non-audited consolidated financial statement for 6 months of year 2005***
2.2. The date of sending (presentation) by the joint-stock company of financial (accounting) statement to the appropriate authority (organization) regulating the market of foreign securities and/or to other organizations in accordance with foreign law for the purposes of its disclosure among general public: ***18.04.2006.***
2.3. Standards of financial reporting applied for the issuer's financial (accounting) statement preparation: ***International Financial Reporting Standards (IFRS)***
2.4. Full brand name and location of audit organization, data on license (number, date of issue, validity term, the body that issued the license) for audit activity in case when the relevant financial (accounting) statement was audited: ***the specified financial statement was not audited***
2.5. Web site address in the Internet used by the issuer for the disclosure of the specified financial (accounting) statement: **http://www.vt.ru/?id=4020**

3. Signature		
3.1. OJSC "VolgaTelecom" General Director	____________ (signature)	S.V. Omelchenko
3.2. Date " 18 " April 20 06	LS	

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication
2.1. The date of the joint-stock company's Board of directors session holding when the appropriate resolution was passed: ***15.03.2006.*** 2.2. The date of making up and the number of the minutes of the joint-stock company's Board of directors session when the appropriate resolution was passed: ***17.03.2006, № 25*** 2.3. The content of the resolution passed by the joint-stock company's Board of directors on issue № 5 **"About the change of the Company's Management board structure":** ***Early terminate the authorities of Mr. Kirillov A.I. – a member of OJSC "VolgaTelecom" Management board – since March 10, 2006."***

3. Signature		
3.1. General Director of OJSC "VolgaTelecom"	____________ (signature)	S.V. Omelchenko
3.2. Date " 17 " March 20 06	LS	

IV-29

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Full brand name of the trade organizer at the securities market:
Closed Joint Stock Company "Stock Exchange MICEX"

2.2. Kind, category, type of the joint-stock company's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:

Inconvertible interest bearing certified bearer bonds of BT-2 series
Inconvertible interest bearing certified bearer bonds of BT-3 series

2.3. In case if the joint-stock company's securities were (are) allowed for bidding at stock exchange – the name of the quotation list into which the joint-stock company's securities were (are) included:
Non-listed stock

2.4. In case if the joint-stock company's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:

The securities are allowed for bidding without passing through the listing procedure

3. Signature

3.1. First deputy to OJSC "VolgaTelecom" General Director for economics and finances ____________ (signature) D.V.Pozdnyakov

3.2. Date " 28 " February 20 06 LS

“RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)”

1. General information	
1.1. The issuer’s full brand name	*Open Joint Stock Company “VolgaTelecom”*
1.2. The issuer’s abbreviated brand name	*OJSC “VolgaTelecom”*
1.3. The issuer’s location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer’s national registration number	*1025203014781*
1.5. The issuer’s TIN	*5260901817*
1.6. The issuer’s unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*“Rossiiskaya gazeta”* *Supplement to “Russia’s FSFM Herald”*

2. The content of the communication
2.1. The date of the joint-stock company’s Board of directors (supervisory council) session holding when the appropriate resolution was passed: ***February 22, 2006.***
2.2. The date of making up and the number of the minutes of the joint-stock company’s Board of directors (supervisory council) session when the appropriate resolution was passed: ***minutes № 22 of February 22, 2006.***
2.3. The content of the resolution passed by the joint-stock company’s Board of directors (supervisory council):
1. To approve Open Joint Stock Company “United registration company” (“Objedinennaya registratsionnaya companiya”) as the Company’s registrar; “United registration company” being reorganized in the form of affiliation to it of CJSC “Registrator-Svyaz” and being its assign in regard of all rights and obligations resulting from Contract for services of marinating the register of registered securities holders № 16-02 of February 04, 2002 concluded by and between OJSC “VolgaTelecom” and CJSC “Registrator-Svyaz”.
2. To approve related party transaction – Additional Contract being concluded by the Company with Open Joint Stock Company “United registration company” (hereinafter – OJSC “URC”) to Contract for services of marinating the register of registered securities holders № 16-02 of February 04, 2002(hereinafter - the Contract)that had been concluded earlier by and between the Company and CJSC “Registrator-Svyaz” on the following conditions precedent:
• ***subject of transaction – introduction of changes into the Contract; these changes being connected with reorganization of CJSC “Registrator-Svyaz” in the form of affiliation to Open Joint Stock Company “United registration company”, including:***
• ***inclusion into the Contract of item 6.4., confirming legal succession of Open Joint Stock Company “United registration company” in regard of all rights and obligations of CJSC “Registrator-Svyaz” resulting from the Contract;***
• ***change of the registrar’s address and requisites in Section 8 of the Contract;***
• ***change of CJSC “Registrator-Svyaz” name for OJSC “URC” in the text of the Contract.***

3. Signature		
3.1. **General Director of OJSC “VolgaTelecom”**	______________ (signature)	S.V. Omelchenko
3.2. Date “ 22 ” February 20 06	LS	

"INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Full brand name of the trade organizer at the securities market:
Non-commercial partnership "Stock exchange "Russian Trading System"

2.2. Kind, category, type of the issuer's securities that are excluded from the list of securities allowed for bidding by the trade organizer at the securities market due to the expiry of maturity:
Paper, interest rate, bearer bonds of BT- 1 series

2.3. In case if the issuer's securities are allowed for bidding at stock exchange – the name of the quotation list from which the issuer's securities are excluded:
Quotation list "A" of the second level

2.4. In case if the issuer's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities passed through the listing procedure

3. Signature		
3.1. General Director of OJSC "VolgaTelecom"	____________ (signature)	S.V. Omelchenko
3.2. Date " 20 " February 20 06	LS	

IV-32

COMMUNICATION ABOUT THE DATA THAT MAY HAVE MATERIAL EFFECT OF THE COST OF THE SECURITIES OF THE JOINT STOCK COMPANY "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication

2.1. Full brand name of the trade organizer at the securities market:
Open Joint Stock Company "Stock exchange "Russian Trading System"

2.2. Kind, category, type of the issuer's securities that are excluded from the list of securities allowed for bidding by the trade organizer at the securities market due to the expiry of maturity:
Paper, interest rate, bearer bonds of BT- 1 series

2.3. In case if the issuer's securities are allowed for bidding at stock exchange – the name of the quotation list from which the issuer's securities are excluded:
Quotation list "A" of the second level

2.4. In case if the issuer's securities are allowed for bidding at stock exchange without passing through the listing procedure – the data about this circumstance:
The securities passed through the listing procedure

3. Signature

3.1. General Director of OJSC "VolgaTelecom" ________ (signature) S.V. Omelchenko

3.2. Date " 20 " February 20 06 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	**5260901817**
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication
2.1. Full brand name of business entity whose participation share in charter (reserve) capital has changes: ***Limited Liability Company "Processing center "Union Card" Nizhny Novgorod"***
2.2 Location of business entity:
Russian Federation, 603006, Nizhny Novgorod city, Varvarskaya str., 32
2.3. Participation share of the joint stock company in the charter capital of the specified entity prior to the change: ***15%***
2.4. Participation share of the joint stock company in the charter capital of the specified entity after the change: ***0%***
2.5. The date when participation share of the joint stock company in the charter capital of the specified entity has changed: ***December 14, 2005***

3. Signature		
3.1. Acting General Director	_______________ (signature)	M.V. Dyakonov
3.2. Date " 22 " December 20 05	LS	

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	5260901817
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	*http://www.vt.ru/?id=1692*
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Full brand name of business entity whose participation share in charter (reserve) capital has changes: ***Limited Liability Company "Raduga-poisk"***

2.2 Location of business entity:

Russian Federation, 603022, Nizhny Novgorod city, Studencheskaya str., 13

2.3. Participation share of the joint stock company in the charter capital of the specified entity prior to the change: ***18,2%***

2.4. Participation share of the joint stock company in the charter capital of the specified entity after the change: ***0%***

2.5. The date when participation share of the joint stock company in the charter capital of the specified entity has changed: ***December 14, 2005***

3. Signature

3.1. Acting General Director ______________ M.V. Dyakonov
(signature)

3.2. Date " 22 " **December** 20 05 LS

"ON REORGANIZATION OF THE REGISTRAR CARRYING OUT THE ACTIVITY OF KEEPING THE REGISTERS OF THE ISSUER'S SECURITIES OWNERS"

1. General information	
1.1. The issuer's full brand name	***Open Joint Stock Company "VolgaTelecom"***
1.2. The issuer's abbreviated brand name	***OJSC "VolgaTelecom"***
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication

2.1. Form of reorganization: ***affiliation***

2.2. The registrar's authorized management body that made the decision serving as the ground of reorganization, and the date of its making:

Extraordinary general meeting of shareholders of CJSC "Registrator – Svyaz", August 16, 2005.

2.3. Full and abbreviated brand names of each reorganized legal entity, location:

1. Closed Joint Stock Company "Registrator – Svyaz",
CJSC "Registrator – Svyaz",
Moscow, Kalanchevskaya str., 15 A

2. Open Joint Stock Company "United registration company",
OJSC "URC",
Moscow, Pyatnitskaya str., 70

2.4. Full and abbreviated brand name of the legal entity that dissolved as a result of reorganization, location:

Closed Joint Stock Company "Registrator – Svyaz",
CJSC "Registrator – Svyaz",
Moscow, Kalanchevskaya str., 15 a

2.5. The date of reorganization (the date of making the entry into Unified state register of legal entities about the discontinuation of activities of affiliated legal entity):

December 13, 2005.

3. Signature

3.1. First deputy to the General Director of OJSC "VolgaTelecom" for economics and finances ____________ (signature) D.V. Pozdnyakov

3.2. Date " 14 " December 20 05 LS

COMMUNICATION ON
ADOPTION OF RESOLUTION OF THE BONDS ACQUISITION

1.1. The Issuer's full brand name: ***Open Joint Stock Company "VolgaTelecom"***
1.2. The Issuer's abbreviated brand name: ***OJSC "VolgaTelecom"***
1.3. The Issuer's location: ***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number: ***1025203014781***
1.5. The issuer's TIN: ***5260901817***
1.6. The issuer's unique code assigned by registration body: ***00137-A***
1.7. Web site address in the Internet used by the issuer for information disclosure: ***http://www.vt.ru***

2. Data about the securities in regard to which the resolution of acquisition was adopted:
Inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds").
State registration number of the issue of securities and the date of state registration: 4-44-00137-A of November 10, 2005.
The quantity of the Bonds being acquired: to 3 000 000 (Three million) pieces.
Acquisition price: 100 (One hundred) percent of the outstanding amount of the Bonds face value without regard to coupon yield accrued on the Date of acquisition; the coupon yield is paid to the Bonds seller over the specified Acquisition Price.
The date of the start of the Bonds Acquisition is defined as the third business day of the seventh coupon period under the Bonds (December 04, 2008).
The end date of the Bonds Acquisition: coincides with the date of the acquisition start.
The form and the due date of the Bonds being acquired: The Bonds are paid by monetary means in RF currency by non-cash settlement. Performance of "delivery versus payment" condition in accordance with the rules of Closed Joint Stock Company "Stock exchange MICEX".
The period of the Bonds presentation for acquisition by the Issuer: from November 28, 2008 up to and including December 02, 2008.

3. The procedure and terms and conditions of the Bonds acquisition:
Offer of acquisition by Open Joint Stock Company "VolgaTelecom" of OJSC "VolgaTelecom" Bonds of BT-2 series.
1. Terms and definitions
1.1. "Agent" – a person/entity carrying out under the Issuer's instruction and for the Issuer's account the actions for the Bonds acquisition. The Agent is "Interregional Commercial bank of communication and informatics development" (Open Joint Stock Company),
Location: 125375, Moscow, Tverskaya str., 7,
Mail address: 125375, Moscow, Tverskaya str., 7
1.2. "Holder" – a person/entity being a Participant in tenders of Closed Joint Stock Company "Stock exchange MICEX" (hereinafter "Participant in tenders" and "Stock exchange" correspondingly) and acting at the expense of and under the instruction of the Bonds owners and also acting on its own behalf and at its own expense and desiring to accept the Offer.
1.3. The "Date of acquisition" – the date of the Bonds acquisition by the Issuer December 04, 2008 which is the third business day of the seventh coupon period or the 1094-th (One thousand one hundred ninety fourth) day since the Bonds placement start date.
1.4. "Notification" – stipulated by item 2.5 of the Offer is written notification about the intent to sell the bonds (acceptance of the offer).
1.5. "NDC" – Non-commercial Partnership "National Depositary Center" performing the functions of the Bonds depositary; location: 125009, Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, structure 4, mail address: 125009, Russian Federation, Moscow, Srednyi Kislovskyi pereulok, 1/13, phone: (095) 956-27-90, (095) 956-27-91, fax: (095) 956-27-92, license number: 177-03431-000100, date of issue: 04.12.2000, the body that issued the license: Russia's FCSM.
1.6. "Bonds" – Open Joint Stock Company "VolgaTelecom" inconvertible interest bearing certified bearer bonds of BT-2 series with obligatory central storage (hereinafter – "Bonds") to the number of 3 000 000 (Three million) pieces of the face value of 1 000 (One thousand) rubles each, state registration number: 4-44-00137-A of 10.11.2005.

1.7 The "Issuer" – Open Joint Stock Company "VolgaTelecom".

1.8. The "Offer" – this Offer.

1.9. "Period of presentation" – the period of presenting the Bonds for acquisition by the Issuer defined in item 2.6 of this Offer.

1.10. "Issuing Documents" – Resolution on securities issue, Prospectus of securities and Bonds Certificate.

2. The subject and the nature of the Offer. Terms and conditions of its acceptance.

2.1. By this Offer the Issuer offers to any owner of the Bonds having the intent to sell the Bonds to conclude the Bonds purchase and sale contract with the Issuer in accordance with RF legislation, the Issuer's Charter, terms and conditions of the Resolution on securities issue, the Prospectus of securities and this Offer to the number of to 3 000 000 (Three million) pieces inclusively at the price established in item 3.2 of this Offer.

2.2. The Offer is public and expresses the Issuer's will to conclude the Bonds purchase and sale contract on terms and conditions specified in the Offer with any Holder.

2.3. The Offer is irrevocable, that is it cannot be revoked during the period till the Date of acquisition inclusively.

2.4. The Offer is considered to be received by the consignee at the moment of publishing the text of this Offer on the news line.

2.5. For the purposes to realize the right of the Offer acceptance the Holder performs two acts:

1) During the Period of presentation of the Bonds for acquisition by the Issuer the Bonds Holder should send to the Agent by registered letter the written notification (hereinafter "Notification") of the intent to sell a definite quantity of the Bonds.

The Notification should express the intent to sell to the Issuer the Issuer's inconvertible interest bearing certified bearer bonds of BT-2 series and also contain the following information:

- full name of the Bonds Holder;
- full name of the Bonds owner (in case if the Bonds Holder – the Participant in tenders of the Exchange is acting at the expense and under the instruction of the Bonds owners);
- state registration number and the date of state registration of the Bonds;
- the quantity of the Bonds being offered for sale (in digits and in words).

The Notification should be signed by authorized person of the Bonds Holder and attached by the Holder's seal. The Notification is considered to be received on the date of delivery to the consignee or the consignee's refusal to receive it confirmed by the appropriate document.

2) After sending the Notification the Bonds Holder files, on the Date of acquisition, the address application for selling the Bonds quantity specified in the Notification to the Exchange Tender System in accordance with Exchange's Rules and addressed to the Issuer's Agent who is a Participant in tenders of the Exchange, with indication of the Price of the Bonds Acquisition and the code of calculations - T0. This application should be put out by the Holder to the tender system from 13:00 till 15:00 (Moscow time) on the Date of Acquisition.

The quantity of the Bonds specified in this application should not exceed the quantity of the Bonds specified earlier in the Notification sent by the Holder to the Agent.

2.6. The period of presentation starts on November 28, 2008 and ends on December 2, 2008.

2.7. The Notification should be sent to the mail address specified in the Offer, and the copies of notifications may be sent to fax: + 7 (095) 771-32-60.

2.8. The Notification is considered to be received by the Agent since the date of delivery to the consignee or the consignee's refusal to receive it confirmed by the appropriate document.

2.9. The Issuer is not liable for performance of the Offer conditions with regard to the Holders who did not provide their Notification during the Period of presentation, or who provided the Notifications inconsistent with the requirements set forth in the Offer, and also with regard to the Holders who violated other conditions of the Offer.

2.10. The excerpt from the minutes of tenders drawn up in the form of relevant annex to the Exchange Rules and certified by the signature of the Exchange authorized person is recognized to be an adequate evidence of the Holder's putting out the application of the Bonds sale in accordance with terms and conditions of the Bonds acquisition by the Issuer.

3. The Issuer's obligations.

3.1. The transactions of the Bonds Acquisition by the Issuer from the Bonds Holders are made via the Agent in the Exchange tender system in accordance with the Exchange Rules. The Issuer undertakes during the period not later than 17:00 Moscow time on the Date of Acquisition to close the transactions with all the Bonds Holders from whom the Notifications were received; these transactions are closed by filing via the Agent of counter address applications to the applications filed in accordance with the Resolution on securities issue, the Prospectus of securities, this Offer and the applications available in the System of tenders by the time of transaction conclusion.

In case the Issuer acquired the Bonds, they arrive to the Issuer's custody account with Non-commercial Partnership "National Depositary Center" keeping the record of the Bonds rights.

Henceforth the Bonds acquired by the Issuer may be again put into circulation to secondary market till the expiry of their repayment date (subject to the Issuer's compliance with Russian Federation legislation requirements).

3.2. The Bonds purchase and sale transactions made in accordance with terms and conditions of this Offer are concluded at the price making up 100 (One hundred) percent of the outstanding amount of the Bonds face value without regard to coupon yield accrued on the Date of acquisition; the coupon yield is paid to the Bonds seller over the specified Acquisition Price.

As of the Date of acquisition the outstanding amount of the Bonds face value is 80% of the Bonds face value.

3.3. Address applications filed by the Holders in accordance with sub-item 2) of item 2.5 of this Offer and who sent the Notifications earlier as per the established procedure, are accepted by the Agent in the Bonds quantity specified in address applications filed by the Holders and at the price set forth by item 3.2 of this Offer.

3.4. The obligations of the parties (the Issuer and the Holder) for the accepted Offer are considered to be fulfilled since the time of transfer of ownership for the acquired Bonds to the Issuer and the payment for these Bonds by the Issuer (performance of "delivery versus payment" condition in accordance with the Exchange rules of tenders).

3.5. The acquisition of the Bonds by the Issuer is made in the Exchange Tender System in accordance with the Exchange Rules.

In case of reorganization, liquidation of Stock Exchange "MICEX" or in case if the acquisition of the Bonds by the Issuer via Stock Exchange "MICEX" as per the procedure stipulated by this Offer will not comply with RF legislation requirements, then the Issuer makes a decision on the trade organizer at securities market via whom the Issuer will conclude the Bonds acquisition transactions.

In this case the Bonds will be acquired by the Issuer in accordance with regulatory documents governing the activity of such trade organizer at securities market, and the Issuer simultaneously with communication on coupon rate determination should publish the information about the trade organizer at securities market via whom the Issuer will conclude the bonds acquisition transactions.

The specified information will include:

- Full and abbreviated name of the trade organizer at securities market;
- Its location;
- Information about the license: number, date of issue, validity term, the body that issued the license;
- The procedure of acquisition in accordance with the trade organizer rules.

4. Other terms and conditions.

4.1. All the matters of relations of the Issuer and the Bonds owners concerning the Bonds and not settled by this Offer are governed by the Issuing Documents, and are understood and construed in accordance with them.

4.2. In case of non-performance or improper performance of its obligations under the Offer the Issuer and the Bonds owners are liable in accordance with current legislation.

4.3. Assignment of rights of demand under the transactions concluded by the acceptance of this Offer is not allowed.

4.4. The disputes in connection with the Offer are subject to proceeding in Arbitration court or in regular court at defendant location.

4. The resolution on the Bonds acquisition was adopted by OJSC "VolgaTelecom" Board of directors on November 22, 2005, Minutes № 13 of November 22, 2005.

5. Interest rates for the second, third, fourth, fifth, sixth coupons are set forth to be equal to the rate of the first coupon being determined on the Date of placement start – December 06, 2005.

6. Signature

6.1. General Director S.V. Omelchenko

6.2. Date " 22 " November 20 05

"RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	***Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi***
1.4. The issuer's national registration number	***1025203014781***
1.5. The issuer's TIN	***5260901817***
1.6. The issuer's unique code assigned by registration body	***00137 - A***
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	***"Rossiiskaya gazeta"*** ***Supplement to "Russia's FSFM Herald"***

2. The content of the communication

2.1. The date of holding the Joint Stock Company Board of directors' session at which the appropriate resolution was passed: ***03.10.2005***

2.2. The date of drawing up and the number of the minutes of the Joint Stock Company Board of directors' session at which the appropriate resolution was passed: ***03.10.2005, № 8***

2.3. The content of the resolution passed by Board of directors of the Joint Stock Company on issue № 11

"About changing the structure of OJSC "VolgaTelecom" Management board":

1. To terminate early since October 6, 2005 the authorities of the members of OJSC "VolgaTelecom" Management board - Mrs. Grigorieva L.I. and Mrs. Sipatova T.M.

2. To appoint since October 6, 2005 the members of OJSC "VolgaTelecom" Management board:

Mrs. Astakhova Svetlana Leonidovna – director of the Company's human resources management department;

Mr. Petrov Mikhail Victorovich – deputy to the Company's General Director for mobile communication.

3. To approve terms and conditions of contracts being concluded with the Company's Management board members Mrs. Astakhova S.L. and Mr. Petrov M.V.

2.4. Surname, name, patronymic name of the appropriate person: ***Mrs. Astakhova Svetlana Leonidovna***

The share of participation of the specified person in the charter capital of the Joint Stock Company: ***none***

The stake of the Joint Stock Company's ordinary shares that belongs to the specified person: ***none***

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the Joint Stock Company: ***none***

The stake of ordinary shares of subsidiary and/or associated companies of the Joint Stock Company that belongs to the specified person: ***none***

The stake of the Joint Stock Company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of execution of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person: ***The companies did not issue options***

Surname, name, patronymic name of the appropriate person: ***Mr. Petrov Mikhail Victorovich***

The share of participation of the specified person in the charter capital of the Joint Stock Company: ***none***

The stake of the Joint Stock Company's ordinary shares that belongs to the specified person: ***none***

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the Joint Stock Company: ***none***

The stake of ordinary shares of subsidiary and/or associated companies of the Joint Stock Company that belongs to the specified person: ***none***

The stake of the Joint Stock Company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of execution of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person: ***The companies did not issue options***

3. Signature

3.1. OJSC "VolgaTelecom"
Acting General Director ________ M.V. Dyakonov
(signature)

3.2. Date " 03 " October 20 05 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	http://www.vt.ru/?id=1692
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Date of holding the joint- stock company' Board of directors' session, at which the appropriate resolution is passed:

12.07.2005.

2.2. The date of drawing up and the number of the minutes of the joint-stock company's Board of directors' session, at which the corresponding resolution is passed:

14.07.2005, № 2

2.3. The content of the resolution, passed by the joint –stock company's Board of directors, on issue N 1 "Formation of the Company's Management Board" :

1. To form the Company's Management board to the number of 9 persons with the following structure:

- ***Omelchenko Sergey Valerievich***
- ***Ganeeva Alla Albertovna***
- ***Grigorieva Lubov Ivanovna***
- ***Dyakonov Mikhail Vasilievich***
- ***Kirillov Alexander Ivanovich***
- ***Kormilitsyna Lyudmila Alexeevna***
- ***Pozdnyakov Denis Vyacheslavovich***
- ***Popkov Nikolai Ivanovich***
- ***Sipatova Taisiya Mikhailovna***

2. To define the term of office of the Management board members – from July 15, 2005 till July 30, 2006

2.4. Surname, name, patronymic name of appropriate person:

Omelchenko Sergey Valerievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Ganeeva Alla Albertovna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Grigorieva Lubov Ivanovna

The share of participation of the specified person in the joint-stock company's charter capital:

0,0002%

The stake of joint-stock company's ordinary shares which belong to the specified person:

0,0002%

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Dyakonov Mikhail Vasilievich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Kirillov Alexander Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

0,0668%

The stake of joint-stock company's ordinary shares which belong to the specified person::

0,0876%

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Kormilitsyna Lyudmila Alexeevna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Pozdnyakov Denis Vyacheslavovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Popkov Nikolai Ivanovich

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary

The companies did not issue options

Surname, name, patronymic name of appropriate person::

Sipatova Taisiya Mikhailovna

The share of participation of the specified person in the joint-stock company's charter capital:

has no share

The stake of joint-stock company's ordinary shares which belong to the specified person:

has no stake

The share of participation of the specified person in the charter capital of subsidiary and associated companies of the joint –stock company:

has no share

The stake of ordinary shares of subsidiary and/or associated companies of the joint-stock company, the shares being in the possession of the specified person :

has no stake

The stake of the joint stock company and/or its subsidiary and associated companies' ordinary shares which may be acquired by the specified person as a result of implementation of rights by the issuer and /or its subsidiary and associated companies' options granted to the specified person:

The companies did not issue option

3. Signature		
3.1. Deputy to the General director of OJSC "VolgaTelecom"	______________ (signature)	L.I.Grigorieva
3.2. Date " 14 " July 20 05 .	L.S.	

ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "ON EXPIRATION OF THE TERM OF OFFICE OF THE JOINT STOCK COMPANY'S SINGLE EXECUTIVE BODY AND /OR COLLEGIAL EXECUTIVE BODY'S MEMBERS"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137 - A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Surname, name, patronymic name of appropriate person:
Omelchenko Sergey Valerievich
The post of the specified person:
The General director of OJSC "VolgaTelecom", the Chairman of the Management board
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.2. Surname, name, patronymic name of appropriate person::
Grigorieva Lubov Ivanovna
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for corporate development
The share of participation of the specified person in the joint-stock company's charter capital:
0,0002%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0002%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.3. Surname, name, patronymic name of appropriate person::
Dyakonov Mikhail Vasilievich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for construction (investments)
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.4. Surname, name, patronymic name of appropriate person:
Evdokimov Oleg Lvovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" for new and informational technologies
The share of participation of the specified person in the joint-stock company's charter capital:
0,0002%
The stake of joint-stock company's ordinary shares which belong to the specified person:

till July15, 2005

2.5. Surname, name, patronymic name of appropriate person:
Elkin Sergey Leonidovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" – director of Samara branch
The share of participation of the specified person in the joint-stock company's charter capital:
0,0476%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0564%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.6. Surname, name, patronymic name of appropriate person::
Kirillov Alexander Ivanovich
The post of the specified person:
1-st deputy to the General director (Technical director) of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
0,0668%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0876%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.7. Surname, name, patronymic name of appropriate person::
Kormilitsyna Lyudmila Alexeevna
The post of the specified person:
Deputy to the director of the section of representatives of OJSC "Svyazinvest" Corporate governance department
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.8. Surname, name, patronymic name of appropriate person:
Korolkov Oleg Animpadistovich
The post of the specified person:
Deputy to the General director of OJSC "VolgaTelecom" – director of Saratov branch
The share of participation of the specified person in the joint-stock company's charter capital:
0,1026%
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,1236%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.9. Surname, name, patronymic name of appropriate person:
Petrov Mikhail Victorovich
The post of the specified person: :
Deputy to the General director of OJSC "VolgaTelecom" for mobile communication
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.10. Surname, name, patronymic name of appropriate person::

- *Popkov Nikolai Ivanovich*

The post of the specified person:
Chief accountant of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.11. Surname, name, patronymic name of appropriate person::
Sipatova Taisiya Mikhailovna
The post of the specified person:
1-st deputy to the General director of OJSC "VolgaTelecom" for economics and finances
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

2.12. Surname, name, patronymic name of appropriate person:
Sklyarov Ivan Petrovich
The post of the specified person:
Deputy to the General director of the joint-stock company – administrative director of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
0,0010%
Date of expiration of the term of office of the specified person:
till July15, 2005

2.13. Surname, name, patronymic name of appropriate person:
Shchukina Elvira Konstantinovna
The post of the specified person:
Director of legal department of OJSC "VolgaTelecom"
The share of participation of the specified person in the joint-stock company's charter capital:
has no share
The stake of joint-stock company's ordinary shares which belong to the specified person:
has no stake
Date of expiration of the term of office of the specified person:
till July15, 2005

3. Signature		
3.1. Deputy to the General director of OJSC "VolgaTelecom"	______________ (signature)	L.I.Grigorieva
3.2. Date " 14 " July 20 05 .	L.S.	

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY
"CHANGES IN THE LIST OF LEGAL ENTITIES, IN WHICH THE JOINT-STOCK COMPANY PARTICIPATES"

1. General information	
1.1. The issuer's full brand name	*Open Joint Stock Company "VolgaTelecom"*
1.2. The issuer's abbreviated brand name	*OJSC "VolgaTelecom"*
1.3. The issuer's location	*Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi*
1.4. The issuer's national registration number	*1025203014781*
1.5. The issuer's TIN	*5260901817*
1.6. The issuer's unique code assigned by registration body	*00137-A*
1.7. Web site address in the Internet used by the issuer for information disclosure	**http://www.vt.ru/?id=1692**
1.8. The name of the periodical (periodicals) used by the issuer for information publishing	*"Rossiiskaya gazeta"* *Supplement to "Russia's FSFM Herald"*

2. The content of the communication

2.1. Full brand name of the commercial organization, in the charter (reserve) capital of which the joint-stock company acquired the share:

Limited liability company "NIZHEGORODSKIY TELESERVICE"

2.2 Place of location of the commercial organization:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi

2.3. The joint stock company's share of participation in the charter capital of the specified organization prior to the change: ***0%***

2.4. The joint stock company's share of participation in the charter capital of the specified organization after the change: ***100%***

2.5. Date from which the joint stock company's share of participation in the charter capital of the specified organization is changed: **July *14, 2005***

3. Signature

3.1. Deputy to the General director ____________________ L.I.Grigorieva
(signature)

3.2. Date " **14** " **July** **20** **05** . L.S.

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE JOINT STOCK COMPANY'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

General information

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's abbreviated brand name:
OJSC "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's national registration number:
1025203014781
The issuer's TIN:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used for information disclosure:
http://www.vt.ru/?id=1692
The name of periodical (periodicals) used by the issuer for information publishing:
Supplement to "Russia's FSFM Herald"
"Rossiiskaya gazeta"

Content of the communication

VII. About the change in the Company's Management board structure

It was decided:
To exclude Vystorop V.P. from the structure of the Company's Management board.

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: June 30, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

General information

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's abbreviated brand name:
OJSC "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's basic state registration number:
1025203014781
The issuer's taxpayer identification number:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used for information disclosure:
http://www.vt.ru/?id=1692

The name of the periodical organ used by the issuer for publication of information:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"

Communication's content

Full brand name, location of commercial organization in the charter (reserve) capital of which the Joint Stock Company changed its equity stake (ordinary shares):
Closed Joint Stock Company "Pulse-Radio",
RF, 424000, the Republic of Maryi El,
Yoshkar-Ola town, Sovetskaya str., 138

The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization before the change:
40%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company prior to the change:
40%
The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization after the change:
0%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company after the change:
0%
The date since when the Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization has changed:
May 30, 2005

OJSC "VolgaTelecom"
General Director / S.V. Omelchenko /

Date: June 01, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF SECURITIES OF THE JOINT STOCK COMPANY "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE JOINT STOCK COMPANY POSSESSES EQUITY STAKE"

General information

The issuer's full brand name:
Open Joint Stock Company "VolgaTelecom"
The issuer's abbreviated brand name:
OJSC "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's basic state registration number:
1025203014781
The issuer's taxpayer identification number:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used for information disclosure:
http://www.vt.ru/?id=1692

The name of the periodical organ used by the issuer for publication of information:
Annex to "Russia's FCSM Herald"
"Rossiiskaya gazeta"

Communication's content

Full brand name, location of commercial organization in the charter (reserve) capital of which the Joint Stock Company changed its equity stake (ordinary shares):
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola"
RF, 424000, the Republic of Maryi El,
Yoshkar-Ola town, Sovetskaya str., 138

The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization before the change:
61%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company prior to the change:
61%
The Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization after the change:
0%
The share of the specified organization's ordinary stock that belonged to the Joint Stock Company after the change:
0%
The date since when the Joint Stock Company's equity stake in the charter (reserve) capital of the specified organization has changed:
May 30, 2005

OJSC "VolgaTelecom"
General Director / S.V. Omelchenko /

Date: June 1, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "RESOLUTIONS PASSED BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities:

5260901817

The issuer's unique code assigned by the registration body:

00137-A

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.vt.ru/?id=1692

The date when the issuer's Board of directors (supervisory council) was held:

31.03.2005

The date of making up and the number of the minutes of the meeting of the issuer's Board of directors (supervisory council):

31.03.2005

The content of the resolution passed by the issuer's Board of directors (supervisory council):

Due to the expiry of the Labor contract term and basing on the application of the Company's General Director Mr. V.F.Lyulin the authority of OJSC "VolgaTelecom" General Director Mr. V.F.Lyulin is terminated.

To vest Mr. A.I.Kirillov – the First deputy to the General Director (Technical director) of OJSC "VolgaTelecom" – with the function of acting General Director of OJSC "VolgaTelecom".

Surname, name and patronymic name (full brand name) of the relevant person:

Kirillov Alexander Ivanovich

Equity share of the specified person in the issuer's charter capital: ***0,0668 %***

The share of the issuer's ordinary stock that belongs to the specified person: ***0,0876 %***

Equity share of the specified person in the charter capital of associated and affiliated companies of the issuer: ***0%***

The share of the issuer's associated and/or affiliated companies' ordinary stock that belongs to the specified person: ***0%***

The share of the issuer's ordinary stock and/or of the issuer's associated and affiliated companies that may be acquired by the specified person due to exercising the rights of the issuer and/or its associated and affiliated companies' options granted to the specified person: ***0%***

Deputy to the General Director of
OJSC "VolgaTelecom" /L.I.Grigorieva/

Date: March 31, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE CHANGE OF THE WEB SITE ADDRESS IN THE "INTERNET" USED FOR INFORMATION DISCLOSURE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body:
00137-A
The address of the web site in the "Internet" used earlier by the issuer for information publication:
http://www.volgatelecom.ru
The address of the web site in the "Internet" being used by the issuer for information publication:
http://www.vt.ru
The date since when the issuer ensures the access to the information published by the issuer on the web site in the "Internet" at the changed address:
31.03.2005

The address of the web site in the "Internet" earlier used by the issuer for information publication http://www.volgatelecom.ru as well as its spelling variants are used for redirection to the new address: http://www.vt.ru

General Director of
OJSC "VolgaTelecom" /V.F.Lyulin/

Date: March 31, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137 - A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.vt.ru/?id=1692

Full brand name and the location of commercial organization in which the issuer's equity share in the charter capital (reserve) was changed:

Limited Liability Company "Radio-Resonance",
RF, Nizhny Novgorod city, Okskyi sjezd, 8

The issuer's equity share in the charter (reserve) capital of the specified organization before the change:

51%

The issuer's equity share in the charter (reserve) capital of the specified organization after the change:

0%

The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:

May 17, 2005

Acting General Director of
OJSC "VolgaTelecom" / T.M.Sipatova /

Date: May 26, 2005 LS

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137-A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:
http://www.vt.ru/?id=1692
The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***
The content of the decision made by the Board of directors (supervisory council) of the issuer:
XVIII. On changing the structure of the Company's Management board.

It was decided:
To exclude Lyulin V.F. from the structure of the Company's Management board.

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: May 23, 2005 LS

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*

The issuer's unique code assigned by the registration body: *00137-A*

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:

http://www.vt.ru/?id=1692

The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***

The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***

The content of the decision made by the Board of directors (supervisory council) of the issuer:

XII. Approval of the agenda of annual general meeting of stockholders.

It was decided:

To approve the following agenda of the annual general meeting of the Company's stockholders:

1. Approval of the annual report, annual accounting statement, including profit and loss statement (profit and loss accounts), distribution of profit and loss of the Company based on the results of the report (2004) fiscal year.
2. On payment of dividends for 2004, the size, time and form of their payment on the shares of each category.
3. Introduction of changes and addenda to the Company's Charter.
4. Introduction of changes and addenda to the Provision on the Company's Board of directors.
5. Introduction of changes to the Provision on the procedure of holding a general meeting of stockholders of the Company.
6. Election of the members of the Company's Board of directors.
7. Election of the members of the Company's Auditing committee.
8. Approval of the Company's auditor for 2005.
9. Definition of the amount of remuneration to the members of the Company's Board of directors.
10. On termination of the Company's participation in non-commercial organization "Association of operators of federal network of business servicing "ISKRA" by leaving its membership.
11. On termination of the Company's participation in non-commercial organization "Association of operators of federal cellular network NMT-450" by leaving its membership.
12. On termination of the Company's participation in non-commercial organization "Union of manufacturers and consumers of communication facilities equipment" by leaving its membership.

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: May 23, 2005 LS

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137-A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:

http://www.vt.ru/?id=1692

The date of holding the session of the Board of directors (supervisory council) of the issuer: ***20.05.2005.***

The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer: ***23.05.2005, minutes № 30***

The content of the decision made by the Board of directors (supervisory council) of the issuer:

III. Recommendations on payment of dividends for 2004: the size, time period, procedure and form of their payment on the shares of each category.

It was decides:

1. To recommend to the annual general meeting of the Company's stockholders to pass the resolution on payment of dividends for 2004:

- On ordinary shares in the size of 1,3779 ruble per one share in money form, starting from 15.07.2005 till 15.12.2005;
- On preferred shares in the size of 2,5082 rubles per one share in money form, starting from 15.07.2005 till 15.12.2005.

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: May 23, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*

The issuer's unique code assigned by the registration body: *00137 - A*

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.vt.ru/?id=1692

Full brand name and the location of commercial organization which equity share in the charter capital (ordinary stock) was changed:

Open Joint Stock Company "Telesot",
RF, Orenburg city, Tereshkova str., 257

The issuer's equity share in the charter (reserve) capital of the specified organization before the change:

32,4 %

The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:

32,4 %

The issuer's equity share in the charter (reserve) capital of the specified organization after the change:

0%

The share of ordinary stock of the joint stock company that belonged to the issuer after the change:

0 %

The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:

April 18, 2005

Deputy to the General Director /L.I. Grigorieva/

Date: May 3, 2005 LS

COMMUNICATION
ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"THE DECISIONS MADE BY THE BOARD OF DIRECTORS (SUPERVISORY COUNCIL)"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: *5260901817*
The issuer's unique code assigned by the registration body: *00137-A*
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of the securities:
http://www.vt.ru/?id=1692
The date of holding the session of the Board of directors (supervisory council) of the issuer:
26.04.2005
The date of making up and the number of minutes of the session of the Board of directors (supervisory council) of the issuer:
26.04.2005, minutes № 29
The content of the decision made by the Board of directors (supervisory council) of the issuer:

I. On the General Director of OJSC "VolgaTelecom".
Appoint Mr. Omelchenko S.V. the General Director of OJSC "VolgaTelecom" for the term of two years.
Approve the terms and conditions of the Labor contract with OJSC "VolgaTelecom" General Director Mr. Omelchenko S.V.

Surname, name and patronymic name (full brand name) of the relevant person:
Omelchenko Sergey Valerievich
Equity share of the specified person in the issuer's charter capital: *0 %*
The share of the issuer's ordinary stock that belongs to the specified person: *0%*
Equity share of the specified person in the charter capital of associated and affiliated companies of the issuer: *0%*
The share of the issuer's associated and/or affiliated companies' ordinary stock that belongs to the specified person: *0%*
The share of the issuer's ordinary stock and/or of the issuer's associated and affiliated companies that may be acquired by the specified person due to exercising the rights of the issuer and/or its associated and affiliated companies' options granted to the specified person: *0%*

Deputy to the General Director of
OJSC "VolgaTelecom" / L.I. Grigorieva /

Date: April 26, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter (reserve) capital (ordinary stock) was acquired by the issuer:
Open Joint Stock Company "Informational technologies of communication",
RF, Moscow, Pluyshchikha str., 55, bld. 2
The issuer's equity share in the charter (reserve) capital of the specified organization before the change:
0%
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change:
0%
The issuer's equity share in the charter (reserve) capital of the specified organization after the change:
13%
The share of ordinary stock of the joint stock company that belongs to the issuer after the change:
13%
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
April 7, 2005

Deputy to the General Director of
OJSC "VolgaTelecom" L.I.Grigorieva

Date: April 19, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "Samarasvyazinform"
RF, Samara city, Samarskaya str., 72
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: ***16,9%***
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: ***16,9%***
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***0%***
The share of ordinary stock of the joint stock company that belonged to the issuer after the change: ***0%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
March 15, 2005

Deputy to the General Director / L.I. Grigorieva /

Date: March 17, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES
"CHANGES IN THE SIZE OF PARTICIPATION IN THE CHARTER CAPITAL (IN THE SIZE OF THE ISSUER'S SHARES FRACTION) OF THE ISSUER, ITS ASSOCIATED AND AFFILIATED COMPANIES, PERSONS BEING THE MEMBERS OF THE ISSUER MANAGEMENT BODIES"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities:
5260901817
The issuer's unique code assigned by the registration body:
00137 - A
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:
http://www.volgatelecom.ru/?id=1692
Surname, name, patronymic name and post of the person:
Lyulin Vladimir Fedorovich
General Director
Full brand name and the location of organization in which charter capital the fraction of the specified person was changed:
Open Joint Stock Company "VolgaTelecom"
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The size of the fraction of the specified person in the charter capital of the relevant organization before the change:
0,1490 %
The size of the fraction of ordinary stock of such joint stock company that belonged to the specified person before the change:
0,1814 %
The size of the fraction of the specified person in the charter capital of the relevant organization after the change:
0,1185 %
The size of the fraction of ordinary stock of such joint stock company that belongs to the specified person after the change:
0,1407 %
The date when the issuer came to know about the change of the fraction of the specified person in the charter capital of the relevant organization:
March 11, 2005

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: March 11, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:
Open Joint Stock Company "VolgaTelecom"
The issuer's location:
RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House
The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***
The issuer's unique code assigned by the registration body: ***00137 - A***
The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**
Full brand name and the location of commercial organization which equity share in the charter capital was changed:
Closed Joint Stock Company "RTCOM",
RF, Saransk town, Kommunisticheskaya str., 54
The issuer's equity share in the charter (reserve) capital of the specified organization before the change: ***0%***
The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: ***0%***
The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***100%***
The share of ordinary stock of the joint stock company that belonged to the issuer after the change: ***100%***
The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:
March 9, 2005

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: March 10, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "CHANGES IN THE LIST OF LEGAL ENTITIES WHERE THE ISSUER POSSESSES EQUITY SHARE"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities: ***5260901817***

The issuer's unique code assigned by the registration body: ***00137 - A***

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities: **http://www.volgatelecom.ru/?id=1692**

Full brand name and the location of commercial organization which equity share in the charter capital was changed:

Closed Joint Stock Company "Cellular communication of Mordoviya",
RF, Saransk town, Bolshevistskaya str., 13

The issuer's equity share in the charter (reserve) capital of the specified organization before the change: *60%*

The share of ordinary stock of the joint stock company that belonged to the issuer prior to the change: *60%*

The issuer's equity share in the charter (reserve) capital of the specified organization after the change: ***0%***

The share of ordinary stock of the joint stock company that belonged to the issuer after the change: ***0%***

The date since when the issuer's equity share in the charter (reserve) capital of the specified organization has changed:

February 9, 2005

General Director of
OJSC "VolgaTelecom" / V.F. Lyulin /

Date: February 10, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities:

5260901817

The issuer's unique code assigned by the registration body: *00137 - A*

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.volgatelecom.ru/?id=1692

Full brand name of the trade organizer at the securities market:

Closed Joint Stock Company "Stock exchange MICEX"

Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:

Ordinary, registered, paperless shares

Preferred, registered, paperless shares

Paper, interest rate, bearer bonds of BT- 1 series

In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:

Quoting list "A" of the first level

In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:

The securities passed through the listing procedure

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: January 17, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities:

5260901817

The issuer's unique code assigned by the registration body: *00137 - A*

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.volgatelecom.ru/?id=1692

Full brand name of the trade organizer at the securities market:

Open Joint Stock Company "Stock exchange RTS"

Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:

Ordinary, registered, paperless shares
Preferred, registered, paperless shares
Paper, interest rate, bearer bonds of BT- 1 series

In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:

Quoting list A of the second level

In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:

The securities passed through the listing procedure

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: January 13, 2005 LS

COMMUNICATION ON THE DATA THAT MAY HAVE MATERIAL EFFECT ON THE COST OF THE ISSUER'S SECURITIES "INCLUSION OF THE ISSUER'S SECURITIES INTO THE LIST OF SECURITIES ALLOWED FOR BIDDING BY THE TRADE ORGANIZER AT THE SECURITIES MARKET AND EXCLUSION OF THE ISSUER'S SECURITIES FROM THE SPECIFIED LIST"

The issuer's full brand name and its legal-organizational form:

Open Joint Stock Company "VolgaTelecom"

The issuer's location:

RF, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The issuer's taxpayer identification number assigned by the tax authorities:

5260901817

The issuer's unique code assigned by the registration body: *00137 - A*

The address of the web site in the Internet used by the issuer for publication of communications on the data that may have material effect on the cost of securities:

http://www.volgatelecom.ru/?id=1692

Full brand name of the trade organizer at the securities market:

Non-Commercial Partnership "Stock exchange RTS"

Kind, category, type of the issuer's securities that are included into the list of securities allowed for bidding by the trade organizer at the securities market:

Preferred, registered, paperless shares

Paper, interest rate, bearer bonds of BT- 1 series

In case if for the bids conducted by the trade organizer at the securities market the issuer's securities being in the process of their placement are allowed – the quantity of the issuer's securities being placed:

In case if the issuer's securities are allowed (were allowed) for bidding at the stock exchange – the name of the quoting list in which the issuer's securities are included:

Quoting list A of the second level

In case if the issuer's securities are allowed for bidding at the stock exchange without passing through the listing procedure – the data on this case:

The securities passed through the listing procedure

Deputy to the General Director of
OJSC "VolgaTelecom" L.I. Grigorieva

Date: January 13, 2005 LS

Summary of the Charter

of VolgaTelecom OJSC (the "Charter")

as approved by the Extraordinary Joint General Shareholders' Meeting

on March 26, 2003

(minutes No. 2 dated March 27, 2004).

The Charter states that Nizhgorodsvyazinform OJSC according to decision of June 28, 2002 was given a new name VolgaTelecom OJSC (the "Issuer")

The Issuer is created according to the Decree of the President of the RF No. 721 dated July 1, 1992 "On reorganization of state enterprises, voluntary associations of state enterprises into Joint Stock Companies" as well as Resolution of the Government of the RF No. 1003 dated December 22, 1992 "On Privatization of Telecommunication Agencies" and was duly registered by Nizhny Novgorod Registrar on the 15-th of December 1993 with a registration number 1605 series "R".

The Issuer was reorganized in the year 2001 after merger with Kirovelectrozvyaz OJSC (Kirov), Martelcom OJSC (Yoshkar-Ola), Svyazinform OJSC (Saransk), Electrosvyaz OJSC (Orenburg), Svyazinform OJSC (Penza), Svyazinform OJSC (Samara), Saratovelectrosvyaz OJSC (Saratov), Telekommunikazionnie seti svyazi Udmurtskoy Respubliki OJSC (Ijevsk), Electrosvyaz OJSC (Ulyanovsk), Svyazinform OJSC (Cheboksary).

Article 2 of the Charter gives full and short name of the Issuer (Open Joint Stock Company VolgaTelecom, OJSC VolgaTelecom), addresses of its registered office and postal address: 603000, Nizhny Novgorod, M.Gorkogo Square, Dom Svyazi.

The Charter contains altogether 19 articles on legal status of the Issuer, its goals, activities it can undertake, relations with the subsidiaries and representative offices, the amount of charter capital, the categories of shares, the rights and obligations of the shareholders, possibility to create funds, provisions on dividends, the Registrar of the Issuer, powers of the General Meeting of Shareholders, the Board of Directors, the Governing Board and General Director, Company's Secretary, control over financial activities, reorganization and liquidation.

(Original full document in Russian is enclosed herewith)

УТВЕРЖДЕН
Совместным (внеочередным) общим
собранием акционеров ОАО «ВолгаТелеком»

" 26 " марта 2003г.

Протокол № 2 от 27 марта 2003г.

Председатель совместного (внеочередного) общего
собрания акционеров
____________________ В.Ф. Люлин

У С Т А В
Открытого акционерного общества «ВолгаТелеком»
(ОАО «ВолгаТелеком»)
новая редакция

г. Нижний Новгород
2003 г.

Статья 1
Общие положения

1.1. Открытое акционерное общество «Связьинформ» Нижегородской области (ОАО «Нижегородсвязьинформ») (в дальнейшем именуемое «Общество») учреждено Комитетом по управлению государственным имуществом Нижегородской области в соответствии с Указом Президента Российской Федерации от 01 июля 1992г. № 721 «Об организационных мерах по преобразованию государственных предприятий, добровольных объединений государственных предприятий в акционерные общества», а также постановлением Правительства Российской Федерации от 22 декабря 1992г. № 1003 «О приватизации предприятий связи» на базе государственного предприятия связи и информатики «Россвязьинформ» и является правопреемником всех его прав и обязанностей. Общество зарегистрировано Распоряжением главы администрации г. Нижнего Новгорода № 1605-р от 15 декабря 1993г.

Общим собранием акционеров ОАО «Нижегородсвязьинформ» 28 июня 2002г. утвержден Устав Общества в новой редакции, в котором изменено наименование Общества на открытое акционерное общество «ВолгаТелеком» (ОАО «ВолгаТелеком»).

1.2. На основании решения общего собрания акционеров ОАО «Нижегородсвязьинформ» от 09 ноября 2001г. Общество реорганизовано путем присоединения к нему открытого акционерного общества «Кировэлектросвязь» (ОАО «Кировэлектросвязь»), место нахождения: г. Киров, ул. Дрелевского, д.43/1, ИНН 4348002318; открытого акционерного общества «Мартелком» (ОАО «Мартелком»), место нахождения: Республика Марий Эл, г. Йошкар-Ола, ул. Советская, д.138, ИНН 1215011205; открытого акционерного общества «Связьинформ» Республики Мордовия (ОАО «Связьинформ» Мордовии), место нахождения: Республика Мордовия, г. Саранск, ул. Большевистская, д.13, ИНН 1300013059; открытого акционерного общества «Электросвязь Оренбургской области» (ОАО «Электросвязь Оренбургской области»), место нахождения: г. Оренбург, ул. Володарского, д. 11, ИНН 5610005104; открытого акционерного общества «Связьинформ» Пензенской области (ОАО «Связьинформ»), место нахождения: г. Пенза, ул. Куприна, д. 1/3, ИНН 5800000136; открытого акционерного общества «Связьинформ» Самарской области (ОАО «Связьинформ» Самарской области), место нахождения: г. Самара, ул. Ленинградская, д.24, ИНН 6317015857; открытого акционерного общества «Саратовэлектросвязь» (ОАО «Саратовэлектросвязь»), место нахождения: г. Саратов, ул. Киселева, д. 40, ИНН 6452016913; открытого акционерного общества «Телекоммуникационные сети связи Удмуртской Республики» (ОАО «Удмурт Телеком»), место нахождения: Удмуртская Республика, г. Ижевск, ул. Пушкинская, д. 278, ИНН 1831015632; открытого акционерного общества «Электросвязь» Ульяновской области (ОАО

«Ульяновскэлектросвязь»), место нахождения: г. Ульяновск, ул. Л.Толстого, д.60, ИНН 7300000068; открытого акционерного общества «Связьинформ» Чувашской Республики (ОАО «Связьинформ» Чувашской Республики), место нахождения: Чувашская Республика, г. Чебоксары, проспект Ленина, д.2, ИНН 2128000713.

В соответствии с:

- передаточным актом, утвержденным Общим собранием акционеров ОАО «Кировэлектросвязь» 22 октября 2001г.,

- передаточным актом, утвержденным Общим собранием акционеров ОАО «Мартелком» 06 ноября 2001г.,

-передаточным актом, утвержденным Общим собранием акционеров ОАО «Связьинформ» Мордовии 23 октября 2001г.,

-передаточным актом, утвержденным Общим собранием акционеров ОАО «Электросвязь Оренбургской области» 30 октября 2001 г.,

-передаточным актом, утвержденным Общим собранием акционеров ОАО «Связьинформ» Пензенской области 05 ноября 2001г.,

-передаточным актом, утвержденным Общим собранием акционеров ОАО «Связьинформ» Самарской области 31 октября 2001 г.,

-передаточным актом, утвержденным Общим собранием акционеров ОАО «Саратовэлектросвязь» 02 ноября 2001г.,

- передаточным актом, утвержденным Общим собранием акционеров ОАО «Удмурт Телеком» 01 ноября 2001 г.,

- передаточным актом, утвержденным Общим собранием акционеров ОАО «Ульяновскэлектросвязь» 24 октября 2001 г.,

- передаточным актом, утвержденным внеочередным Общим собранием акционеров ОАО «Связьинформ» Чувашской Республики 02 ноября 2001 г., Общество является правопреемником всех прав и обязанностей ОАО «Кировэлектросвязь», ОАО «Мартелком», ОАО «Связьинформ» Мордовии, ОАО «Электросвязь Оренбургской области», ОАО «Связьинформ» Пензенской области, ОАО «Связьинформ» Самарской области, ОАО «Саратовэлектросвязь», ОАО «Удмурт Телеком», ОАО «Ульяновскэлектросвязь», ОАО «Связьинформ» Чувашской Республики по всем обязательствам в отношении всех их кредиторов и должников.

Прекращение деятельности ОАО «Кировэлектросвязь» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции Министерства Российской Федерации по налогам и сборам по г. Кирову Кировской области 30 ноября 2002г. за государственным регистрационным номером 2024341304645.

Прекращение деятельности ОАО «Мартелком» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по г. Йошкар-Ола Республики Марий Эл 30 ноября 2002г. за государственным регистрационным номером 2021200765452.

Прекращение деятельности ОАО «Связьинформ» Мордовии путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по Ленинскому району г. Саранска

Республики Мордовия 30 ноября 2002г. за государственным регистрационным номером 2021300982492.

Прекращение деятельности ОАО «Электросвязь Оренбургской области» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции Министерства Российской Федерации по налогам и сборам Ленинского района города Оренбурга Оренбургской области 30 ноября 2002г. за государственным регистрационным номером 2025601032246.

Прекращение деятельности ОАО «Связьинформ» Пензенской области путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по Ленинскому району г. Пензы 30 ноября 2002г. за государственным регистрационным номером 2025801362662.

Прекращение деятельности ОАО «Связьинформ» Самарской области путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции Министерства Российской Федерации по налогам и сборам по Самарскому району города Самары 30 ноября 2002г. за государственным регистрационным номером 2026301422080.

Прекращение деятельности ОАО «Саратовэлектросвязь» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по Кировскому району г. Саратова 30 ноября 2002г. за государственным регистрационным номером 2026402669104.

Прекращение деятельности ОАО «Удмурт Телеком» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по Октябрьскому району г. Ижевска Удмуртской Республики 30 ноября 2002г. за государственным регистрационным номером 2021801161810.

Прекращение деятельности ОАО «Ульяновскэлектросвязь» путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции МНС России по Ленинскому району г. Ульяновска 30 ноября 2002г. за государственным регистрационным номером 2027301173843.

Прекращение деятельности ОАО «Связьинформ» Чувашской Республики путем реорганизации в форме присоединения к ОАО «ВолгаТелеком» зарегистрировано в Инспекции Министерства Российской Федерации по налогам и сборам по Ленинскому району г. Чебоксары Чувашской Республики 30 ноября 2002г. за государственным регистрационным номером 2022101144833.

Статья 2
Наименование, место нахождения Общества

2.1. Полное фирменное наименование Общества на русском языке - Открытое акционерное общество «ВолгаТелеком».

2.2. Сокращенное фирменное наименование Общества на русском языке - ОАО «ВолгаТелеком».

2.3. Полное фирменное наименование Общества на английском языке - Open Joint Stock Company «VolgaTelecom».

2.4. Сокращенное фирменное наименование Общества на английском языке - OJSC «VolgaTelecom».

2.5. Место нахождения Общества – Российская Федерация, 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

2.6. Почтовый адрес Общества – 603000, г. Нижний Новгород, пл. М. Горького, Дом связи.

Статья 3
Юридический статус Общества

3.1. Общество по своему типу является открытым акционерным обществом. Общество создано на неограниченный срок деятельности.

Правовое положение Общества, порядок его деятельности, реорганизации и ликвидации, а также права и обязанности акционеров Общества определяются Гражданским кодексом Российской Федерации, Федеральным законом «Об акционерных обществах», прочими Федеральными законами, иными правовыми актами Российской Федерации, принятыми соответствующими государственными органами в пределах их полномочий, а также настоящим Уставом.

В случае последующего изменения норм действующего законодательства Российской Федерации настоящий Устав действует в части, не противоречащей их императивным нормам.

По вопросам, не нашедшим отражения в настоящем Уставе, Общество руководствуется действующим законодательством Российской Федерации.

3.2. Общество является юридическим лицом и имеет в собственности обособленное имущество, учитываемое на его самостоятельном балансе, может от своего имени приобретать и осуществлять имущественные и личные неимущественные права, нести обязанности, быть истцом и ответчиком в суде.

Общество имеет круглую печать, содержащую его полное фирменное наименование на русском языке и указание на место его нахождения, а также другие печати, содержащие надписи, определенные в установленном порядке, штампы и фирменные бланки с наименованием Общества, собственную эмблему, товарный знак, зарегистрированный в установленном порядке, и другие средства визуальной идентификации.

Филиалам и другим структурным подразделениям Общества допускается иметь круглую печать, содержащую полные наименования: Общества,

соответствующего филиала, структурного подразделения на русском языке и указание на место регистрации Общества, а также другие печати, содержащие надписи, определенные в установленном порядке, соответствующие штампы и бланки, выполненные в едином фирменном стиле, причем информация о наличии круглых печатей должна быть внесена в Положения о соответствующих филиалах и структурных подразделениях.

Общество вправе в установленном порядке открывать банковские счета на территории Российской Федерации и за ее пределами.

3.3. Общество несет ответственность по своим обязательствам в пределах принадлежащего ему имущества, на которое по законодательству Российской Федерации может быть обращено взыскание. Акционеры не отвечают по обязательствам Общества и несут риск убытков, связанных с его деятельностью, в пределах стоимости принадлежащих им акций. Акционеры, не полностью оплатившие акции, несут солидарную ответственность по обязательствам Общества в пределах неоплаченной части стоимости принадлежащих им акций.

3.4. Общество не отвечает по обязательствам государства, его органов и своих акционеров, равно как государство, его органы и акционеры не отвечают по обязательствам Общества.

3.5. Общество в целях реализации государственной, социальной, экономической и налоговой политики несет ответственность за сохранность документов (управленческих, финансово-хозяйственных, по личному составу и др.), обеспечивает передачу на государственное хранение документов, имеющих научно-историческое значение, хранит и использует в установленном порядке документы по личному составу, а также персональные данные работников Общества.

Статья 4
Цель и виды деятельности Общества

4.1. Целью Общества является извлечение прибыли.

4.2. Основными видами деятельности Общества являются:

4.2.1. предоставление услуг местной и внутризоновой связи;

4.2.2. предоставление услуг местной, междугородной и международной связи через таксофоны и пункты коллективного пользования;

4.2.3. предоставление услуг междугородной и международной связи;

4.2.4. предоставление услуг сотовой подвижной связи (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);

4.2.5. предоставление услуг подвижной радиотелефонной связи;

4.2.6. предоставление услуг подвижной радиосвязи;

4.2.7. предоставление услуг персонального радиовызова;

4.2.8. предоставление услуг персонального радиовызова с уплотнением канала ОВЧ ЧМ;

4.2.9. предоставление услуг аренды каналов связи;

4.2.10. предоставление услуг телематических служб (в том числе службы электронной почты, службы доступа к информационным ресурсам, информационно-справочной службы, службы Телефакс, службы Комфакс, службы Бюрофакс, службы обработки сообщений, службы голосовых сообщений, службы передачи речевой информации, службы аудиконференций, службы видеоконференций);

4.2.11. предоставление услуг передачи данных;

4.2.12. предоставление услуг телеграфной связи (в том числе услуги "телеграмма", услуги сети АТ/Телекс);

4.2.13. предоставление услуг кабельного ТВ;

4.2.14. предоставление услуг проводного вещания;

4.2.15. предоставление услуг ТВ вещания с использованием передающих устройств;

4.2.16. предоставление услуг радиовещания с использованием передающих устройств;

4.2.17. предоставление услуг местной телефонной связи с использованием средств радиодоступа;

4.2.18. предоставление услуг ТВ вещания с использованием передающих устройств (MMDS);

4.2.19. проведение работ, связанных с использованием сведений, составляющих государственную тайну;

4.2.20. осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны;

4.2.21. осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны, связанных с функционированием шифровального органа;

4.2.22. осуществление мероприятий и (или) оказание услуг в области защиты государственной тайны в части технической защиты информации;

4.2.23. организация и осуществление мероприятий по обеспечению защиты тайны связи и другой, охраняемой законом тайны;

4.2.24. экспертиза предпроектной и проектной документации;

4.2.25. строительство, капитальный ремонт, реконструкция, расширение, техническое перевооружение сооружений связи;

4.2.26. строительство, капитальный ремонт, реконструкция, техническое перевооружение гражданских сооружений;

4.2.27. геодезическая и картографическая деятельность;

4.2.28. обучение, повышение квалификации инженерно-технических работников, производственного персонала, управленческого персонала;

4.2.29. техническое обслуживание, ремонт и продажа контрольно-кассовых машин;

4.2.30. техническое обслуживание, ремонт и продажа средств связи;

4.2.31. монтаж, ремонт и техническое обслуживание систем охранной сигнализации;

4.2.32. организация восстановления сетей и средств связи при авариях и повреждениях;

4.2.33. приоритетное предоставление услуг и средств связи в интересах обороны, государственного управления, безопасности и правопорядка;

4.2.34. выполнение мероприятий по обеспечению услугами связи в чрезвычайных ситуациях;

4.2.35. реализация в установленном порядке планов мобилизационной подготовки сети связи и мероприятий при чрезвычайных ситуациях;

4.2.36. оказание консультационных услуг;

4.2.37. оказание медицинских услуг;

4.2.38. торгово-закупочная деятельность;

4.2.39. промышленное рыболовство;

4.2.40. деятельность по предупреждению и тушению пожаров;

4.2.41. производство работ по монтажу, ремонту и обслуживанию средств обеспечения пожарной безопасности зданий и сооружений;

4.2.42. эксплуатация электрических, тепловых и газовых сетей;

4.2.43. проектирование и строительство зданий и сооружений I и II уровней ответственности;

4.2.44. инженерные изыскания для строительства зданий и сооружений I и II уровней ответственности;

4.2.45. маркшейдерские работы;

4.2.46. деятельность по выдаче сертификатов ключей электронных цифровых подписей, регистрации владельцев электронных цифровых подписей, оказанию услуг, связанных с использованием электронных цифровых подписей, и подтверждению подлинности электронных цифровых подписей;

4.2.47. лесозаготовительная деятельность;

4.2.48.перевозки пассажиров автомобильным транспортом, оборудованным для перевозок более 8 человек;

4.2.49. перевозки грузов автомобильным транспортом грузоподъемностью свыше 3,5 тонны;

4.2.50. погрузо-разгрузочная деятельность на железнодорожном транспорте;

4.2.51. ремонт средств измерений;

4.2.52. хранение и реализация нефти, газа и продуктов их переработки.

4.3. Обладая общей правоспособностью, Общество имеет гражданские права и несет обязанности, необходимые для осуществления любых иных видов деятельности, не запрещенных федеральными законами.

Отдельными видами деятельности, перечень которых определяется федеральными законами, Общество может заниматься только на основании специального разрешения (лицензии).

Статья 5
Филиалы и представительства Общества

5.1. Общество в установленном порядке имеет право создавать филиалы и открывать представительства как на территории Российской Федерации, так и за ее пределами. Филиалы и представительства не являются юридическими лицами.

5.2. ОАО «ВолгаТелеком» имеет следующие филиалы:

5.2.1. Кировский филиал, расположенный по адресу: 601000, г. Киров, ул. Дрелевского, 43/1;

5.2.2. Нижегородский филиал, расположенный по адресу: 603000, г. Нижний Новгород, ул. Большая Покровская, 56;

5.2.3. Оренбургский филиал, расположенный по адресу: 460000, г. Оренбург, ул. Володарского,11;

5.2.4. Пензенский филиал, расположенный по адресу: 440606, г. Пенза, ул. Куприна, 1/3;

5.2.5. Самарский филиал, расположенный по адресу: 443010, г. Самара, ул. Красноармейская,17;

5.2.6. Саратовский филиал, расположенный по адресу: 410012, г. Саратов, ул. Киселева, 40;

5.2.7. Ульяновский филиал, расположенный по адресу: 432601, г. Ульяновск, ул. Л.Толстого, 60;

5.2.8. филиал в Республике Марий Эл, расположенный по адресу: 424000, Республика Марий Эл, г. Йошкар-Ола, ул. Советская, 138;

5.2.9. филиал в Республике Мордовия, расположенный по адресу: 430000, Республика Мордовия, г. Саранск, ул. Большевистская, 13;

5.2.10. филиал в Удмуртской Республике, расположенный по адресу: 426008, Удмуртская Республика, г. Ижевск, ул. Пушкинская, 278;

5.2.11. филиал в Чувашской Республике, расположенный по адресу: 428000, Чувашская Республика, г. Чебоксары, пр. Ленина, 2.

5.3. Филиалы и представительства Общества действуют в соответствии с Положениями о них, утверждаемыми Советом директоров. Совет директоров принимает решение о создании филиалов, открытии представительств и их ликвидации.

Руководители филиалов и представительств назначаются и освобождаются от должности Генеральным директором по предварительному согласованию с Советом директоров Общества и действуют от имени Общества на основании доверенности.

Решением Правления может быть создан коллегиальный исполнительный орган филиала, организующий выполнение решений органов Общества и действующий на основании утверждаемого Правлением Общества Положения.

Статья 6
Уставный капитал Общества. Размещенные и объявленные акции

6.1. Уставный капитал Общества составляет 1639764970 рублей.

6.2. Уставный капитал Общества состоит из номинальной стоимости акций, выпущенных в бездокументарной форме и приобретенных акционерами, в том числе:

6.2.1. Обыкновенные именные акции – 245969590 штук. Номинальная стоимость каждой обыкновенной акции составляет 5 (пять) рублей.

6.2.2. Привилегированные именные акции типа А – 81983404 штук. Номинальная стоимость каждой привилегированной акции типа А составляет 5 (пять) рублей.

6.3. Общество вправе размещать дополнительно к размещенным обыкновенным акциям 1 299 093 штуки обыкновенных именных бездокументарных акций (объявленные акции). Номинальная стоимость каждой объявленной обыкновенной акции составляет 5 (пять) рублей.

Общество вправе размещать дополнительно к размещенным привилегированным акциям типа А 531 496 штук привилегированных именных бездокументарных акций типа А (объявленные акции). Номинальная стоимость каждой объявленной привилегированной акции типа А составляет 5 (пять) рублей.

6.4. Объявленные акции, предусмотренные п.6.3 настоящего Устава, в случае их размещения будут обладать всеми правами, установленными статьями 7, 8 Устава для акций Общества соответствующей категории (типа).

6.5. Уставный капитал Общества может быть увеличен в порядке, предусмотренном действующим законодательством Российской Федерации и настоящим Уставом, следующими способами:

6.5.1. путем увеличения номинальной стоимости акций Общества;

6.5.2. путем размещения дополнительных акций в пределах количества объявленных акций, определенных в п.6.3 настоящего Устава.

6.6. Увеличение уставного капитала Общества путем увеличения номинальной стоимости акций осуществляется на основании решения общего собрания акционеров Общества, принятого большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.7. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством закрытой подписки осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

6.8. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки в случае, если количество дополнительно размещаемых по открытой подписке акций составляет более 25 процентов ранее размещенных Обществом акций, осуществляется на основании решения общего собрания акционеров Общества, принятого большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

6.9. Увеличение уставного капитала Общества путем размещения дополнительных акций посредством открытой подписки, за исключением случаев, указанных в п. 6.8. настоящего Устава, осуществляется на основании решения Совета директоров Общества, принятого единогласно всеми членами

Совета директоров Общества без учета голосов выбывших членов Совета директоров Общества.

6.10. Оплата дополнительных акций, размещаемых посредством подписки, может осуществляться деньгами, ценными бумагами, другими вещами или имущественными правами либо иными правами, имеющими денежную оценку. Форма оплаты дополнительных акций определяется решением об их размещении.

6.11. Уставный капитал Общества может быть уменьшен путем уменьшения номинальной стоимости акций или сокращения их общего количества, в том числе путем приобретения части акций, в случаях, предусмотренных Федеральным законом «Об акционерных обществах».

6.12. Решение об уменьшении Уставного капитала Общества путем уменьшения номинальной стоимости акций или путем приобретения части акций в целях сокращения их общего количества принимается общим собранием акционеров большинством голосов акционеров-владельцев голосующих акций Общества, принимающих участие в собрании.

6.13. Общество не вправе уменьшать свой уставный капитал, если в результате такого уменьшения его размер станет меньше тысячекратной суммы минимального размера оплаты труда, установленного федеральным законом на дату представления документов для государственной регистрации соответствующих изменений в Уставе Общества, а в случае, если Общество в соответствии с требованиями действующего законодательства Российской Федерации обязано уменьшить свой уставный капитал - на дату государственной регистрации Общества.

6.14. Если по окончании второго и каждого последующего финансового года в соответствии с годовым бухгалтерским балансом, предложенным для утверждения акционерам Общества, или результатами аудиторской проверки стоимость чистых активов Общества оказывается меньше его уставного капитала, Общество обязано уменьшить свой уставный капитал до величины, не превышающей стоимости его чистых активов.

Статья 7
Права и обязанности акционеров-владельцев обыкновенных акций Общества

7.1. Каждая обыкновенная акция Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

7.2. Каждый акционер – владелец обыкновенных акций Общества имеет право:

7.2.1. участвовать в общем собрании акционеров Общества в порядке, предусмотренном действующим законодательством Российской Федерации;

7.2.2. получать дивиденды в порядке, предусмотренном законодательством Российской Федерации и настоящим Уставом, в случае их объявления Обществом;

7.2.3. получать часть имущества Общества, оставшуюся после его ликвидации, пропорционально числу имеющихся у него акций;

7.2.4. получать доступ к документам, предусмотренным п.1 ст.89 Федерального закона «Об акционерных обществах», в порядке, предусмотренном ст.91 указанного закона;

7.2.5. требовать у регистратора Общества подтверждения прав акционера на акции путем выдачи ему выписки из реестра акционеров Общества;

7.2.6. получать у регистратора Общества информацию о всех записях на его лицевом счете, а также иную информацию, предусмотренную правовыми актами Российской Федерации, устанавливающими порядок ведения реестра акционеров;

7.2.7. отчуждать принадлежащие ему акции без согласия других акционеров и Общества;

7.2.8. в случаях, предусмотренных действующим законодательством Российской Федерации, защищать в судебном порядке свои нарушенные гражданские права, в том числе требовать от Общества возмещения убытков;

7.2.9. требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации;

7.2.10. продать акции Обществу, в случае, если Обществом принято решение о приобретении данных акций;

7.2.11. требовать от Общества выписку из списка лиц, имеющих право на участие в Общем собрании акционеров, содержащую данные об акционере;

7.2.12. преимущественного приобретения размещаемых посредством открытой подписки дополнительных акций и эмиссионных ценных бумаг, конвертируемых в акции, в количестве пропорциональном количеству принадлежащих им акций.

7.3. Акционер, владеющий более 1 процентом голосующих акций Общества, вправе требовать у регистратора Общества информацию об имени (наименовании) зарегистрированных в реестре акционеров владельцев акций и о количестве, категории и номинальной стоимости, принадлежащих им акций (данная информация предоставляется без указания адресов акционеров).

7.4. Акционеры (акционер), владеющие в совокупности не менее чем 1 процентом размещенных обыкновенных акций Общества, вправе обратиться в суд с иском к члену Совета директоров Общества, единоличному исполнительному органу Общества, члену коллегиального исполнительного органа Общества, а равно к управляющей организации или управляющему о возмещении убытков, причиненных Обществу в результате виновных действий (бездействия) указанных лиц.

7.5. Акционеры, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

7.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в органы управления и контроля Общества, избираемые общим собранием акционеров. При подготовке внеочередного общего собрания акционеров с повесткой дня об избрании Совета директоров Общества указанные акционеры (акционер) вправе предложить кандидатов для избрания в Совет директоров Общества.

7.7. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе требовать у Совета директоров Общества созыва внеочередного общего собрания акционеров. В случае, если в течение срока, установленного действующим законодательством Российской Федерации и настоящим Уставом, Советом директоров Общества не принято решение о созыве внеочередного общего собрания акционеров или принято решение об отказе в его созыве, внеочередное собрание может быть созвано указанными акционерами (акционером).

7.8. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 10 процентов голосующих акций Общества, вправе во всякое время требовать проведения ревизии финансово-хозяйственной деятельности Общества.

7.9. Акционеры (акционер), имеющие в совокупности не менее 25 процентов голосующих акций Общества, имеют право доступа, а также имеют право на получение копий документов бухгалтерского учета и протоколов заседаний коллегиального исполнительного органа Общества.

7.10. Акционеры – владельцы обыкновенных акций Общества имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также настоящим Уставом.

7.11. Каждый акционер – владелец обыкновенных акций Общества обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;
- не разглашать конфиденциальную информацию о деятельности Общества.

7.12. В случае, если акционер Общества имеет намерение самостоятельно или совместно со своим аффилированным лицом (лицами) приобрести 30 и более процентов размещенных обыкновенных акций Общества, то данный акционер обязан не ранее чем за 90 дней и не позднее чем за 30 дней до даты приобретения акций направить в Общество письменное уведомление о намерении приобрести указанные акции. После совершения данной сделки (сделок) по приобретению акций этот акционер в течение 30 дней с даты приобретения обязан предложить акционерам Общества продать ему принадлежащие им обыкновенные акции Общества и эмиссионные ценные бумаги, конвертируемые в обыкновенные акции, по рыночной цене, но не ниже их средневзвешенной цены за шесть месяцев, предшествующих дате приобретения.

Статья 8
Права и обязанности акционеров – владельцев привилегированных акций типа А

8.1. Каждая привилегированная акция типа А Общества предоставляет акционеру – ее владельцу одинаковый объем прав.

8.2. Владельцы привилегированных акций типа А имеют право на получение ежегодного фиксированного дивиденда за исключением случаев, предусмотренных настоящим Уставом. Общая сумма, выплачиваемая в качестве дивиденда по каждой привилегированной акции типа А, устанавливается в размере 10 процентов чистой прибыли Общества по итогам последнего финансового года, разделенной на число акций, которые составляют 25 процентов уставного капитала Общества. При этом, если сумма дивидендов, выплачиваемая Обществом по каждой обыкновенной акции в определенном году, превышает сумму, подлежащую выплате в качестве дивидендов по каждой привилегированной акции типа А, размер дивидендов, выплачиваемых по последним, должен быть увеличен до размера дивидендов, выплачиваемого по обыкновенным акциям.

8.3. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса при решении вопросов о реорганизации и ликвидации Общества, а также по вопросу внесения дополнений и изменений в Устав Общества, в случае, когда данные изменения ограничивают права указанных акционеров.

8.4. Владельцы привилегированных акций типа А имеют право участвовать в общем собрании акционеров с правом голоса по всем вопросам повестки дня собрания в случае, когда собранием акционеров независимо от причин не было принято решение о выплате дивидендов или было принято решение о неполной выплате дивидендов по привилегированным акциям типа А. Данное право возникает у владельцев привилегированных акций типа А начиная с собрания, следующего за годовым собранием акционеров, на котором

не было принято решение о выплате дивидендов, и прекращается с момента первой выплаты дивидендов по указанным акциям в полном размере.

8.5. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.2.3, п.7.2.4, п.7.2.5, п.7.2.6, п.7.2.7, п.7.2.8, п.7.2.10, п.7.2.11, п.7.2.12 настоящего Устава для владельцев обыкновенных акций Общества. Эти права предоставляются акционерам – владельцам привилегированных акций типа А, в том числе, в случае, когда данные акции не являются голосующими.

8.6. Владельцы привилегированных акций типа А имеют права, предусмотренные п.7.3, п.7.6, п.7.7, п.7.8, п.7.9 настоящего Устава в случае, когда привилегированные акции типа А имеют право голоса по всем вопросам компетенции общего собрания акционеров Общества.

8.7. Владельцы привилегированных акций типа А имеют право требовать выкупа Обществом всех или части принадлежащих акционеру акций в случаях и в порядке, предусмотренных действующим законодательством Российской Федерации.

8.8. Владельцы привилегированных акций типа А, обладающие не менее чем 1 процентом голосов на общем собрании акционеров, вправе требовать от Общества предоставления списка лиц, имеющих право на участие в собрании. При этом данные документов и почтовый адрес акционеров, включенных в этот список, предоставляются только с их согласия.

8.9. Акционеры – владельцы привилегированных акций типа А имеют иные права, предусмотренные действующим законодательством Российской Федерации, а также настоящим Уставом.

8.10. Каждый акционер – владелец привилегированных акций типа А обязан:

- информировать держателя реестра акционеров Общества об изменении своих данных;
- не разглашать конфиденциальную информацию о деятельности Общества.

Статья 9
Фонды Общества

9.1. В Обществе создается резервный фонд в размере 5 процентов от уставного капитала Общества.

Резервный фонд Общества формируется путем обязательных ежегодных отчислений не менее 5 процентов чистой прибыли Общества до достижения им установленного в настоящем пункте размера фонда.

Резервный фонд предназначен для покрытия убытков Общества, а также для погашения облигаций Общества и выкупа акций Общества в случае отсутствия иных средств.

Резервный фонд не может быть использован для иных целей.

9.2. В Обществе решением общего собрания акционеров по вопросу, предусмотренному п/п 13 п.12.2 настоящего Устава, может быть принято решение о создании иных фондов, в том числе фонда акционирования работников Общества.

Средства фонда акционирования расходуются исключительно на приобретение акций Общества, продаваемых акционерами Общества, для последующего размещения его работникам.

При возмездной реализации работникам Общества акций, приобретенных за счет средств фонда акционирования работников Общества, вырученные средства направляются на формирование указанного фонда.

Порядок образования, расходования средств фонда, его назначение определяется Положением о фонде акционирования работников Общества, утверждаемым Советом директоров Общества.

Статья 10
Дивиденды Общества

10.1. Общество вправе один раз в год принимать решение (объявлять) о выплате дивидендов по размещенным акциям.

Дивиденды выплачиваются из чистой прибыли Общества, указанной в отчете о прибылях и убытках Общества по итогам работы за год. Дивиденды по привилегированным акциям могут выплачиваться за счет специально предназначенных для этого фондов Общества.

В случае реорганизации Общества в форме присоединения к нему других обществ чистая прибыль Общества определяется путем суммирования его чистой прибыли и чистых прибылей (убытков) присоединяемых обществ, исчисленных в соответствии с нормативными актами по бухгалтерскому учету в отчетах о прибылях и убытках присоединяемых обществ на последнюю отчетную дату (дату реорганизации).

Решение о выплате годовых дивидендов, размере годового дивиденда и форме его выплаты по акциям каждой категории (типа) принимается общим собранием акционеров. Размер годовых дивидендов не может быть больше рекомендованного Советом директоров Общества.

Для выплаты дивидендов в Обществе составляется список лиц, имеющих право получения годовых дивидендов. Данный список составляется по данным реестра на дату составления списка лиц, имеющих право участвовать в годовом общем собрании акционеров.

10.2. Дивиденды по привилегированным акциям типа А выплачиваются в срок, устанавливаемый решением общего собрания акционеров о выплате годовых дивидендов Общества. Указанный срок устанавливается не позднее

окончания финансового года, в котором принято решение о выплате годовых дивидендов.

10.3. Дивиденды по обыкновенным акциям выплачиваются Обществом в срок, устанавливаемый решением общего собрания акционеров о выплате годовых дивидендов Общества. Указанный срок устанавливается не позднее окончания финансового года, в котором принято решение о выплате годовых дивидендов.

10.4. Объявленные Обществом дивиденды могут выплачиваться как деньгами, так и иным имуществом в случае, если общим собранием акционеров Общества принято решение о выплате дивидендов в неденежной форме.

Решение общего собрания акционеров о выплате дивидендов Общества в неденежной форме принимается только на основании предложения Совета директоров Общества, в котором должно быть указано имущество Общества, направляемое на выплату дивидендов.

10.5. При принятии решения (объявлении) о выплате дивидендов Общество обязано руководствоваться ограничениями, установленными федеральными законами.

Статья 11
Реестр акционеров Общества. Регистратор Общества

11.1. Общество обеспечивает ведение и хранение реестра акционеров Общества в соответствии с требованиями, установленными действующим законодательством Российской Федерации и иными правовыми актами Российской Федерации.

11.2. Держателем реестра акционеров Общества является специализированный регистратор, осуществляющий деятельность по ведению реестра акционеров как исключительную и имеющий лицензию установленного образца на осуществление настоящей деятельности.

Утверждение регистратора Общества и условий договора с ним, а также расторжение договора с регистратором Общества осуществляется на основании решения Совета директоров Общества.

11.3. Общество не освобождается от ответственности за ведение и хранение реестра акционеров. В случае, если неправомерными действиями регистратора нарушены гражданские права акционера или номинального держателя, такой акционер или номинальный держатель вправе в установленном действующем законодательством Российской Федерации порядке обратиться в суд с требованием к Обществу восстановить нарушенные гражданские права, в том числе возместить убытки.

11.4. Регистратор Общества выполняет функции счетной комиссии Общества. При этом, регистратор Общества проверяет полномочия и регистрирует лиц, участвующих в общем собрании акционеров Общества, определяет кворум общего собрания акционеров, разъясняет вопросы, возникающие в связи с реализацией акционерами (их представителями) права голоса на общем собрании, разъясняет порядок голосования по вопросам, выносимым на голосование, обеспечивает установленный порядок голосования и права акционеров на участие в голосовании, подсчитывает голоса и подводит итоги голосования, составляет протокол об итогах голосования, передает в Общество бюллетени для голосования.

Статья 12
Общее собрание акционеров

12.1. Общее собрание акционеров является высшим органом управления Общества.

12.2. К компетенции общего собрания акционеров относятся следующие вопросы, которые не могут быть переданы на решение Совету директоров, Генеральному директору или Правлению Общества:

1) внесение изменений и дополнений в настоящий Устав или утверждение Устава Общества в новой редакции (за исключением случаев, предусмотренных Федеральным законом «Об акционерных обществах»), решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

2) реорганизация Общества, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

3) ликвидация Общества, назначение ликвидационной комиссии и утверждение промежуточного и окончательного ликвидационных балансов, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

4) избрание членов Совета директоров, осуществляемое кумулятивным голосованием;

5) досрочное прекращение полномочий членов Совета директоров, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций, принимающих участие в собрании;

6) определение количества, номинальной стоимости, категории (типа) объявленных акций Общества и прав, предоставляемых этими акциями, решения по которым принимаются не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

7) увеличение уставного капитала Общества путем увеличения номинальной стоимости акций, решение по которому принимается

большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

8) увеличение уставного капитала Общества путем размещения дополнительных акций по открытой подписке в случае, если количество дополнительно размещаемых акций составляет более 25 процентов ранее размещенных Обществом обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

9) увеличение уставного капитала Общества путем размещения дополнительных акций по закрытой подписке, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

10) уменьшение уставного капитала Общества путем уменьшения номинальной стоимости акций, путем приобретения Обществом части акций в целях сокращения их общего количества, а также путем погашения приобретенных или выкупленных Обществом акций, решение по которому принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

11) избрание членов Ревизионной комиссии Общества и досрочное прекращение их полномочий, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

12) утверждение аудитора Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

13) утверждение годовых отчетов, годовой бухгалтерской отчетности Общества, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

14) определение порядка ведения Общего собрания акционеров Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

15) дробление и консолидация акций, решения по которым принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

16) принятие решения об одобрении сделок, в совершении которых имеется заинтересованность, решение по которому принимается в случаях и в порядке, предусмотренных главой XI Федерального закона «Об акционерных обществах»;

17) принятие решения об одобрении крупных сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет более 50 процентов балансовой стоимости активов Общества, определенной по данным

его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, а также сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества, решение по которому принимается большинством в три четверти голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

18) принятие решения об участии в холдинговых компаниях, финансово-промышленных группах, ассоциациях и иных объединениях коммерческих организаций, принимаемое большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

19) утверждение внутренних документов, регулирующих деятельность органов Общества, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

20) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством закрытой подписки или посредством открытой подписки, когда при открытой подписке конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие более 25 процентов ранее размещенных обыкновенных акций, решение по которому принимается не менее чем тремя четвертями голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

21) принятие решения о возмещении за счет Общества расходов на подготовку и проведение внеочередного общего собрания акционеров Общества в случае, когда в нарушение требований действующего законодательства Российской Федерации Советом директоров не принято решение о созыве внеочередного собрания и данное собрание созвано иными лицами. Решение принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

22) освобождение лица, которое самостоятельно или совместно со своими аффилированными лицами приобрело 30 и более процентов размещенных обыкновенных акций Общества, от обязанности приобретения акций у иных акционеров Общества, решение по которому принимается большинством голосов акционеров - владельцев голосующих акций, принимающих участие в собрании, за исключением голосов по акциям, принадлежащих указанному лицу и его аффилированным лицам;

23) принятие решения о передаче полномочий единоличного исполнительного органа Общества управляющей организации или управляющему, решение по которому принимается большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании;

24) решение иных вопросов, предусмотренных Федеральным законом «Об акционерных обществах» и настоящим Уставом.

12.3. Общее собрание акционеров вправе принимать решения по вопросам, предусмотренным п/п 2, 7, 8, 9, 15 – 19, 23 п. 12.2 настоящего Устава исключительно по предложению Совета директоров. При этом иные лица, имеющие в соответствии с действующим законодательством Российской Федерации полномочия вносить предложения в повестку дня годового или внеочередного общего собрания акционеров, не вправе требовать от Совета директоров внесения в повестку дня собрания перечисленных вопросов.

Общее собрание акционеров не вправе рассматривать и принимать решения по вопросам, которые не отнесены к его компетенции Федеральным законом «Об акционерных обществах».

Общее собрание не вправе принимать решения по вопросам, не включенным в повестку дня собрания, а также изменить повестку дня.

12.4. При решении на общем собрании акционеров вопросов о внесении изменений и дополнений в настоящий Устав, ограничивающих права акционеров – владельцев привилегированных акций Общества определенного типа, решение о таких изменениях и дополнениях считается принятым, если за него отдано не менее чем три четверти голосов акционеров – владельцев обыкновенных акций Общества, принимающих участие в собрании и три четверти голосов всех акционеров – владельцев привилегированных акций Общества определенного типа.

12.5. Общество обязано ежегодно проводить годовое общее собрание акционеров.

Годовое общее собрание акционеров проводится не ранее чем через четыре месяца и не позднее чем через шесть месяцев после окончания финансового года.

На годовом общем собрании акционеров должны решаться вопросы:

- избрание Совета директоров Общества,
- избрание Ревизионной комиссии Общества,
- утверждение аудитора Общества,
- утверждение годовых отчетов, годовой бухгалтерской отчетности, в том числе отчетов о прибылях и убытках (счетов прибылей и убытков) Общества, а также распределение прибыли, в том числе выплата (объявление) дивидендов, и убытков Общества по результатам финансового года,

а также могут решаться иные вопросы, отнесенные к компетенции общего собрания акционеров.

12.6. Акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе внести вопросы в повестку дня годового общего собрания акционеров и выдвинуть кандидатов в Совет директоров Общества, Ревизионную комиссию Общества, число которых не может превышать количественный состав соответствующего органа,

установленный настоящим Уставом. Такие предложения должны поступить в Общество не позднее чем через 60 дней после окончания финансового года.

12.7. Проводимые помимо годового общие собрания акционеров, являются внеочередными.

Внеочередное общее собрание акционеров проводится по решению Совета директоров на основании его собственной инициативы, требования Ревизионной комиссии Общества, аудитора Общества, а также акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества на дату предъявления требования. Созыв внеочередного общего собрания акционеров по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, осуществляется Советом директоров Общества.

12.8. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, должно быть проведено в течение 40 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

12.9. Внеочередное общее собрание акционеров, созываемое по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентов голосующих акций Общества, повестка дня которого содержит вопрос об избрании членов Совета директоров Общества, должно быть проведено в течение 70 дней с момента представления требования о проведении внеочередного общего собрания акционеров.

В случае, когда количество членов Советов директоров Общества становится менее количества, составляющего кворум для проведения заседаний Совета директоров Общества, внеочередное общее собрание акционеров, созываемое по решению Совета директоров Общества на основании его собственной инициативы для решения вопроса об избрании Совета директоров Общества, должно быть проведено в течение 70 дней с момента принятия решения о его проведении Советом директоров Общества.

12.10. При подготовке внеочередного общего собрания акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, акционеры (акционер), являющиеся в совокупности владельцами не менее чем 2 процентов голосующих акций Общества, вправе выдвинуть кандидатов в Совет директоров Общества, число которых не может превышать количественный состав Совета директоров, установленный настоящим Уставом. Такие предложения должны поступить в Общество не позднее чем за 30 дней до даты проведения внеочередного общего собрания акционеров.

12.11. Список лиц, имеющих право на участие в общем собрании акционеров, составляется на основании данных реестра акционеров Общества.

Дата составления списка лиц, имеющих право на участие в общем собрании акционеров, устанавливается не ранее даты принятия решения о проведении общего собрания акционеров, не более чем за 50 дней и не менее чем за 45 дней до даты его проведения.

Дата составления списка лиц, имеющих право на участие во внеочередном общем собрании акционеров, повестка дня которого содержит вопрос об избрании Совета директоров Общества, устанавливается не ранее даты принятия решения о проведении внеочередного общего собрания акционеров, не более чем за 65 дней до даты проведения собрания и не позднее даты сообщения о проведении внеочередного общего собрания акционеров.

12.12. Сообщение о проведении общего собрания акционеров и направление (вручение) бюллетеней для голосования осуществляется не позднее чем за 20 дней, а сообщение о проведении общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества и направление (вручение) бюллетеней для голосования – не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в газете «Российская газета».

12.13. Лицам, имеющим право на участие в общем собрании акционеров, в порядке и по адресу (адресам), указанным в сообщении о проведении общего собрания акционеров, предоставляется следующая информация (материалы):

годовая бухгалтерская отчетность, в том числе заключение аудитора, заключение Ревизионной комиссии Общества по результатам проверки годовой бухгалтерской отчетности,

сведения о кандидатах в Совет директоров Общества, Ревизионную комиссию Общества,

проект изменений и дополнений, вносимых в Устав Общества, или проект Устава Общества в новой редакции,

проекты внутренних документов Общества,

проекты иных документов, принятие которых предусмотрено проектами решений общего собрания акционеров,

проекты решений общего собрания акционеров,

иная информация (материалы), необходимая для предоставления в соответствии с действующим законодательством,

иная информация (материалы) для принятия решений по вопросам повестки дня общего собрания акционеров, включенная Советом директоров в перечень информации (материалов), предоставляемой акционерам при подготовке к проведению общего собрания акционеров.

12.14. Общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности более чем половиной голосов размещенных голосующих акций Общества.

Принявшими участие в общем собрании акционеров считаются акционеры, зарегистрировавшиеся для участия в нем, и акционеры, бюллетени которых получены не позднее двух дней до даты проведения общего собрания акционеров. Принявшими участие в общем собрании акционеров, проводимом в форме заочного голосования, считаются акционеры, бюллетени которых получены до даты окончания приема бюллетеней.

12.15. Если повестка дня общего собрания акционеров включает вопросы, голосование по которым осуществляется разным составом голосующих, определение кворума для принятия решения по этим вопросам осуществляется отдельно. При этом отсутствие кворума для принятия решения по вопросам, голосование по которым осуществляется одним составом голосующих, не препятствует принятию решения по вопросам, голосование по которым осуществляется другим составом голосующих, для принятия которого кворум имеется.

12.16. При отсутствии кворума для проведения годового общего собрания акционеров должно быть проведено повторное годовое общее собрание акционеров с той же повесткой дня. При отсутствии кворума для проведения внеочередного общего собрания акционеров может быть проведено повторное внеочередное общее собрание акционеров с той же повесткой дня.

Повторное общее собрание акционеров правомочно (имеет кворум), если в нем приняли участие акционеры, обладающие в совокупности не менее чем 30 процентами голосов размещенных голосующих акций Общества.

Сообщение о проведении повторного общего собрания акционеров и направление (вручение) бюллетеней для голосования осуществляется не позднее чем за 20 дней до даты проведения повторного общего собрания акционеров.

Сообщение о проведении повторного общего собрания акционеров, повестка дня которого содержит вопрос о реорганизации Общества, осуществляется не позднее чем за 30 дней до даты проведения повторного общего собрания акционеров.

При проведении повторного общего собрания акционеров менее чем через 40 дней после несостоявшегося общего собрания акционеров лица, имеющие право на участие в общем собрании акционеров, определяются в соответствии со списком лиц, имевших право на участие в несостоявшемся общем собрании акционеров.

12.17. На общем собрании акционеров председательствует лицо, осуществляющее функции единоличного исполнительного органа, если иного решения не было принято Советом директоров Общества.

12.18. Иные вопросы, связанные с подготовкой и проведением годового и внеочередного общих собраний акционеров, в том числе порядок ведения общего собрания акционеров, определяются Положением о порядке проведения общего собрания акционеров Общества, утверждаемым общим собранием акционеров.

Статья 13
Совет директоров Общества

13.1. Совет директоров – коллегиальный орган управления Общества, осуществляющий общее руководство деятельностью Общества.

13.2. Совет директоров Общества ежегодно избирается годовым общим собранием акционеров в количестве 11 человек кумулятивным голосованием.

13.3. Общее собрание акционеров вправе принять решение о досрочном прекращении полномочий членов Совета директоров. При этом такое решение может быть принято только в отношении всех членов Совета директоров одновременно.

В случае досрочного прекращения полномочий Совета директоров полномочия нового состава Совета директоров действуют до ближайшего по срокам годового общего собрания.

13.4. К компетенции Совета директоров Общества относятся следующие вопросы:

1) определение приоритетных направлений деятельности Общества, в том числе утверждение годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

2) предварительное одобрение операций, выходящих за рамки, установленные годовым бюджетом Общества;

3) созыв годового и внеочередного общих собраний акционеров, за исключением случаев, предусмотренных пунктом 8 статьи 55 Федерального закона «Об акционерных обществах»;

4) утверждение повестки дня общего собрания акционеров;

5) определение даты составления списка лиц, имеющих право на участие в общем собрании акционеров, и другие вопросы, отнесенные к компетенции Совета директоров Общества в соответствии с положениями главы VII Федерального закона «Об акционерных обществах» и связанные с подготовкой и проведением общего собрания акционеров;

6) предварительное утверждение годового отчета Общества;

7) увеличение уставного капитала Общества путем размещения Обществом дополнительных акций в пределах количества объявленных акций, определенных настоящим Уставом, за исключением случаев, предусмотренных п/п 8, 9 п.12.2. настоящего Устава;

8) размещение Обществом облигаций и иных эмиссионных ценных бумаг в случае, когда по условиям размещения данных облигаций и иных эмиссионных ценных бумаг они не являются конвертируемыми в акции Общества;

9) размещение Обществом облигаций, конвертируемых в акции и иных эмиссионных ценных бумаг, конвертируемых в акции, если указанные облигации (иные эмиссионные ценные бумаги) размещаются посредством открытой подписки и при этом конвертируемые облигации (иные эмиссионные ценные бумаги) могут быть конвертированы в обыкновенные акции Общества, составляющие 25 и менее процентов ранее размещенных обыкновенных акций;

10) определение цены (денежной оценки) имущества, цены размещения и выкупа эмиссионных ценных бумаг в случаях, предусмотренных Федеральным законом «Об акционерных обществах»;

11) утверждение решений о выпуске ценных бумаг, проспектов эмиссии ценных бумаг, отчетов об итогах выпуска ценных бумаг Общества, ежеквартальных отчетов эмитента эмиссионных ценных бумаг, отчетов об итогах приобретения акций Общества в целях их погашения;

12) приобретение размещенных Обществом акций, облигаций и иных ценных бумаг;

13) утверждение регистратора Общества и условий договора с ним, а также принятие решения о расторжении договора с ним;

14) рекомендации по размеру дивиденда по акциям, форме и сроку его выплаты, утверждение внутреннего документа о дивидендах по акциям Общества;

15) использование резервного фонда и иных фондов Общества;

16) контроль за применением процедур внутреннего контроля;

17) рекомендации по размеру выплачиваемых членам Ревизионной комиссии Общества вознаграждений и компенсаций, утверждение условий, заключаемого с аудитором договора, в том числе определение размера оплаты его услуг;

18) утверждение Положения о структурном подразделении Общества, осуществляющем функции внутреннего контроля, согласование кандидатов на должность его руководителя, а также рассмотрение иных вопросов, решения по которым должны приниматься Советом директоров в соответствии с Положением об указанном подразделении;

19) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества, стоимость которого составляет от 0,5 до 25 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату;

20) одобрение сделок, связанных с приобретением, отчуждением или возможностью отчуждения Обществом прямо или косвенно имущества,

стоимость которого составляет от 25 до 50 процентов балансовой стоимости активов Общества, определенной по данным его бухгалтерской отчетности на последнюю отчетную дату, за исключением сделок, совершаемых в процессе обычной хозяйственной деятельности Общества, сделок, связанных с размещением посредством подписки (реализацией) обыкновенных акций Общества, и сделок, связанных с размещением эмиссионных ценных бумаг, конвертируемых в обыкновенные акции Общества;

21) одобрение сделок, в совершении которых имеется заинтересованность в случаях, предусмотренных главой XI Федерального закона «Об акционерных обществах»;

22) согласование организационной структуры Общества, включая основные функции структурных подразделений;

23) создание филиалов, открытие представительств, их ликвидация, утверждение Положений о них;

24) предварительное согласование кандидатов на должность руководителей филиалов и представительств и освобождения руководителей указанных структурных подразделений от занимаемой должности;

25) утверждение годовых бюджетов, стратегий и программ развития филиалов, внесение изменений в указанные документы, рассмотрение итогов их выполнения;

26) назначение единоличного исполнительного органа (Генерального директора), определение срока его полномочий, а также досрочное прекращение его полномочий;

27) избрание (переизбрание) Председателя Совета директоров Общества, его заместителя;

28) образование коллегиального исполнительного органа (Правление), определение срока его полномочий, а также досрочное прекращение полномочий членов Правления;

29) согласование совмещения лицом, осуществляющим функции единоличного исполнительного органа Общества, членами Правления Общества должностей в органах управления других организаций;

30) разрешение лицу, осуществляющему функции единоличного исполнительного органа, работы по совместительству в оплачиваемой должности в других организациях;

31) создание постоянно действующих или временных (для решения определенных вопросов) комитетов Совета директоров, утверждение Положений о них;

32) назначение и освобождение от должности Корпоративного секретаря Общества, утверждение Положения об аппарате Корпоративного секретаря Общества;

33) утверждение условий договоров (дополнительных соглашений), заключаемых с Генеральным директором, членами Правления, руководителями филиалов и представительств, руководителем структурного подразделения Общества, осуществляющем функции внутреннего контроля, Корпоративным секретарем Общества, а также рассмотрение вопросов, решения по которым

должны приниматься Советом директоров в соответствии с указанными договорами;

34) принятие решений об участии (вступлении в качестве участника, прекращении участия, изменении доли участия) Общества в других организациях путем покупки, продажи акций, долей других организаций, а также путем внесения дополнительных вкладов в уставные капиталы этих организаций;

35) принятие решений об участии Общества в некоммерческих организациях, за исключением случаев, предусмотренных п/п 18 п.12.2. настоящего Устава, путем вступления в качестве участника, прекращения участия, внесения дополнительных вкладов (взносов), связанных с участием Общества в некоммерческих организациях;

36) принятие решений по вопросам повестки дня общих собраний дочерних обществ (высших органов управления иных организаций), единственным участником которых является Общество;

37) определение порядка взаимодействия Общества с организациями, в которых участвует Общество;

38) утверждение внутреннего документа по вопросам раскрытия информации об Обществе;

39) утверждение иных, помимо предусмотренных в пункте 13.4. настоящего Устава, внутренних документов Общества, регламентирующих вопросы, входящие в компетенцию Совета директоров Общества, за исключением внутренних документов, утверждение которых отнесено Уставом Общества к компетенции общего собрания акционеров и исполнительных органов Общества;

40) иные вопросы, предусмотренные Федеральным законом «Об акционерных обществах» и настоящим Уставом.

13.5. Вопросы, отнесенные к компетенции Совета директоров Общества, не могут быть переданы на решение коллегиальному или единоличному исполнительному органу Общества.

13.6. Решения по вопросам, указанным в п/п 7, 20 п.13.4. настоящего Устава, принимаются единогласно всеми членами Совета директоров Общества за исключением голосов выбывших членов Совета директоров Общества.

В том случае, если единогласие Совета директоров Общества по вопросам, предусмотренным п/п 7, 20 п.13.4. настоящего Устава не достигнуто, по решению Совета директоров Общества указанные вопросы могут быть вынесены на решение общего собрания акционеров. При этом решения по ним принимаются большинством голосов акционеров – владельцев голосующих акций Общества, принимающих участие в собрании.

13.7. Иные, помимо перечисленных в п.13.6. настоящего Устава, вопросы, отнесенные к компетенции Совета директоров Федеральным законом «Об акционерных обществах» и настоящим Уставом, принимаются

большинством голосов членов Совета директоров Общества, принимающих участие в заседании.

13.8. Порядок созыва и проведения заседаний Совета директоров, размер и порядок выплаты вознаграждений и компенсаций членам Совета директоров определяются Положением о Совете директоров, утверждаемым общим собранием акционеров.

13.9. Заседания Совета директоров Общества созываются Председателем Совета директоров по его собственной инициативе, по требованию члена Совета директоров, Ревизионной комиссии Общества, аудитора Общества, единоличного или коллегиального исполнительного органа Общества, а также по требованию акционеров (акционера), владеющих в совокупности не менее 5 процентами голосующих акций Общества.

13.10. Кворум для проведения заседаний Совета директоров Общества составляет более половины от числа избранных членов Совета директоров.

13.11. Заседания Совета директоров могут проводиться в форме совместного присутствия (в том числе с использованием конференц-связи) или заочного голосования.

13.12. При определении наличия кворума и результатов голосования на заседании Совета директоров, проводимом в форме совместного присутствия, учитывается письменное мнение члена Совета директоров Общества, отсутствующего на его заседании.

13.13. При решении вопросов на заседании Совета директоров Общества каждый член Совета директоров обладает одним голосом. При принятии Советом директоров решений Председатель Совета директоров обладает правом решающего голоса в случае равенства голосов членов Совета директоров Общества.

13.14. Председатель Совета директоров Общества организует его работу, созывает заседания Совета директоров и председательствует на них, организует на заседаниях ведение протокола, обеспечивает эффективную работу комитетов Совета директоров.

13.15. Совет директоров вправе назначить заместителя председателя Совета директоров. В случае отсутствия Председателя Совета директоров Общества его функции (в том числе право подписи документов) осуществляет его заместитель, а в случае отсутствия последнего – один из членов Совета директоров по решению Совета директоров Общества, принимаемому большинством голосов его членов, участвующих в заседании.

Статья 14
Правление Общества

14.1. Правление – коллегиальный исполнительный орган, организующий выполнение решений общего собрания акционеров и Совета директоров Общества.

14.2. Количественный и персональный состав Правления определяется решением Совета директоров Общества по предложению Генерального директора, членов Совета директоров Общества.

14.3. Правление образовывается на срок, определяемый Советом директоров Общества при назначении его членов.

По решению Совета директоров Общества полномочия любого члена (всех членов) Правления Общества могут быть прекращены досрочно.

В случае досрочного прекращения полномочий отдельных членов Правления полномочия вновь назначенных будут действовать в пределах срока, на который образовано Правление Общества.

14.4. К компетенции Правления Общества относятся следующие вопросы руководства текущей деятельностью Общества:

1) разработка предложений по основным направлениям деятельности Общества, в том числе проектов годового бюджета, бюджетов на среднесрочную и долгосрочную перспективу, стратегий и программ развития Общества, предложений по внесению изменений в указанные документы;

2) утверждение процедур внутреннего контроля;

3) определение кадровой и социальной политики Общества;

4) утверждение внутреннего документа, регламентирующего общие положения мотивации труда, а также рассмотрение и принятие решения о заключении коллективных договоров и соглашений;

5) подготовка материалов и проектов решений по вопросам, подлежащим рассмотрению на общем собрании акционеров, Совете директоров и представление материалов комитетам Совета директоров;

6) организационно-техническое обеспечение деятельности органов Общества;

7) определение технической, финансово-экономической и тарифной политики Общества и филиалов;

8) определение учетной политики, контроль за совершенствованием методологии бухгалтерского и управленческого учета, а также за внедрением отчетности по международным стандартам бухгалтерского учета Общества и филиалов;

9) определение методологии планирования, бюджетирования и контроллинга Общества и филиалов;

10) определение политики обеспечения безопасности Общества и филиалов;

11) определение порядка наделения филиалов имуществом и изъятие закрепленного за филиалами имущества;

12) определение количественного состава и назначение членов коллегиальных исполнительных органов филиалов, а также досрочное прекращение их полномочий, утверждение Положения о коллегиальном исполнительном органе филиала;

13) предварительное согласование кандидатов на должность заместителей руководителей, главных бухгалтеров филиалов и представительств и освобождения указанных лиц от занимаемой должности;

14) утверждение условий договоров (дополнительных соглашений), заключаемых с членами коллегиальных исполнительных органов филиалов, заместителями руководителей, главными бухгалтерами филиалов и представительств, а также рассмотрение вопросов, решения по которым должны приниматься Правлением в соответствии с указанными договорами;

15) утверждение квартальных бюджетов филиалов, внесение изменений в указанные документы;

16) анализ результатов работы структурных подразделений Общества, в т.ч. обособленных, и выработка обязательных для исполнения указаний по совершенствованию их работы;

17) утверждение внутренних документов, регламентирующих вопросы, входящие в компетенцию Правления Общества, за исключением документов, утверждаемых общим собранием акционеров и Советом директоров Общества.

14.5. Правление Общества вправе также принимать решения по иным вопросам руководства текущей деятельности Общества по поручению Совета директоров или по предложению Генерального директора Общества.

14.6. Порядок созыва и проведения заседаний Правления, а также порядок принятия решений Правления, размер и порядок выплаты вознаграждения членам Правления устанавливаются Положением о Правлении Общества, утверждаемым общим собранием акционеров Общества.

14.7. Права, обязанности и ответственность членов Правления определяются договором, заключаемым каждым из них с Обществом. Договор от имени Общества подписывается Генеральным директоров Общества.

Статья 15
Генеральный директор Общества

15.1. Генеральный директор – единоличный исполнительный орган, осуществляющий руководство текущей деятельностью Общества. Генеральный директор назначается Советом директоров Общества.

15.2. Генеральный директор принимает решения по вопросам, не отнесенным настоящим Уставом к компетенции общего собрания акционеров, Совета директоров и Правления Общества.

15.3. Генеральный директор осуществляет функции Председателя Правления Общества.

15.4. Генеральный директор без доверенности действует от имени Общества, в том числе представляет его интересы, совершает сделки от имени Общества, утверждает штаты, издает приказы, распоряжения и дает указания, обязательные для исполнения всеми работниками Общества.

Права, обязанности, размер оплаты труда и ответственность Генерального директора определяются договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.

15.5. Совет директоров Общества вправе в любое время принять решение о досрочном прекращении полномочий Генерального директора Общества и о расторжении договора с ним.

Статья 16
Корпоративный секретарь Общества.
Аппарат Корпоративного секретаря Общества

16.1. По решению Совета директоров может быть назначено специальное лицо, задачей которого является обеспечение соблюдения органами и должностными лицами Общества процедурных требований, гарантирующих реализацию прав и интересов акционеров Общества – Корпоративный секретарь Общества.

16.2. Права, обязанности, срок полномочий, размер оплаты труда и ответственность Корпоративного секретаря Общества определяются внутренними документами Общества, а также договором, заключаемым им с Обществом. Договор от имени Общества подписывается Председателем Совета директоров Общества.

16.3. В целях обеспечения эффективного исполнения Корпоративным секретарем Общества своих обязанностей в Обществе может создаваться аппарат Корпоративного секретаря Общества, состав, численность, структура и обязанности работников которого определяются внутренним документом Общества, утверждаемым Советом директоров.

Статья 17
Контроль за финансово-хозяйственной деятельностью Общества

17.1. Для осуществления контроля за финансово-хозяйственной деятельностью в Обществе создаются Ревизионная комиссия, специальное структурное подразделение, осуществляющее функции внутреннего контроля, а также привлекается независимый аудитор.

17.2. Ревизионная комиссия – самостоятельный орган контроля Общества, избираемый на годовом общем собрании акционеров сроком до следующего годового общего собрания акционеров в количестве 5 человек.

17.2.1. Полномочия отдельных членов или всего состава Ревизионной комиссии могут быть прекращены досрочно решением общего собрания акционеров.

В случае досрочного прекращения полномочий членов Ревизионной комиссии полномочия нового состава Ревизионной комиссии действуют до ближайшего годового общего собрания акционеров.

В случае, когда количество членов Ревизионной комиссии становится менее половины избранных членов Ревизионной комиссии, Совет директоров обязан созвать внеочередное общее собрание акционеров для избрания нового состава Ревизионной комиссии. Оставшиеся члены Ревизионной комиссии осуществляют свои функции до избрания нового состава Ревизионной комиссии на внеочередном общем собрании акционеров.

17.2.2. В компетенцию Ревизионной комиссии входит:

- проверка достоверности данных, содержащихся в отчетах и иных финансовых документах Общества;
- выявление фактов нарушения установленных правовыми актами Российской Федерации порядка ведения бухгалтерского учета и представления финансовой отчетности;
- проверка соблюдения правовых норм при исчислении и уплате налогов;
- выявление фактов нарушения правовых актов Российской Федерации, в соответствии с которыми Общество осуществляет финансово-хозяйственную деятельность;
- оценка экономической целесообразности финансово-хозяйственных операций Общества.

17.2.3. Проверка (ревизия) финансово-хозяйственной деятельности Общества Ревизионной комиссией осуществляется по итогам деятельности Общества за год.

Проверка (ревизия) финансово-хозяйственной деятельности Общества осуществляется также во всякое время:

- по инициативе самой Ревизионной комиссии Общества;
- по решению общего собрания акционеров Общества;
- по решению Совета директоров Общества;
- по требованию акционера (акционеров) Общества, владеющих в совокупности не менее чем 10 процентами голосующих акций

Общества по всем вопросам компетенции общего собрания акционеров на дату предъявления требования.

17.2.4. По требованию Ревизионной комиссии лица, занимающие должности в органах управления Общества, обязаны представить документы о финансово-хозяйственной деятельности Общества.

17.2.5. Порядок деятельности Ревизионной комиссии, а также размер и порядок выплаты вознаграждения членам Ревизионной комиссии определяются Положением о Ревизионной комиссии Общества, утверждаемым общим собранием акционеров.

17.3. Для обеспечения постоянного внутреннего контроля за порядком осуществления всех хозяйственных операций в Обществе создается специальное, не зависимое от исполнительных органов Общества, структурное подразделение, деятельность которого контролируется непосредственно Советом директоров Общества.

Функции указанного структурного подразделения, порядок его деятельности, порядок назначения работников, предъявляемые к ним требования определяются внутренним документом, утверждаемым Советом директоров Общества.

17.4. Для проверки и подтверждения правильности годовой финансовой отчетности Общество ежегодно привлекает профессионального аудитора, не связанного имущественными интересами с Обществом или его акционерами.

17.4.1. Аудитор осуществляет проверку финансово-хозяйственной деятельности Общества в соответствии с правовыми актами Российской Федерации на основании заключаемого с ним договора.

17.4.2. Общее собрание акционеров утверждает аудитора Общества. Условия договора, заключаемого с аудитором, в том числе размер оплаты его услуг, утверждаются Советом директоров Общества.

17.4.3. Аудиторская проверка деятельности Общества должна быть проведена во всякое время по требованию акционеров, совокупная доля которых в уставном капитале составляет 10 или более процентов. Акционеры – инициаторы аудиторской проверки направляют в Совет директоров письменное требование, которое должно содержать мотив выдвижения требования, имя (наименование) акционеров, количество и категорию (тип) принадлежащих им акций, подпись акционера или его доверенного лица. В том случае, если требование подписано доверенным лицом, то к нему должна быть приложена доверенность.

Статья 18
Реорганизация Общества

18.1. Общество может быть добровольно реорганизовано по решению Общего собрания акционеров. Другие основания и порядок реорганизации

Общества определяются действующим законодательством Российской Федерации.

18.2. Реорганизация Общества может быть осуществлена в форме слияния, присоединения, разделения, выделения и преобразования в иную организационно-правовую форму в порядке, предусмотренном Федеральным законом «Об акционерных обществах».

Статья 19
Ликвидация Общества

19.1. Общество может быть ликвидировано добровольно по решению общего собрания акционеров или по решению суда, в случаях и порядке, предусмотренных действующим законодательством.

19.2. В случаях, предусмотренных действующим законодательством Российской Федерации, Общество обязано принять решение о своей добровольной ликвидации.

19.3. В случае, если при добровольной ликвидации Общества его имущества будет недостаточно для расчетов со всеми кредиторами Общества, назначенный общим собранием акционеров Председатель ликвидационной комиссии Общества обязан обратиться в арбитражный суд с заявлением об осуществлении в отношении Общества упрощенной процедуры банкротства ликвидируемого должника.

APPROVED by

Annual general meeting of
OJSC “VolgaTelecom” stockholders

June "__ ", 2004

Minutes № __ of _______ 2004.

The chairman of annual general
Meeting of stockholders
_______________________ V.F. Lyulin

Changes and addenda to the CHARTER of

Open Joint Stock Company “VolgaTelecom”
(OJSC “VolgaTelecom”)
New wording

Nizhny Novgorod city
2004

- To state article 1 "General provisions" item 1.1 in the version: " Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") (hereinafter "The Company") is founded by the Committee for Management of the State Property of Nizhny Novgorod oblast according to the Decree of the President of Russian Federation of July 01, 1992 № 721 "On organizational measures for transformation of the state enterprises, voluntary associations of the state enterprises into joint stock companies", and also to the governmental order of Russian Federation of December 22, 1992 № 1003 "On privatization of telecommunication enterprises" on the basis of state telecommunication and information enterprise "Rossviyazinform" **of Nizhny Novgorod oblast (STIE "Rossviyazinform")** and is the legal successor of all of its rights and obligations. The Company is registered by Order № 1605-p of December 15, 1993 of the Head of Nizhny Novgorod city Administration. In accordance with Federal Law № 129-ФЗ of August 08, 2001 "On state registration of legal entities and individual entrepreneurs" the Company is registered in the United state register of legal entities on August 01, 2002 with basic state registration № 1025203014781.

  The general meeting of stockholders of OJSC "Nizhegorodsviyazinform" of June 28, 2002 approved the Charter of the Company in a new wording in which the name of the Company is changed to Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")".
- In article 6 "The Company's charter capital. Placed and declared shares" to state item 6.8. in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by means of an open subscription in case if the amount of additional shares placed by an open subscription makes more than 25 percent of **ordinary** shares previously placed by the Company, is carried out on the basis of a resolution of the general meeting of shareholders of the Company approved by the majority of three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 12 "General meeting of shareholders" to state sub-item 8 of item 12.2 in the wording: "The increase of the charter capital of the Company by placement of additional **ordinary** shares by an open subscription in case if the quantity of shares placed in addition makes more than 25 percent of previously placed ordinary shares of the Company, the resolution on which is passed by at least three quarters of votes of shareholders, owners of voting shares of the Company participating in the meeting".
- In article 13 "The Company's Board of directors" to state sub-item 11 of item 13.4 in the wording: "The approval of resolutions on the issue of securities, prospectuses of securities, reports on the results of issue of securities of the Company, reports of the results of acquisition of the Company's shares with the view of redeeming them".
- In article 13 "The Company's Board of directors" to state sub-item 22 of item 13.4 in the wording:

  "Definition of basic principles of building the organizational structure of the Company".
- In article 13 "The Company's Board of directors" to state sub-item 32 of item 13.4 in the wording: "Appointment to and release from the post of the Corporate secretary of the Company, approval of the Provision **on the Corporate secretary** and on the apparatus of the Corporate secretary".
- In article 13 "The Company's Board of directors" to add in item 13.4 sub-item 38 which contains the following: "Approval of the Code of corporate governance of the Company, introduction of changes and addenda into it", sub-items 38, 39, 40 are to be considered correspondingly sub-items 39, 40, 41;
- In article 13 "The Company's Board of directors" – the following text is to be added as paragraphs 3,4 in item 13.6: "The decisions on the issues stated in sub-item 21 of item 13.4 of the present Charter are adopted by the majority of independent directors not interested in settlement of transaction.

In case if all the members of the Company's board of directors are recognized to be interested persons and (or) are not independent directors, the transaction may be approved by the resolution of general meeting of shareholders by the majority of votes of all not interested in the transaction shareholders – the owners of voting shares".

- In article 14 "The Company's Management board" – item 14.4 is to supplemented with sub-item 18 of the following content: "Approval of the Company's organizational structure, including the basic functions of structural subdivisions".

Summary of the Amendments

to the Charter of VolgaTelecom OJSC (the "Charter")
as approved by Annual General Shareholders' Meeting
on June 28, 2005
(minutes No. 5 June 30, 2005).

The document introduces amendments to the provisions on the General Shareholders' Meeting and the Board of Directors of VolgaTelecom OJSC.

(Original full document in Russian is enclosed herewith)

УТВЕРЖДЕНО

Годовым общим собранием
акционеров ОАО «ВолгаТелеком»

28 июня 2005г.

Протокол № 5 от 30 июня 2005 г.

Председатель годового общего
собрания акционеров

_______________С.В. Омельченко

Изменения и дополнения в У С Т А В

Открытого акционерного общества «ВолгаТелеком»
(ОАО «ВолгаТелеком»)
новая редакция

г. Нижний Новгород
2005 г.

- В статье 12 «Общее собрание акционеров» п.12.12 изложить в редакции:

«12.12. Сообщение о проведении общего собрания акционеров должно быть сделано не позднее чем за 30 дней до даты его проведения.

В случае, если предлагаемая повестка дня внеочередного общего собрания акционеров содержит вопрос об избрании Совета директоров Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 50 дней до даты его проведения.

В случае, если внеочередное общее собрание акционеров созывается по требованию Ревизионной комиссии Общества, аудитора Общества или акционеров (акционера), являющихся владельцами не менее чем 10 процентами голосующих акций Общества, сообщение о проведении внеочередного общего собрания акционеров должно быть сделано не позднее чем за 20 дней до даты его проведения.

В указанные сроки сообщение о проведении общего собрания акционеров должно быть направлено каждому лицу, указанному в списке лиц, имеющих право на участие в общем собрании акционеров, заказным письмом или вручено каждому из указанных лиц под роспись, либо опубликовано в газете «Российская газета»;

- В статье 13 «Совет директоров Общества» п/п.16 п.13.4 изложить в редакции:

«16) утверждение внутреннего документа, определяющего процедуры внутреннего контроля за финансово-хозяйственной деятельностью Общества»;

- В статье 13 «Совет директоров Общества» п/п.39 п.13.4 изложить в редакции:

«39) утверждение внутренних документов (документа), определяющих правила и подходы к раскрытию информации об Обществе, порядок использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними, которая не является общедоступной»;

- В статье 13 «Совет директоров Общества» п/п.40 п.13.4 изложить в редакции:

«40) утверждение процедуры управления рисками в Обществе»;

- В статье 13 «Совет директоров Общества» п/п. 40, 41 п.13.4 считать соответственно п/п. 41, 42 п.13.4.

APPROVED by

Annual general meeting of stockholders of OJSC "VolgaTelecom"

June 26, 2006.

Minutes № 6 of June 27, 2006.

Chairman of the annual general meeting of stockholders

_______________________S.V. Omelchenko

Changes and addenda to the Charter of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 7.12. of article 7 "Rights and duties of shareholders - owners of ordinary shares of the Company" in the wording:

  "7.12. The shareholders – owners of the Company's ordinary shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To add item 8.11. to article 8 "Rights and duties of shareholders - owners of type A preferred shares" in the following wording:

  "8.11. The shareholders – owners of the Company's preferred shares have other duties stipulated by Russian Federation current legislation and also by this Charter";

- To exclude sub-item 22 of item 12.12. of article 12 "General meeting of shareholders";

- To consider sub-items 23, 24 of item 12.12. of article 12 "General meeting of shareholders" to be sub-items 22, 23 of item 12.12. correspondingly;

- To state item 12.3. of article 12 "General meeting of shareholders" in the wording:

  "12.3. General meeting of shareholders has the right to pass resolutions on the issues stipulated by sub-items 2, 7, 8, 9, 15 - 19, **22** of item 12.2 of the present Charter exclusively upon the proposal of the Board of directors. Herewith, other persons having, according to the current legislation of Russian Federation, powers to make proposals for the agenda of an annual or an extraordinary general meeting of shareholders, have no right to demand from the Board of directors the inclusion of the listed issues into the agenda of the meeting.

  General meeting of shareholders has no right to consider and pass resolutions on the issues which are beyond its competence according to Federal law "On joint stock companies";

  General meeting has no right to pass resolutions on issues which are not included into the agenda of the meeting and also to change the agenda";

- To state sub-item 17 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

  "17) Recommendations on the size of compensations and indemnifications paid to the members of the Auditing committee of the Company, approval of the conditions of **audit services** contract concluded with the **Company's** auditor, including definition of the size of payment for **audit** services";

- To state sub-item 18 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

  "18) Approval of the Provision on structural sub-divisions of the Company which are carrying out internal control functions, **advanced** approval of candidates for the post of its head and dismissal from the office **of the specified person by the Company's initiative**, and also consideration of other issues, on which decisions should be adopted by the Board of directors according to the Provision on the specified sub-division";

- To state sub-item 22 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

  "22) Determination (change) of functional units of organizational structure and basic functions of sub-divisions making up functional units of the Company's organizational structure (exclusive of the branches' structure and representation offices of the Company)";

- To state sub-item 24 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

  "24) Preliminary approval of candidates for the post of the heads of Branches and representation offices and dismissal **of the specified persons by the Company's initiative** from the office";

- To state sub-item 28 of item 13.4. of article 13 "The Company's Board of directors" in the wording:

  "28) Formation of collegial executive body (Management board), definition of the term of its powers, **appointment of the Management board members**, early termination of their powers";

- To state sub-item 34 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "34) Decision-making on the Company's participation (initial participation, termination of participation, **change of size or nominal cost of participation share, change of shares quantity or the face value of shares belonging to the Company**) in other organizations by purchase, sale or other carve-out of shares, stakes and/or parts of stakes, and also by making additional contributions into authorized capitals of other organizations";

- To state sub-item 36 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "36) Decision-making of the issues referred to the competence of general meetings of participants of **commercial organizations** of which the Company is the sole participant **having the right of vote at the general meeting of participants**";

- To add sub-item 42 of item 13.4. of article 13 "The Company's Board of directors" in the wording:
  "42) Advanced approval of involvement of outside specialists for value received in examination of the Company's activity conducted by the Auditing committee;
  Definition of the procedure of payment and other essential terms and conditions of participation of outside specialists involved for value received in the examination conducted by the Auditing committee";

- To consider sub-item 42 of item 13.4. of article 13 "The Company's board of directors" to be sub-item 43 of item 13.4. correspondingly;

- To state item 13.6. of article 13 "The Company's Board of directors" in the wording:
  "13.6. Decisions on the issues specified in sub-item 7, 9, 20 of item 13.4. of the present Charter are adopted unanimously by all the members of the Board of directors of the Company except for votes of retired members of the Board of directors of the Company.
  In the event if the unanimity of the members of the Board of directors of the Company on **the issue stipulated by sub-item 20** of item 13.4. of the present Charter is not achieved, **the specified issue may be ruled** by a resolution of the general meeting of shareholders. Herewith, **the resolution on it** is passed by the majority of votes of shareholders - owners of voting shares of the Company participating in the meeting.
  Decisions on the issues specified in sub-item 21 of item 13.4 of this Charter are adopted by the majority of votes of independent directors not related to transaction settlement.
  In case if all the members of the Company's Board of directors are recognized to be related persons and (or) are not independent directors, then the transaction may be approved by the resolution of the general meeting of stockholders by the majority of votes of all shareholders – owners of voting shares not related to the transaction.";

- To complement item 13.8. of article 13 "The Company's Board of directors" in the wording:
  "13.8. For the purposes of bringing the issue to the decision by the Board of directors, the issue being stipulated by sub-item 19 of item 13.4. of this Charter, the price of acquired or alienated property (works, services) is compared with the Company's balance sheet assets:
  - when acquiring the property – acquisition price inclusive of VAT and other outlay taxes and dues;
  - when alienating or possibility of alienation of property – alienation price exclusive of VAT and other outlay taxes and dues, defined by parties to transaction, or balance-sheet value of property – depending upon the fact what of these values will turn out to be more.";

- To consider items 13.8.-13.15. of article 13 "The Company's Board of directors" to be items 13.9.-13.16. correspondingly;
- To state sub-item 2 of item 14.4. of article 14 "The Company's Management board" in the wording:
  "2) Decision-making of issues related to the competence of supreme management bodies of non-commercial organizations where the Company is the sole promoter (participant), exclusive

of non-commercial organizations where the supreme management body is formed without participation of the promoter (participant)";

- To state sub-item 5 of item 14.4. of article 14 "The Company's Management board" in the wording:

"5) Preparation of materials and drafts of resolutions on the issues subject to consideration by the Board of directors, **exclusive of the issues stipulated by sub-items 24, 26, 27, 28, 31, 33 of item 13.4. of article 13 of this Charter, and also the issues initiated in accordance with Russian Federation legislation and the Company's Charter with reference of fixed dates of their consideration by the Board of directors making it impossible to consider preliminary such issues at the Company's Management board;**

Preparation of materials subject to consideration by the committees with the Board of directors";

- To state sub-item 13 of item 14.4. of article 14 "The Company's Management board" in the wording:

"13) Preliminary approval of candidates for the post of deputy managers, chief accountants of the branches and representation offices and discharge of the specified persons from the post **by the Company's initiative**";

- To state sub-item 18 of item 14.4. of article 14 "The Company's Management board" in the wording:

"18) Approval (change) of the Company's organizational structure, including the approval of functions of structural sub-divisions **(exclusive of the structure and functions of representation offices and structural sub-divisions of the branches located outside the addresses of the branches' locations)**";

- To state item 14.5. of article 14 "The Company's Management board" in the wording:

"14.5. The Company's Management board has the right to make also decisions on other issues of management of the current activity of the Company on the instructions of the Board of directors, **the proposals of the committees with the Board of directors** and the Company's General Director";

- To state item 14.6. of article 14 "The Company's Management board" in the wording:

"14.6. The procedure of convocation and holding of sessions of the Management board, and also the procedure of decision-making by the Management board are established by the Provision on the Management board of the Company approved by the general meeting of shareholders of the Company";

- To state item 14.7. of article 14 "The Company's Management board" in the wording:

"14.7. The rights, duties, and responsibility of the members of the Management board are defined by the contract concluded by each of them with the Company.

The contract's terms and conditions should stipulate the right of the Management board member for compensation of confirmed expenses related to his/her performance of functions of the Management board member and also the right to receive the remuneration the size and the procedure of payment of which is defined by the Company's internal document approved by the Company's Board of directors.

The contract is signed on behalf of the Company by the General Director of the Company".

APPROVED by
The annual General meeting of
OJSC "VolgaTelecom" stockholders

June 27, 2003.

Minutes № 3 of July 10, 2003.

The Chairman of the annual General meeting of
OJSC "VolgaTelecom" stockholders

____________________ V.F.Lyulin

PROVISION
On the procedure of holding a General meeting of stockholders of Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city

2003

The present Provision on the procedure of holding a general meeting of stockholders of Open Joint Stock company "VolgaTelecom" (OJSC "VolgaTelecom") (hereinafter – the Provision) according to the current legislation of Russian Federation and the Charter of Open Joint Stock company "VolgaTelecom" (hereinafter – the Company) defines the procedure of holding a general meeting of stockholders and other issues connected with preparation and carrying out of annual and extraordinary General meetings of the Company's stockholders.

1. THE GENERAL MEETING OF STOCKHOLDERS: KINDS, FORMS AND DATES.

1.1. The general meeting of stockholders is the supreme management body of the Company.

1.2. Once a year the Company is obliged to hold the annual General meeting of stockholders.
The following issues are to be resolved at the annual General meeting of stockholders:
The election of the Board of directors of the Company,
The election of the Auditing committee of the Company,
The approval of the candidacy of the Auditor of the Company,
Approval of annual reports, annual accounting statements, including profit and loss statements (profits/loss accounts) of the Company, and also distribution of profit, including payment (declaration) of dividends, and losses of the Company on the basis of the fiscal year results,
And also other issues referred to the competence of the General meeting of stockholders.

1.3. The General meetings of stockholders held besides the annual General meeting are extraordinary.

An extraordinary General meeting of stockholders is held following a decision of the Board of directors on the basis of its own initiative, the request of the Auditing committee of the Company, the Auditor of the Company, and also the stockholders (stockholder) who own at least 10 percent of voting shares of the Company as of the date of presentation of the request, and in accordance with the procedure stipulated by the present Provision.

1.4. The General meeting of stockholders may be held in the form of

an assembly - the joint presence of stockholders for the purpose of discussing the agenda issues and passing the resolutions on the issues put to vote,

an absentee voting.

The general meeting of stockholders may not be held in the form of an absentee voting if its agenda includes the issues of election of the Board of directors of the Company, election of the Auditing committee of the Company, the approval of the Auditor of the Company, and also the approval of annual reports, an annual accounting statements, including profit and loss statements (profit and losses accounts) of the Company, and also the issues of distribution of profit, including payment (declaration) of dividends, and losses of the Company on the basis of the fiscal year results.

1.5. The annual General meeting of stockholders is held not earlier than in four months and not later than six months after the termination of the fiscal year.

1.6. The extraordinary General meeting of stockholders which is convoked following the request of the Auditing committee of the Company, the Auditor of the Company or the stockholders (a stockholder) who own at least 10 percent of voting shares of the Company, is to be held in 40 days since the moment of presentation of the request to convene the extraordinary General meeting of stockholders.

1.7. The extraordinary General meeting of stockholders convened following the request of the Auditing committee of the Company, the Auditor of the Company or the stockholders (stockholder) who own at least 10 percent of voting shares of the Company, the agenda of which contains an issue of election of members of the Board of directors of the Company, should be held within 70 days since the moment of presentation of the request to convene the extraordinary General meeting of stockholders.

1.8. In the case when the number of members of the Board of directors of the Company is less than the quorum necessary for holding sessions of the Board of directors of the Company, the extraordinary General meeting of stockholders subject to convocation upon the decision of the Board of directors of the Company on its own initiative for the solution of the issue of election of the Board of directors of the Company, is to be held within 70 days since the moment of passing the resolution to convoke the meeting by the Board of directors of the Company.

1.9. Except for the case specified in item 1.8 of the present Provision, the extraordinary General meeting of stockholders subject to convocation upon a decision of the Board of directors of the Company on its own initiative for solving all issues of the competence of the General meeting of stockholders, including the issues:

- on early termination of office of the Board of directors of the Company and on the election of the Board of directors of the Company (in the case when the number of members of the Board of directors of the Company makes a quorum necessary for holding sessions of the Board of directors of the Company),
- on the election of the Board of directors of the Company (in the case when the Board of directors has not been elected for some reason),

is to be held in the term, defined by the Board of directors of the Company, with due account for the requirements of the current legislation and the Charter of the Company.

2. THE PROCEDURE OF INTRODUCING MOTIONS ABOUT INCLUDING ISSUES IN THE AGENDA OF THE ANNUAL GENERAL MEETING OF STOCKHOLDERS AND ABOUT NOMINATIONS TO THE MANAGEMENT BODIES OF THE COMPANY ELECTED BY THE GENERAL MEETING OF STOCKHOLDERS, AND PRESENTATION OF REQUESTS ABOUT CONVOCATION OF THE EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS.

2.1. Motions to include issues into the agenda of the annual General meeting of stockholders and motions on nominations to the bodies of the Company elected by the General meeting of stockholders may be submitted, and the requests of convoking an extraordinary General meeting are presented by means of:

sending them by post to the address (location) of the single executive body of the Company, indicated in the uniform state registry of legal entities;

delivery with receipt acknowledgment to the person performing functions of the single executive body of the Company, to the Chairman of the Board of directors of the Company, the Corporate secretary of the Company or to another person, authorized to receive the written correspondence addressed to the Company;

by fax.

2.2. A motion to include issues into the agenda of the annual General meeting of stockholders and motion on nomination to Company's bodies elected by the General meeting of stockholders, should contain the information stipulated by item 53 of Federal law "On joint stock companies". The request of convoking an extraordinary General meeting of stockholders should

contain the information stipulated by item 55 of Federal law "On joint stock companies". If a motion on nominations to the Company's bodies to be elected by the General meeting of stockholders is included into the request of convoking an extraordinary General meeting of stockholders, it is subject to regulation by the item 53 of Federal law "On joint stock companies".

2.3. A motion to the agenda of the annual General meeting of stockholders, a motion on nominations to the Company's bodies elected by the General meeting of stockholders, and the request of holding an extraordinary General meeting are considered to be received from those stockholders, who (whose representatives) signed them.

2.4. The voting share fraction belonging to a stockholder (stockholders), submitting a motion to the agenda of the annual General meeting of stockholders and/or effecting nomination to the bodies of the Company elected by the General meeting of stockholders, is defined as of the date of submission of such motion.

The voting share fraction belonging to a stockholder (stockholders), who requires the convocation of an extraordinary General meeting, is defined as of the date of presentation of such request.

2.5. If a motion to the agenda of the annual General meeting of stockholders, a motion on nominations to the bodies of the Company to be elected by the General meeting of stockholders, or the request of an extraordinary General meeting, is signed by the representative of the stockholder, the motion (the request) is to be supplied with the proxy (the duly authorized copy of the proxy), containing information about the person represented and the representative, which according to Federal law "On joint stock companies" should be contained in the proxy, executed in accordance with the requirements to preparation of a proxy established by Federal law "On joint stock companies".

2.6. If a motion to the agenda of the annual General meeting of stockholders, a motion on nominations to the bodies of the Company to be elected by the General meeting of stockholders, or the request of holding an extraordinary General meeting, is signed by a stockholder (his/her representative) whose rights on shares are accounted in a custody account of the depositary, the extract from the custody account of the stockholder in the depositary registering rights on the specified shares is to be attached to such a motion (request).

2.7. At the nomination to the Board of directors, the Auditing committee of the Company, the written consent of the nominee and the information on the nominee to be submitted at the preparation of the General meeting to the persons entitled to participate in the General meeting, may be attached to the motion.

2.8. If the motion to the agenda of the annual General meeting or motion on nomination to the bodies of the Company elected by the General meeting of stockholders is sent by post, the date of motion is the date specified in the impression of a date stamp, confirming the date of dispatch of the mail.

If the request of the extraordinary General meeting is sent by unregistered mail, the date of presentation of such request is the date specified in the impression of a date stamp, confirming the date of receipt of the mail, and if the request of the extraordinary General meeting is sent by registered mail - the date of delivery of the mail to the addressee with a receipt endorsement.

2.9. If the motion to the agenda of the annual General meeting, a motion on nomination to the bodies of the Company elected by the General meeting of stockholders, or the request of holding

an extraordinary General meeting is delivered with a receipt endorsement, the date of motion or of presentation of the request is the delivery date.

2.10. If the motion to the agenda of the annual General meeting, a motion on nominations to the bodies of the Company elected by the general meeting of stockholders or the request of holding an extraordinary General meeting is sent by facsimile, the date of motion or of presentation of the request is the date of reception of the facsimile message by the Company following the procedure stipulated by paragraph two of the present item.

The facsimile message containing the motion or the request, should be sent to the fax number of the Company and received by the Company within the limits of official time of a business day established in the Company. At the transmission of the facsimile message, the surname of the person sending the text, the date and the time of transmission, and also the surname of the person receiving it are to be indicated in the copy of the transmitted text. In addition, the person sending the text is obliged to request a confirmation of receipt of the text, and the person receiving the text is obliged to confirm its reception by sending a return facsimile message.

At the Company's receipt of the original of the motion or of the request sent by fax, the date of motion or presentation of the request is the date of reception of the facsimile message by the Company.

2.11. The Board of directors of the Company is obliged to consider the submitted motions to the agenda of the annual General meeting of stockholders or motions on nominations to the bodies of the Company elected by the General meeting of stockholders, and to pass appropriate resolutions not later than five days since the termination of the period established by the Charter of the Company for submittal of motions.

Motions to the agenda of the annual General meeting of stockholders or motions on nominations to the bodies of the Company to be elected by the General meeting of stockholders, received by the Company after the established period of consideration of motions are also considered by the Board of directors following the procedure stipulated by the current legislation.

2.12. Motions received by the Company to include issues into the agenda of the annual General meeting of stockholders, motions on nominations to the bodies of the Company to be elected by the General meeting of stockholders, and requests of convocation of an extraordinary General meeting of stockholders may be revoked by the persons who submitted the motions and presented the requests. Such revocation should be sent in any way stipulated by item 2.1 of the present Provision for submitting motions and for presentation of requests. In addition, the date of receipt of the revocation is the date of receipt of the mail by the Company, the date of its delivery, or the date of receipt of the fax by the Company.

3. PREPARATION FOR THE GENERAL MEETING OF STOCKHOLDERS

3.1. At the preparation for the General meeting of stockholders the Board of directors of the Company defines:

The form of the General meeting of stockholders;

The date, place and time of the General meeting of stockholders and the mailing address to which the filled ballots may be sent, or if the General meeting of stockholders is held in the form of an absentee voting, the deadline for the receipt of voting ballots and the mailing address to which the filled ballots should be sent;

Time of beginning of registration of the persons participating in the General meeting of stockholders;

Date of drawing up the list of the persons having the right to participate in the General meeting of stockholders;

The agenda of the General meeting of stockholders;

The type (types) of preferred shares, the owners of which have the vote on the issues of the agenda of the General meeting of stockholders;

The procedure of notification the stockholders of holding the General meeting of stockholders;

The list of information (materials) submitted to stockholders at the preparation of the General meeting of stockholders, and the procedure of its delivering;

The form and the text of a voting ballot.

3.2. The place of holding the General meeting of stockholders should be defined in the city where the Company is located, or in other locality in the territory of Russian Federation, where a branch or a representation office of the Company is located.

3.3. At the definition of the time of the General meeting of stockholders the number of the issues included in the agenda of the meeting should be taken into account. The time of the meeting may not be set earlier than at 9 a.m. and after 10 p.m. according to the local time.

3.4. At the definition of the beginning time of registration of the persons participating in the General meeting of stockholders, the number of persons included in the appropriate list should be taken into account.

3.5. At the approval of the agenda of the General meeting of stockholders, the Board of directors of the Company has the right to combine two and more issues of the competence of the General meeting of stockholders into one issue of the agenda of the meeting.

Combination of issues is allowed only if solution of one of such issues is impossible without the solution of the other related issues.

The following issues may not be combined:

issues solved by different voters;

issues requiring different number of votes of stockholders (owners of voting shares participating in the meeting) for passing the resolution.

4. NOTICE ON THE GENERAL MEETING OF STOCKHOLDERS.

4.1. The notice on the General meeting of stockholders is made not later than 20 days prior to, and the notice on the General meeting of stockholders the agenda of which contains an issue of reorganization of the Company - not later than 30 days before date of the meeting.

If the offered agenda of the extraordinary General meeting of stockholders contains an issue of election of the Board of directors of the Company, the notice on convoking an extraordinary General meeting of stockholders is made not later than 50 days before date of the meeting.

The notice on the General meeting of stockholders is made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the procedure defined by the Board of directors of the Company.

4.2. The notice on the General meeting of stockholders should specify:

Full brand name of the Company and the location of the Company;

The form of holding the General meeting of stockholders (assembly or an absentee voting);

The date, place and time of holding the General meeting of stockholders and the mailing address to which the filled ballots may be forwarded, or, in case if the General meeting of stockholders is held in the form of an absentee voting, the closing date of receipt of voting ballots and the mailing address to which the filled ballots should be sent;

Time of beginning of registration of the persons participating in the General meeting of stockholders (their representatives);

The date of drawing up the list of the persons having the right to participate in the General meeting of stockholders;

The agenda of the General meeting of stockholders;

The procedure of confirmation of their powers by representatives of the persons having the right of participation in the General meeting of stockholders;

The procedure of familiarization with the information (materials) subject to submittal to the persons having the right of participation in the General meeting, at the preparation of the General meeting, and the address (addresses) where it is possible to get familiarized with it (the address (location) of the single executive body of the Company, and also addresses of other places where the information (materials) will be presented.

4.3. If the agenda of the General meeting of stockholders contains issues the voting on which may result in occurrence of the right to require the purchase of shares by the Company, the notice to stockholders on such meeting, besides the information specified in item 4.2 of the present Provision, should contain the following information:

On the right of stockholders (owners of voting shares of the Company) to require the purchase of shares belonging to them by the Company, if they voted against or did not take part in voting on these issues;

On the price and the procedure of shares redemption.

4.4. If the agenda of the extraordinary General meeting of stockholders contains the issue of the election of the Board of directors, the notice to stockholders on such meeting, besides the information specified in item 4.2 of the present Provision, should contain the information on the procedure and dates of nominations to the Board of directors of the Company by the stockholders (stockholder) who in aggregate own at least 2 percent of voting shares of the Company.

4.5. Besides the information specified in items 4.2 - 4.4 of the present Provision, the notice on the General meeting of stockholders may contain other information on the procedure of stockholders' participation in the General meeting of stockholders.

5. QUORUM OF THE GENERAL MEETING OF STOCKHOLDERS. THE REPEATED GENERAL MEETING OF STOCKHOLDERS.

5.1. The General meeting of stockholders is competent (has quorum) if the stockholders possessing in aggregate more than half of votes of the placed voting shares of the Company have taken part in it.

The stockholders registered for participation in the General meeting of stockholders, and stockholders whose ballots are received not later than two days before the date of the General meeting of stockholders are considered to have taken part in it. Stockholders whose ballots are received before the closing date of receipt of ballots are considered to have taken part in the General meeting of stockholders held in the form of an absentee voting.

5.2. If there is no quorum necessary for holding the annual General meeting of stockholders, a repeated General meeting of stockholders with the same agenda should be held. The lack of quorum necessary for holding an extraordinary General meeting of stockholders, the repeated General meeting of stockholders with the same agenda may be held.

The repeated General meeting of stockholders is competent (has quorum) if the stockholders possessing in aggregate at least 30 percent of votes of placed voting shares of the Company, have taken part in it.

When holding a repeated General meeting of stockholders in less than 40 days after the failed General meeting of stockholders, the persons having the right of participation in the General meeting of stockholders, are defined according to the list of persons having the right of participation in the General meeting of stockholders which has failed.

5.3. On the basis of results of determination of the quorum on the agenda issues of the General meeting of stockholders, the Registrar of the Company performing the Counting commission's functions draws up a minutes of determination of the quorum, which is signed by the persons authorized by the Registrar.

If there is the necessary quorum for holding the General meeting of stockholders, the minutes of determination of the quorum is made not later than 15 days after closing the assembly or after the closing date of receipt of ballots in case of holding the meeting in the form of an absentee voting.

In case there is no quorum necessary for holding the General meeting of stockholders, the minutes of determination of the quorum is made not later than 15 days after the planned date of the meeting or after the planned closing date of receipt of ballots - if the failed meeting was to be held in the form of an absentee voting.

6. PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS.

6.1. If the agenda of the General meeting of stockholders includes issues, voting on which is carried out by different groups of voters, the definition of quorums to solve these issues is carried out separately. In addition, the lack of quorum to solve the issues, voting on which is carried out by one group of voters, does not prevent the settlement of issues, voting on which is carried out by other group of voters, for resolution of which there is the quorum.

6.2. The issues of competence of the General meeting of stockholders, for the voting on which the voters are defined separately, are the following:

1) Election of members of the Auditing committee and the early termination of office;

2) Approval of related party transactions;

3) Release of the person, who independently or together with affiliated persons has acquired 30 or more percent of the placed common shares of the Company, from the duty of purchasing the shares of other stockholders of the Company;

4) Reorganization of the Company;

5) Liquidation of the Company, appointment of the Liquidation commission and approval of intermediate and final liquidation balance-sheet;

6) Introduction of amendments and additions to the Charter of the Company limiting the rights of stockholders - owners of preferred shares of a specific type, including cases of definition or increase of the dividend size and (or) cases of definition or increase of the disposal value, paid on preferred shares of the prior lineup, and also granting to stockholders- owners of preferred shares of other type of privileges in the sequence of payment of the dividend and (or) of the disposal value of shares.

6.3. Stockholders, owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders, except for the members of the Board of directors of the Company or persons holding posts in management bodies of the Company, possess a vote at the General meeting of stockholders on the issue specified in sub-item 1 of item 6.2 of the present Provision.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 2 of item 6.2 of the present Provision belongs to the stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting, not interested in settlement of the transaction.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 3 of item 6.2 of the present Provision belongs to the stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders, except for the person who has independently acquired 30 or more percent of the placed common shares of the Company, and his affiliated persons.

The stockholders - owners of common shares of the Company and the stockholders - owners of preferred shares of the Company of each type possess the right to vote on the issues specified in sub-item 4.5 of item 6.2 of the present Provision.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 6 of item 6.2 of the present Provision belongs to the stockholders- owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders and the stockholders, owners of preferred shares of the Company of each type, if the rights granted by the preferred shares may be limited.

6.4. The group voting on issues of the agenda of the General meeting of stockholders is defined as of the date of drawing up the list of persons having the right of participation at the General meeting of stockholders.

6.5. If definition of the quorum for different issues of the agenda of the meeting is to be carried out separately, the information on presence (lack) of the quorum for each of such issues is specified in the minutes of determination of the quorum.

7. THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS.

7.1. The Chairman of the General meeting of stockholders is the person defined by the Charter of the Company. The Chairman of the General meeting of stockholders conducts the meeting, including

1) Declares opening and closing of the meeting,
2) Announces the persons presenting the information on the issues of the agenda,
3) Supervises the course of discussion of the agenda,
4) Performs other functions stipulated by the present Provision.

7.2. For holding the General meeting of stockholders in the form of an assembly, the Presidium of the General meeting of stockholders may be formed following the decision of the Chairman of the meeting.

The Chairman and the members of the Presidium of the assembly jointly conduct the General meeting of stockholders and perform the functions stipulated by sub-items 1 - 3 of item 7.1 of the present Provision.

7.3. In case if at the extraordinary General meeting held following a decision of bodies and persons entitled to request for the convocation of the extraordinary General meeting, there is no

person presiding over the General meeting according to the Charter of the Company the Chairman of the General meeting is the person (his/her representative) who adopted the decision of holding an extraordinary General meeting, or if the decision on holding an extraordinary General meeting is adopted by several persons or members of a joint body then the meeting's Chairman is one of them elected by their decision.

7.4. A Secretary (Secretariat) of the General meeting of stockholders is appointed by the Chairman of the General meeting of stockholders for taking the minutes of the General meeting of stockholders.

7.5. If a Corporate secretary of the Company is appointed in the Company, the Corporate secretary, as the secretary of the General meeting of stockholders, carries out the following functions:

1) taking necessary actions for preparation and holding of the General meeting of stockholders according to the requirements of the legislation, the Charter and other internal documents of the Company on the basis of the resolution on holding the general meeting of stockholders passed by the Board of directors of the Company or other bodies and persons according to the requirements of the legislation and the Charter of the Company;

2) preparation of instructions for the Registrar of the Company about drawing up the list of persons having the right of participation in the General meeting of stockholders, and the list of persons entitled to collect dividends on shares;

3) compiling materials to be presented to the General meeting of stockholders, providing access to them, authentication and delivering copies of the documents at the request of the persons having the right to participate in the General meeting of stockholders;

4) notice on the General meeting of stockholders to all members of management and control bodies of the Company;

5) collection of the filled voting ballots received by the Company to addresses defined for their receipt, and duly transfer of such ballots to the Registrar of the Company performing the Counting Commission's functions;

6) answering questions of participants of the General meeting concerning the procedure of holding the meeting and connected with the application of the present Provision and observance of the requirements of the current legislation, and also taking actions for settlement of conflicts related to the procedure of preparation and holding of the general meeting of stockholders;

7) the organization of keeping the minutes of the General meeting of stockholders.

If the Corporate secretary is not appointed or absent at the General meeting of stockholders or in specific moment of its preparation, the specified functions are performed by the Secretary of the assembly and/or other persons of the Company.

7.6. The functions of the Company's Counting commission are performed by the Registrar of the Company. In addition, the Registrar of the Company checks the powers of the persons participating in the General meeting of stockholders and registers them, defines the quorum of the General meeting of stockholders, clears up the questions arising in connection with exercising by stockholders (their representatives) of their right to vote in the General meeting, explains the procedure of voting on issues put to vote, ensures observance of the established voting procedure and of the rights of stockholders to participate in voting, counts the votes and summarizes the voting, draws up the minutes on results of voting, transfers the voting ballots to the archive, performs other functions stipulated by the present Provision.

When carrying out the functions of the Counting Committee, the Registrar of the Company has the right:

- To keep registers and other journals of any kind at his/her own discretion;
- To define forms of the minutes by himself/herself in compliance with the requirements of current legislation and the present Provision.

8. THE PROCEDURE OF THE GENERAL MEETING OF STOCKHOLDERS AND VOTING ON ISSUES OF THE AGENDA OF THE GENERAL MEETING OF STOCKHOLDERS HELD IN THE FORM OF AN ASSEMBLY (JOINT PRESENCE OF STOCKHOLDERS FOR DISCUSSION OF ISSUES OF THE AGENDA AND PASSING THE RESOLUTIONS ON THE ISSUES PUT TO VOTE).

8.1. Registration for participation in the General meeting is obligatory for persons (their representatives), included in the list of persons having the right of participation in the General meeting, except for persons (their representatives) whose ballots are received not later than two days before the date of the assembly. The persons (representatives) having the right of participation in the assembly whose ballots are received not later than two days before the date of the assembly, have the right to be present at the assembly.

If before registration of the representative of the person having the right to participate in the assembly, the Company or the Registrar performing the Counting committee's functions, receives the notice on replacement (revocation) of the representative, the person entitled to participate in the assembly (including the new representative acting on the basis of the proxy) is subject to registration for participation in the assembly.

The acquirers of the shares transferred after the date of drawing up the list of persons entitled to participate in the assembly, are subject to registration for participation in the assembly if the person included in the list of persons entitled to participate in the assembly has issued proxies to the acquirers.

8.2. The General meeting held in form of an assembly, is opened, if by the time of beginning of the meeting there is a quorum at least for one of the issues included in the agenda of the General meeting. Registration of the persons entitled to participate in the General meeting, who have not registered for participation in the General meeting before its opening, terminates at the moment of the end of discussion of the last issue of the agenda of the General meeting for which there is a quorum.

8.3. If by the time of beginning of the General meeting of stockholders there is quorum for none of the issues included in the agenda, the Registrar performing the Counting Commission's functions notifies the Chairman of the General meeting of stockholders of the fact. The Chairman of the assembly decides upon the term of postponing the opening of the General meeting of stockholders. In addition the opening of the General meeting of stockholders may not be postponed for more than 2 hours.

In case of postponement of the opening of the General meeting of stockholders, the actual opening time of the assembly is to be reflected in the minutes of the General meeting of stockholders.

8.4. Consideration of issues at the General meeting of stockholders is effected according to the sequence defined by the approved agenda.

The sequence of consideration of issues may be changed following the decision of the Chairman of the assembly.

8.5. Discussion of issues included in the agenda of the General meeting of stockholders consists in presentation of information on the agenda issues to the persons participating in the assembly and in giving them (if required) explanations of the agenda issues and of the submitted information.

Discussion of the agenda issues of the assembly is effected following the procedure defined by items 8.6 - 8.9 of the present Provision.

8.6. The information on the discussed issue of the agenda is presented in the form of reports (notes) to the persons participating in the assembly

by speakers appointed by the Chairman of the assembly;

by persons (their representatives) participating in the assembly, who declared their intention to present additional information on the agenda issues in a special application.

Such applications should be submitted in written form to the Chairman of the General meeting of stockholders prior to the beginning of consideration of the appropriate agenda issue. The name (title) of the person, the formulation of the agenda issue on which the information is presented, the time necessary for the speaker, the number of votes the person uses for voting on the discussed issue of the assembly agenda are to be specified in the application.

8.7. Each person (representative) participating in the assembly, has the right to apply for explanation of any issue of the assembly agenda and of the information submitted on the issue, to the Chairman of the assembly, to the members of the Presidium of the assembly or to the person (persons) who has submitted the information. Such application should be sent in written form to the Chairman of the General meeting of stockholders prior to the beginning of discussion of the following issue of the assembly agenda, and contain the indication of the name (title) of the person participating in the assembly, number of votes the person uses for voting on the discussed issue of the assembly agenda.

Each duly made written application should be considered at the assembly.

If, in the opinion of the Chairman of the assembly, a member of the Presidium of the assembly or the person (persons) who has presented the information, it is not possible to give an exhaustive explanation immediately, or if the person (representative) participating in the assembly requires a written explanation of the issue he/she is interested in, such written explanation should be sent to the applicant not later than 10 days after closing the General meeting of stockholders. The written explanation may be given only in case of appropriate execution of the application according to paragraph 1 of the present item.

8.8. The time of reports (notes) on the issues of the assembly agenda and the time for explanations concerning the submitted applications is defined by the Chairman of the assembly. In addition:

- the speaker appointed by the Chairman of the assembly gets from 10 to 45 minutes for his/her speech at the meeting;

- the person (his/her representative), participating in the assembly and presenting additional information on the agenda issue is given at least 5 minutes for his/her speech;

- the person giving the explanation of the submitted application, is given at least 10 minutes for his/her speech.

The time defined by the Chairman of the assembly for a speech may be used by the speaker in part.

The Chairman of the assembly has no right to make comments on a speech, to interrupt the speaker, except for cases if the speaker violates the procedure of the assembly stipulated by the present Provision.

8.9. The Chairman of the assembly defines the necessity of breaks and their duration at the General meeting of stockholders.

The break during the General meeting of stockholders may not be announced during the discussion of an agenda issue.

8.10. The persons (their representatives) registered for participation in the General meeting of stockholders are provided with the opportunity to vote on the agenda issues of the assembly at any time from the moment of opening the assembly till the moment of termination of voting time defined according to item 8.11 of the present Provision and the beginning of calculation of votes on the agenda issues of the assembly.

8.11. After discussion of the last agenda issue of the General meeting of stockholders for which there is a quorum, the Chairman of the assembly gives additional time – at least 30 minutes for voting on the agenda issues of the assembly.

8.12. The results of voting and resolutions passed by the General meeting may be:

1) announced at the General meeting of stockholders

or

2) reported to the persons having the right of participation in the assembly, in accordance with established procedure.

8.13. The General meeting of stockholders is closed

1) at the moment when all resolutions passed by the assembly during the meeting, and the results of voting, in case stipulated by sub-item 1 of item 8.12 of the present Provision, are announced,

or

2) at the moment of the expiration of time given for voting on the issues of the agenda according to item 8.11 of the present Provision, in case stipulated by sub-item 2 of item 8.12 of the present Provision.

The General meeting by the moment of opening of which, there was a quorum only for specific issues of the agenda, may not be closed, if, by the moment of the termination of registration, persons whose registration provides a quorum for passing resolutions on other issues of the agenda of the General meeting, got registered.

9. THE VOTING BALLOT OF THE GENERAL MEETING OF STOCKHOLDERS.

9.1. Voting on issues of the agenda of the General meeting of stockholders is effected only by voting ballots.

The voting ballot should be forwarded or handed over with a receipt endorsement to each person specified in the list of persons entitled to participate in the General meeting of stockholders not later than 20 days prior to the date of the General meeting of stockholders. The voting ballot is sent by registered mail.

At the request of the persons registered for participation in the General meeting held in the form of an assembly, whose ballots are not received by the Company or are received later than two

days prior to date of the assembly, only voting ballots with a mark of the repeated receipt may be given to them.

If during the General meeting of stockholders in the form of an assembly, the Company or the Registrar performing the Counting Commission's functions, receives from a person entitled to participate in the assembly, a notice on replacement (revocation) of his/her representative before registration of the representative, whose authorities are to be terminated, the person having the right of participation in the assembly (including the new representative acting on the basis of a proxy) must be given voting ballots.

At the General meeting of stockholders held in the form of an assembly, the acquirers of the shares transferred after the date of drawing up the list of persons entitled to participate in the assembly, who got registered for participation in the assembly, are to be given voting ballots, only if the person included in the list of persons entitled to participate in the assembly issued proxies to the acquirers.

When the General meeting of stockholders is held in the form of an absentee voting, the acquirers of shares transferred after the date of drawing up the list of persons entitled to participate in the meeting, should be given voting ballots, if the person included in the list issued proxies to the acquirers in respect of the specified shares, only in case of their application:

- to the Company, if the forwarding (delivery) of voting ballots is effected by the Company itself,

or

- to the Registrar of the Company, if the forwarding (delivery) of voting ballots is effected by the Registrar under the contract concluded with the Company.

9.2. The voting ballot should contain:

1) full brand name of the Company and the location of the Company;

2) the form of the General meeting of stockholders (assembly or an absentee voting);

3) the date, place and time of the General meeting of stockholders and the mailing address to which the filled ballots may be sent, or in case of the General meeting of stockholders in the form of an absentee voting, the closing date of receipt of voting ballots and the mailing address to which the filled ballots should be forwarded;

4) wording of resolutions on each issue (name of each nominee), the voting on which is effected by the specified ballot;

5) voting options of each issue of the agenda, expressed by wording "For", "Against" or "Abstain" and the blocks opposite of each voting option for putting the number of votes given for each voting option, and in the case when the ballot is used for cumulative voting on the issue of election of the members of the Board of directors, also:

- the instruction that the election of the members of the Board of directors of the Company is effected by cumulative voting, and the clarification of the essence of cumulative voting,

- a block for putting down opposite the name of each nominee of the number of votes, given for the nominee by the person participating in the meeting, who chose the voting option "For",

- an explanation that the fractional part of a vote - the result of multiplication of the poll, belonging to the stockholder- owner of a fractional share, by the number of persons to be elected to the Board of directors of the Company, may be given only for one nominee;

6) a mention that the voting ballot should be signed by the stockholder;

7) explanations that:

the voter has the right to choose only one voting option, except for cases of voting according to instructions of persons who acquired the shares after the date of drawing up the list of persons entitled to participate in the meeting, or according to instructions of owners of depositary securities;

if there are more than one voting option left in the ballot, in the blocks for putting down the number of votes, given for each of voting options, the poll of appropriate voting option is to be specified, and the mark is to be made that the voting is carried out according to instructions of acquirers of the shares transferred after the date of drawing up the list of persons entitled to participate in the meeting, and (or) according to instructions of the owners of depositary securities;

when voting by proxy, issued in respect of the shares transferred after the date of drawing up the list of persons entitled to participate in the General meeting, the voter should specify the number of votes given for a voting option in the appropriate block for putting down the number of votes opposite the chosen voting option, and should make a mark that the voting is effected by a proxy issued in respect of the shares transferred after the date of drawing up the list of persons entitled to participate in the General meeting;

if after the date of drawing up the list of persons entitled to participate in the meeting, a part of shares is transferred, and the acquirer is issued the proxy in respect of the transferred shares, or the voter is given the acquirer's instructions concerning the voting, the voter should specify the poll given for his voting option in the block for putting down the poll opposite the chosen voting option, and make a mark that a part of shares is transferred after the date of drawing up the list of persons having the right of participation in the meeting. If the instructions in respect of shares transferred after the date of drawing up the list of persons entitled to participate in the meeting are got and if they coincide with the option chosen by the voter, these votes are summed up.

Besides, the ballot may also specify:

1) the wording of each issue put for voting, and the sequence of its consideration;

2) the way of marking the chosen voting option;

3) the surname, name and patronymic of the person having the right of participation in the General meeting of stockholders;

4) the number of votes which the person entitled to participate in the General meeting of stockholders may use for voting, on each issue of the agenda of the meeting;

5) blocks for marking by the persons who have specified the number of votes given for the chosen voting option, of the following:

- the voting is carried out according to instructions of acquirers of the shares transferred after the date of drawing up the list of persons, having the right of participation in the meeting,

- the voting is carried out according to instructions of owners of depositary securities;

- the voting is carried out by proxy issued in respect of the shares transferred after the date of drawing up the list of persons having the right of participation in the assembly;

- a part of shares is transferred after the date of drawing up the list of persons having the right of participation in the assembly;

6) other information determined by the Board of directors of the Company.

The voting ballot should not contain two or more issues of the agenda of the General meeting of stockholders if the voting on these issues is carried out by different groups of voters.

9.3. The following ballots are invalid:

1) voting ballots in which the voter left more than one voting option, except for cases when the voting is carried out according to instructions of persons who acquired shares after the date of drawing up the list of persons entitled to participate in the assembly, or according to instructions of owners of depositary securities;

2) the voting ballots received by the Company signed by the representative, acting on the basis of the proxy for voting, in case of receipt by the Company or the Registrar, performing the Counting Commission's functions, of the notice on replacement (revocation) of this representative not later than two days prior to the date of the General meeting;

3) if there are found two or more filled ballots of one person with different voting options of the same voter on one issue of the agenda of the General meeting, except the cases when the voting ballots are signed by the person who issued the proxy in respect of shares transferred after the date of drawing up the list of persons entitled to participate in the meeting, and (or) by persons acting on the basis of such proxies in which the blocks for putting down the number of votes given for each of the voting options, the number of votes given for specified voting options is specified, and contain the appropriate marks stipulated by item 9.2 of the present Provision;

4) the voting ballot for election of the members of the Auditing committee of the Company in which the voting option "For" is chosen for a bigger number of nominees than the number of persons to be elected for the Auditing committee of the Company, except for the cases when the voting ballots are signed by the person who is carrying out voting on shares, transferred after the date of drawing up the list of persons having the right of participation in the meeting, according to the instructions received from acquirers of such shares, and (or) by the person who is carrying out voting with shares, circulating outside Russian Federation in the form of depositary securities, according to the instructions received from owners of depositary securities, and the proper marks stipulated by item 9.2 of the present Provision are made.

9.4. If the voting ballot contains several issues put to voting, the invalidation of the ballot in respect of one or several issues does not result in the invalidation of the entire voting ballot.

9.5. The votes indicated in the invalidated voting ballot in respect of one, several or all issues put for voting, if the voting on these issues is effected by the specified ballot, are not taken into account at summarizing the votes on the issues in respect of which the specified ballot is considered to be invalid. The invalidation of a voting ballot in respect of voting with this ballot on one, several or all issues is not the ground for eliminating the votes by the specified ballot at the definition of the quorum.

10. EXPENSES FOR PREPARATION AND HOLDING THE GENERAL MEETING OF STOCKHOLDERS.

10.1. The list of expenses for preparation and holding the annual General meeting of stockholders and the extraordinary General meeting of stockholders held following the resolution of the Board of directors of the Company on the basis of its own initiative, the request of the Auditing committee of the Company, the Auditor of the Company, and also the stockholders (stockholder), owners of at least 10 percent of voting shares of the Company as of the date of presentation of the request, is made and approved by the Management board of the Company.

10.2. In case if the Board of directors of the Company failed to pass the resolution on the convocation of the extraordinary General meeting of stockholders in due time, or the resolution on the refusal of the convocation is passed, and the extraordinary General meeting of stockholders is convened by bodies and persons requiring its convocation, and the General meeting of stockholders passed the resolution on reimbursement by the Company of expenses for preparation and convocation of an extraordinary General meeting of stockholders, only documentary confirmed expenses made by bodies and persons authorized to convene and hold an extraordinary General meeting of stockholders, are subject to compensation.

11. THE PROCEDURE OF APPROVAL OF THE PROVISION AND INTRODUCTION OF MODIFICATIONS AND AMENDMENTS.

11.1. The present Provision is approved by the General meeting of stockholders by the majority of votes of stockholders, owners of voting shares of the Company participating in the meeting.

11.2. The present Provision may be amended and modified by the General meeting of stockholders by the majority of votes of stockholders, owners of voting shares of the Company participating in the meeting.

11.3. If, as a result of modification of legislation of Russian Federation or the Charter of the Company, specific articles of the present Provision contradict them, the Provision is applied only in part which does not contradict the current legislation and the Charter of the Company.

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" stockholders

June 28, 2005

Minutes № 5 of June 30, 2005.

The chairman of annual general
meeting of stockholders
____________________S.V. Omelchenko

Changes to the Provision on the procedure of holding the general meeting of stockholders of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city,
2005

- To state item 4.1. of article 4 "NOTICE ON HOLDING GENERAL MEETING OF STOCKHOLDERS" in the wording: "4.1. The notice on holding general meeting of stockholders should be made public not later than 30 days prior to the date of its holding.

In case if the offered agenda of an extraordinary general meeting of stockholders contains the issue of election of the Company's Board of directors, then the notice on holding the extraordinary general meeting of stockholders should be made public not later than 50 days prior to the date of its holding.

In case, if an extraordinary general meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary general meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

The notice on holding general meeting of stockholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the procedure defined by the Board of directors of the Company."

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 26, 2006.

Minutes № 6 of June 27, 2006

Chairman of the annual general meeting of shareholders
________________________S.V. Omelchenko

Changes and addenda to the Provision on the procedure of holding the general meeting of stockholders of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 6.2. of article 6 "PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.2. The issues of competence of the General meeting of stockholders, for the voting on which the voters are defined separately, are the following:

1) Election of members of the Auditing committee and the early termination of office;

2) Taking the decision on the approval of related party transactions;

3) Reorganization of the Company;

4) Liquidation of the Company, appointment of the Liquidation commission and approval of intermediate and final liquidation balance-sheets;

5) Introduction of amendments and additions to the Charter of the Company limiting the rights of stockholders - owners of preferred shares of a specific type, including cases of definition or increase of the dividend size and (or) cases of definition or increase of the disposal value, paid on preferred shares of the prior lineup, and also granting to stockholders - owners of preferred shares of other type of privileges in the sequence of payment of the dividend and (or) of the disposal value of shares."

- To state item 6.3. of article 6 "PERSONS VOTING IN THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"6.3. Stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting of stockholders, except for the members of the Board of directors of the Company or persons holding posts in management bodies of the Company, have the vote at the General meeting of stockholders on the issue specified in sub-item 1 of item 6.2 of the present Provision.

The right to vote at the General meeting of stockholders on the issue specified in sub-item 2 of item 6.2 of the present Provision belongs to the stockholders - owners of shares of the Company voting on all issues of the competence of the General meeting, not interested in settlement of the transaction.

The stockholders - owners of the Company's ordinary shares and the stockholders – owners of the Company's preferred shares of each type have the right to vote at the General meeting of stockholders on the issue specified in sub-items 3, 4 of item 6.2 of the present Provision.

The stockholders – owners of the Company's shares voting on all the issues of competence of the General meeting of stockholders and the stockholders – owners of the Company's preferred shares of each type, the shares rights being limited, have the right to vote at the General meeting of stockholders on the issue specified in sub-item 5 of item 6.2 of the present Provision."

- To state item 7.4. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.4. The Company's Corporate secretary performs the functions of the secretary of the General meeting of stockholders";

- To state item 7.5. of article 7 "THE BODIES FORMED FOR THE GENERAL MEETING OF STOCKHOLDERS" in the wording:

"7.5. The secretary of the General meeting of stockholders:

- informs the participants of the General meeting of stockholders on the issues related to the procedure of its holding, takes measures to settle the conflicts related to the procedure of preparation and holding of the General meeting of stockholders;

- keeps the minutes of the General meetings of stockholders;

- organizes the informing of persons/entities included into the list of persons/entities having the right to participate in the General meeting of stockholders on the results of voting at the General meeting of stockholders.

The functions of the secretary of the General meeting of stockholders and other functions of organizing the preparation and holding of General meetings of stockholders as envisaged by this item are performed by the Company's Corporate secretary in accordance with the Provision on the Corporate secretary and the Back office of the Company's Corporate secretary."

APPROVED by
Joint (extraordinary) general meeting
Of OJSC "VolgaTelecom" shareholders
March 26, 2003

Minutes № 2 of March 27, 2003.
The Chairman of the joint (extraordinary)
General meeting of shareholders
________________ V.F. Lyulin

PROVISION ON THE BOARD OF DIRECTORS

Of Open Joint Stock Company
"VolgaTelecom"
(OJSC "VolgaTelecom")

New wording

Nizhny Novgorod city
2003

1. GENERAL PROVISIONS

1.1. The present Provision on the Board of directors (hereinafter the Provision) according to the Civil Code of Russian Federation, Federal Law "On joint stock companies" and the Charter of Open Joint Stock Company "VolgaTelecom" (hereinafter the Company) defines the procedure of convocation and sessions of the Board of directors, the size and procedure of payment of remunerations and compensations to the members of Board of directors of the Company.

1.2. The Board of directors is the joint management body of the Company which is carrying out the general management of its activity, except for the decision on the issues attributed by federal laws and the Charter of the Company to the competence of general meeting of shareholders of the Company.

2. THE PURPOSES AND PRINCIPLES OF ACTIVITY OF THE BOARD OF DIRECTORS

2.1. The purposes of activity of the Board of directors are the maximisation of profits and increase of the Company's assets, protection of the rights and legitimate interests of shareholders, ensuring of completeness, reliability and objectivity of the public information on the Company.

2.2. For realization of the purposes of activity, the Board of directors is to be guided by the following principles:

- Decision-making on the basis of trustworthy information about the activity of the Company;
- Elimination of limitations of the rights of shareholders of participation in an administrative office of the Company, reception of dividends and information on the Company;
- Achievement of balance of interests of various groups of shareholders and adoption of most objective decisions by the Board of directors in the interests of all shareholders of the Company.

3. RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, DUE PROCEDURE OF THEIR REALIZATION

3.1. A member of the Board of directors has the right:

3.1.1. To demand from officials of the Company any information on the activity of the Company, and also the documents stipulated by an item 89 of

Federal law "On joint stock companies", following the procedure stipulated by the Provision;

3.1.2. To receive compensation for performance of the duties and indemnification of the charges connected to performance of functions of a member of the Board of directors of the Company, in cases and the size, stipulated by the present Provision;

3.1.3. To demand entering into session minutes of the Board of directors his (her) special opinion on issues of the agenda and adopted decisions.

3.2. A member of the Board of directors is obliged:

3.2.1. To be loyal to the Company, i.e. to abstain from using his (her) position in the Company in interests of other persons;

3.2.2. To operate within the limits of the rights according to the purposes and principles of activity of the Board of directors;

3.2.3. To operate reasonably with all honesty in all the matters regarding the Company;

3.2.4. Not to disclose the confidential information on the Company's activity known him;

3.2.5. To initiate sessions of the Board of directors for decision-making on urgent issues;

3.2.6. To participate in decision-making of the Board of directors by voting on issues of the agenda of its sessions;

3.2.7. To adopt reasonable decisions after studying all necessary information (materials);

3.2.8. To estimate risks and adverse consequences at decision-making;

3.2.9. To inform the Company on his (her) affiliation status and its changes in due time;

3.2.10. To notify the Board of directors about prospective transactions in fulfilment of which he may be recognized to be interested.

3.3. The activity of a member of the Board of directors is continuous and is not limited to participation in the Board of directors' decision-making.

3.4. The Company is obliged to provide access to the information and the documents, stipulated in item 3.1.1 of the present Provision on demand of a member of the Board of directors, expressed in oral or written form,.

The required information and documents should be given for familiarization to a member of the Board of directors within five days from the date of presentation of the corresponding requirement.

The Company is obliged on demand of a member of the Board of directors to give him (her) copies of documents necessary for him (her).

4. THE CHAIRMAN OF THE BOARD OF DIRECTORS

4.1. The Chairman of the Board of directors is selected by the members of the Board of directors from their number at the first session by the majority of

votes of members of the Board of directors of the Company, participating in the session.

4.2. The person who is carrying out the functions of a single executive agency of the Company, cannot be simultaneously the Chairman of the Board of directors.

4.3. The Board of directors has the right to re-elect the Chairman of the Board of directors at any time.

4.4. Members of the Board of directors have the right to elect the deputy to the Chairman. In case of absence of the Chairman of the Board of directors of the Company, all his functions (including the right to sign documents) shall be carried out by his deputy, and in case of absence of the latter, by one of the members of the Board of directors following the decision of the Board of directors of the Company, adopted by the majority of votes of its members participating in the session.

4.5. The Chairman of the Board of directors organizes the activity of the Board of directors, convokes its sessions and presides over them, organizes taking of the minutes of its sessions.

4.6. The Chairman of the Board of directors has no right to charge other persons with performance of his functions.

5. SECRETARY OF THE BOARD OF DIRECTORS

5.1. The Secretary of the Board of directors is appointed by the members of the Board of directors at the first session by the majority of votes of the members of the Board of directors participating in the session.

5.2. The Board of directors has the right to terminate the powers of the Secretary of the Board of directors and to appoint a new Secretary of the Board of directors.

5.3. In case of absence of the Secretary of the Board of directors, the performance of his (her) duties is assigned to another person by the majority of votes of the members of the Board of directors participating in the session.

In case of appointment of a Corporate secretary of the Company following a decision of the Board of directors, the functions of the Secretary of the Board of directors shall be executed by the Corporate secretary of the Company.

5.4. The Secretary of the Board of directors has the right:

5.4.1. To demand from officials of the Company the information and the documents necessary for preparation of materials concerning the agenda issues of sessions of the Board of directors;

5.4.2. To receive compensation for performance of duties and indemnification of the charges connected to performance of functions of the Secretary of the Board of directors, in size and in compliance with the procedure defined by the decision of the Board of directors;

5.4.3. To authenticate copies and extracts from the minutes of sessions of the Board of directors and other documents approved by the Board of directors.

5.5. The Secretary of the Board of directors is obliged:

5.5.1. To take and record minutes of sessions of the Board of directors;

5.5.2. To keep account and store the incoming documentation and copies of the outgoing documentation of the Board of directors;

5.5.3. To inform the members of the Board of directors about the sessions of the Board of directors following the due procedure and the terms established by the present Provision;

5.5.4. To send out the materials to the members of the Board of directors necessary for consideration of issues of the agenda of the Board of directors sessions, in the due procedure and the terms established by the present Provision;

5.5.5. To carry out other functions, stipulated by the present Provision.

6. BOARD OF DIRECTORS SESSION

6.1. Sessions of the Board of directors may be carried out in the form of joint presence (including conference call) or in the form of absentee voting.

6.2. Sessions of the Board of directors should be held on a regular basis according to the work plan approved in the session of the Board of directors. In case of need the Board of directors examines the issues not included in the work plan.

6.3. A session of the Board of directors is convoked by the Chairman of the Board of directors following his own initiative, on demand of a member of the Board of directors, the Auditing committee, the auditor of the Company, a single or joint agency of the Company, and also on demand of the shareholders (shareholder) owning in aggregate at least 5 percent of voting shares of the Company.

6.4. The requirement about convocation of a session of the Board of directors should contain the following information:

6.4.1. The name of the initiator of convocation or the name of the body or a legal entity that made the requirement;

6.4.2. In case if the requirement about its convocation is submitted by a shareholder, the amount and category (type) of shares owned by him;

6.4.3. The form of session (joint presence or absentee voting);

6.4.4. Date of the session in the form of joint presence, or, in case of a session in the form of absentee voting, the acceptance closing date for submission of written opinions of the members of the Board of directors on the agenda issues;

6.4.5. The session agenda;

6.4.6. The list of information (materials), provided to the members of the Board of directors for the session.

Besides, the requirement about convocation of a session of the Board of directors may contain the following information:

6.4.7. Time and place of holding the session (in case a session is in the form of joint presence);

6.4.8. Drafts of decisions on the agenda issues;

6.4.9. Other information at the discretion of the initiator of convocation of the session.

6.5. The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 days prior to the session.

If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of providing the notice and the necessary materials should be reduced.

In case if an issue concerning the budget of the Company is included in the agenda (including its approval, the notice about convocation of a session of the Board of directors and materials necessary for consideration of the specified issue shall be sent out to the members of the Board of directors in time not less than 20 days prior to the of session in the form of joint presence (the deadline for acceptance of written opinions of the members of the Board of directors on the agenda issues).

All the above-stated terms may be also reduced in case of need of an emergency decision of some issues, if no member of Board of directors has any objections.

The notice about the session is sent to members of the Board of directors in writing or other form convenient for them (including by post, cable, teletype, telephone, electronic or other communication means).

The notice about the session should contain the information specified in items 6.4.3.- 6.4.8 of the present Provision, and also the address at which members of the Board of directors can submit their written opinion.

If there are circumstances making the session of the Board of directors impossible or complicated in the place and (or) during the time on which the members of the Board of directors were notified, the session with the planned agenda may take place at another location and (or) at other time.

All members of the Board of directors should be notified about the change of the place and (or) time of the session of the Board of directors taking into consideration the necessary time for arrival of the members of the Board of directors to the session. The notice about the specified changes shall be sent to the members of the Board of directors in any form that guarantees the reception of the notice by a member of the Board of directors at the address of location of a member of the Board of directors or at the address of correspondence reception.

Without a preliminary dispatch of notices on the day of the general meeting of shareholders on which the Board of directors is elected, the first (organizational) session of the Board of directors (in case the decision concerning election of the members of the Board of directors, and also the results of voting on it have been announced in the general meeting of shareholders in which the voting took place) is held.

6.6. In the process of approval of a decision by the Board of directors, the members of the Board of directors present at the session are obliged to express their opinion on the agenda issues by voting.

6.7. If a member of the Board of directors cannot be present in person at the session, and also in case of a session held in the form of absentee voting, the member of the Board of directors should express his (her) opinion on the agenda issues in writing.

In case if the written opinion of a member of the Board of directors contains his (her) voting, it is taken into account at the definition of quorum and the results of voting.

The written opinion should be submitted by a member of the Board of directors before the session of the Board of directors or, in case if the session is held in form of absentee voting, not later than the closing date of reception of written opinions of the members of the Board of directors.

6.8. The Chairman is obliged to announce the written opinion of a member of the Board of directors absent at the session of the Board of directors on an agenda issue on which this opinion is submitted, prior to the beginning of voting.

If the received written opinion contains a proposal of a draft decision essentially differing from that suggested for voting originally, the Secretary of the Board of directors should acquaint the other members of the Board of directors with the specified opinion before registration of the minutes, on suggesting to express their opinion expressed by voting, in writing or in other form convenient for them (including by mail, cable, teletype, telephone, electronic or other communication means).

6.9. Before adopting the decision on an issue which preliminary was discussed by committees of the Board of directors, the members of the Board of directors should have an opportunity to familiarize with the conclusions (recommendations) of corresponding committees beforehand.

6.10. When resolving the issues at the session of the Board of directors each member of the Board of directors possesses one vote.

Transfer of a vote by a member of the Board of directors to other person, including other member of the Board of directors, is not allowed.

In case of equality of votes of the members of the Board of directors of the Company at adopting a decision, the Chairman of the Board of directors possesses a casting vote.

6.11. During the session of the Board of directors, the minutes are recorded by the Secretary of the Board of directors.

The minutes of the session of the Board of directors are made not later than 3 days after the session held in form of a joint presence (the deadline for reception of written opinions in case of an absentee voting).

The following shall be specified in the session minutes:

• Place and time of the session held in the form of joint presence, or, in case of absentee voting, the place of drawing up the minutes and the deadline for reception of written opinions of the members of the Board of directors;

• The persons present at the session (in case of a session in the form of joint presence);

• The persons who have presented their written opinion on the agenda issues;

• The agenda of the session;

• The issues put to voting, and the results of voting on them;
• Adopted decisions.

The minutes of the session of the Board of directors is subscribed by the person presiding over the session and by the Secretary of the Board of directors.
In case of taking into account at definition of the quorum and results of voting on the agenda issues the written opinion of a member of the Board of directors, the written opinions on the agenda issues received from the members of the Board of directors are attached as supplements to the minutes .
The Company is obliged to store the minutes of the sessions of the Board of directors at the location of its office in the due procedure and during the terms established by federal enforcement authority responsible for the securities market. If such terms are not established, the Company is obliged to store the minutes of the sessions of the Board of directors permanently.
The Company is obliged to provide the access to the minutes of the sessions of the Board of directors to shareholders, and also to the members of the Board of directors, to the Auditing committee, to the auditor of the Company.

6.12. In cases when according to the Charter of the Company the decision is adopted by the majority of three quarters of votes or unanimously by all the members of the Board of directors without taking into account the votes of the absent members of Board of directors, (the absent members of the Board of directors are those dead, or absent without notice and those legally incapable).

7. REMUNERATION TO THE MEMBERS OF THE BOARD OF DIRECTORS AND INDEMNIFICATION OF THE CHARGES CONNECTED TO PERFORMANCE OF THE DUTIES BY THEM

7.1. Remuneration is paid and the charges connected to performance of functions of the members of the Board of directors of the Company are compensated to the members of the Board of directors during performance of their duties.

7.2. The remuneration to the members of the Board of directors will consist of a quarterly and an annual part.

7.3. Quarterly remuneration to each member of the Board of directors is established as a percentage of proceeds of the Company from sales of goods, products, work and services for the report quarter according to the accounting statement of the Company.
For the Chairman of the Board of directors, the remuneration is established with a factor of 1,3.
The remuneration to a member of the Board of directors is reduced by:

30% - If he (she) participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - If he (she) participates in less than half of all sessions of the Board of directors.

Remuneration for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his (her) working time in this quarter.

7.4. The annual remuneration for all the members of the Board of directors of the Company is established as a percentage of the net profit of the Company during the fiscal year according to the accounting statement of the Company. The size of annual remuneration of each member of the Board of directors is defined by a decision of the Board of directors of the Company simultaneously with the preliminary approval of the annual report of the Company.

7.5. Rates (percentage) of deductions for calculation of quarterly and annual remunerations are defined by a resolution of the general meeting of shareholders electing this structure of the Board of directors.

7.6. The members of the Board of directors have the right to participation in option programs realized by the Company.

8. THE DUE PROCEDURE OF APPROVAL OF THE PROVISION AND AMENDMENTS TO IT

8.1. The present Provision is approved by the general meeting of shareholders by the majority of votes of shareholders - owners of voting shares of the Company.

8.2. The present Provision may be amended by the general meeting of shareholders by the majority of votes of shareholders - owners of voting shares of the Company.

8.3. If as a result of change of the legislation of Russian Federation or the Company's Charter some articles of the present Provision are contradicting to it, the Provision is applied in the part that does not contradict to the current legislation and the Company's Charter.

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 22, 2004

Minutes № 4 of June 23, 2004

The chairman of annual general
Meeting of shareholders
______________________V.F. Lyulin

Changes and addenda to
The Provision on the Board of directors of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state the first 4 paragraphs of item 6.5 of article 6 "Session of the Board of directors" in the following wording:

"The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors together with necessary materials in time not less than 14 days prior to the session.

The specified period may be reduced in case of need of urgent solution of some issues provided that not a single member of the Board of directors objects to it.

If it is necessary to hold a session of the Board of directors within shorter deadlines according to the current legislation, the term of providing the notice and the necessary materials should be reduced".

- To state item 7.3 of article 7 in the following wording: "Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors, the remuneration is established with a factor of 1,5.

The remuneration to a member of the Board of directors is reduced by:

30% - If he (she) participates in less than half of the sessions of the Board of directors held in the form of joint presence;

100% - If he (she) participates in less than half of all held sessions of the Board of directors.

Remuneration for the quarter in which there were re-elections of the Board of directors is paid to a member of the Board of directors as a proportion to the time of his (her) working time in this quarter".

- To state item 7.4 of article 7 in the following wording: "The annual remuneration for all the members of the Board of directors of the Company is established as the sum of deductions in accordance with the rates (percentage):

- of the Company's EBITDA as per the data of the accounting statement in accordance with International Accounting Standards for the report year;

- of the amount of the Company's net profit based on the results of the report year allocated for dividends' payment.

The annual remuneration is distributed between all the members of the Board of directors in equal shares.

The annual remuneration of a member of the Board of directors is reduced by 50% in case of his (her) participation in less than half of all the sessions of the Board of directors held during his (her) term of powers".

- To state item 7.5 of article 7 in the following wording: "Rates (percentage) of deductions for calculation of annual remuneration are defined by a resolution of the general meeting of shareholders electing this structure of the Board of directors".

- To consider item 7.6. of article 7 to be item 7.8.

- Article 7 is to be supplemented with item 7.6 of the following content: "The annual remuneration to a member of the Board of directors is paid not later than 3 months after the expiry of the term of powers of this structure of the Board of directors".

- To add item 7.7. to article 7 of the following content: "The members of the Board of directors being the members of a committee of the Company's Board of directors are paid the increment to quarterly remuneration related to the their performance of functions of members of a committee of the Board of directors in the amount of 40 000 rubles (for participation in each committee), however a member of the Board of directors may not be a member of more than 2 committees of the Board of directors.

For the chairman of a committee of the Board of directors this increment is established with a factor of 1,25".

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" stockholders

June 28, 2005

Minutes № 5 of June 30, 2005.

The chairman of annual general
meeting of stockholders
_______________________S.V. Omelchenko

Changes and addenda to The Provision on the Board of directors of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city,
2005

- To state sub-item 3.2.11 of item 3.2 of article 3 "RIGHTS AND DUTIES OF A MEMBER OF THE BOARD OF DIRECTORS, DUE PROCEDURE OF THEIR REALIZATION" in the wording: " to notify in writing the Board of directors about possession of the Company's securities, and also about purchase and sale of the Company's securities, its subsidiary and affiliated companies, to disclose the information about transactions made with such securities (about the quantity, type of securities, date of sale or acquisition) not later than 5 days since the time of their settlement".

- To state paragraph 1 of item 6.5. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: " The notice on convocation of a session of the Board of directors shall be sent out to each member of the Board of directors along with necessary materials in time not less than 14 business days prior to the session holding".

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 26, 2006.

Minutes № 6 of June 27, 2006.

Chairman of the annual general meeting of shareholders
________________________S.V. Omelchenko

Changes and addenda to the Provision on the Board of directors of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state article 5 "Secretary of the Board of directors" in the wording:

  "5. PROVIDING THE ACTIVITY OF THE BOARD OF DIRECTORS

  5.1. The activity of the Board of directors is provided by the Company's Corporate secretary. The functions of the Corporate secretary of providing the activity of the Board of directors are defined by the Provision on Corporate secretary and the Back office of the Corporate secretary.

  5.2. In case of the Corporate secretary's absence the activity of the Board of directors is provided by other person appointed by the Company's Board of directors for the period of the Corporate secretary's absence";

- To state paragraph 2 of item 6.8. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "If the received written opinion contains the proposal of the resolution's draft significantly differing from the initial proposal offered for voting, then the Corporate secretary should, prior to drawing up the minutes, get familiarized the rest of the members of the Board of directors with the specified opinion and request to advise their opinion on it, the opinion being expressed by voting, in written form or in other method suitable for them (including by postal service, telegraph service, teletype, telephone communication, e-mail or other communication).":

- To state paragraph 1 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes are kept at the session of the Board of directors";

- To state paragraph 10 of item 6.11. of article 6 "BOARD OF DIRECTORS SESSION" in the wording: "The minutes of the Board of directors' session are signed by the person presiding over the session and by the Company's Corporate secretary".

APPROVED by
Joint (extraordinary) general meeting of
OJSC "VolgaTelecom" shareholders
March 26, 2003

Minutes № 2 of March 27, 2003.

The Chairman of the joint (extraordinary)
general meting of shareholders
____________________ V.F. Lyulin

PROVISION ON THE MANAGEMENT BOARD
Of Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2003

1. GENERAL PROVISIONS

1.1. The present Provision on the Management board (hereinafter — the Provision) pursuant to the Civil Code of Russian Federation, Federal law "On joint stock companies" and Charter of Company defines terms and procedure of convocation and realization of the Management board sessions, and also the method of adopting the decisions.

1.2. The Management board is a collegial body of the Company's executive management of the current activity of the Company.

2. THE PURPOSE AND THE PRINCIPLES OF THE MANAGEMENT BOARD'S ACTIVITIES

2.1. The purpose of the Management board's activity is to ensure the efficient operation of the Company.

2.2. For implementation of the purpose of the activity the Management board is obliged to be guided by the following principles:

- Operating adoption of the maximum objective decisions in the interests of the Company and its shareholders;
- Diligent, well-timed and efficient execution of the resolutions of general meeting of the shareholders and the Management board of directors of the Company.

3. THE CHAIRMAN OF THE MANAGEMENT BOARD

3.1. The functions of the Chairman of the Management board of the Company are executed by a person being a single executive agency of the Company.

3.2. The Chairman of the Management board organizes holding of the Management board sessions, presides over them, and signs all documents on behalf of the Company and the minutes of the Management board meetings, acts without the power of attorney on behalf of the Company pursuant to the decisions of the Management board adopted within the limits of its competence.

3.3. In case of absence of the Chairman of the Management board if an urgent decision is to be made on an issue, the person who is performing the duties of the General Director organizes a Management board session, presides over it and signs the minutes of the session.

4. SECRETARY OF THE MANAGEMENT BOARD

4.1. The secretary of the Management board is appointed by the members of the Management board on the maiden session by the majority of members of the Management board participating in the session.

4.2. The Management board has the right at any time to dismiss the Secretary of The Management board from his (her) office and to appoint a new Secretary of the Management board.

4.3. In case of absence of the Secretary of the Management board the fulfillment of his (her) responsibilities is assigned to other person by the majority of votes of members of the Management board taking part in the session.

4.4. The Secretary of the Management board has the right:

4.4.1. To demand from the officials of the Company the information and documents indispensable for preparation of materials on the agenda of the Management board sessions;

4.4.2. To receive reward for fulfillment of the responsibilities and compensation of the expenses related to fulfillment of the functions of the Secretary of the Management board, at a rate of and following the due procedure defined by decision of the Management board.

4.5. The Secretary of the Management board is obliged:

4.5.1. To draw and record the minutes of the Management board sessions;

4.5.2. To keep account of and to store the incoming documentation and copies of the outgoing documentation of the Management board;

4.5.3. To inform the members of the Management board on holding of the Management board sessions in the procedure and terms established by the present Provision;

4.5.4. To provide to the members of the Management board the materials indispensable for consideration of issues of the agenda of the Management board sessions, in the procedure and terms established by the present Provision;

4.5.5. To execute other functions, stipulated by the present Provision.

5. THE MANAGEMENT BOARD SESSION

5.1. The Management board sessions may be held in the form of joint presence (including conference call) or in the form of absentee voting.

5.2. The Management board sessions should be held regularly pursuant to the work plan approved by the Management board session. If necessary, the Management board discusses issues not included in the work plan.

5.3. The Management board session is convoked by the Chairman of the Management board upon his (her) own initiative or on demand of one of the members of the Management board of the Company.

5.4. The members of the Management board are informed about convocation of the Management board session, place and time of its holding (if it is held in form of a joint presence), and also about the agenda in the arbitrary form by the Secretary of the Management board not less than 5 working days prior to the date of the session.

If an emergency solution of any issue is necessary, the indicated term may be reduced.

Simultaneously with the notification of the members of the Management board they should be provided with all indispensable materials on the agenda.

5.5. The quorum for holding of the Management board sessions of the Company makes not less than a half of number of the appointed members of the Management board.

In case the quantity of the members of the Management board is reduced to a number less than the indicated quorum, the Board of directors of Company is obliged to make a decision about definition of the quantitative structure and appointment of the members of the Management board of Company.

5.6. At decision making by the Management board, the members of the Management board present at the session, express their judgments on the agenda issues by voting.

5.7. If a member of the Management board cannot take part in the session in person, and also in case of a session in the form of absentee voting, the Management board member should express his (her) opinion on the agenda issues in written form.

If the written opinion of a member of the Management board contains his (her) vote, it shall be taken into account at definition of the quorum and voting results.

The written judgment should be submitted by the Management board member prior to the Management board session, or in case of an absentee voting, not later than by the deadline for accepting of written judgments of the Management board members.

The Chairman must read the written opinion of a Management board member absent from the Management board session aloud, before the voting on the agenda issue, on which the opinion is expressed, begins.

5.8. The decisions are adopted in the Management board sessions by the majority of votes of the Management board members participating in the session.

5.9. At the solution of problems in the Management board session, each member of the Management board has one vote.

The transfer of voting right by a member of the Management board to other person, including other member of the Management board, is not allowed.

In case of a tie vote of the members of the Management board of the Company, the Chairman of the Management board has a casting vote at decision making.

5.10. In the Management board session the minutes are taken by the Secretary of the Management board.

The Management board session record is made not later than 3 days after its session.

The following is indicated in the minutes of the session:

- The form of the session;
- Its place and time (in case of joint presence);
- Persons present;
- Form of participation (presence in person; conference call; expression of written judgment);
- Agenda of the session;
- Issues which have been put to vote, and results of voting on them;
- Adopted decisions.

The Management board session record is signed by the Chairman of the session and by the Secretary of the Management board.

The Company is obliged to store the minutes of the Management board sessions at the location of its executive authority in the procedure and during the terms established by the federal executive body in the securities market. If such terms are not established, the Company is obliged to store the minutes of the Management board sessions permanently.

The Company is obliged to provide access to the minutes of the Management board sessions to the members of the Board of directors, Auditing committee, auditor of the Company, and also to shareholders having in aggregate at least 25 percent of voting shares of the Company.

6. COMPENSATION TO THE MEMBERS OF THE MANAGEMENT BOARD AND INDEMNIFICATION OF THE EXPENSES CONNECTED TO PERFORMANCE OF THEIR DUTIES

6.1. The members of the Management board of the Company are paid rewards and their expenses bound with the fulfillment of functions of the members of the Management board by them are indemnified.

6.2. The reward is established in a percentage of the net profit of the Company in the Report Quarter according to accounting statements of the Company and is paid quarterly.

6.3. The size of the reward and its distribution among the Management board members is defined by a resolution of the Board of directors upon a proposal of the Management board Chairman.

6.4. The rate (percentage) of deductions for calculation of reward is defined by a resolution of the Board of directors.

6.5. The Management board members are entitled to participate in option programs realized by the Company.

7. THE PROCEDURE OF APPROVAL OF THE PROVISION AND INTRODUCTION OF CHANGES INTO IT

7.1. The present Provision is approved by the general meeting of the shareholders by the majority of vote of shareholders – holders of voting shares of the Company.

7.2. The present Provision may be supplemented and amended by the general meeting of shareholders by the majority of votes of shareholders - holders of voting shares of the Company.

7.3. If as a result of change of the legislation of Russian Federation or the Company's Charter, separate articles of the present Provision become inconsistent with them, the Provision should be applied only in the part which is not contradicting the current legislation and the Charter of the Company.

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 22, 2004

Minutes № 4 of June 23, 2004

The chairman of shareholders general meeting

______________________V.F. Lyulin

Changes
to
the Provision on the Management board of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state item 6.2. of article 6 in the following wording: "6.2. The determination of the size and the procedure of remuneration payment and also its distribution between the members of the Management board is defined by the decision of the Company's Board of directors".

- To exclude items 6.3. and 6.4. in article 6.

- To consider item 6.5. to be item 6.3. in article 6.

APPROVED by
Joint (extraordinary) general meeting of
OJSC "VolgaTelecom" stockholders
March 26, 2003
Minutes № 2 of March 27, 2003.

The Chairman of joint (extraordinary)
General meeting of stockholders

____________________ V.F. Lyulin

PROVISION ON AUDITING COMMITTEE
Of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording
(The changes were introduced; these changes were approved by annual general meeting of shareholders of June 22, 2004. Minutes № 4)

Nizhny Novgorod city
2003

1. General Regulations.

1.1. The present Provision is elaborated in compliance with Federal Law "On joint stock companies" and the Charter of Open Joint Stock Company "VolgaTelecom" (hereinafter the Company).

1.2. The present Provision defines the procedures of activity of the Auditing committee, including the procedure of holding the Auditing committee sessions, procedure of audit, the authority of the Auditing committee members, and the procedure of cooperation with the Company's bodies of management.

1.3. The Auditing committee is elected by the General meeting of stockholders in accordance with procedures, stipulated by the current legislation and the Charter of the Company, for a period of one year, and consist of 5 (five) persons.

1.4. The authority of the Auditing committee or its members may be terminated according to the procedure stipulated by the current legislation and the Charter of the Company and by the present Provision.

2. Auditing committee Competence

2.1. The Auditing committee effects control over the financial and economic activity of the Company.

2.2. The Auditing committee, within its competence, effects control over the Company's activity in the following areas:

- Checking of financial and economic documents of the Company including, if required, primary accounting data;
- Examination of legitimacy of resolutions and actions of the executive bodies of the Company, including Contracts and transactions;
- Verification of conformity of the Company's transactions terms and conditions to those effected under similar conditions;
- Analysis of conformity of book-keeping and statistical recording and reporting to the current regulatory documents;
- Analysis of financial status of the Company and finding of reserves in improving the Company's economic status;
- Analysis of timeliness and correctness of calculations with contractors, budgets of various levels, stockholders and other creditors of the Company;

- Analysis of settlements with debtors of the Company, including timeliness and completeness of measures taken by the executive bodies;
- Other areas of the Company's activity within the competence of the Auditing committee.

3. Rights of the members of the Auditing committee.

3.1. When effecting its activities, the Auditing committee has the right to require, and the persons holding posts in the Company's bodies of management are obliged to present documents on financial and economic activity of the Company, including confidential documents, using the following procedure:

3.1.1. Documents about financial and economic activity of the Company may be required orally and in written form, while the persons holding posts in the Company's bodies of management are entitled to demand a written confirmation of the request;

3.1.2. Documents about financial and economic activity of the Company are presented upon the request of the Auditing committee immediately, or, in the case when an immediate presentation is not possible in view of some objective factors, on the business day following the request at the latest;

3.1.3. The members of the Auditing committee have access to the Company's documents, including confidential documents, at any time within the limits of the business hours established in the Company;

3.1.4. With the aim of documenting the results of examinations (audits) of the Company's activity, the Auditing committee is entitled to require the attachment to the examination materials of duly authenticated copies of financial and economic documents of the Company;

3.1.5. In the case of presentation of inauthentic documents, or refusal of presentation, failure to comply with the deadlines, stipulated in item 3.1.2 of the present Provision, or other hindrances to the activity, the Auditing committee is entitled to demand from the executive bodies of the Company to take measures against persons guilty of the infringement and immediate presentation of the requested documents;

3.1.6. The Board of directors of the Company is informed about the infringements of requirements of item 3.1.5 of the present Provision by the Report of the Auditing committee;

3.1.7. The access to financial and economic documents of the Company containing a state secret is stipulated by the current legislation.

3.2. The Auditing committee is entitled to take the following actions, when the detected infringements jeopardize the Company's interests:

3.2.1. To require the convocation of the meetings of the Management board, the Board of directors, or an extraordinary General meeting of stockholders in order to resolve issues within the competence of the specified bodies of management of the Company;

3.2.2. The Auditing committee is also entitled to require the convocation of an extraordinary General meeting of shareholders on other grounds stipulated by the legislation, by the Company's Charter, and by the present Provision;

3.2.3. The procedure of convening sessions of the Management board, the Board of directors, or extraordinary General meeting of stockholders upon the Auditing committee's request, is defined by the current legislation, the Charter of the Company and the Provision on the appropriate body of management of the Company. If the procedure is not defined, the meeting is to be held in reasonable term from the date of the request.

3.3. The Auditing committee is entitled to demand from the Company's executive officers their personal explications on the issues within the competence of the Auditing committee. The Auditing committee files the specified explanations together with other examination materials.

3.4. The Auditing committee is also entitled to demand from the Company's executive officers whose competence includes the issues of financial, economic, and legal activity of the Company, the submission of written reports on the issues within their competence.

3.5. Explanations and reports, made upon the request of the Auditing committee are to be presented on the business day following the day of request, at the latest. In the case when explanations (reports) are not presented, or wittingly false explanations (reports) are presented, the Auditing committee shall act in the procedure similar to the one stipulated in items 3.1.5. and 3.1.6. of the present Provision.

3.6. For the purpose of resolving the most complex issues the Auditing committee is entitled to involve outside specialists (natural persons and legal entities) by concluding contracts with them, the contracts containing a confidentiality clause.

3.7. If the Auditing committee detects infringements falling within its competence, it shall have the right to put for discussion by the bodies of management of the Company the

issue on bringing to responsibility the employee (official) of the Company whose activity or inactivity caused the infringement.

3.8. Management bodies of the Company inform the Auditing committee about actions taken following its requests.

4. The duties of the members of the Auditing committee. The responsibility of the members of the Auditing committee.

4.1. The members of the Auditing committee are obliged:

4.1.1. Not to disclose confidential information (commercial secrets), which has become known to the members of the Auditing committee at the performance of their functions;

4.1.2. To submit their reports on the results of the Company's examination in accordance with the procedure established by the Charter and the present Provision.

4.1.3. To effect unscheduled examination of the Company in accordance with the procedure established by item 5.3 of the present Provision, not later than 30 days after the date of the corresponding resolution.

4.1.4. To carry out obligatory examination of the financial and economic activity of the Company on the basis of the annual activity results and to submit the reports to the Board of directors not later than three weeks prior to the date of preliminary approval of the Company's annual report by the Board of directors.

4.2. The Auditing committee members are responsible for infringements committed at the performance of their duties in accordance with current RF legislation.

5. The procedure of the Auditing committee's activity.

5.1. The Election of the Chairman and the Secretary of the Auditing committee, and their authority.

5.1.1. The Auditing committee is guided in its work by its Chairman who is elected at the first meeting of the Auditing committee by the majority of votes of the Auditing committee's members participating in voting. The Chairman of the Auditing committee may be re-elected at any time upon the decision of the majority of members of the Auditing committee.

5.1.2. Any member of the Auditing committee may nominate the Chairman of the Auditing committee. A member of the Auditing committee may nominate himself (herself).

5.1.3. All the members of the Auditing committee vote at the election of the Chairman of the Auditing committee, including the member they are voting for.

5.1.4. The Chairman of the Auditing committee elaborates the Auditing committee work plan, distributes the Auditing committee's responsibilities among its members, and guides their activity.

The Chairman's instructions on organizational issues (including those on the necessity and dates of examination of financial and economic activity of the Company) shall be binding upon the members of the Auditing committee.

The Chairman may not influence the conclusions of a member of the Auditing committee, made on the basis of the results of performed examination.

5.1.5. Organizational support of the activity of the Auditing committee is ensured by the Secretary of the Auditing committee, who is elected at the first meeting of the Auditing committee. The Secretary of the Auditing committee is elected in accordance with the procedure similar to the one established for election of the Chairman of the Auditing committee.

5.1.6. The Secretary of the Auditing committee, immediately after his (her) election, notifies the Company of the way in which the documents submitted to the Auditing committee in accordance with item 6.1 of the present Provision are to be transferred to him (her).

5.1.7. The Secretary of the Auditing committee keeps records, provides storage of documents concerning the activity of the Auditing committee, in accordance with item 6 of the present Provision.

5.2. The meetings of the Auditing committee.

5.2.1. All issues of the Auditing committee's activity are considered at the meetings of the Auditing committee held according to the work plan or when required.

5.2.2. The first meeting of the Auditing committee is held not later than 15 days after the date of its election.

5.2.3. The meetings of the Auditing committee are conducted by the Chairman of the Auditing committee. If the Chairman of the Auditing committee is absent, the members of the Auditing committee elect a person acting as the Chairman during the meeting, by majority of votes of the members present at the meeting.

5.2.4. Records are to be kept during the meetings of the Auditing committee. If the Secretary of the Auditing committee is absent from the meeting, the members of the Auditing committee elect a person acting as the Secretary of the Auditing committee, by the majority of votes of the members present at the meeting.

5.2.5. The Auditing committee meetings are obligatory held before and after the Company's examination.

5.2.6. The Auditing committee meetings are held in the form of physical presence of its members and in the form of absentee voting.

5.2.7. If the meeting of the Auditing committee is held in the form of absentee voting, its members receive documents with agenda and voting ballot which allows the members to show precisely their position in respect of the agenda issues.

The Secretary of the Auditing committee under the instruction of the Chairman of the Auditing committee ensures preparation and distribution of documents for meetings to be held in the form of absentee voting. The Chairman of the Auditing committee fixes the deadline before which the members of the Auditing committee must show their position with respect to the agenda issues.

5.2.8. The meeting of the Auditing committee is competent if not less than half of the elected members of the Auditing committee are present at it.

If the meeting is held in the form of absentee voting, it is competent provided that not less than half of the elected members of the Auditing committee participated in the voting.

5.2.9. The Auditing committee decisions are adopted by the majority of votes of the members of the Auditing committee, present at the meeting (or those voted at the meeting held in the form of absentee voting).

Each member of the Auditing committee has one vote. In case of tie vote, the Chairman of the Auditing committee has a casting vote.

5.3. The examinations of the Auditing committee.

5.3.1. The Auditing committee effects examinations of financial and economic activity of the Company on the basis of the annual activity results.

5.3.2. Apart from the examination mentioned in 5.3.1 of the present Provision, the Auditing committee has the right to carry out unscheduled examinations at any time in accordance with the present Provision.

5.3.3. An unscheduled examination is obligatory if it is initiated by:

- The General meeting of the stockholders of the Company;
- The Board of directors of the Company;
- A stockholder (stockholders) possessing at least 10% of voting shares of the Company;
- The Auditing committee of the Company itself.

5.3.4. The ground for an examination initiated by the General meeting of the stockholders or the Board of directors is the appropriate resolution of the management body of the Company.

The Chairman of the Auditing committee organizes an unscheduled examination not later than 30 days after the date of the appropriate resolution passed by the General meeting of the shareholders or by the Board of directors.

5.3.5. The ground for an examination initiated by a stockholder may be the appropriate written request submitted to the Auditing committee. The Chairman of the Auditing committee should organize an unscheduled examination not later than 30 days after the receipt of the request.

5.3.6. If the member of the Auditing committee considers an unscheduled examination of the activity of the Company to be indispensable, he (she) applies to the Chairman of the Auditing committee with the proper motion. The Chairman of the Auditing committee convokes the meeting of the Auditing committee at which the issue of the necessity and the dates of the unscheduled examination is discussed. An unscheduled examination initiated by the Auditing committee itself is effected if the majority of the members of the Auditing committee have voted for the examination.

5.3.7. Prior to the start of the examination, the Chairman of the Auditing committee notifies the Board of directors and the General Director of the Company (his/her deputy) in writing of the issues to be checked, the initiator of the examination, estimated examination dates, the necessity of involving outside specialists in the examination, and other essential conditions of the examination.

5.3.8. To ensure the activity of the Auditing committee, the Director General of the Company (his/her deputy) appoints a group of the Company's employees responsible for the cooperation with the Auditing committee.

5.4. The procedure of involving outside specialists in specific examinations effected by the Auditing committee.

5.4.1. The Board of directors as well as any member of the Auditing committee has the right to apply to the Chairman of the Auditing committee at any time with the motion to involve outside specialists in the examination.

The decision on involving outside specialists is adopted at the meeting of the Auditing committee.

5.4.2. If the involvement of outside specialists is possible only for value received, it is effected upon the prior approval of the Board of directors of the Company. The

Board of directors in its resolution defines the method of payment, and other essential conditions of the participation of outside specialists in the examination effected by the Auditing committee.

5.5. Presentation of results of examinations effected by the Auditing committee.

5.5.1. The results of the examination are presented in the Act, which contains systematic statement of documented facts of infringements at the financial and economic activity of the Company, revealed in the course of the examination, or statement of the absence of the latter, as well as the conclusions and motions of the Auditing committee on the elimination of the revealed infringements. A responsible official confirms the receipt of the handed over Act by his (her) signature.

5.5.2. The Auditing committee, on the basis of the examination Act, makes the report in which it reflects its opinion, including the opinion on the issues of authenticity of the data in the reports and other financial documents of the Company.

5.5.3. The report contains the following information:

- Brief information about the Company examined;
- Data on the structure of the Auditing committee;
- Period examined;
- Method of examination;
- Auditing committee's conclusions on the authenticity of the accounting statements on the whole, in part, or its falsity.

5.5.4. The report is signed by the Chairman of the Auditing committee and its members who participated in the examination. All disputes occurring at drawing up the report are resolved by means of voting by the majority of votes. A member of the Auditing committee, who does not agree with the conclusions expressed in the report, has the right to present his/her opinion in writing.

5.5.5. The report is written in three copies to be forwarded to the following addresses:

- The Board of directors of the Company;
- The General Director of the Company.

One copy is stored in the Auditing committee records.

5.5.6. If an examination is initiated by a stockholder or a group of stockholders, the report is made in four copies one of which is forwarded to the address of a stockholder / a group of stockholders. In other cases, all interested persons are familiarized with the report of the Auditing committee in accordance with the procedure established by Article 91 of Federal Law "On joint stock companies."

5.5.7. The report of the Auditing committee is made not later than 10 days after the examination is completed, and represents the official viewpoint of the Auditing committee with respect to the examined issues. The report is brought to the notice of interested parties within five days since the date of writing.

6. Storage of documents of the Auditing committee and the submittal of documents to the interested persons.

6.1. All documents addressed to the Auditing committee (namely, applications for examinations to be effected) are to be sent by registered mail to the address of the Company or to be submitted to the secretary department (Chancery) of the Company. The executive bodies of the Company ensure the transfer of the submitted documents either to the Chairman of the Auditing committee or to the secretary of the Auditing committee.

6.2. The reports of the Auditing committee are stored in the place of location of the executive body or in any other place that is known and accessible to the stockholders and other interested persons.

6.3. The reports of the Auditing committee are available to the persons having the right of access to such documents in accordance with the current legislation and following the procedure stipulated by the current legislation and the Charter of the Company.

6.4. The minutes of the Auditing committee's meetings and other documents related to the Auditing committee's activity (except for the reports) are kept by the Secretary of the Auditing committee. If the Secretary of the Auditing committee is reelected, he/she should hand over these documents to the newly elected secretary of the Auditing committee.

7. Financial support of the activity of the Auditing committee. Remuneration of the members of the Auditing committee and compensations to them.

7.1. To ensure the work of the Auditing committee (including the meetings of the Auditing committee and examination periods), the Company provides premises supplied with office equipment (phones, fax machines, computers, printers, and other office equipment at the reasonable request of the Chairman of the Auditing committee). The location of the premises should not complicate the work of the Auditing committee.

7.2. The Company at its expense provides the Auditing committee with stationary and with other expendable materials in the amount necessary to ensure the work of the Auditing committee.

7.3. The Auditing committee members are to be compensated for all confirmed expenditures related to the performance of their functions.

7.4. A member of the Auditing committee receives remuneration in the amount of 50% of the remuneration envisaged for a member of the Board of directors. Remuneration to the member of the Auditing committee is paid in the terms and in the procedure established for the members of the Board of directors.

8. Early termination of office.

8.1. The authority of specific members of the Auditing committee or of the entire structure of the Auditing committee may be terminated before the end of the term by the resolution of the General meeting of stockholders.

8.2. A member of the Auditing committee has the right to leave the Auditing committee membership at any time on his/her initiative by notifying in writing the Chairman of the Auditing committee and the Company of his/her decision. In this case, the authority of the member of the Auditing committee is terminated on the date of forwarding of the appropriate notification.

8.3. The following procedure is to be observed for the Chairman leaving the Auditing committee:

- The Chairman of the Auditing committee informs the Company of his/her decision to leave the Auditing committee;
- The Chairman convenes the meeting of the Auditing committee;
- A new Chairman is elected at the meeting of the Auditing committee.

8.4. The authority and duties of the Chairman of the Auditing committee are reserved until a new Chairman of the Auditing committee is elected.

8.5. If the actual number of the members of the Auditing committee becomes smaller than half of the quantitative structure of the Auditing committee, stipulated by the Charter of the Company or by the present Provision, the Chairman of the Auditing committee applies to the Board of directors, within 10 days since the date of such event, with the request for convocation of the General meeting of stockholders for the purpose of electing the members of the Auditing committee.

9. Closing regulations

9.1. The present Provision is approved by the General meeting of stockholders by the majority of votes of stockholders, possessing voting shares of the Company, and participating in the General meeting of stockholders.

9.2. Motions on the modifications and amendments to the Provision are submitted according to the procedure stipulated by the Charter of the Company for bringing forward motions to the agenda of the General meeting of stockholders. The motions on modifications and amendments to section 7 "Financial support of the activity of the Auditing committee. Remuneration of the members of the Auditing committee and compensations to them" of the present Provision are introduced only by the Board of directors of the Company.

9.3. The resolution on the introduction of amendments or modifications to the Provision is passed at the General meeting of stockholders by the majority of votes of stockholders, owners of the Company's voting shares participating in the General meeting of stockholders.

9.4. If, as the result of modification of the legislation of Russian Federation or the Charter of the Company, specific articles of the present Provision conflict with the latter, these articles become invalid, and the members of the Auditing committee are guided by the current legislation until the Provision is modified.

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 22, 2004

Minutes № 4 of June 23, 2004

The chairman of annual general
meeting of shareholders
_________________________V.F. Lyulin

Changes
to
the Provision on Auditing committee of
Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2004

- To state item 7.4. of article 7 in the following wording: "The members of the Auditing committee during the period of their duties performance are paid quarterly remuneration in the amount of 150 000 rubles each.

To the chairman of the Auditing committee the quarterly remuneration is established with the factor of 1,3.

For the quarter in which the re-election of the Auditing committee occurred, the remuneration to a member of the auditing committee is paid proportionally to the time worked during the quarter".

APPROVED by

Annual general meeting of
OJSC "VolgaTelecom" shareholders

June 26, 2006.

Minutes № 6 of June 27, 2006.

Chairman of the annual general meeting of shareholders
_________________________S.V. Omelchenko

Changes and addenda to the Provision on Auditing committee of

Open Joint Stock Company "VolgaTelecom"
(OJSC "VolgaTelecom")
New wording

Nizhny Novgorod city
2006.

- To state item 3.2. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.2. The Auditing committee has the right to require the convocation of the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders in order to resolve the issues being within the competence of the specified bodies.

The Company's Auditing committee may also apply to the Committee for audit with the Board of directors with the proposal to consider any issue relating to the Committee's competence.

The procedure of convening the sessions of the Management board, the Board of directors, an extraordinary General meeting of stockholders, **the Committee for audit with the Board of directors** at the request or **appeal** of the Auditing committee is defined by current legislation, the Company's Charter and the provisions on the appropriate bodies. In case if this procedure is not defined the session is held within reasonable time since the time of submission of request or **appeal** of the Auditing committee";

- To state item 3.6. of article 3 "Rights of the members of the Auditing committee" in the wording:

"3.6. The Auditing committee has the right to involve outside specialists (natural persons and legal entities) into conducted audits **as per the procedure stipulated by item 5.4. of this Provision**";

- To state sub-item 4.1.4. of item 4.1. of article 4 "The duties of the members of the Auditing committee. The responsibility of the members of the Auditing committee." In the wording:

  "4.1.4. To carry out obligatory examination of the financial and economic activity of the Company on the basis of the annual activity results and to submit the reports to the Board of directors not later than **14 business days** prior to the date of preliminary approval of the Company's annual report by the Board of directors";

- To exclude sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity.";

- To consider sub-items 5.1.4.-5.1.7. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." to be sub-items 5.1.3.-5.1.6. of item 5.1. correspondingly;

- To state sub-item 5.1.3. of item 5.1. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.1.3. The Chairman of the Company's Auditing committee organizes its activity, convenes the meetings of the Company's Auditing committee and presides over them, organizes the keeping of minutes at the meetings";

- To state sub-item 5.2.3. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.2.3. The meetings of the Auditing committee are conducted by the Chairman of the Auditing committee. If the **Chairman and/or** the Auditing committee's Secretary are absent, by the majority of votes of the Auditing committee members present at the meeting **the persons substituting them are appointed**";

- To state sub-item 5.2.4. of item 5.2. of article 5 "The procedure of the Auditing committee's activity." in the wording:

  "5.2.4. The minutes are kept at the meeting of the Auditing committee.

The minutes are signed by the Chairman and the Secretary of the Auditing committee or by the persons substituting them";

- To state sub-item 5.4.1. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.1. The Board of directors as well as any member of the Auditing committee has the right to apply to the Chairman of the Auditing committee at any time with the proposal to involve outside specialists in the examination.

The decision on **the necessity** of involving outside specialists is adopted at the meeting of the Auditing committee";

- To state sub-item 5.4.2. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.2. If the involvement of outside specialists is possible only for value received, it is effected upon the advance approval of the Board of directors of the Company. The Board of directors in its resolution defines the method of payment, and other essential conditions of the participation of outside specialists in the examination conducted by the Auditing committee.

The contract with the involved specialist on terms and conditions defined by the Board of directors is concluded by the Company's General Director on behalf of the Company";

- To add sub-item 5.4.3. of item 5.4. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.4.3. **The involved specialists must keep in confidentiality the information that became known to them when conducting the examination**";

- To state sub-item 5.5.5. of item 5.5. of article 5 "The procedure of the Auditing committee's activity." in the wording:

"5.5.5. The report is made up not later than 10 days since the date of the examination completion.

Within five days period since the date of making up the report of the Auditing committee is communicated to the Board of directors, the Company's General Director and also to the initiator of examination conduction if it was the Company's stockholder";

- To exclude sub-items 5.5.6., 5.5.7. of item 5.5. of article 5 "The procedure of the Auditing committee's activity.";

- To state item 6.2. of article 6 "Storage of documents of the Auditing committee and the submittal of documents to the interested persons" in the wording:

"6.2. The reports of the Auditing committee are stored at the place of location of the executive body";

- To state the last paragraph of item 7.4. of article 7 "Financial support of the activity of the Auditing committee. Remuneration of the members of the Auditing committee and compensations to them" in the wording:

"For the quarter when the Auditing committee was re-elected or some of its members left it as per the procedure stipulated by item 8 of this provision, the remuneration to a member of the Auditing committee is paid proportionally to the time worked in the quarter";

- To exclude item 9.2. of article 9 "Closing regulations";

- To consider items 9.3.-9.4. of article 9 "Closing regulations" to be items 9.2.-9.3. correspondingly.

APPROVED by
OJSC "VolgaTelecom" Board of directors on
24 September 2004.
Minutes № 8 of 27 September 2004.

The Chairman of the Board of directors of
OJSC "VolgaTelecom"

________________________ E.V. Yurchenko

PROVISION on
AUDITING COMMITTEE of
OJSC "VolgaTelecom" BOARD of DIRECTORS

Nizhny Novgorod city
2004

1. General Regulations

1.1. The present Provision on Auditing Committee (hereinafter the "Provision") is the basic document regulating the activity of the Auditing Committee of OJSC "VolgaTelecom" Board of directors (hereinafter the "Committee") and defining the issues of its competence, the procedure of its structure formation and functioning.

1.2. The Committee is an auxiliary body of the Board of directors established for preliminary consideration of issues related by the Company's Charter to the competence of the Board of directors. The Committee is not the Company's body, and the Company does not assume civil rights and duties via the Committee.

1.3. In its activity the Committee is guided by Russian Federation current legislation, the Company's Charter, Provision on the Company's Board of directors and the present Provision. The issues of the Committee's activity not regulated by this Provision and by other normative acts mandative for the Company are solved in accordance with recommendations of the Code of corporate governance approved by Russian Federation Government (minutes of the meeting of November 28, 2001 № 49).

1.4. For the purposes of this Provision all the references to the Company are the references to OJSC "VolgaTelecom", all the references to the Charter and the Provision on the Company's Board of directors are the references to effective wording of OJSC "VolgaTelecom" Charter and effective wording of the Provision on OJSC "VolgaTelecom" Board of directors, all the references to the Board of directors are the references to OJSC "VolgaTelecom" Board of directors, all the references to the internal documents of the Company are the references to duly adopted and effective provisions mandative for execution in OJSC "VolgaTelecom".

2. The purpose of establishing and the competence of the Committee

2.1 The major purpose of the Committee establishment is to improve the efficiency and quality of work of the Board of directors along ensuring open communication with independent auditor, Auditing commission, structural units of bookkeeping, financial-economic and carrying out the functions of internal control by preliminary consideration and preparation of recommendations to the Board of directors on the following issues:

- Risks related to the completeness of information disclosure,
- Financial statements,
- External independent audit, internal audit,
- Internal control procedures.

2.2. The following issues are related to the Committee's competence:

2.2.1. The issues of the Company's interaction with external independent auditor:

a) Evaluation, jointly with the Company's structural unit carrying out the functions of internal control, of the proposals on candidacies of external independent auditors on the basis of the analysis of professional activity of various auditors, their proposals as regards the area of audit and audit's plans, content and terms and conditions of services rendered by them, control over holding the tender in order to select and propose for consideration of the Board of directors of the auditor's candidacy for further approval at the general meeting of stockholders. Elaboration of recommendations on the draft of the contract being concluded with external independent auditor.

b) Discussion with external independent auditor, with the Company's structural unit carrying out the functions of internal control, and with the Company's management of all known relations with the auditor or services rendered by the auditor to the Company which may affect neutrality or independence of the auditor.

c) Formation and presentation of the opinion on the independence of the external auditor of the Company to the Board of directors.

d) Request for the opinion of the external independent auditor on the possibility of occurrence of substantial risks for the Company and on the required actions of the Company's management for their control and minimization.

e) Hearing and discussion of the opinion of the external independent auditor on the possibility of occurrence of substantial risks for the Company and the adequacy of the Company's management actions for their control and minimization.

f) Consideration of the report of the external independent auditor and the Company's structural unit carrying out the functions of internal control on the Company's expenses incurred in the interests of the members of the Board of directors and the Company's top management.

g) Consideration and approval of the Company's management requests for involving the external independent auditor for rendering consulting and other services in addition to those stipulated by the contract of audit.

h) Supervision over the course of preparation and acceptance from the auditors of official written record with the description of all relations between the auditor and the Company or its units.

i) Hearing of the external independent auditor's point of view on the adequacy of the Company's accounting policy as regards the Company's earnings, assets and acknowledgement of obligations.

j) Definition, in regard of the Company's new transactions or events related to the Company, of the external independent auditor's opinion on the adequacy of the Company's accounting policy or the Company's policy in the area of information disclosure.

k) Consideration and discussion, structural units of bookkeeping and units carrying out the functions of internal control being involved, by the management and the auditor of the results of the audit, of all the information and data contained in the audit prior to their presentation for consideration by the Board of directors, and also the supervision over the accountability of the Company's management for the auditor's recommendations.

2.2.2. Interaction with the Auditing commission:

a) Consideration of the Auditing commission findings based on the results of the audit of the Company's financial-economic activity, the Company's annual accounting statement and reliability of the data contained in the Company's annual report and annual accounting statement.

b) Consideration of information, provided by the Auditing commission, and not related to the results of annual audit of the Company's financial-economic activity.

c) Participation in joint sessions on the issues related to the competence of the Auditing Committee and the Auditing commission.

d) Elaboration of recommendations on introducing changes and addenda to the Company's internal documents regulating the Auditing commission activity.

2.2.3. Interaction with the structural unit carrying out the functions of internal control:

a) Consideration of the Plan of audits carried out by the specified structural unit.

b) Consideration of the report based on the results of the unit's operation for a year.

c) Elaboration of recommendations on introducing changes and addenda to the Company's internal documents regulating the activity of the specified structural unit.

2.2.4. Consideration of standards and procedures of internal control in the Company:

a) Consideration, jointly with the unit carrying out the functions of internal control, of proposals and elaboration of recommendations on organization of risks management occurring in the course of the Company's financial-economic activity.

b) Consideration of proposals and elaboration, jointly with the unit carrying out the functions of internal control, of recommendations on organization of crisis situation management.

c) Evaluation of planned by the Company for the conclusion of large transactions and related party transactions as regards the information disclosure.

d) Elaboration, jointly with the unit carrying out the functions of internal control, of recommendations on the approval of operations that are beyond the scope established by the Company's annual budget.

e) Elaboration of recommendations in regard of the market value of property, offering price and redemption of the Company's issuing securities, when in accordance with current legislation and the Company's Charter the specified conditions are defined by the decision of the Board of directors.

f) Elaboration, jointly with the Company's collegiate executive body and the structural unit carrying out the functions of internal control of the Company, of the procedures of internal control.

g) Consideration, jointly with the unit carrying out the functions of internal control, of proposals and elaboration of recommendations on the improvement of internal control systems in the Company.

h) Control over the application of internal control procedures, the evaluation of the efficiency of internal control and risks management system.

2.2.5. Consideration of the Company's financial statement.

a) Operational control over the Company's financial statement.

b) Discussion and consideration of the annual financial statement and the audit results with the external auditor and the Company's management prior to its presentation for the Company's Board of directors consideration.

c) Consideration of important accounting and audit issues, adjustments, changes in the accounting policy that may affect the financial results of the Company's activity.

Other issues may be as well proposed for the Committee's consideration by the decision of the Board of directors.

3 The structure of the Committee

3.1 The Committee consists of at least three persons.

3.2 Only independent members of the Board of directors and the members of the Board of directors who are not the Company's employees may be the members of the Committee.

3.3 The Committee's Chairman is elected by the Board of directors for the management of the Committee's activity. The main task of the Committee's Chairman is to ensure neutrality while the Committee elaborates recommendations for the Company's board of directors.

3.4 The Committee should be headed by an independent director. The Chairman of the Board of directors cannot be the Committee's Chairman. The Committee's Chairman cannot be elected as the Chairman of the other Committee.

3.5 Any member of the Committee (the Chairman including) may not be elected to the structure of more than two Committees of the Company.

3.6 The persons who are not the members of the Committee and have the required professional knowledge may be involved into the Committee's work as experts without vote.

The Chairman and any member of the Committee are in the right to demand the involvement as an expert of a specialist (organization) on behalf of the Committee within the budget on the item for the payment of external experts approved by the Board of directors on the issues of public (not confidential) nature. Vested interest in the involvement of this or that specialist (organization) as an expert is not allowed.

3.7 The Company's General Director, the members of the Company's Board of directors who are not the committee's members, the members of the Company's Management board, the members of the Company's Auditing commission, the Company's auditor, the head of the structural unit carrying out the functions of internal control, other executive officers and the Company's employees may be invited to the Committee's meetings.

3.8 The Corporate secretary or a person appointed by the Committee's decision (among the committee's structure or the Company's staff) is acting as the committee's secretary.

4 Formation of the Committee

4.1 The decision on the Committee's establishment, its personal structure and the election of the Committee's Chairman is made by the Board of directors following the election of the new structure of the Board of directors.

When making the Board of directors' decision on the Committee's establishment the members of the Board of directors should be informed about the operation of the committees of the previous structure of the Board of directors.

The Committee is functioning till the election of the new structure of the Board of directors.

The changes in the structure of the Committee may be made by the Company's Board of directors in the following cases:

- Election of a new member of the Committee instead of a retired one (of one's own free will or due to apparent circumstances);
- Election of new members of the Committee in case if its structure grows;
- Early termination of powers of an active member of the Committee and/or election of a new member of the Committee by a proposal of any member of the Board of directors.

4.2. Education, professional training, experience in the area of the Committee's activity, skills in handling financial-economic documentation and other special knowledge required for the Committee's members to exercise their authorities should be taken into account when electing the Chairman and the members of the Committee. When necessary and as agreed upon with the Board of directors a member (members) of the Committee may be provided with professional training.

5 The Committee's meetings

5.1 The Committee's meetings are held in accordance with the work plan approved at the Committee's meeting and also when required, but at least once per a quarter.

The Committee's work plan is formed on the basis of the approved work plan of the Company's Board of directors and proposals made in accordance with item 5.2. and is a docket to the work plan of the Board of directors.

5.2 The Committee's Chairman approves the meeting's agenda. Herewith any member of the Committee has the right to initiate laying on the table of an additional issue related to the

Committee's competence. By mutual consent of the Committee's members the agenda may be changed and complemented. If required the Committee may abandon the discussion of the issues defined by the agenda of the current meeting in favor of other issues that have higher priority as per the opinion of the Committee's members.

The members of the Board of directors who are not the Committee's members, the Company's General Director, the members of the Company's Auditing commission, the Company's auditor, the head of the structural unit carrying out the functions of internal control, and also the experts involved for the work in the Committee may address the Committee's Chairman with the proposal to consider any issue related to the Committee's competence. Such issue may be considered at the nearest scheduled working meeting of the Committee, or if the issue is of special importance and its consideration is exigent, it may be considered at a specially convened meeting of the Committee.

The issue proposed by three or more members of the Board of directors should be considered at the earliest scheduled working meeting of the Committee or within shorter period if the issue's consideration is exigent, but with the compliance of the procedure set forth by this Provision.

5.3 The meeting is convened by the Committee's Chairman by his/her own initiative or upon a requisition of a member of the Committee.

5.4 Notification on the Committee's meeting holding, and also the forwarding of required materials to the Committee members is made within reasonable and good time, but not less than 3 business days prior to the meeting. The methods of notification and absentee voting of the Committee members are similar to those defined by the Provision on the Board of directors of OJSC "VolgaTelecom". The Committee's Chairman undertakes the required actions to make sure that the notification was duly made within good time. The invitation to the Committee's meeting of the Company's General Director, the members of the Company's Management board, the members of the Company's Auditing commission, other executive officers and employees of the Company, and also the experts involved for the work in the meeting is extended as per the procedure ensuring reasonable and good time for the invited persons to get ready for the Committee's meeting.

By mutual consent of all members of the Committee the agenda may be changed and complemented at the Committee's meeting, or at least 3 days prior to the date of the Committee's meeting. By unanimous decision of present members the Committee may abandon the discussion of the issues defined by the agenda of the current meeting in favor of other issues that have higher priority as per the opinion of the Committee members.

The Company's executive bodies should provide all required materials on the agenda's issues for the Committee's meeting.

5.5 The Committee's meetings are held in the form of joint presence or by interrogatory of the Committee members. Communication means (conference calls) may be used for holding the Committee's meetings. The persons invited to participate in the meeting, the members of the Committee including, may present their opinion on the agenda's issues in writing.

5.6 The meeting is legally qualified (has the quorum) if it is attended (written opinions are received by the meeting's beginning) by the majority of the Committee members. The lack of quorum results in the postponement of the Committee's meeting.

5.7 All the decisions of the Committee are made by the majority of votes of the Committee members participating in the meeting; herewith each member of the Committee has one vote.

5.8 Any information about the availability of vested interest of a member of the Committee while considering this or that issue should be disclosed at the Committee's meeting.

5.9 The Committee may authorize a member (members) of the Committee to explore in details some special issue of the Committee's competence and to inform the Committee on the results obtained in the course of study.

5.10 The Chairman presides the Committee's meeting. The Committee's secretary takes the minutes of the meeting and the Committee's Chairman signs it. In the course of the meeting the

opinions presented by the Committee members and the persons invited to the Committee's meeting are heard and stated in the minutes (are attached to the minutes).

5.11 The minutes of the Committee's meeting are executed in two copies.

One copy of the minutes is kept by the Committee's secretary who should ensure the access to all members of the Committee to the Committee's minutes as well as to the materials that were considered at the Committee's meetings.

The second copy of the minutes is kept by the Corporate secretary who should ensure the access to the Committee's minutes as well as to the materials considered by the members of the Board of directors at the Committee's meetings.

5.12 The Committee's recommendation (hereinafter "Recommendation") may be executed based on the results of the Committee's meeting. The Recommendation is presented to the Board of directors when the relevant issue is being considered. The Recommendation reflects the opinion of the Committee by and large. If the opinions of the Committee members do not coincide, then special opinions should be stated separately in the Recommendation.

5.13 The Committee's Chairman signs the Recommendation. The materials considered at the Committee's meeting may be attached to the Recommendation. The Committee's Chairman is responsible for timely and full notification of the Corporate secretary about this Recommendation. The Recommendation considered at the meeting of the Board of directors should be attached to the minutes of relevant meetings of the Committee and the Board of directors.

5.14 Whenever possible the Recommendation to the Board of directors should be elaborated by the Committee prior to forwarding the materials for the Board of directors meeting to the members of the Board of directors.

In case it is not possible, the Committee's Chairman after receiving information about the agenda of the forthcoming meeting of the Board of directors, if required, should notify the Corporate secretary about the fact that Recommendation will be elaborated for a particular issue of the agenda of the Board of directors meeting.

The Corporate secretary in his/her turn should bring to notice of all members of the Board of directors about this information in order to provide the opportunity of taking into account the Committee's Recommendation for those members of the Board of directors who are going to use the method of absentee voting.

6. Rights and obligations of the Committee members

6.1 The Committee members are obliged:

6.1.1 To participate in the Committee's work far and wide and to the best advantage;

6.1.2 To study the documents being presented for a meeting and at a meeting of the Committee;

6.1.3 To inform the Committee immediately about the availability of vested interest in adopting this or that decision;

6.1.4 To avoid the actions that may compromise the Committee or impeach the professionalism of its members.

6.2 The Committee members have the right:

6.2.1. To request information and documents relating to the issues of the Committee's competence from the Board of directors, the Management board, the General Director, the Auditing commission and the Company's auditor;

6.2.2. To participate in the meetings with stockholders and representatives of investment community in order to discuss the issues of the Committee's competence.

7. Remuneration of the Committee members

7.1. The Committee members during the term when they exercise their functions are paid remuneration and compensated the expenses related to their functions of the Committee members.

7.2. The procedure of remuneration of the Committee members is regulated by the Provision on the Company's Board of directors.

8. The Committee's interaction with the Company's bodies

8.1. The Committee's secretary ensures technical and procedural issues of the Committee's interaction with other bodies of the Company.

8.2. The Company's executive bodies should inform the Committee about all significant changes related to the issues of the Committee's competence.

8.3. The Chairman of the Committee should inform the Board of directors about the work of the Committee.

9. Final provisions

9.1. This Provision is approved by the Board of directors. Any changes and addenda to this Provision are introduced by the Board of directors.

APPROVED by
OJSC "VolgaTelecom"
Board of directors on
June 27, 2005.
Minutes № 35 of June 29, 2005.

Changes into the Provision on The Committee for Audit with OJSC "VolgaTelecom" Board of directors

Nizhny Novgorod city,
2005

Introduce the following changes into the Provision on the Committee for audit with the Company's Board of directors:

- Sub-item "k" of item 2.2.1. is to be stated in the wording: "k) Consideration and discussion with auditors (structural unit of bookkeeping, the unit carrying out the functions of internal control and the Company's management being involved) of the results of the audit and also of all the information and data contained in the audit prior to their presentation for consideration by the Board of directors. Evaluation of the auditor's opinion in order to present it to the Company's shareholders at annual general meeting. Supervision over the accountability of the Company's management for the auditor's recommendations".
- Item 3.2. is to be stated in the wording: "3.2. Only the members of the Company's Board of directors meeting the requirements of current legislation, these requirements being specified to the members of this Committee, may be the members of the Committee".
- Item 3.4. is to be stated in the wording: "3.4. The Committee should be headed by a member of the Board of directors meeting the requirements of current legislation, these requirements being specified to the Chairman of this Committee. The Chairman of the Board of directors cannot be the Committee's Chairman. The Committee's Chairman cannot be elected as the Chairman of the other Committee".
- Item 4.1. is to be stated in the wording: "4.1. The decision on the Committee's establishment, its individual structure and the election of the Committee's Chairman is made by the Board of directors following the election of the new structure of the Board of directors.

When making the Board of directors' decision on the Committee's establishment the members of the Board of directors should be informed about the operation of the committees of the previous structure of the Board of directors.

Since the time of election of the new structure of the Board of directors and till the adoption of the decision on establishment and formation of the committees of the newly elected Board of directors in case if the structure of the Committee meets the requirements specified by this Provision to the members of this Committee, the Committee continues to function.

Otherwise, the Committee functions till the election of the new structure of the Board of directors.

The changes in the structure of the Committee may be made by the Company's Board of directors at any time by a suggestion of any member of the Board of directors".

APPROVED by
The Board of directors of OJSC "VolgaTelecom"
24 September 2004
Minutes № 8 of 27 September 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"

_________________________ E.V.Yurchenko

PROVISION
ON STAFF AND REWARDS COMMITTEE
OF THE BOARD OF DIRECTORS OF OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

1. General provisions

1.1. The present Provision on Staff and Rewards Committee (hereinafter - "Provision") is the basic document regulating the activity of the Staff and Rewards Committee of the Board of directors of OJSC "VolgaTelecom" (hereinafter - "Committee") and defining the issues of its competence, procedure of its structure formation and its functioning.

1.2. The Committee is an auxiliary body of the Board of directors established for preliminary consideration of issues referred by the Company's Charter to the competence of the Board of directors. The Committee is not a body of the Company, and the Company acquires no civil rights and obligations through the Committee's activity.

1.3. The Committee in its activity is guided by the current legislation of Russian Federation, the Charter of the Company, the Provision on the Company's Board of directors and the present Provision. The issues of the Committee's functioning, if they are not regulated by the present Provision and other normative obligatory acts, are to be considered in accordance with recommendations provided in the Code of Corporate governance, approved by the Government of Russian Federation (the minutes of the meeting № 49 of November 28, 2001).

1.4. For the purposes of the present Provision all references to the Company are the references to OJSC "VolgaTelecom", all references to the Company's Charter and the Provision on the Board of Directors are the references to the valid version of the Charter of OJSC "VolgaTelecom" and the valid version of the Provision on the Board of Directors of OJSC "VolgaTelecom", all references to the Board of directors are the references to the Board of directors of OJSC "VolgaTelecom", all references to the internal documents of the Company are the references to the duly adopted and valid provisions subject to obligatory performance in OJSC "VolgaTelecom".

2. The purpose of creation and the competence of the Committee

2.1 The main purpose of creation of the Committee is to raise the efficiency and the quality of the Board of directors' activity by means of preliminary consideration of specific issues, referred to the Board of directors' competence and preparation of recommendations on the issues of the Committee's competence to the Board of directors.

2.2. The Committee assists in involvement of qualified specialists in the Company's management and in creation of necessary motivations for their successful activity.

2.3. The competence of the Committee comprises the following issues:

2.3.1. Defining the criteria of selection of candidates for the posts of the General Director, the Management board members;
2.3.2. Defining the principles and criteria of determining the amounts of remunerations and compensations to the Company's Board of directors' members, the General Director, Management board members, Auditing commission members;
2.3.3. Preliminary approval of candidates for the posts of branches' and representation offices' heads and dismissal of the heads of the specified structural units;
2.3.4. Consideration of the candidacy of the General Director, his/her term of office and early termination of office of the General Director;
2.3.5. Composing motions concerning the Management board structure, the definition of its term of office, and also early termination of office of the Management board members;
2.3.6. Consideration of terms and conditions of contracts (additional agreements), concluded with the General Director, the Management board members, the heads of branches and representation offices;

2.3.7. Evaluation of the activity of the Company's General Director, the Management board members;

2.3.8. Preparation of motions concerning the system of remuneration of the General Director and top management, for the Board of directors;

2.3.9. Consideration of transactions, in which there is a vested interest of the Company Board of directors' members, collegial executive body's members, the General Director when they are a party in a transaction.

Other issues may be proposed for the Committee's consideration by the Board of directors' decision.

3 The structure of the Committee

3.1 The Committee consists of at least 3 persons.

3.2 The Committee is formed by the members of the Board of directors of the Company and by the persons, who are not the members of the Board of directors of the Company. The Company's employees may not be the Committee's members.

3.3 The Chairman of the Committee is elected by the Board of directors for the purpose of guiding the Committee's activity. The main task of the Chairman of the Committee is to provide objectivity when the Committee elaborates the recommendations to the Board of directors of the Company.

3.4 The Committee is to be chaired by an independent director. The Chairman of the Board of directors cannot be the Chairman of the Committee. The Chairman of the Committee cannot be elected as the Chairman of other committee.

3.5 Any of the Committee's members (including its Chairman) cannot be elected as the member of more than two Company's Committees.

3.6 Persons who are not the Committee's members and who possess necessary professional knowledge may be involved in the Committee's work as experts with no voting rights granted to them.

The Chairman and any member of the Committee are entitled to require on behalf of the Committee, the involvement of a specialist (or an organization) as an expert on the issues of public (not confidential) nature within the limits of the budget of payment for external experts services, the budget being approved by the Board of directors. The vested interest in services of a specific specialist (organization) is not allowed.

3.7. The Company's General Director, the Company's Board of directors members, who are not the Committee's members, the Company's Management board members, the members of the Company's Auditing commission and other officials and employees of the Company may be invited to the Committee's meetings.

3.8. The Corporate secretary or a person, appointed by the decision of the Committee (from the Committee's structure or the Company's staff) acts as the secretary of the Committee.

4. Formation of the Committee.

4.1.The decision on the creation of the Committee, its personal structure and the election of the Committee's Chairman is made by the Board of directors after the election of the new structure of the Board of directors.

When the Board of directors takes the decision on the creation of the Committee the information on the activity of the Committees of the Board of directors' previous structure is to be delivered to the Board of directors' members.

The Committee functions till the new structure of the Board of directors is elected.

The structure of the Committee may be modified by the Company's Board of directors, in the following cases:

- Election of a new member of the Committee instead of the one who left the Committee (of his/her own free will or because of evident circumstances);
- Election of new members of the Committee in case of increasing its quantitative structure;
- Early termination of office of an active member of the Committee and/or the election of a new member of the Committee by the motion of any member of the Board of directors.

4.2. Education, professional training, experience of work in the area of the Committee's activity, skills of working with documents and other special knowledge, necessary for the execution by the members of the Committee of their functions are to be taken into account in the process of election of the Chairman and the members of the Committee. If necessary, as agreed upon with the Board of directors, a member(s) of the Committee may be provided with professional training

5. The meetings of the Committee

5.1. The meetings of the Committee are held in accordance with the work plan approved at the Committee's meeting, and also when required, not less than once a quarter.

The Committee's work plan is formed on the basis of the approved work plan of the Company's Board of directors, of motions submitted in accordance with item 5.2. and represents a docket to the Board of directors work plan.

5.2. The agenda of the meeting is approved by the Chairman of the Committee. Herewith any member of the Committee is entitled to initiate the inclusion of additional issue, referred to the Committee's competence into the agenda. By mutual consent of the Committee's members the agenda may be modified and amended. If necessary, the Committee may abandon the discussion of the issues defined in the agenda of the current meeting in order to solve other issues that the members of the Committee consider to be more foreground.

The members of the Board of directors who are not the members of the Committee, the General Director of the Company, the members of the Auditing commission of the Company, and also experts invited to work at the meeting of the Committee, may address to the Committee's Chairman with the proposal to consider any issue within the competence of the Committee. Such issue may be considered either at the nearest planned meeting of the Committee, or, if the issue is of special importance and its consideration cannot be postponed, at the specially called meeting of the Committee.

The issue introduced by three or more members of the Board of directors is to be considered at the nearest planned Committee's meeting or in shorter terms, if the consideration of the issue cannot be postponed, but it is subject to the procedure stipulated by the present Provision.

5.3. The meeting is called by the Chairman of the Committee on his/her own initiative or at the request of a member of the Committee

5.4. The notification about holding the meeting of the Committee, and also sending necessary materials to the Committee's members is to be made in reasonable and sufficient term, but not less that 3 business days prior to the meeting. The methods of notification and absentee voting are similar to those stipulated by the Provision on the Board of directors of OJSC "VolgaTelecom". The Chairman of the Committee takes all necessary actions to make sure that the notification has been duly effected. The General Director of the Company, the members of the Management board of the Company, the members of the Auditing commission, other officials and employees of the Company, and also the experts are invited to the meeting of the Committee as per the procedure, giving them reasonable and sufficient time for the preparation to the meeting of the Committee.

By mutual consent of all the members of the Committee the agenda may be modified and amended at the Committee's meeting or less than 3 days prior to the Committee's meeting. The Committee by unanimous resolution of its members present at the meeting may refuse to discuss

issues defined by the agenda of the current meeting, in favor of the issues that the Committee's members consider to be more foreground.

The Company's executive bodies are obliged to submit all necessary materials on the agenda issues to the Committee's meeting.

5.5. The meetings of the Committee are held either in the form of joint attendance, or by the written polling of the members of the Committee. Telecommunications facilities (conference calls) may be used to hold the meetings. The persons invited to participate in the meeting, including the members of the Committee, may express their opinion on the agenda issues in the written form.

5.6. The meeting is competent (has quorum) if the majority of Committee's members are present at the meeting (by the beginning of the meeting the written opinions are received). The lack of quorum results in the adjournment of the meeting of the Committee.

5.7. All the Committee's resolutions are passed by the majority of votes of the Committee's members, participating in the meeting, and each Committee's member has one vote.

5.8. Any information on the availability of vested interest of a member of the Committee while considering a specific issue is to be disclosed at the meeting of the Committee.

5.9. The Committee may authorize its member(s) to study in full the specific issue within the Committee's competence and to report the conclusions made after the studies to the Committee.

5.10. The meetings of the Committee are conducted by the Chairman. The minutes of the meeting is kept by the Committee's secretary and signed by the Committee's Chairman. At the meeting the opinions of the Committee's members and of the invited persons are heard and stated in the minutes (are attached to the minutes).

5.11. The minutes of the Committee's meeting is made in duplicate.

One copy is kept by the Committee's secretary, who is obliged to provide access for all the Committee's members to the Committee's minutes and to the materials, considered at the Committee's meetings.

The second copy is kept by the Corporate secretary who is obliged to provide access to the Committees' minutes and also to the materials, considered at the Committee's meetings, for the Board of directors' members.

5.12. By the results of the Committee's meeting a recommendation of the Committee may be made (hereinafter - "Recommendation"). The Recommendation is submitted to the meeting of the Board of directors, at which the relevant issue is considered. The Recommendation reflects the opinion of the entire Committee. If the opinions of the members of the Committee are different, the particular opinions are to be indicated in the Recommendation.

5.13. The Recommendation is signed by the Chairman of the Committee. The materials, considered at the meeting of the Committee, may be attached to the Recommendation. The Chairman of the Committee is responsible for bringing the Recommendations to the notice of the Corporate secretary in due time and in full. The Recommendation considered at the Board of directors' meeting is to be attached to the minutes of relevant meetings of the Committee and the Board of directors.

5.14. As far as possible, the Recommendation to the Board of directors is to be made by the Committee before sending the materials for the Board of directors' meeting to the Board of directors' members.

If it is not possible, the Committee's Chairman upon the receipt of information on the agenda of the forthcoming Board of directors' meeting, if necessary, is to inform the Corporate secretary that a Recommendation will be made for a specific issue of the Board of directors' meeting agenda.

The Corporate secretary, in his/her turn, is obliged to bring the specified information to the notice of all the Board of directors' members, in order to give the opportunity to take into account

the Committee's Recommendations, to the Board of directors' members who intend to use the method of absentee voting.

6 Rights and obligations of the members of the Committee

6.1 The members of the Committee are obliged to:

6.1.1 Participate in the Committee's work in all ways and in full;

6.1.2 Study documents, submitted at the meeting and before the meeting of the Committee;

6.1.3 Inform immediately the Committee about the availability of vested interest in making a specific decision;

6.1.4 Avoid actions compromising the Committee's competence or its members' professionalism.

6.2. The members of the Committee are entitled to:

6.2.1. Request the Board of directors, the Management board, the General Director, the Auditing commission for information and documents, concerning the issues of the Committee's competence;

6.2.2. Participate in the meetings with investors' community with the purpose to discuss the issues of the Committee's competence.

7 Remuneration of the Committee's members

7.1. The Committee's members during the time of execution by them of their functions are paid remuneration and compensated for the expenses, related to the fulfillment by them of the obligations of the Committee's members.

7.2. The procedure of remuneration of the Committee's members, who are the members of the Board of directors, is stipulated by the Provision on the Company's Board of directors.

7.3. The Committee's members who are not the members of the Board of directors, are paid quarterly remuneration, related to the execution by them of the functions of the Committee's members, in the amount of 40 000 rubles, the amount of the remuneration may be increased by the decision of the Board of directors.

8 The Committee's interaction with the Company's bodies.

8.1. The secretary of the Committee provides solution of technical and procedural matters of the Committee's interaction with others bodies of the Company.

8.2. The executive bodies of the Company should inform the Committee about all significant changes, concerning the issues of the Committee's competence.

8.3. The Committee's Chairman is to inform the Board of directors on the Committee's work.

9 Final provisions

9.1. The present Provision is approved by the Board of directors. Any changes and addenda to this Provision are introduced by the Board of directors.

APPROVED by
OJSC "VolgaTelecom"
Board of directors on
June 27, 2005.
Minutes № 35 of June 29, 2005.

Changes to the Provision on Staff and Rewards Committee with OJSC "VolgaTelecom" Board of directors

Nizhny Novgorod city,
2005

Introduce the following changes to the Provision on Staff and Rewards Committee with the Company's Board of directors:

- Item 2.3.1. is to be stated in the wording: "2.3.1. Defining the criteria of selection of candidates to the members of the Board of directors, the Management board members and for the post of the General Director, and also preliminary appraisal of the specified candidates."
- Item 2.3.6. is to be stated in the wording: "2.3.6. Elaboration of proposals on defining essential terms and conditions of contracts with the members of the Board of directors, the Management board members, the General Director and the heads of branches and representation offices".
- Item 2.3.7. is to be stated in the wording: "2.3.7. Regular appraisal of the activity of the General Director and the Management board members, and preparation for the Board of directors of suggestions of the capability of their reappointment".
- Item 3.2. is to be stated in the wording: "3.2. Only the members of the Company's Board of directors meeting the requirements of current legislation, these requirements being specified to the members of this Committee, may be the members of the Committee".
- Item 3.4. is to be stated in the wording: "3.4. The Committee should be headed by a member of the Board of directors meeting the requirements of current legislation, these requirements being specified to the Chairman of this Committee. The Chairman of the Board of directors cannot be the Committee's Chairman. The Committee's Chairman cannot be elected as the Chairman of the other Committee".
- Item 4.1. is to be stated in the wording: "4.1. The decision on the Committee's establishment, its individual structure and the election of the Committee's Chairman is made by the Board of directors following the election of the new structure of the Board of directors.

  When making the Board of directors' decision on the Committee's establishment the members of the Board of directors should be informed about the operation of the committees of the previous structure of the Board of directors.

  Since the time of election of the new structure of the Board of directors and till the adoption of the decision on establishment and formation of the committees of the newly elected Board of directors in case if the structure of the Committee meets the requirements specified by this Provision to the members of this Committee, the Committee continues to function.

  Otherwise, the Committee functions till the election of the new structure of the Board of directors.

  The changes in the structure of the Committee may be made by the Company's Board of directors at any time by a suggestion of any member of the Board of directors".
- Item 7.3. is to be excluded.

APPROVED by
The Board of directors of OJSC "VolgaTelecom"
24 September 2004
Minutes № 8 of 27 September 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
____________________E.V.Yurchenko

PROVISION
ON THE CORPORATE GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS OF OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

1. General provisions

1.1. The present Provision on the corporate governance Committee (hereinafter – "Provision") is the basic document, regulating the activity of the Committee on corporate governance of the Board of directors of OJSC "VolgaTelecom" (hereinafter - "Committee") and defining its competence issues, the procedure of its structure formation, and its functioning.

1.2. The Committee is an auxiliary body of the Board of directors established for preliminary consideration of issues referred by the Company's Charter to the competence of the Board of directors. The Committee is not a body of the Company, and the Company acquires no civil rights and obligations through the Committee's activity.

1.3. The Committee in its activity is guided by the current legislation of Russian Federation, the Charter of the Company, the Provision on the Board of directors and the present Provision. The issues of the Committee's functioning, if they are not regulated by the present Provision and other normative obligatory acts, are to be considered in accordance with recommendations provided in the Code of Corporate governance, approved by the Government of Russian Federation (the minutes of the meeting № 49 of November, 28 2001).

1.4. For the purpose of the present Provision all references to the Company are references to OJSC "VolgaTelecom", all references to the Charter and the Provision on the Board of Directors are the references to the valid version of the Charter of OJSC "VolgaTelecom" and the valid version of the Provision on the Board of Directors of OJSC "VolgaTelecom", all references to the Board of directors are the references to the Board of directors of OJSC "VolgaTelecom", all references to the internal documents of the Company are the references to the duly adopted and valid provisions subject to obligatory performance in OJSC "VolgaTelecom".

2. The purpose of creation and the competence of the Committee.

2.3 The main purpose of creation of the Committee is to raise the efficiency and the quality of the Board of directors' activity by means of preliminary consideration of specific issues, referred to the Board of directors' competence and the preparation of recommendations to the Board of directors on the issues of the Committee's competence.

2.2. The competence of the Committee comprises the following issues:

2.2.1. Key issues, concerning compliance with current legislation of the Company's documents and activity, including normative acts, capable to influence considerably the Company's activity;

2.2.2. Introduction of the Code of corporate governance provisions into the Company's activity;

2.2.3. Issues related to the convocation, preparation and holding of annual and extraordinary general shareholders meetings with due account for the use of best practice of the Company's corporate governance;

2.2.4. Introduction of modifications and amendments into the Charter and other internal documents of the Company, approved by the Company's general meeting of shareholders and the Board of directors;

2.2.5. Applying corporate transformations in the Company;

2.2.6. Disclosure of information about the Company;

2.2.7. Social responsibility of the Company;

2.2.8. Defining the basic principles of construction of the Company's organization structure;

2.2.9. Appointing and dismissal of the Company's Corporate Secretary, terms and conditions of the contract concluded with it;

2.2.10. The General Director and Management board members holding posts in management bodies of other organizations, granting permission to the General Director for paid work in other organizations;

2.2.11. Preliminary consideration of materials, prepared for meetings with shareholders, including the Company's reports for shareholders and investors;

2.2.12. Assisting in prevention of corporate conflicts, assisting and, if necessary, participation in their settlement;

2.2.13. The structure of the Company's corporate governance;

2.2.14. Rules of disclosure of information on the Company's activity;

2.2.15. Consideration of programs of cooperation with investors;

2.2.16. Elaboration of recommendations on including necessary expenditures, connected with the support of corporate governance system development, into the Company's budget and the control over the use of the specified funds.

By the Board of director's resolution other issues may be proposed for the Committee's consideration.

3 The structure of the Committee

3.1. The Committee consists of at least 3 persons.

3.2.The Committee is formed by the members of the Company's Board of directors and by the persons, who are not the members of the Board of directors of the Company. The majority of seats within the Committee structure should belong to the Board of directors' members.

3.3. The Chairman of the Committee is elected for the purpose of guiding the Board of directors Committee's activity. The main task of the Chairman of the Committee is to provide objectivity when the Committee elaborates the recommendations to the Board of directors of the Company

3.4. The Committee is chaired by the Board of directors' member who is not the Company's employee. The Chairman of the Board of directors cannot be the Chairman of the Committee. The Chairman of the Committee cannot be elected as the Chairman of other committee.

3.5. Any member of the Committee (including the Chairman) may not be elected as a member of more than two Company's committees.

3.6. Persons who are not the Committee's members and who possess necessary professional knowledge may be involved in the Committee's work as experts with no voting rights granted to them.

The Chairman and any member of the Committee are entitled to require on behalf of the Committee, the involvement of a specialist (or an organization) as an expert on the issues of public (not confidential) nature within the limits of the budget of payment for external experts services, the budget being approved by the Board of directors. The vested interest in services of a specific specialist (organization) is not allowed.

3.7. The Company's General Director, the Company's Board of directors members, who are not the Committee's members, the Company's Management board members, the members of the Company's Auditing commission and other officials and employees of the Company may be invited to the Committee meetings.

3.8. The Corporate secretary or a person, appointed by the resolution of the Committee (from the Committee's structure or the Company's staff) acts as the secretary of the Committee.

4. Formation of the Committee

4.1. The resolution on the creation of the Committee, its personal structure and the election of the Committee Chairman is passed by the Board of directors after the election of the new structure of the Board of directors.

When the Board of directors passes the resolution on the creation of the Committee the information on the activity of the Committees of the Board of directors of the previous structure is to be delivered to the Board of directors' members.

The Committee functions till the new structure of the Board of directors is elected.

The structure of the Committee may be modified by the Company's Board of directors, in the following cases:

- Election of a new member of the Committee instead of the one who left the Committee (of his/her own free will or because of evident circumstances);
- Election of new members of the Committee in case of increasing its quantitative structure;
- Early termination of office of an active member of the Committee and/or the election of a new member of the Committee by the motion of any member of the Board of directors.

4.2. Education, professional training, experience of work in the area of the Committee's activity, skills of working with documents and other special knowledge, necessary for the execution by the members of the Committee of their functions are to be taken into account in the process of election of the Chairman and the members of the Committee. If necessary, as agreed upon with the Board of directors, a member(s) of the Committee may be provided with professional training

5. The meetings of the Committee

5.1. The meetings of the Committee are held in accordance with the work plan approved at the Committee's meeting, and also when required, not less than once a quarter.

The Committee's work plan is formed on the basis of the approved work plan of the Company's Board of directors, of motions submitted in accordance with item 5.2. and represents the docket to the Board of directors work plan.

5.2. The agenda of the meeting is approved by the Chairman of the Committee. Herewith any member of the Committee is entitled to initiate the inclusion of additional issue, referred to the Committee's competence into the agenda. By mutual consent of the Committee's members the agenda may be modified and amended. If necessary, the Committee may abandon the discussion of the issues defined in the agenda of the current meeting in order to solve other issues that the members of the Committee consider to be more foreground.

The members of the Board of directors who are not the members of the Committee, the General Director of the Company, the members of the Auditing commission of the Company, and also the experts invited to work at the meeting of the Committee, may address to the Chairman with the proposal to consider any issue within the competence of the Committee. Such issue may be considered either at the nearest planned meeting of the Committee, or, if the issue is of special importance and its consideration cannot be postponed, at the specially called meeting of the Committee.

The issue introduced by three or more members of the Board of directors is to be considered at the nearest planned Committee's meeting or in shorter terms, if the consideration of the issue cannot be postponed, but it is subject to the procedure stipulated by the present Provision.

5.3. The meeting is called by the Chairman of the Committee on his/her own initiative or at the request of a member of the Committee

5.4. The notification about holding the meeting of the Committee, and also sending necessary materials to the Committee's members is to be made in reasonable and sufficient term, but not less that 3 business days prior to the meeting. The methods of notification and absentee voting are similar to those stipulated by the Provision on the Board of directors of OJSC "VolgaTelecom". The Chairman of the Committee takes all necessary actions to make sure that the notification has been duly effected. The General Director of the Company, the members of the Management board of the Company, the members of the Auditing commission, other officials and employees of the Company, and also the experts are invited to the meeting of the Committee as per the procedure, giving them reasonable and sufficient time for the preparation to the meeting of the Committee.

By mutual consent of all the members of the Committee the agenda may be modified and amended at the Committee's meeting or less than 3 days prior to the Committee's meeting. The Committee by unanimous resolution of its members present at the meeting may refuse to discuss

issues defined by the agenda of the current meeting, in favor of the issues that the Committee's members consider to be more foreground.

The Company's executive bodies are obliged to submit all necessary materials on the agenda issues to the Committee's meeting.

5.5. The meetings of the Committee are held either in the form of joint attendance, or by the written polling of the members of the Committee. Telecommunications facilities (conference calls) may be used to hold the meetings. The persons invited to participate in the meeting, including the members of the Committee, may express their opinion on the agenda issues in the written form.

5.5. The meeting is competent (has quorum) if the majority of Committee's members are present at the meeting (by the beginning of the meeting the written opinions are received). The lack of quorum results in the adjournment of the meeting of the Committee.

5.7. All the Committee's resolutions, except for the resolutions of the issue stipulated in item 2.2.12, are passed by the majority of votes of the Committee's members, participating in the meeting, and each Committee's member has one vote.

The Committee's members who are the Company's officials do not participate in voting on the issue stipulated by item 2.2.12.

5.8. Any information about vested interest of a member of the Committee while considering a specific issue is to be disclosed at the meeting of the Committee.

5.9. The Committee may authorize its member(s) to study in full the specific issue within the Committee's competence and to report the conclusions made after the studies to the Committee.

5.10. The meetings of the Committee are conducted by the Chairman. The minutes of the meeting is kept by the Committee's secretary and signed by the Committee's Chairman. At the meeting the opinions of the Committee's members and of the invited persons are heard and reflected in the minutes (are attached to the minutes).

5.11. The minutes of the Committee's meeting is made in duplicate.

One copy is kept by the Committee's secretary, who is obliged to provide access to all the Committee's members to the Committee's minutes and to the materials, considered at the Committee's meetings.

The second copy is kept by the Corporate secretary who is obliged to provide access to the Committees' minutes and also to the materials, considered at the Committee's meetings, for the Board of directors' members who are not the Committee's members.

5.12. By the results of the Committee's meeting a recommendation of the Committee may be made (hereinafter- "Recommendation"). The Recommendation is submitted to the meeting of the Board of directors, at which the relevant issue is considered. The Recommendation reflects the opinion of the entire Committee. If the opinions of the members of the Committee are different, the particular opinions are to be indicated in the Recommendation.

5.13. The Recommendation is signed by the Chairman of the Committee. The materials, considered at the meeting of the Committee, may be attached to the Recommendation. The Chairman of the Committee is responsible for bringing the Recommendations to the notice of the Corporate secretary in due time and in full. The Recommendation considered at the Board of directors meeting is to be attached to the minutes of relevant meetings of the Committee and the Board of directors.

5.14. As far as possible, the Recommendation to the Board of directors is to be executed by the Committee before sending the materials for the Board of directors' meeting to the Board of directors' members.

If it is not possible, the Committee's Chairman upon the receipt of information on the agenda of the forthcoming Board of directors' meeting, if necessary, is to inform the Corporate secretary that a Recommendation will be executed for a specific issue of the Board of directors' meeting agenda.

The Corporate secretary, in his/her turn, is obliged to bring the specified information to the notice of all members of the Board of directors, in order to give the opportunity to take into account the Committee's Recommendations, to the Board of directors' members who intend to use the method of absentee voting.

6 Rights and obligations of the members of the Committee

6.1 The members of the Committee are obliged to:

6.1.1 Participate in the Committee's work in all ways and in full;

6.1.2 Study documents, submitted at the meeting and before the meeting of the Committee;

6.1.3 Inform immediately the Committee about the availability of vested interest while making a specific decision;

6.1.4 Avoid actions compromising the Committee's competence or its members' professionalism.

6.2. The members of the Committee are entitled to:

6.2.1. Request the Board of directors, the Management board, the General Director, the Auditing commission for information and documents, concerning the issues of the Committee's competence;

6.2.2. Participate in the meetings with investors' community with the purpose to discuss the issues of the Committee's competence.

7 Remuneration of the Committee's members

7.1. The Committee's members during the time of execution by them of their functions are paid remuneration and compensated for the expenses, related to the fulfillment by them of the obligations of the Committee's members.

7.2. The procedure of remuneration of the Committee's members, who are the members of the Board of directors, is stipulated by the Provision on the Company's Board of directors.

7.3. The Committee's members who are not the members of the Board of directors, are paid quarterly remuneration, related to the execution by them of the functions of the Committee's members, in the amount of 40 000 rubles, the amount of remuneration may be increased by the resolution of the Board of directors.

8 The Committee' interaction with the Company's bodies.

8.1. The secretary of the Committee provides solution of technical and procedural matters of the Committee's interaction with others bodies of the Company.

8.2.The executive bodies of the Company should inform the Committee about all significant changes, concerning the issues of the Committee's competence.

8.3. The Committee's Chairman is to inform the Board of directors on the Committee's work.

9 Final provisions

9.1. The present Provision is approved by the Board of directors. Any changes and addenda to this Provision are introduced by the Board of directors.

APPROVED by
OJSC "VolgaTelecom"
Board of directors on
June 27, 2005.
Minutes № 35 of June 29, 2005.

Changes to the Provision on Corporate Governance Committee with OJSC "VolgaTelecom" Board of directors

Nizhny Novgorod city,
2005

Introduce the following changes into the Provision on Corporate Governance Committee with the Company's Board of directors:

- Item 4.1. is to be stated in the wording: "4.1. The resolution on the creation of the Committee, its individual structure and the election of the Committee's Chairman is passed by the Board of directors after the election of the new structure of the Board of directors.

When making the Board of directors' decision on the Committee's establishment the members of the Board of directors should be informed about the operation of the committees of the previous structure of the Board of directors.

Since the time of election of the new structure of the Board of directors and till the adoption of the decision on establishment and formation of the committees of the newly elected Board of directors in case if the structure of the Committee meets the requirements specified by this Provision to the members of this Committee, the Committee continues to function.

Otherwise, the Committee functions till the election of the new structure of the Board of directors.

The changes in the structure of the Committee may be made by the Company's Board of directors at any time by a suggestion of any member of the Board of directors".

APPROVED by
The Board of directors of OJSC "VolgaTelecom"
24 September 2004
Minutes № 8 of 27 September 2004

The Chairman of the Board of directors of OJSC "VolgaTelecom"

_____________________ E.V.Yurchenko

PROVISION
ON STRATEGIC DEVELOPMENT COMMITTEE
OF THE BOARD OF DIRECTORS OF OJSC "VolgaTelecom"

Nizhny Novgorod city
2004

1. General provisions

1.1. The present Provision on Strategic development Committee (hereinafter -"Provision") is the basic document regulating the activity of the Strategic development Committee of the Board of directors of OJSC "VolgaTelecom" (hereinafter - "Committee") and defining the issues of its competence, procedure of its structure formation and its functioning.

1.2. The Committee is an auxiliary body of the Board of directors established for preliminary consideration of issues referred by the Company's Charter to the competence of the Board of directors. The Committee is not a body of the Company, and the Company acquires no civil rights and obligations through the Committee's activity.

1.3. The Committee in its activity is guided by the current legislation of Russian Federation, the Charter of the Company, the Provision on the Company's Board of directors and the present Provision. The issues of the Committee's functioning, if they are not regulated by the present Provision and other normative obligatory acts, are to be considered in accordance with recommendations provided in the Code of Corporate governance, approved by the Government of Russian Federation (the minutes of the meeting № 49 of November 28, 2001).

1.4. For the purpose of the present Provision all references to the Company are the references to OJSC "VolgaTelecom", all references to the Company's Charter and the Provision on the Board of Directors are the references to the valid version of the Charter of OJSC "VolgaTelecom" and the valid version of the Provision on the Board of Directors of OJSC "VolgaTelecom", all references to the Board of directors are the references to the Board of directors of OJSC "VolgaTelecom", all references to the internal documents of the Company are the references to the duly adopted and valid provisions subject to obligatory performance in OJSC "VolgaTelecom".

2. The purpose of creation and the competence of the Committee.

2.1 The main purpose of creation of the Committee is to raise the efficiency and the quality of the Board of directors' activity by means of preliminary consideration of specific issues, referred to the Board of directors' competence and preparation of recommendations on the issues of the Committee's competence to the Board of directors.

2.2. The competence of the Committee comprises consideration of the following issues:

2.2.1. Motions concerning the priorities of the Company's activity, including budgets of different levels, perspective plans, Company's development strategies and programs;

2.2.2. Motions concerning perfection of budgeting system, of investment planning process, monitoring and analysis in the Company;

2.2.3. Motions concerning basic indexes of efficiency and the Company's financial activity management system;

2.2.4. Motions concerning the Company's investment policy for the purpose of development and upgrading of the regional communication networks;

2.2.5. Motions concerning the strategy of operations with joint-stock and borrowed capital;

2.2.6. Motions concerning the policy of assets and liquidity management;

2.2.7. Motions concerning capitalization increase strategy;

2.2.8. Motions concerning the Company's dividend policy;

2.2.9. Motions concerning defining the procedure of the Company's interaction with organizations, in the capital of which the Company participates;

2.2.10. Motions concerning the policy in the sphere of M&A transactions and the sale of capital assets;

2.2.11. Preparation of recommendations for the procedure of a transaction within the Board of directors Committee's competence;

2.2.12. Consideration of material transactions which the Company plans to conclude.

By the Board of directors' resolution other issues may be proposed to the consideration of the Committee.

3 The structure of the Committee

3.1 The Committee consists of at least 3 persons.

3.2 The Committee is formed by the members of the Board of directors of the Company and by the persons who are not the members of the Board of directors of the Company. The majority of seats in the Committee's structure should belong to the Board of directors' members.

3.3 The Chairman of the Committee is elected by the Board of directors for the purpose of guiding the Committee's activity. The main task of the Chairman of the Committee is to provide objectivity when the Committee elaborates the recommendations to the Board of directors of the Company.

3.4 The Committee is to be chaired by a member of the Board of directors, who is not the Company's employee. The Chairman of the Board of directors cannot be the Chairman of the Committee. The Chairman of the Committee cannot be elected as the Chairman of other committee.

3.5 Any of the Committee's members (including its Chairman) cannot be elected as the member of more than two Company's Committees.

3.6 Persons who are not the Committee's members and who possess necessary professional knowledge may be involved in the Committee's work as experts with no voting rights granted to them.

The Chairman and any member of the Committee are entitled to require on behalf of the Committee, the involvement of a specialist (or an organization) as an expert on the issues of public (not confidential) nature within the limits of the budget of payment for external experts services, the budget being approved by the Board of directors. The vested interest in services of a specific specialist (organization) is not allowed.

3.7. The Company's General Director, the Company Board of directors' members, who are not the Committee's members, the Company's Management board members, the members of the Company's Auditing commission and other officials and employees of the Company may be invited to the Committee meetings if necessary.

3.8. The Corporate secretary or a person, appointed by the decision of the Committee (from the Committee's structure or the Company's staff) acts as the secretary of the Committee.

4. Formation of the Committee

4.1.The decision on the creation of the Committee, its personal structure and the election of the Committee's Chairman is made by the Board of directors after the election of the new structure of the Board of directors.

When the Board of directors takes the decision on the creation of the Committee the information on the activity of the Committees of the Board of directors' previous structure is to be delivered to the Board of directors' members.

The Committee functions till the new structure of the Board of directors is elected.

The structure of the Committee may be modified by the Company's Board of directors, in the following cases:

- Election of a new member of the Committee instead of the one who left the Committee (of his/her own free will or because of evident circumstances);
- Election of new members of the Committee in case of increasing its quantitative structure;
- Early termination of office of an active member of the Committee and/or the election of a new member of the Committee by the motion of any member of the Board of directors.

4.2. Education, professional training, experience of work in the area of the Committee's activity, skills of working with documents and other special knowledge, necessary for the execution by the members of the Committee of their functions are to be taken into account in the process of election of the Chairman and the members of the Committee. If necessary, as agreed upon with the Board of directors, a member(s) of the Committee may be provided with professional training

5. The meetings of the Committee

5.1. The meetings of the Committee are held in accordance with the work plan approved at the Committee's meeting, and also when required, not less than once a quarter.

The Committee's work plan is formed on the basis of the approved work plan of the Company's Board of directors, of motions submitted in accordance with item 5.2. and represents a docket to the Board of directors work plan.

5.2. The agenda of the meeting is approved by the Chairman of the Committee. Herewith any member of the Committee is entitled to initiate the inclusion of additional issue, referred to the Committee's competence into the agenda. By mutual consent of the Committee's members the agenda may be modified and amended. If necessary, the Committee may abandon the discussion of the issues defined in the agenda of the current meeting in order to solve other issues that the members of the Committee consider to be more foreground.

The members of the Board of directors who are not the members of the Committee, the General Director of the Company, the members of the Auditing commission of the Company, and also experts invited to work at the meeting of the Committee, may address to the Committee's Chairman with the proposal to consider any issue within the competence of the Committee. Such issue may be considered either at the nearest planned meeting of the Committee, or, if the issue is of special importance and its consideration cannot be postponed, at the specially called meeting of the Committee.

5.3. The issue introduced by three or more members of the Board of directors is to be considered at the nearest planned Committee's meeting or in shorter terms, if the consideration of the issue cannot be postponed, but it is subject to the procedure stipulated by the present Provision. The meeting is called by the Chairman of the Committee on his/her own initiative or at the request of a member of the Committee

5.4. The notification about holding the meeting of the Committee, and also sending necessary materials to the Committee's members is to be made in reasonable and sufficient term, but not less that 3 business days prior to the meeting. The methods of notification and absentee voting are similar to those stipulated by the Provision on the Board of directors of OJSC "VolgaTelecom". The Chairman of the Committee takes all necessary actions to make sure that the notification has been duly effected. The General Director of the Company, the members of the Management board of the Company, the members of the Auditing commission, other officials and employees of the Company, and also the experts are invited to the meeting of the Committee as per the procedure, giving them reasonable and sufficient time for the preparation to the meeting of the Committee.

By mutual consent of all the members of the Committee the agenda may be modified and amended at the Committee's meeting or less than 3 days prior to the Committee's meeting. The Committee by unanimous resolution of its members present at the meeting may refuse to discuss issues defined by the agenda of the current meeting, in favor of the issues that the Committee's members consider to be more foreground.

The Company's executive bodies are obliged to submit all necessary materials on the agenda issues to the Committee's meeting.

5.5. The meetings of the Committee are held either in the form of joint attendance, or by the written polling of the members of the Committee. Telecommunications facilities (conference calls)

may be used to hold the meetings. The persons invited to participate in the meeting, including the members of the Committee, may express their opinion on the agenda issues in the written form.

5.6. The meeting is competent (has quorum) if the majority of Committee's members are present at the meeting (by the beginning of the meeting the written opinions are received). The lack of quorum results in the adjournment of the meeting of the Committee.

5.7. All the Committee's resolutions are passed by the majority of votes of the Committee's members, participating in the meeting, and each Committee's member has one vote.

5.8. Any information on the availability of vested interest of a member of the Committee while considering a specific issue is to be disclosed at the meeting of the Committee.

5.9. The Committee may authorize its member(s) to study in full the specific issue within the Committee's competence and to report the conclusions made after the studies to the Committee.

5.10. The meetings of the Committee are conducted by the Chairman. The minutes of the meeting is kept by the Committee's secretary and signed by the Committee's Chairman. At the meeting the opinions of the Committee's members and of the invited persons are heard and stated in the minutes (are attached to the minutes).

5.11. The minutes of the Committee's meeting is made in duplicate.

One copy is kept by the Committee's secretary, who is obliged to provide access for all the Committee's members to the Committee's minutes and to the materials, considered at the Committee's meetings.

The second copy is kept by the Corporate secretary who is obliged to provide access to the Committees' minutes and also to the materials, considered at the Committee's meetings, for the Board of directors' members.

5.12. By the results of the Committee's meeting a recommendation of the Committee may be made (hereinafter - "Recommendation"). The Recommendation is submitted to the meeting of the Board of directors, at which the relevant issue is considered. The Recommendation reflects the opinion of the entire Committee. If the opinions of the members of the Committee are different, the particular opinions are to be indicated in the Recommendation.

5.13. The Recommendation is signed by the Chairman of the Committee. The materials, considered at the meeting of the Committee, may be attached to the Recommendation. The Chairman of the Committee is responsible for bringing the Recommendations to the notice of the Corporate secretary in due time and in full. The Recommendation considered at the Board of directors' meeting is to be attached to the minutes of relevant meetings of the Committee and the Board of directors.

5.14. As far as possible, the Recommendation to the Board of directors is to be made by the Committee before sending the materials for the Board of directors' meeting to the Board of directors' members.

If it is not possible, the Committee's Chairman upon the receipt of information on the agenda of the forthcoming Board of directors' meeting, if necessary, is to inform the Corporate secretary that a Recommendation will be made for a specific issue of the Board of directors' meeting agenda.

The Corporate secretary, in his/her turn, is obliged to bring the specified information to the notice of all the Board of directors' members, in order to give the opportunity to take into account the Committee's Recommendations, to the Board of directors' members who intend to use the method of absentee voting.

6 Rights and obligations of the members of the Committee

6.1 The members of the Committee are obliged to:

6.1.1 Participate in the Committee's work in all ways and in full;

6.1.2 Study documents, submitted at the meeting and before the meeting of the Committee;

6.1.3 Inform immediately the Committee about the availability of vested interest in making a specific decision;

6.1.4 Avoid actions compromising the Committee's competence or its members' professionalism.

6.2. The members of the Committee are entitled to:

6.2.1. Request the Board of directors, the Management board, the General Director, the Auditing commission for information and documents, concerning the issues of the Committee's competence;

6.2.2. Participate in the meetings with investors' community with the purpose to discuss the issues of the Committee's competence.

7 Remuneration of the Committee's members

7.1. The Committee's members during the time of execution by them of their functions are paid remuneration and compensated for the expenses, related to the fulfillment by them of the obligations of the Committee's members.

7.2. The procedure of remuneration of the Committee's members, who are the members of the Board of directors, is stipulated by the Provision on the Company's Board of directors.

7.3. The Committee's members who are not the members of the Board of directors, are paid quarterly remuneration, related to the execution by them of the functions of the Committee's members, in the amount of 40 000 rubles, the amount of the remuneration may be increased by the decision of the Board of directors.

8 The Committee's interaction with the Company's bodies.

8.1. The secretary of the Committee provides solution of technical and procedural matters of the Committee's interaction with others bodies of the Company.

8.2. The executive bodies of the Company should inform the Committee about all significant changes, concerning the issues of the Committee's competence.

8.3. The Committee's Chairman is to inform the Board of directors on the Committee's work.

9 Final provisions

9.1. The present Provision is approved by the Board of directors. Any changes and addenda to this Provision are introduced by the Board of directors.

APPROVED by
OJSC "VolgaTelecom"
Board of directors on
June 27, 2005.
Minutes № 35 of June 29, 2005.

Changes to the Provision on Strategic Development Committee with OJSC "VolgaTelecom" Board of directors

Nizhny Novgorod city,
2005

Introduce the following changes to the Provision on Strategic Development Committee with the Company's Board of directors:

- Item 4.1. is to be stated in the wording: "4.1. The decision on the Committee's establishment, its individual structure and the election of the Committee's Chairman is made by the Board of directors following the election of the new structure of the Board of directors.

When making the Board of directors' decision on the Committee's establishment the members of the Board of directors should be informed about the operation of the committees of the previous structure of the Board of directors.

Since the time of election of the new structure of the Board of directors and till the adoption of the decision on establishment and formation of the committees of the newly elected Board of directors in case if the structure of the Committee meets the requirements specified by this Provision to the members of this Committee, the Committee continues to function.

Otherwise, the Committee functions till the election of the new structure of the Board of directors.

The changes in the structure of the Committee may be made by the Company's Board of directors at any time by a suggestion of any member of the Board of directors".

APPROVED

By OJSC “VolgaTelecom” Board of directors

March 11, 2004

The Code of corporate governance of OJSC “VolgaTelecom”

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the

Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing of harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. the procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general

meeting of stockholders at least 30 days prior to the date of its holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials0 in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,
- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of

all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess less than 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the management organization of the Company;

- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;

- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);

- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;

- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;

- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);

- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in his personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders)

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short-term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies.

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the

members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company.

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders".
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his functions are performed by the Secretary of the Board of directors or by corresponding structural subdivisions of the Company.

7. The disclosure of information about the Company.

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru.

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;

- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;
- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors ;
- information about the General director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Auditing committee's certificate;
- independent Auditors' report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company.

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee mem-

bers and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. The candidature of the independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with him. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares, is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru.

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is effected in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in more short terms.

10. The settlement of corporate conflicts.

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information they dispose and which concerns the conflict and also documents, clarify the provisions of the legislation on joint- stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of a dispute.

10.7. In the case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Closing provisions.

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

Summary of the Amendments

to the Code of the Corporate Behavior of VolgaTelecom OJSC

as approved by Board of Directors

on September 24, 2004

(minutes No. 8 September 27, 2004).

The document introduces amendments to the provisions on the committees of the Board of Directors of VolgaTelecom OJSC.

(Original full document in Russian is enclosed herewith)

УТВЕРЖДЕНО
Советом директоров ОАО «ВолгаТелеком»
24 сентября 2004 года
Протокол № 8 от 27 сентября 2004 г.

Председатель Совета директоров
ОАО «ВолгаТелеком»
_______________ Е.В. Юрченко

Изменения в Кодекс корпоративного поведения ОАО «ВолгаТелеком»

г. Нижний Новгород 2004 г.

В статье 4 «Совет директоров Общества» п. 4.22. изложить в редакции «Для эффективного осуществления функций Совета директоров Общество создает Комитеты Совета директоров, реализующие функции по корпоративному управлению, кадрам и вознаграждениям, стратегическому развитию, аудиту и др.

Комитеты предназначены для предварительного рассмотрения вопросов, относящихся к компетенции Совета директоров, и подготовки по ним рекомендаций Совету директоров».

APPROVED by
OJSC "VolgaTelecom" Board of directors
On May 20, 2005
Minutes № 30 of May 23, 2005

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
________________________ E.V.Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2005

In article 3 "General meeting of stockholders" item 3.17. is to be stated in the wording:
"3.17. In order to provide the stockholders the capability of getting answers to their questions the Company ensures the presence of General Director, the members of the Management board, the members of the Board of directors, the members of the Company's Auditing committee and the Company's Auditor at the general meeting of stockholders".

In article 4 "The Company's Board of directors" item 4.20. is to be stated in the wording:
"4.20. To notify in writing the Board of directors about possession of the Company's securities and also about purchase and sale of the Company's securities, of its affiliate and dependent companies, to disclose the information about made transactions with such securities (quantity, type of securities, date of sale or acquisition) not later than 5 days since the date of their settlement".

In article 4 "The Company's Board of directors" item 4.21. is to be stated in the wording:
"4.21. The motion about nominating the candidates for the election to the Company's Board of directors must contain the following data about a candidate:
-Surname, name and patronymic name;
-Year of birth,
- Citizenship;
-Education (specialty in diploma),
- Principal place of employment and post;
-Data about posts held during the last 5 years, the posts;
-About membership in management bodies of commercial and non-commercial organizations and about holding posts in other legal entities, and also about nomination to members of boards or for election (appointment) to a post in other legal entities;
-Data about relations with affiliated entities/persons and large counterparties of the Company".

In article 4 "The Company's Board of directors" items 4.20.-4.23. are to be considered to be items 4.22-4.25. correspondingly.

In article 5 "The Company's executive bodies" item 5.10. is to be stated in the wording:
"5.10. General Director and the members of the Management board must notify in writing the Board of directors about possession of the Company's securities, and also about purchase and sale of the Company's securities, of its affiliate and dependent companies, disclose the information about made transactions with such securities (quantity, type of securities, date of sale or acquisition) not later than 5 days since the date of their settlement".

In article 5 "The Company's executive bodies" items 5.10.-5.11. are to be considered to be items 5.11.-5.12. correspondingly.

In article 9 "Dividends" item 9.5. is to be stated in the wording:
"9.5. The dividends declared by the Company may be paid both by monetary assets and by other property in case if the general meeting of stockholders of the Company passed the resolution on payment of dividends in non-monetary form".

APPROVED by
OJSC "VolgaTelecom" Board of directors
On September 20, 2006
Minutes № 7 of September 20, 2006

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
____________________ S.I. Kuznetsov

Changes and addenda to the Code of corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city
2006

1. To add item 11 to the Table of contents:

"11. Corporate ethics";

2. Paragraph 2 of item 4.18. of article 4 "The Company's Board of directors" is to be stated in the wording:

"- **who was not** during the last three years and who is not currently an official (manager) or the Company's employee, and also an executive officer or an employee of the Company's management company";

3. To add article 11 "Corporate ethics" as follows:

"11. Corporate ethics.

11.1. Standards and principles of the Company's corporate ethics.

Ethical standards of business communication are the basis of corporate governance policy formation.

The members of the Board of directors, executive bodies, heads of branches and subdivisions, the Company's employees are obliged to perform their professional functions bona fide and reasonably, preventing conflicts of interests where possible. They must ensure compliance of their activity with requirements of effective legislation, ethical standards and generally accepted norms of business intercourse.

Passing resolutions by the members of the Board of directors, executive bodies and other executive officers of the Company should be based on the principles of transparency and adequacy. Executive officers provide each other with reliable information timely, without confidentiality standards violation and with due account for the resolutions passed by the general meeting of shareholders, the Board of directors, collegial executive body of the Company.

Basic standards and principle of business ethics of the Company's employees comprise:

- Compliance with requirements of effective legislation, the Company's charter, internal regulatory documents;
- Obeying the rules of flow of documents as established in the Company;
- Internal information protection;
- Observance of confidentiality;
- Resolutions of conflicts by means of negotiations and coordination;
- Readiness for changes;
- Result orientation;
- Efficient communication;
- Customer orientation;
- Intention to improve professional skills level;
- Loyalty to the Company;
- Reasonable activity, vigor, creativity;
- Support of suggestions and intention to improve the efficiency of Company's activity;
- Discipline;
- Efficient use of working hours, assets, resources and property of the Company;
- Treating the work not only as a means of getting income and professional growth, but also as the method of satisfaction of wants in self-expression;

- Wearing official uniform for the employees of service centers. The employees not provided with uniform (clothes and shoes), are authorized not to observe clothes uniformity, though any clothes should be of business style, lenten and usual, but not extravagant;
- Other standards imposed by the best practice and traditions, established in the industry during the entire history of communication development in Russia.

11.2. Formation and maintaining of the Company's positive image

Formation of the Company's positive image is the long-run objective. The basic factors of the Company's positive image are the following:

- Organization of external and internal communications forming permanent informational flow on all the aspects of the Company's activity;
- Observance of principles of "information transparency" while working with different community groups;
- Formation and development of corporate culture, support of corporate cultural values inside the Company;
- The Company's social policy and ensuring of employees' incentive.

11.3. Formation and development of corporate style

The Company's corporate style is formed on the basis of the mission, strategic goals and tasks of the Company in accordance with basic principles of corporate culture.

External features of corporate style are expressed in the Company's corporate symbolism (color, logo, flag, emblem, uniform, trademarks and other elements), reflected in visual perception of the Company's objects (offices, buildings, constructions) and its staff, and also in special accessories.

Corporate style is an important factor affecting the Company's reputation and its public relations development strategy.

Other element of corporate style is the compliance with information policy basic principles defining the standards of the Company's external and internal communications (at preparation and posting of information in corporate mass media, at web-sites, in e-mails, information memoranda, etc.).

11.4. Observance of ethical norms of corporate governance.

Aside from the most complete observance of rights and satisfaction of interests of its shareholders, the Company undertakes obligations on ethical norms observance in relations with other groups of interested parties.

11.4.1. Relationship with employees

The Company bears heavy responsibility with respect to its employees. Basic principles that the Company follows in relations with its employees:

• observance of legislation, internal documents of the Company, collective agreement terms and conditions, labor contracts terms and conditions;

• providing safety of labor and conditions meeting the requirements of labor protection and worker health;

• proving employees with uniform (clothes and shoes) and individual means of protection depending on actual conditions of labor and season;

• the principle of employees' recruitment, labor remuneration and career development without any discrimination;

• respect for the employees' rights to participate in union activity;

• efficient schemes of consultations with employees concerning their labor conditions and other issues, which will directly affect them at work;

• clearly formulated and public principles of labor remuneration, privileges, career development and other labor conditions;

• taking care of the employees' welfare upon the whole, the specified care being confirmed including but not limited to timely and complete transfer by the Company of mandatory or voluntary contributions to pension funds for the employees;

• acknowledgement of sovereignty of personality and inviolability of its dignity.

The Company's employees should keep to the following rules in relations with each other:

- good feeling and openness of the Company's employees;
- honesty and decency;
- mutual respect and correctness;
- cooperation and mutual assistance between the employees of subdivisions at accurate and consistent fulfillment of duty regulations;
- respect for individuality and the rights of the Company's employees.

11.4.2. Relationship with partners (suppliers)

Fairness and glasnost in relations with partners (suppliers) are important elements of the Company's sound corporate practice, as they establish conditions for providing long-term cooperation and reliability on the part of partners (suppliers). The Company is guided by the following principles in relationship with partners (suppliers):

• to follow clear and public principles of procurement;

• to avoid business with partners (suppliers) trying to turn the supplies into the business of their vested interests;

• to maintain strictly business relationship with partners (suppliers), including with the Company's shareholders. To refrain from transactions with transfer prices usage, when the prices do not reflect the real cost of acquired goods and services, but are established to the advantage of certain persons and to the detriment of other shareholders, creditors or other interested parties;

• to fulfill bona fide the obligations undertaken to the partners (suppliers);

• to refrain form purchases of materials which are forbidden for trading by international ecologic and other conventions;

• to establish and maintain mutually advantageous commercial relations with suppliers and other partners being guided by the principles of mutual respect and compromise;

• to strain after pre-trial settlement of disputes for the purposes of their competent resolution by means of negotiations and maintaining partner relations with partners (suppliers).

11.4.3. Relationship with community

As the Company is one of the largest enterprises of the region where it is located, well-formed public relations and relations with population of the region are of great importance.

The Company undertakes to:

• take into account situations provoking anxiety of the local population, making maximum efforts to prevent such situations, if it is related to the Company's activity;

• contact and if necessary consult local population and appropriate groups expressing the interests of the community;

• take into account the impact of its activity on the environment and comply with all effective environmental laws and standards.

11.4.4. Relationship with governmental and local authorities

The underlying principles of the Company's activity are the following:

• payment of all bona fide accrued taxes;
• observance of legislation requirements and business ethics standards;
• receipt of all governmental licenses and other authorizations and approvals necessary for carrying out the activity;
• keeping terms with local and central authorities without personal interest, without resort to illegal methods of influencing administrative decisions making.

11.4.5. Relationship with clients

The most important component of the Company's activity success is the availability of stable client base. In relations with its clients the Company adheres to the following rules:

• rendering the services of constantly high quality and at competitive prices;

• glasnost in relationships with clients and providing them with reliable data on mature market of telecommunication services in the region of residence, on the changes, improvements and new services provided by the Company;

• record of all aspects of clients' servicing, including general reliability and high quality of services, prompt processing of complaints and reaction to them;

• long-term relationship with clients and non-admission of using favorable market conditions for deriving maximum up-to-the-minute profit;

• individual approach to each client;

• politeness, respect and patience with respect to the Company's clients."

APPROVED by
The Board of directors of OJSC "VolgaTelecom"
Minutes № 26 of March 30, 2005
The Chairman of the Board of directors of
OJSC "VolgaTelecom"

________________________ E.V.Yurchenko

Dividend policy
regulations of
OJSC "VolgaTelecom"

Nizhny Novgorod city 2005

Table of contents:

1. General provisions

1.1 The present Dividend Policy Regulations of Open Joint Stock Company "VolgaTelecom" (hereinafter "Regulations") have been elaborated in accordance with valid Russian Federation legislation, the Charter of Open Joint Stock Company "VolgaTelecom" (hereinafter "the Company"), the recommendations of the Company's Code of corporate governance.

1.2 The Regulations define the conditions and the procedure of dividends payment; regulate the procedure of dividends size calculation in respect of each category (type) of shares, dividends payment procedure, including terms and forms of its payment, the procedure of passing the resolution on dividends payment, dividends payment restrictions.

1.3 Dividend is a part of the Company's net profit, distributed among shareholders proportionally to the number of shares of appropriate type that they have.

1.4 The Company's dividend policy is based on optimum combination of the Company's interests and its shareholders interests, on the increase in the Company's investment attractiveness and its capitalization, on the strict observance and respect for the shareholders rights, stipulated by the current legislation of Russian Federation.

1.5 The basic purpose of adopting the present Regulations is to define the priorities when the Board of directors elaborates the recommendations on the dividends size, the conditions and the procedure of their payment. The Regulations are worked out to ensure dividends size definition and dividends payment transparency mechanism which is observed by the Company's Board of directors while passing the resolutions on dividends payment.

1.6 Passing the resolution on dividends payment in respect of any category (type) of shares is a right, but not the obligation of the Company. The shareholders general meeting is entitled to pass the resolution on non-payment of dividends on certain categories (types) of shares, and also on partial dividends payment on preferred shares, the dividend size on them being defined in the Charter, or not to pass the resolution on dividends payment.

1.7 The Company's shares being the base asset of derivative securities - depositary receipts - grant their holders the rights to receive dividends, stipulated by the resolution on the shares issue and the Company's Charter in full.

1.8 The Company informs its shareholders on its dividend policy by publishing information in printing edition "Rossiiskaya gazeta" and at the Company's web-site in the Internet: www.volgatelecom.ru

2. Procedure of passing the resolution on dividends payment

2.1. Once a year the Company has the right to pass (declare) the resolution on payment of dividends on placed shares.

2.2. The resolution on dividends payment basing on the results of the fiscal year, dividends size and the form of their payment on each category (type) of shares is passed by the shareholders general meeting upon the recommendation of the Company's Board of directors.

2.3. The resolution on the dividends size basing on the results of the fiscal year, the form and the term of payment recommended to the shareholders general meeting is passed at the Board of directors session, at which the Company's annual report is preliminary approved.

2.4. While defining recommended dividend size, the Board of directors is guided by Russian Federation current legislation, the Company's Charter, the present Regulations and the recommendations of the Board of directors' Committees according to their competence.

2.5. The size of dividends by the fiscal year results should not exceed the size recommended by the Company's Board of directors.

2.6. Resolution on dividends payment is to define:

- category (type) of shares, on which the dividends are declared;
- dividend size per one share of appropriate category (type) without notice of taxes withheld,
- term of payment,
- form of payment.

2.7. Resolution on declaration of dividends on common shares should only be passed after the resolution is passed on declaration of dividends on preferred shares, the dividend size by which is defined by the Company's Charter, in the full size.

3. Procedure of calculation and charging dividends

3.1. The dividends are paid from the Company's net profit, specified in the Company's profit and loss statement based on the results of the activity for the year. (form 2 of the Company's accounting statement, made in accordance with Russian accounting standards). Dividends on preferred shares may be paid at the expense of the Company's special funds specially formed for these purposes.

3.2. Dividend payment charges are necessarily stipulated in the Company's budget for the next fiscal year.

3.3. In the course of the fiscal year modifications may be introduced into the Company's budget, including modifications concerning scheduled dividend payments.

3.4. The sum of charged dividends paid to a shareholder is defined for each category (type) of shares separately, by means of multiplying dividend per share by the number of shares it owns.

3.5. The total sum paid as dividend on each preferred A type share is established in the amount of 10 percent of the Company's net profit based on the results of the last fiscal year divided by the number of shares making up 25 percent of the Company's charter capital. Herewith, if the amount of dividends paid by the Company in the specified period on each common share exceeds the sum to be paid as dividends on each preferred A type share, the amount of dividends paid on the latter is to be increased up to the amount of dividends paid on common shares.

3.6. Dividend is defined in rubles per one share.

3.7. Dividends are not charged and paid on the following shares:

- unissued (not placed),
- purchased to the Company's balance,
- redeemed to the Company's balance,
- received at the Company's disposition due to non-fulfillment by the buyer of its obligations connected with the purchase.
- in other cases stipulated by the current legislation of Russian Federation.

4. Dividends payment procedure

4.1. The payment of declared dividends constitutes the Company's obligation. The Company is responsible to the shareholders for non-fulfillment of this obligation according to the current legislation of Russian Federation.

4.2. Dividends declared by the Company may be paid both in the form of money and in the form of other property in case if the Company's shareholders meeting passed the resolution on payment of dividends not in the form of money.

4.3. The resolution on the Company's payment of dividends not in the form of money is passed by the shareholders general meeting only on the basis of the Company's Board of directors' proposal which should indicate the Company's property allocated to the dividends payment.

4.4. Dividends are paid in Russian Federation currency.

4.5. The Company is a tax agent when paying income to the shareholders on the shares they own. The Company calculates, withholds and transfers the sums of dividend taxes to the budget following the procedure and during the terms stipulated by Russian Federation legislation.

4.6. Dividends are paid to the shareholders net of withheld tax sums and other deductions stipulated by Russian Federation legislation. When the payment is made the sum of dividends charged for each category (type) of shares, if it contains fractional parts of kopecks, is to be rounded to the nearest integral kopeck according to mathematical rules.

4.7. The sum of dividends charged for each category (type) of shares, if it contains fractional parts of kopecks, is to be rounded to the nearest integral kopeck according to mathematical rules.

4.8. Dividends payment is the transfer of appropriate sums of money from the Company's account (and in case of paying agent involvement - from the account of such agent) to the bank account (mailing address) contained in the shareholders register keeping system or the payment of cash in the Company's pay-office.

5. Dividends payment term

5.1. Dividends on common shares are paid by the Company in the time established by the shareholders general meeting resolution on payment of dividends. The specified period is set not later than the end of the financial year in which the resolution on dividends payment was passed.

5.2. Dividends on preferred A type shares are paid in the time established by the shareholders general meeting resolution on dividends payment. The specified period is set not later than the end of the financial year in which the resolution on dividends payments was passed.

5.3. The Company continues to pay declared dividends on shares, the owners of which have not received charged dividends in the established period according to the present Regulations (unclaimed dividends) for the reasons stipulated in item 7.9 of the present Regulations. The period of unclaimed dividends payment may not be less than 3 years.

5.4. Interests on unclaimed dividends are not charged.

6. List of entities entitled to receive dividends

6.1. For the purpose of dividends payment based on the results of financial year the Company's Registrar makes the list of entities entitled to receive dividends.

6.2. The specified list is drawn as of the date of making the list of persons having the right to participate in the shareholders general meeting. The date of making the list of persons entitled to participate in the shareholders general meeting is established by the Company's Board of directors.

6.3. Entities registered in the shareholders register keeping system (except nominee shareholders) and the entities in the interests of which nominee shareholder holds the shares are included into the list of entities entitled to receive dividends as of the date of making the list.

6.4. For the purpose of making the list of entities entitled to receive dividends a nominee shareholder presents the data on the entities in the interests of which it holds shares as of the date of making the specified list.

6.5. Entity registered in the Company's shareholder register is obliged to timely inform the Company's Registrar on the change of its data. In the case it fails to present the information on the change of its data, the Company is not responsible for the losses caused by this non-presentation.

6.6. In case when one share belongs to several entities, the sum of dividends is distributed between them proportionally to their share in the stock value, provided that the agreement between these entities doesn't stipulate other provisions.

7. Dividends payment procedure arrangement

7.1. The Company informs all shareholders on the time, form, place and the procedure of dividends payment based on the results of financial year by means of publishing these data in the printing edition "Rossiiskaya gazeta" and at the Company's web-site in the Internet: www.volgatelecom.ru

7.2. The Company has the right to involve outside organizations (Paying agents) to arrange and make dividends payment. The involvement of a Paying agent does not release the Company from the responsibility of dividends payment to the shareholders.

7.3. In case of involving Paying agent in dividends payment, the Company is obliged to conclude a contract with it which should contain the rights and obligations of the parties, their liabilities, and the procedure of settlements under the contract.

7.4. For the purpose of providing more suitable method of receipt of dividends by the Company's shareholders their payment may be made by a bank transfer, post-office transfer or by payment in cash in the Company's pay-offices at the shareholder's option.

7.5. Dividends are transferred by the method indicated in the list of entities entitled to receive dividends. The method of dividend payment is indicated by a shareholder in the questionnaire of registered entity in the register of the Company's registered securities. Payment to legal entities is made only by a bank transfer. The dividends receipt method may be changed by means of approaching the Company's Registrar.

7.6. In case of the change of dividends receipt method after the date of the register closing, dividends are paid upon a written application of a shareholder with indication of new requisites and new dividends payment method.

7.7. When paying dividends by a bank transfer, the transfer is made if full banking details are available and when paying dividends by a post-office transfer - if full mailing address is provided.

7.8. In order to timely and promptly receive dividends, a shareholder should provide reliable and full information on the change of its data contained in the questionnaire of a registered entity before the date of the register closing.

7.9. In case a shareholder indicates incorrect banking details or mailing address in the register keeping system, the Company is not responsible for non-payment of dividends to the shareholder. The repeated transfer of dividends according to the corrected data in the register keeping system is made upon the shareholder's written application after wrong transferred sums net of expenses for their return and repeated transfer are returned to the Company.

8. Dividends payment restrictions

8.1. The Company has no right to pass (declare) the resolution on payment of dividends on shares in the following cases:

- before the redemption of all shares which are to be redeemed according to item 76 of Federal law "On joint-stock companies";
- if as of date of passing such a resolution the Company meets the insolvency (bankruptcy) test according to Russian Federation legislation on insolvency (bankruptcy) or if Company will acquire the specified insolvency indicia due to dividends payment;
- if as of the date of passing such a resolution the Company's net assets value is less than the sum of its charter capital, reserve fund and is less than the excess of preferred placed shares liquidating value over nominal value defined by the Charter, or if the net assets value will be less than their size due to passing such a decision.
- in other cases stipulated by the Russian Federation legislation.

8.2. The Company has no right to pass (declare) a resolution on dividends payment on common shares, if the resolution is not passed on payment of dividends on preferred shares, the dividend amount of which is defined by the Company's charter .

8.3. The Company has no right to pay declared dividends on shares in the following cases:

- if as of the date of payment the Company meets the insolvency (bankruptcy) test according to Russian Federation legislation on insolvency (bankruptcy) or if Company will acquire the specified insolvency indicia due to dividends payment;
- if as of the date of payment the Company's net assets value is less than the sum of its charter capital, reserve fund and is less than the excess of preferred placed shares liquidating value over nominal value defined by the Charter, or if the net assets value will be less than their size due to dividends payment;
- in other cases, stipulated by the Russian Federation legislation.

8.4. When the circumstances indicated in the present item cease to exist the Company is to pay declared dividends to the shareholders according to Russian Federation regulations in reasonable terms.

9. Closing provisions

9.1. The present Regulations are valid since the time of its approval by the Board of directors.

9.2. Amendments and modifications are introduced to these Regulations by the Board of directors' decision.

9.3. If due to modification of Russian Federation legislation some items of the present Regulations contradict it, these items become invalid and prior to introducing modifications into the present Regulations the Company's bodies are guided by the Russian Federation legislation.

APPROVED by
OJSC "VolgaTelecom" Board of directors on
May 11, 2006.

Minutes № 31 of May 12, 2006.

Chairman of the Board of directors of
OJSC "VolgaTelecom"

______________________K.V. Belyaev

PROVISION on
Corporate secretary and the Back office of Corporate secretary of Open Joint Stock Company "VolgaTelecom"
(Revised version)

Nizhny Novgorod city,
2006

This Provision on Corporate secretary and the Back office of Corporate secretary of Open Joint Stock Company "VolgaTelecom" (hereinafter – Provision) was elaborated on the basis of current legislation of Russian Federation, the Charter of Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company), the Code of corporate governance of the Company approved by the Board of directors on March 11, 2004 (minutes № 30).

The Provision defines the procedure of appointment and dismissal of the Company's Corporate secretary, his/her functions and authorities, and also the procedure of formation and activity of the Back office of the Company's Corporate secretary.

1. General provisions

1.1. The Company's Corporate secretary is an authorized person, his/her tasks is to provide the compliance by the Company's bodies and office holders with corporate governance rules and procedures ensuring the exercise of rights and interests of shareholders, and also to organize the interaction between the Company and its shareholders.

1.2. For the purposes of the Corporate secretary's efficient performance of functions in the Company there is established the Back office of the Corporate secretary headed by the Company's Corporate secretary.

1.3. The Company's Corporate secretary and the Back office of the Corporate secretary are carrying out their activity in accordance with the norms of current legislation, the Company's Charter, this Provision, the Company's internal documents, and also the resolutions of general meeting of shareholders and the Company's Board of directors.

1.4. The Corporate secretary is functionally subordinate to the Company's Board of directors and administratively to the Company's General Director.

1.5. The Company's Corporate secretary has the right to coordinate his/her activity with performance of other functions in the Company only with consent of the Company's Board of directors.

2. The procedure of appointment and dismissal of the Company's Corporate secretary

2.1. The Company's Corporate secretary is appointed by the decision of the Board of directors by a majority of votes of the members of the Board of directors participating in the session. For comprehensive appraisal of the candidate seeking the post of the Corporate secretary the decision on his/her

appointment wherever possible is to be made at the session of the Board of directors held in the form of joint presence.

2.2. The members of the Board of directors and the Company's General Director may put forward the candidates for the post of the Company's Corporate secretary. In regard to every candidate the following information should be provided to the Board of directors:

1) The candidate's surname, name and patronymic name;

2) Year of birth;

3) Education;

4) Information about place of employment for the last 5 years;

5) Information about the quantity, category and type of the Company's shares belonging to the candidate, if available;

6) Information about availability (lack) of affiliation to the Company;

7) Information about relations with affiliated persons/entities and major business partners of the Company.

The candidate may provide additional information in his/her discretion.

2.3. Corporate Governance Committee with the Board of directors considers the candidates for the post of the Company's Corporate secretary and provides its recommendations to the Board of directors.

2.4. A person meeting the following requirements is appointed the Company's Corporate secretary:

1) Postsecondary education;

2) At least 3 years experience in corporate governance area;

3) Knowledge of RF legislation in corporate law area;

4) Knowledge of the Company's activity specific character;

5) Personal identity (interpersonal skill, responsibility, ability to settle conflicts between corporate relations participants);

6) Lack of affiliation to the Company;

7) PC working knowledge;

8) Managerial skills;

9) Analytical skills.

2.5. Labor contract is concluded with the person appointed the Company's Corporate secretary. The Chairman of the Company's Board of directors signs the contract on behalf of the Company. Labor contract terms and conditions are approved by the Company's Board of directors.

2.6. Corporate Governance Committee with the Board of directors appraises the work and provides its recommendations of rewarding the Corporate secretary to the Board of directors.

2.7. The Board of directors has the right to dismiss the Company's Corporate secretary and cancel the labor contract conclude with him/her only as per the procedure set forth by Russian Federation Labor Code.

3. Functions of the Company's Corporate secretary

3.1. Organization of preparation and provision of holding general meetings of shareholders in accordance with the requirements of current legislation, the Charter and other internal documents of the Company:

1) Receipt of suggestions of introduction of issues into the agenda of annual general meeting of shareholders, suggestions of putting forward the candidates to the Company's bodies elected by general meeting of shareholders, and requests of holding extraordinary general meeting of shareholders coming to the Company; maintaining of records of incoming suggestions or requests and organization of their preliminary legal due diligence; transfer of received suggestions or requests to the Chairman of the Board of directors not later than the day following the day of their receipt and attaching legal treatment of the received suggestion or request; sending to the addressee the decision of the Board of directors adopted on the received suggestions or requests about holding extraordinary general meeting of shareholders;

2) In case, if the agenda of the general meeting of shareholders contains the issues of election to the Company's bodies – preparation and sending to the candidates the requests about their consent for the election to the appropriate bodies;

3) Preparation and sending to the Company's registrar the instructions to provide the list of persons/entities having the right to participate in general meeting of shareholders on the basis of the decision of the authorized body to hold general meeting of shareholders;

4) Organization of publications, communications about holding general meeting of shareholders and the results of voting at the general meeting of shareholders of the Company in mass media on the basis of the decision of the Board of directors;

5) Provision, in cases set forth by the law, of the list of persons/entities having the right to participate in general meeting of shareholders and also the extracts from this list to the persons/entities having the right to participate in general meeting of shareholders in order to get familiarized with it;

6) Preparation of the draft of notice to persons/entities having the right to participate in general meeting of shareholders about the upcoming general meeting of shareholders and organization of dispatch of the relevant notices and ballots;

7) Preparation and sending of notice to all members of the Company's management and control bodies about the upcoming general meeting of shareholders;

8) Formation of materials which should be provided to general meetings of shareholders, including verification of their compliance with the decisions of the Board of directors;

9) Provision of access to the materials compulsory for providing to persons/entities having the right to participate in general meeting of shareholders, and also making and providing the copies of these materials on the request of persons/entities having the right to participate in general meeting of shareholders;
10) Provision of collection and record maintenance of completed voting ballots arrived to the Company and their transfer to counting board;
11) Organizational and technical support of preparation and holding of general meeting of shareholders;
12) Keeping the minutes of general meetings of shareholders;
13) Informing the participants of the meeting about the issues related to the procedure of its holding, making arrangements to settle the conflicts related to the procedure of preparation and holding of general meting of shareholders;
14) Organization of informing the persons/entities included into the list of persons/entities having the right to participate in general meeting of shareholders about the results of voting at general meeting of shareholders;
15) Preparation and sending to the registrar of instructions to provide the list of persons/entities having the right to get dividends on the basis of resolutions of general meetings of shareholders;
16) Organization of arrangements of securities yield payment to persons/entities having the right to get dividends.

3.2. Provision of the Board of directors operation:
1) Explanation to newly elected members of the Board of directors of the Company's effective rules of activity of the Board of directors and of other bodies of the Company, of the Company's corporate structure, provision of information about the Company's office holders and of other information important for the members of the Board of directors for proper performance of their duties;
2) Elaboration of drafts of action plans of the Board of directors and their presentation to the Board of directors;
3) Elaboration of proposals on the drafts of the agenda of the Board of directors' sessions, the form of their holding and their presentation to the Chairman of the Board of directors;
4) Timely notification of the members of the Board of directors and persons invited to the session about convening of sessions of the Board of directors;
5) Preparation and sending to the members of the Board of directors of materials on the issues of the agenda of the Board of directors' sessions;
6) Organization of due diligence, and when necessary, bringing the drafts of the Board of directors' decisions into line with the requirements of current legislation and the Company's Charter;

7) Provision of due compliance with the procedure of holding the sessions of the Board of directors;
8) Provision of the Board of directors' sessions with statutory regulations, and also with background and other materials required for the adoption of decisions by the Board of directors;
9) Keeping and execution of minutes of the sessions of the Board of directors, informing the Company's executive bodies about the decisions adopted by the Board of directors;
10) Notification of the members of the Board of directors absent at the session about the results of the Board of directors' session;
11) Collection of written opinions of the Board of directors' members and their transfer to the Chairman of the Board of directors, and also tally of votes on the issues of the agenda of the Board of directors' sessions;
12) Familiarization of the Board of directors' members with written opinions of other Board of directors' members and provision to the members of the Board of directors the capability to express their opinion on the drafts of decisions contained in these opinions in the way convenient for them;
13) Provision of compliance with the procedure of adopting decisions on transactions the approval of which is the competence of the Board of directors;
14) Control of execution of the Board of directors' decisions and informing the Board of directors on the results of the control;
15) Making proposals to the Chairman of the Board of directors about hearing at the Board of directors' session of a report or information of any office holders of the Company as regards the execution of instructions given by the Board of directors;
16) Provision of the Board of directors' members with documents and information about the Company's activity, including the minutes of the Board of directors' sessions, requested by them;
17) Informing the Chairman of the Board of directors about all the facts impeding the compliance with the procedures the provision of which is the Company's Corporate secretary responsibility;
18) Organization of preparation and sending to the Board of directors' members of notices of the Company's General Director about the intent to make a transaction in accordance with terms and conditions of contract concluded with him/her and bringing the opinions of the Board of directors' members to the General Director's notice.

3.3. Provision of the Board of directors committees operation:
1) Preparation and solution of organizational issues of holding the sessions of the committees with the Board of directors in accordance with the requirements of legislation and the Company's internal documents;

2) Notification of the committees' members with the Board of directors and persons invited to the sessions about convening of sessions of the committees with the Board of directors;
3) Preparation and sending to the committees' members with the Board of directors of materials on the issues of the agenda of the sessions of the committees with the Board of directors;
4) Keeping of minutes of the sessions of the Board of directors' committees;
5) Collection of written opinions of the members of the Board of directors' committees;
6) Filing of the committees' recommendations to the materials on the issues of the agenda of the Board of directors' sessions;
7) Collection of recommendations and minutes of sessions of the Board of directors' committees;
8) Assistance to the members of the Board of directors' committees when they exercise their authorities.

3.4. Provision of the Management board operation:
1) Elaboration of drafts of action plans of the Management board taking into account the action plan of the Board of directors and their presentation to the Management board;
2) Organization and technical support of the sessions' preparation and holding;
3) Timely notification of the members of the Management board and persons invited to the sessions about convening of sessions of the Management board;
4) Provision of due compliance with the procedure of holding the sessions of the Management board;
5) Collection of written opinions of the Management board members and their transfer to the Chairman of the Management board, and also tally of votes on the issues of the agenda of the Management board sessions;
6) Keeping of minutes of the Management board sessions and informing the persons responsible about the decisions adopted by the Management board;
7) Provision of the Management board members with documents and information about the Company's activity, including the minutes of the Management board sessions, requested by them;
8) Control of execution of the Management board decisions and informing the Management board on the results of the control;
9) Assistance to the members of the Management board when they exercise their authorities.

3.5. Documents custody and Disclosure of information about the Company:

1) Record maintenance and custody of copies of the Charter certified by the appropriate government authorities, of the Company's internal Provisions, other documents approved by the resolutions of general meeting of shareholders and by the decisions of the Company's Board of directors;
2) Record maintenance and custody of minutes of general meetings of shareholders, of sessions of the Board of directors, of minutes and recommendations of the Board of directors' committees and the Management board minutes;
3) Provision of custody of:
- Voting ballots, and also proxies (copies of proxies) for participation in general meeting of shareholders;
- Lists of the Company's affiliated persons/entities;
- Lists of persons/entities having the right to participate in general meeting of shareholders, having the right to get dividends, and also other lists drawn up by the Company so that the shareholders exercise their rights in accordance with the requirements of Federal law "On joint stock companies";
4) Provision of the shareholders' access to the above mentioned documents as per the procedure established by the Company;
5) Organization of making copies of documents at shareholders' request, and also certification of the copies of the specified documents;
6) Storage of information (materials) provided to shareholders to general meetings of shareholders, to the members of the Board of directors – to the Board of directors' sessions, to the members of the Management board – to the sessions of the Management board;
7) Record maintenance and custody of all the correspondence arriving to the address of the Board of directors;
8) Data acquisition in accordance with Federal Law "On joint stock companies" about proprietary interest of the General Director, members of the Board of directors, members of the Management board and the Company's shareholders;
9) Control of the Company's timely disclosure of information contained in the Company's securities Offering memoranda and in its quarterly reports, and also the information about material facts affecting the Company's financial-economic activity as related to the competence of the Corporate secretary.

3.6. Organization of interaction between the Company and its shareholders:

1) Record maintenance of letters, appeals and requests arriving from shareholders;
2) Organization of preparation of replies to letters, appeals and requests arriving from shareholders to the Company's address, including their

forwarding to the Company's structural sub-division to the competence of which this issue is referred;

3) Control of timely and proper consideration of letters, appeals and requests arriving from shareholders to the Company's address on the issues of competence of other structural sub-divisions of the Company;

4) Consulting the shareholders on the issues of their rights;

5) Organization of execution of shareholders' requests of the Company's redemption of their shares in cases set forth by RF legislation;

6) Timely exposure of coming corporate conflicts, informing the Company's appropriate bodies about them, and when necessary, participation in their settlement. A corporate conflict means discords and conflicts arising between the Company's shareholders, investors and the Company's bodies which result in or may result in one of the following consequences:

- Violation of norms of current legislation, the Charter or the Company's internal documents, the rights of a shareholder or a group of shareholders;
- Claims to the Company, its bodies (their members);
- Early termination of the authorities of the Company's operating bodies (their members);
- Essential changes in the shareholding structure.

3.7. Other issue:

1) Within his/her competence carrying on business correspondence and bringing about other business contacts with the members of the Board of directors, the Board of directors' committees, the Management board, other office holders, heads of the Company's structural sub-divisions, members of the Auditing committee, the Company's auditor, outside enterprises and organizations, and also other persons and government authorities;

2) Organization of preparation of drafts of the Company's internal documents (annual reports including) the approval of which is referred to the competence of general meeting of shareholders and the Board of directors of the Company;

3) Collection of information about natural persons elected to executive bodies and the Board of directors of the Company in accordance with article 18 of law "On competition and limitation of monopolist activity at goods markets", notification of Russian Federation Federal antimonopoly service about their election.

3.8. The functions specified in items 3.1. - 3.7. of this Provision are exercised by the Corporate secretary both on his/her own authority and by giving the appropriate instructions to the employees of the Corporate secretary's Back office.

The functions of the secretary of the Company's Board of directors are exercised by the Corporate secretary personally. In case of the Corporate

secretary's absence the functions of secretary of the Board of directors are exercised by other person appointed by the Company's Board of directors.

4. The Corporate secretary's Back office

4.1. The Corporate secretary's Back office is the Company's structural sub-division and consists of at least 4 persons including the Corporate secretary (2 top specialists and 1 specialist).

4.2. The Corporate secretary carries out general management of the Back office.

4.3. The employees of the Corporate secretary's Back office are appointed and dismissed by the Company's General Director's order.

4.4. The employees of the Corporate secretary's Back office should meet the following requirements:

- a person having postgraduate education (economics and/or legal) and also at least 3 years of experience in corporate governance area is appointed to the post of top specialist of the Corporate secretary's Back office;
- a person having postgraduate education (economics and/or legal) is appointed to the post of specialist of the Corporate secretary's Back office.

4.5. The employees of the Corporate secretary's Back office carry out the work of providing the exercise of the Corporate secretary of his/her functions and act in accordance with labor contracts and duty regulations drawn up on the basis of this Provision.

4.6. One of the employees of the Corporate secretary's Back office is appointed by the Management board to perform the duties of the secretary of the Company's Management board. The rights and duties of the Management board secretary are regulated by the Provision on the Company's Management board.

5. The Corporate secretary's authorities of interaction with the Company's structural sub-divisions and office holders

5.1. The Corporate secretary has the right to request the information and the office holders and heads of the Company's structural sub-divisions are obliged to provide him/her with the information (materials) required for the Corporate secretary to exercise his/her functions.

5.2. The Corporate secretary has the right to request and the office holders and heads of the Company's structural sub-divisions are obliged to provide him/her with the report on the course of execution of resolutions of general meeting of shareholders and the decisions of the Company's Board of directors, and when necessary, to provide the explanations of the reasons of the resolutions non-performance.

5.3. The Corporate secretary has the right to involve the Company's structural sub-divisions for preparation of the drafts of documents, the

organization of elaboration of which as per this Provision is referred to his/her competence.

5.4. The Corporate secretary has the right to organize the preparation by the Company's structural sub-divisions of the materials on the issues referred to the competence of general meeting of shareholders, the Board of directors, the Board of directors' committees in accordance with the requirements of Russian Federation legislation, the Company's Charter, internal provisions and methodic recommendations.

5.5. The Corporate secretary forwards the order to the Company's office holders and heads of structural sub-divisions to stop the actions violating the rights of shareholders or resulting in occurrence (capability of occurrence) of corporate conflicts and simultaneously informs about it the Company's Board of directors.

5.6. The Corporate secretary has the right to initiate the elaboration and implementation of provisions and procedures designed for the improvement of corporate governance in the Company, for the enhancement of efficiency of interaction between the Company's management, control bodies and the Company's executive bodies.

6. Final provisions

6.1. This Provision is approved by the decision of the Company's Board of directors.

6.2. All the changes and addenda to the Provision become effective following the approval by the Company's Board of directors.

6.3. If as a result of change of Russian Federation legislation or the Company's Charter some articles of the present Provision are contradicting to it, the Provision is applied in the part that does not contradict to the current legislation and the Company's Charter.

7. Responsibility of the Corporate secretary and the Corporate secretary's Back office

7.1. The Company's corporate secretary is responsible for non-performance of all the functions stipulated by this Provision and also for the performance of functions by the Corporate secretary's Back office.

APPROVED by
OJSC "VolgaTelecom" Board of directors
June 27, 2005

Minutes № 35 of June 29, 2005

PROVISION ON INFORMATION POLICY
Of Open Joint Stock Company "VolgaTelecom" (OJSC "VolgaTelecom")

2005

TABLE OF CONTENTS

1. GENERAL PROVISIONS

1.1. The present Provision on information policy (hereinafter – the Provision) is elaborated in accordance with valid legislation, recommendations of the Code of corporate governance of Russian Federal Service for Financial Markets, the Company's Charter and other internal documents of Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company).

1.2. The Provision defines:

- The list of public documents and information subject to disclosure to all interested persons irrespective of the purpose of their obtaining (publicly disclosed information);
- The list of documents and information provided to shareholders and to their representatives;
- The list of information provided to trade organizers;
- The procedure of providing information (methods and dates).

1.3. The provision defines the information referred to insider information on the Company, and also the procedure of its usage.

1.4. The purpose of disclosure of information on the Company is to inform all persons interested in obtaining it in the amount necessary for taking decisions on participation in the Company or for taking actions capable to influence financial and economic activity of the Company.

1.5. The basic principles of information policy are the following:

- Regularity and operational efficiency of information provision;
- Availability of information for all shareholders and other interested persons;
- Equal rights of access to disclosed information for all categories of shareholders;
- Reliability and completeness of disclosed information;
- Availability of reasonable balance between the Company's transparency and the observance of confidentiality terms;
- Availability of single responsibility center for the information on the Company, the information being received through external communication channels;
- Observance of confidentiality mode in respect of information which constitutes official and commercial secret and in respect of control over the use of insider information.

1.6. The disclosed data on the Company's activity are divided into two groups:

I. Data subject to mandative provision:

- data contained in the issuer's quarterly report, data on material facts concerning financial-economic activity of the Company and data capable to affect materially the cost of the issuer's securities;
- data on the Company's affiliated persons (entities);
- information subject to provision in accordance with Russian Federation legislation.

II. Information disclosed at the Company's will

The list of information additionally disclosed by the Company is presented in OJSC "VolgaTelecom" Informational rules approved by the Company's Board of directors.

The Company's executive bodies are responsible for providing information on the Company's activity. Their decisions establish the procedure of informing shareholders and all interested persons, they control the execution of such decisions and timely take measures on development and improvement of such work.

1.7. The head of structural sub-division performing the function of public relations is responsible for elaboration and implementation of the Company's information policy.

1.8. The Company's Board of directors approves the present Provision, introduces modifications and amendments to it and controls its observance.

1.9. The address at which the access to documents, materials and information is provided: 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi. Soft copies of documents and information are published at the Company's official site in the Internet at the address: http://www.vt.ru/

2. PUBLIC INFORMATION

2.1. Information and documents specified in this section are recognized by the Company as public.

2.2. Information and documents recognized by the Company as public (or publicly disclosed) are subject to provision to all interested persons.

2.3. Information and documents specified in this section:

- are disclosed as per the procedure established by effective legislation and the present Provision;
- are published for public access at the Company's official site in the Internet;
- are available for familiarization at the address specified in item 1.9. of the present Provision;
- are presented in copies at the request of interested persons.

2.4. Information on the Company's securities and activity is disclosed in the form of:

- The issuer's quarterly report;
- Communications on material facts concerning the Company's financial and economic activity ;
- Information on the issue of the Company's securities as per the procedure and subject to terms and conditions defined by valid normative acts ;
- Data capable to materially affect the cost of the issuer's securities.

2.4.1 In addition, the Company discloses the following information:

- On the change of the Company's name;
- On taking decision on the change of the charter capital;
- On the issues of securities by the Company;
- On acquisition by the Company of its own shares, if it is not related to the decrease in the charter capital.
- On material transactions;
- On termination of services which realization by the results of the financial year

preceding the report year amounted to at least 10 % in the total amount of services;

- On the Company's reorganization;
- On the change of priority trends of the Company's activity;
- On the change of the Company's auditor or registrar;
- On review or appropriation of credit ratings or corporate governance rating;
- On the change of share of participation in other organizations;
- On financial statements by international standards.

2.4.2 Quarterly report is made up by the results of each quarter as of the end date of the report quarter. Quarterly report is approved by General Director and also by chief accountant. Quarterly report is submitted to Russia's Federal Service for Financial Markets (FSFM) not later than 45 days after the end of the report quarter and is also published at the Company's Internet site.

2.4.3 Communications on material facts are published at the news line of information agency authorized by FSFM not later than 1 day from the moment of material fact occurrence; they are published at the Company's internet site not later than 3 days from the moment of occurrence of the essential fact. Communications on material facts are forwarded to Russia's FSFM and are also published in the "Supplement to "FSFM Herald" and in "Rossiiskaya gazeta" newspaper not later than 5 days from the moment of occurrence of the material fact.

2.4.4 The procedure of provision of information in the form of data capable to materially affect the cost of the issuer's securities is defined by FSFM regulations. Information in the form of data capable to affect materially the cost of the issuer's securities is forwarded to FSFM not later than 5 days. The publication is made at the news line of information agency authorized by Russia's FSFM not later than 1 day from the moment of event occurrence; they are published at the Company's Internet site not later than 3 days from the moment of event occurrence.

2.4.5 The Company keeps record of affiliated persons (entities) by means of drawing up and maintaining the list of the Company's affiliated persons (entities) and quarterly not later than 45 days after the end of the report period presents the list with indication of all changes occurred in the specified list during the report quarter to Russia's FSFM.

2.5. At the request of any interested person (entity) the Company is obliged to provide it with the opportunity to familiarize with the following documents:

- The Company's Charter;
- The Provision on the shareholders general meeting;
- The Provision on the Board of directors;
- The Provision on the Auditing committee;
- The Provision on the Management board;
- The Provision on the Board of directors' committees;
- The Provision on a branch;
- The Provision on dividend policy;
- The Code of corporate governance;
- Other Company's Provisions approved by the shareholders general meeting and the Board of directors.

2.6. Public information is:

- Annual report, annual accounting statement;
- Prospectus of issues of the Company's shares in cases stipulated by Russian Federation legal acts;

- Communication on holding general meeting of shareholders as per the procedure stipulated by effective legislation;
- Other data defined by Russia's FSFM.

The Company's annual report submitted for approval of general meeting of shareholders is to contain:

- The Company's position in the industry;
- Priorities of the Company's activity;
- The Company's development prospects;
- The results of the Company's development by priorities;
- Report on payment of declared (accrued) dividends on the Company's shares;
- Description of main risk factors related to the Company's activity;
- The list of material transactions and related party transactions made by the Company in the report year, with indication of their essential terms and conditions and of the Company's management body which passed the resolution on its approval, in respect of each transaction;
- The structure of the Company's Board of directors, including the information on changes of the structure, the changes being made in the report year, and the data on the members of the Company's Board of directors;
- The data on the person holding the post of single executive body of the Company (General Director) and the members of the Company's collegial executive body (the Management board);
- The criteria of determining and the total size of remuneration (reimbursement of expenses) of the members of the Company's collegial executive body (the Management board) and of the Board of directors, the specified remuneration being paid or subject to payment based on the results of the report year;
- Data on observance by the Company of the Code of corporate governance;
- Other information stipulated by the Company's Charter or other internal documents of the Company.

The annual report is published at the Company's official site in the Internet.

2.7. The information on holding shareholders general meeting is published in the printing edition "Rossiiskaya gazeta" and is sent out by registered mail (delivered with receipt acknowledgment) to each person specified in the list of persons (entities) having the right to participate in the meeting not later than 30 days prior to the date of holding the meeting, except for the cases when:

- the proposed agenda of extraordinary general meeting of shareholders contains the issue of election the Company's Board of directors, in such case the information is distributed not later than 50 days prior to the date of the meeting's holding;

- the extraordinary general meeting is convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) owning at least 10 percent of the Company' voting shares, in such case the information is distributed not later than 20 days prior to the date of meeting's holding.

2.8. Information on passing resolution by the Company on reorganization of the Company is published in the printing edition assigned for publication of data on state registration of legal entities within 30 days from the moment of passing such resolution.

2.9. The documents specified in this section are provided for familiarization with them within 7 days from the moment of making the request. The Company provides all interested persons with the copies of the documents at their request for the fee which does not exceed the expenses for the production of the copies.

3. INFORMATION WHICH IS SUBJECT TO PROVISION TO SHAREHOLDFERS

3.1. Besides the information specified in section 2 of the present Provision, all shareholders and their representatives are provided with access at the addresses:
Nizhny Novgorod city, M.Gorky square, Dom Svyazi;
Kirov city, Drelevsky str., 43/1;
Yoshkar-Ola town, Sovetskaya str.;
Saransk town, Bolshevistskaya str., 13;
Orenburg city, Volodarsky str., 11;
Penza city, Kuprin str., 1/3;
Samara city, Krasnoarmeiskaya str.;
Saratov city, Kiselev str., 40;
Ulyanovsk city, L.Tolstoy str., 60;
Izhevsk city, Pushkinskaya str., 27;
Cheboksary town, Lenin avenue.

To the following documents:

- Documents confirming the Company's rights to property on its balance;
- Minutes of general meetings of shareholders, the meetings of the Company's Board of directors, and the Company's Auditing committee;
- Voting ballots, and powers of attorney (copies of PA) to participate in the general meeting of shareholders;
- Reports of independent appraisers;
- Other documents stipulated by Russian Federation legislation, the Company's Charter, and the resolutions of the Company's management bodies.

3.2. The Company provides the list of persons (entities) entitled to participate in the general meeting of shareholders for familiarization, at the request of the persons (entities) included into this list and owning at least one percent of votes. Herewith, the data of documents and the mailing addresses of natural persons included in the list are provided only in the case of their consent. At the request of any interested person (entity) the Company is obliged to provide it with an extract from the list of shareholders entitled to participate in the shareholders general meeting, this extract containing data on this person (entity) or with the note confirming that the person (entity) is not included in the list of persons (entities) entitled to participate in the shareholders general meeting within 3 business days.

3.3. A shareholder or shareholders possessing in aggregate at least 25 percent of the Company's voting shares are provided with access to accounting documents and the minutes of the Company's Management board.

3.4. Shareholders are provided with documents specified in items 3.1 - 3.3 within 7 days from the moment of making the appropriate request (if other dates are not established by normative acts and the Company's internal documents). The copies of the documents are provided for a fee not exceeding the expenses for their production.

3.5. The copy of the list of the Company's affiliated person and entities is provided at the shareholder's written request for a fee within 7 days from the moment of making such request. The amount of payment for the provision of the list of affiliated persons and entities is established by the Company and does not exceed the expenses for its production.

3.6. Information on the state of shareholder's personal account, the extract from the shareholder register, data on operations performed with securities, information on the

Company's shareholders (for the shareholders who possess one and more percent of the Company's voting shares) may be received by the shareholders from the Company's registrar as per the procedure established by Federal law "On the securities market" and FSFM regulations.

3.7. When holding general meetings of shareholders the Board of directors establishes the list of information (materials) and documents subject to provision to shareholders and their representatives in respect of each issue of the agenda.

3.7.1. Besides the information specified in item 2.6., the information subject to provision to persons entitled to participate in shareholders general meeting at preparation to the general meeting of the Company's shareholders, includes:

- Information on a nominee (nominees) to the Company's Board of directors, the Auditing committee, the Company's auditors;
- Draft of the Company's Charter in a new wording;
- Drafts of modifications and amendments introduced into the Company's Charter;
- The recommendations of the Company's Board of directors on profit distribution, including on dividend size on the Company's shares and the procedure of their payment, and on the distribution of the Company's losses by the results of the fiscal year;
- The drafts of the Company's internal documents subject to approval by the shareholders general meeting;
- The drafts of resolution of shareholders general meetings;
- Other documents defined by the Company's Board of directors.

3.7.2. Information on availability or lack of written consent of nominees to appropriate Company's body for their election, is referred to additional information to be compulsorily provided at the preparation to holding shareholders general meeting to persons entitled to participate in the shareholders general meeting, its agenda contains the issue of election of the members of the Board of directors and the Auditing committee.

3.7.3. The following information is referred to additional information to be compulsorily provided at the preparation to holding shareholders general meeting to persons entitled to participate in the shareholders general meeting with the agenda containing the issues, the voting on which may entail origination of right of claim of shares redemption by the Company:

- The report of the independent appraiser on market value of the Company's shares, subject to redemption claims which may be made to the Company;
- Calculation of value of the Company's net assets by the data of the Company's accounting statement for the last accomplished report period;
- The extract from the minutes of the Company's Board of directors' meeting at which the resolution is passed on definition of the redemption price of the Company's shares, with indication of the price of shares redemption.

3.7.4. The following information is referred to additional information to be compulsorily provided at the preparation to holding shareholders general meeting to persons entitled to participate in the shareholders general meeting with agenda containing the issue of the Company's reorganization:

- Substantiation of conditions and the procedure of the Company's reorganization, the conditions and the procedure being stipulated in the resolution on demerger, split-off or transformation, or in merger or affiliation contract, approved (passed) by the Board of directors;
- Annual reports and annual accounting statement of all organizations, participating

in reorganization, for three completed fiscal years, preceding the date of holding general meeting or for each completed fiscal year from the moment of organization establishment, if organization operates less than three years.

- Quarterly accounting statement of all organizations participating in reorganization, for the last completed quarter preceding the date of holding the general meeting.

3.8. Information (materials) stipulated in sub-items 3.7.1.- 3.7.4. of the present Provision is available to persons (entities) entitled to participate in the shareholders general meeting, for familiarization in the premise at the address: 603000, Nizhny Novgorod city, M.Gorky square, Dom Svyazi and in other places which addresses are specified in the communication on holding shareholders general meeting, and also at the Company's official site in the Internet at the address: www.vt.ru, during 20 days prior to holding shareholders general meeting and during 30 days in the case of holding shareholders general meeting which agenda contains the issue of the Company's reorganization

3.9. The specified information is available to persons (entities) participating in shareholders general meeting during the meeting's holding. The Company is to provide the copies of the specified documents at the request of a person entitled to participate in the shareholders general meeting in 5 days from the date of making the appropriate request to the Company, and also as agreed by parties, the Company is to provide him/her with the specified documents by e-mail.

4. INFORMATION WHICH IS SUBJECT TO PROVISION TO TRADE ORGANISERS

4.1. According to the Rules of listing of Non-commercial partnership "Stock exchange RTS", the Company provides information specified in item 2.4. of the present Provision , in section 7 ("Disclosure of information on the Company") of Corporate governance code recommended by RF FCSM, and also constituent documents and documents on securities issues and other information stipulated by the specified Rules and legislation, in soft and hard copies for open access publication.

5. INFORMATION ON PLANNED AND MADE TRANSACTION WITH SECURITIES OF THE COMPANY AND OF BUSINESS COMPANIES IN WHICH THE COMPANY PARTICIPATES

5.1. According to effective legislation, the Code of corporate governance, the members of the Company's Board of directors, General Director or the members of the Management board are obliged to disclose the information on possessing the Company's securities and also on the sale and (or) purchase of the Company's securities.

5.2. Persons specified in item 5.1. of the present Provision are obliged to notify the Company on their possessing the Company's securities, and also on planned or made transactions with the securities of the Company or of the business companies, in which the Company participates. The notice is to be forwarded in reasonable term prior to the moment of making the specified transactions by means of forwarding the letter with indication of intention to sell/purchase shares, the name of the company which shares they intend to sell or purchase, and the quantity of shares. The letters are addressed to:

- The Board of directors' secretary – if the letter is sent by a member of the Board of directors;
- The Management board's secretary – if the letter is sent by the Company's General Director or a member of the Company's Management board.

6. INFORMATION DISCLOSED AT THE COMPANY'S WILL

6.1. The information is disclosed at the Company's will by structural sub-divisions which functions include public relations by means of press-releases, press conferences, booklets, brochures, and also at the Company's official site in the Internet.

6.2. The information disclosed at the Company' will is the information for assessment of value, return on capital and factors forming joint-stock value, and namely:

- Information on the Company's strategic goals and tasks, on the Company's share at markets, on investment projects, on own and debt capital, on Company's performance and resources, industry information;
- Information on the Company's dividends, essential information on the Board of directors' resolutions, including on the work of the Board of directors' committees, data on market value of shares;
- The Company's development background, topical presentations of the Company, speeches and interviews of management, press-conferences, analytical reviews of independent experts and recommendations of investment analysts;
- Essential information on the Company in the form of press-releases, the specified information being important for investment decisions and influencing considerably all public information on the Company;
- Data on the Company's management: the Board of directors' members, General Director, Management board members, branch directors.

6.3. The Board of directors has the right to establish the list of additional information disclosed at the Company's will.

7. THE PROCEDURE OF INFORMATION PROVISION

7.1. The following persons have the right to make public announcements on behalf of the Company:

The Chairman of the Board of directors;
The deputy of the Board of directors' Chairman;
The General Director;
The head of structural sub-division which functions include public relations, under the instructions of the General Director;
The heads of structural sub-divisions in accordance with Informational reglament of the Company.

7.2. Any interested person has the right to file a request concerning the Company's activity to the Company via authorized persons. The Company makes and provides the reply to the request to the person who has filed the request in 7 days.

8. INFORMATION MAKING COMMERCIAL OR OFFICIAL SECRET

8.1. Information makes commercial or official secret in the case when it has actual or potential commercial value due to the fact that it is unknown to third parties, and there is no lawful access to it, provided that the Company takes measures to protect its confidentiality.

8.2. The Company on behalf of the General Director and structural sub-divisions responsible for information security takes exhaustive measures on commercial and official information protection, provides confidentiality and mode of work with such

information, establishes the list of such information, meanwhile maintaining reasonable balance between the Company's transparency and the intention not to damage its interest

8.3. The list of information making commercial or official secret and the procedure of its usage are stipulated in appropriate internal documents of the Company.

9. INSIDER INFORMATION AND INSIDERS

9.1. By the insider information is meant

9.1.1. The Company's information which is subject to disclosure but not disclosed according to the RF legislation on the securities market and the Company's internal documents, in case if its disclosure prior to the moment of its official disclosure may materially affect the market value of the Company's securities;

9.1.2. Other information on the Company's activity and its subsidiary and associated companies, on the Company's securities, transactions with them, and the specified information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of the Company's securities.

9.2. Natural persons and legal entities are recognized to be insiders if they have the right of access to insider information under the law, other normative legal act, duty regulations or other internal document of the Company, and also on the basis of the contract with the Company, including:

9.2.1. The Board of directors' members, the members of the Committees with the Board of directors, the members of the Company's Auditing committee, the members of the Management board, and the Company's General Director;

9.2.2. The persons performing labor, official or other professional duties for the Company, including on the basis of civil law contracts, whereby having the right of access to insider information (including auditors, specialized depositaries, professional participants of securities market);

9.2.3. Heads of subsidiary and associated companies;

9.2.4. Other natural persons and legal entities who have become the holders of insider information legally or illegally

9.3. Insider information usage is regulated by the Provision "On the procedure of using the information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being accessible to the public and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities", the specified Provision being approved by the Company's Board of directors.

APPROVED by
The Board of directors
of OJSC "VolgaTelecom"
on April 6, 2005.

Minutes № 28 of April 8, 2005.

Chairman of the Board of directors of
OJSC "VolgaTelecom"

______________________ E.V.Yurchenko

PROVISION

On OJSC "VolgaTelecom"

Department of internal audit

Nizhny Novgorod city

2005

1. GENERAL PROVISIONS

1.1. The present Provision defines functions, general organization of operation of OJSC "VolgaTelecom" Department of internal audit.

Internal audit means control over financial and economic activity of the Company, its branches and structural subdivisions, exercised by means of carrying out regular checks.

1.2. The tasks of the Department of internal audit:

- Informing the Committee for audit, the Board of directors, the Auditing committee and the Company's management on the results of audits and infringements revealed in the course of these checks;
- Periodical control over the compliance of financial and economic operations made in the Company, its branches and structural subdivisions with the Company's interests, protection of the Company's assets;
- Periodical control over the fulfillment by the Company, its branches and structural subdivisions of legislative and other normative acts (including internal provisions), regulating their activity, and also of the resolutions of the Company's shareholders general meetings, the Company's Board of directors, single and collegial executive bodies of the Company;
- Participation in the checks carried out by the Company's Auditing committee as involved experts;
- Check of efficiency of internal control system, control over cash flow, over related-party transactions, confirmation of reliability of accounting statement and current information of the Company, its branches and structural subdivisions;
- Independent evaluation and analysis of financial standing of the Company upon the whole, of its branches and structural subdivisions;
- Revealing, evaluation and minimization of risks in the Company that resulted from rendering of new services;

- Creation of control environment, preparation of recommendations on improvement of internal control procedures;
- Consulting the Company's employees on the issues of financial and tax legislation;
- Interaction with external auditors, representatives of tax and other controlling bodies;
- Control over the fulfillment of plans of arrangements on removing revealed infringements;
- Preparation of recommendations on improving control environment;
- Elaboration of methodical recommendations on how to carry out the audits;
- Revealing, evaluation and minimization of risks in financial and economic activity of the Company, its branches and structural subdivisions.

1.3. The activity of the Company's Department of internal audit is organized by the Director of the Department of internal audit.

1.4. The Director of the Department of internal audit is appointed and dismissed from the post by the General Director as agreed upon with the Company's Board of directors. The candidacy of the Director of the Department of internal audit is proposed by the Company's General Director for the approval by the Company's Board of directors. The Company's Board of directors has the right to refuse the proposed candidacy. In case when the Company's General Director fails to propose candidacies for the post of the Director of the Department of internal audit during three months or when the Board of directors refuses twice the candidacy for the post of the Director of the Department of internal audit, the right to propose candidacies for the post of the Director of the Department of internal audit is transferred to the Company's Board of directors.

1.5. The Director of the Department of internal audit acts in accordance with the contract concluded with him/her. On behalf of the Company the contract with the Director of the Department of internal audit is signed by the General Director. With respect to the issues related to carrying out internal audit, the Director of the

Department of internal audit is directly subordinated to the Company's Board of directors.

1.6. In their professional activity the employees of the Department of internal audit are independent from the Company's executive bodies and the management of the branches and structural subdivisions which activity is subject to checking; they should be guided only by Russian Federation Constitution, provisions of federal laws and other legislative acts of Russian Federation, the Company's normative acts on appropriate trends of the Company's activity, and also by internal control procedures approved by the Company's Management board.

1.7. The Department of internal audit of the Company's General Directorate consists of two divisions (section for checking branches and structural subdivisions, section of methodology).

For the purpose of ensuring the activity of the Department in the Company's branches Internal audit Services are created, which form a part of the branches but are also independent from the Company's executive bodies and the management of the branches and are guided only by Russian Federation Constitution, provisions of federal laws and other regulations of Russian Federation, the Company's normative acts on appropriate trends of the Company's activity, and also by internal control procedures effective within the Company.

1.8. The staff of the Department of internal audit with the General Directorate is recruited by the Director of the Department of internal audit as agreed upon with the Company's General Director. The staff of Internal audit Service of a branch is recruited by the deputy to the General director - the director of the branch, as agreed upon with the Director of the Department of internal audit.

The Company's General Director engages employees of the Department of internal audit with the General Directorate and terminates labor contracts with them, as advised by the Director of the Department of internal audit. Deputy to the General Director - director of the branch engages employees of Internal audit

Service and terminates labor contracts with them, as agreed upon with the Company's General Director and the Director of the Department of internal audit.

2. FUNCTIONS OF THE DIRECTOR OF THE COMPANY'S DEPARTMENT OF INTERNAL AUDIT

2.1. Director of the Department of internal audit of the Company:

a) carries out general management of activity of the Company's Department of internal audit;

b) presents annual working schedule of the Department of internal audit for approval by the Committee for audit and the Company's Board of directors;

c) reports annually to the Committee for audit and the Company's Board of directors on the realization of the working schedule of the Department of internal audit;

d) approves check programs of branches and structural subdivisions;

e) for the purpose of carrying out a check, requests information (documents) from heads of the Company's departments, branches and structural subdivisions with indication of volumes and dates of presentation;

f) represents the Company's interests according to the established procedure on the issues related to the activity of the Department of internal audit;

g) examines the materials of checks and reports on their results to the Company's Board of directors (at the request) for the purpose of making a decision by the Board of directors, organizes control over removing defects and infringements revealed in the course of the checks;

h) analyses general results of the checks and ensures elaboration of measures on improving internal audit in the Company;

i) organizes elaboration of drafts of documents regulating the operation of the Department of internal audit in the Company;

j) organizes the work on raising the professional level of specialists of the Department of internal audit;

k) performs other functions in accordance with the resolutions of the Company's Board of directors.

2.2. Director of the Department of internal audit is to have higher economic (financial) education and the qualification certificate of an auditor.

2.3. Director of the Department of internal audit is responsible to the Committee for audit and the Company's Board of directors for the organization of operation of the Department of internal audit and for fulfillment of the tasks set.

3. FUNCTIONS OF THE EMPLOYEES OF THE COMPANY'S DEPARTMENT OF INTERNAL AUDIT

3.1. Specialists of the Department of internal audit participate in checking financial and economic activity of the Company, its branches and structural subdivisions in accordance with trends defined by the tasks of the Department of internal audit (item 1.2 of the present Provision), and carry out other assignments of the Director of the Department of internal audit within the limits of their authority.

3.2. For the purpose of adequate performance of their tasks and functions the specialists of the Department of internal audit are entitled to:

unimpaired access to all office premises of objects being checked in accordance with access rights established at the specified object;

seal office premises of objects being checked for the period of checking for the purpose of ensuring safety of documents contained there;

unimpaired access to documents related to the subject of the check;

widen the range of issues (expand the area) of the check, if at realization of check program the necessity of such widening (expansion) is revealed;

copy some of documents, which copies are subject to further certification by the seal and the signature of an official;

receive oral and written explanations on the issues arising in the course of carrying out the check from senior officials of branches and structural subdivisions being checked;

receive reports on the results of audits carried out by external auditors, conclusions of the Auditing committee, certificates of tax inspections of the Company.

3.3. The employees of the Department of internal audit are compensated for all confirmed expenses related to carrying out the checks.

3.4. The employees of the Department of internal audit are obliged to maintain confidentiality of the data they receive, and they are responsible for unauthorized disclosure of information which has become known to them in the course of the check.

3.5. The employees of the Department of internal audit should have higher economic (financial) education or legal education and a qualification certificate of an auditor (or the opportunity to receive it within one year term).

4. ORGANIZATION OF OPERATION

4.1. The Department of internal audit carries out its activity on the basis of annual schedules. The annual schedule of checks is approved by the Board of directors and is forwarded for notification to the Company's Auditing committee.

4.2. Integrated checks of production and financial and economic activity of branches, structural subdivisions of the Company are carried out minimum once in 3 years term. The procedure of integrated checks is applied in accordance with regulations for "Organization and carrying-out of integrated checks of financial and economic activity of branches and their structural subdivisions" approved by the Company's Management board.

4.3. General procedure and the processes of checking financial and economic activity are regulated by a separate Provision approved by the

Company's Management board. The head of the check may introduce updates into the order, methods and forms of the check with due account for the particularities of the object being checked.

4.4. Exact dates of carrying out the check and the structure of the checking group are defined by Director of the Department of internal audit.

4.5. Corrective amendments into the approved annual schedule of checks may be introduced by the Company's Board of directors or by Director of the Department of internal audit as agreed upon with the Board of directors with notification of the Company's Auditing committee.

4.6. The employees of the Department of internal audit carry out checks in accordance with:

1) Federal regulation (standard) of audit activity "Audit planning";

2) Federal regulation (standard) of audit activity "Materiality in audit";

3) Federal regulation (standard) of audit activity "Audit evidence";

4) Federal regulation (standard) of audit activity "Evaluation of audit risks and internal control exercised by the audited entity";

5) Federal regulation (standard) of audit activity "Audit sampling";

6) Other normative documents.

4.7. The Company's Department of internal audit prepares check program which is approved by the Director of the Department of internal audit. The program defines operations or areas of activity of the branch, structural subdivision being checked and compliance with regulatory documents at conducting operations being checked, names of the Company's branches and structural subdivisions being checked; the procedure and the dates of carrying out the check, officials from the employees of the Department of internal audit who are in charge of the appropriate trend of the check.

4.8. The checks of the Company, the branches and structural subdivisions are carried out by the specialists of the Department of internal audit on the basis of the orders of the Company's General Director.

4.9. The checks may be carried out by the specialists of the Department of internal audit with involvement, if necessary, of specialists from other departments of the Company, its branches and structural subdivisions (experts). The experts are involved on the initiative of the Director of the Department on the basis of preliminary data on the object being checked. For the purpose of involving the required employee as an expert in carrying out the check, the Director of the Department of internal audit addresses to the Company's General Director, the deputy to the General director - the director of the branch;

4.10. The check is carried out by means of information accumulation and analysis, the specified information being relative to the activity of the branch, structural subdivision being checked.

4.11. The specialists of the Department of internal audit and experts involved in the check are obliged to detect errors, incorrectness and unlawful actions made at conducting appropriate operations.

4.12. Heads and other officials of the branch, structural subdivision being checked are obliged:

a) to provide conditions ensuring effective carrying out of the check by the checkers, to present all required documentation to them, also to provide explanations at their request (oral or written) in oral or written form;

b) to prevent any action aimed at limiting the range of issues subject to clarification at the check. Officials of branches, structural subdivisions being checked, who are guilty of that may be brought to disciplinary, material responsibility.

4.13. Not later that 3 weeks after the check end a certificate is drawn up, which should contain exhaustive information of specialists who have participated in carrying out the check, on correlation between the presented financial and other information of the checked branch, structural subdivision and the true, and also recommendations and proposals on removing defects and infringements revealed in the course of the check.

4.14. The certificate is designed for administrative use and is drawn up in 4 copies. The first copy of the certificate is presented to the Board of directors (at the request), the second - to the Company's General Director, the third – to the management of the branch, structural subdivision being checked. The forth copy of the certificate is forwarded together with materials of the check to the Company's Auditing committee. The second copy of the certificate is stored at the Department of internal audit during 5 years from the day of the check end.

4.15. The head of the branch, structural subdivision notifies the Department of internal audit of the plan of arrangements on removing the revealed defects and infringements.

Summary of Regulations

of VolgaTelecom OJSC on the use of the not publicly available information of the Company, its securities and security transactions, and which in case of the disclosure or usurpation can affect the market price of the Company's securities (the "Regulations")

as approved by the Executive Board

on June 29, 2005

(minutes No. 35 of June 29, 2005).

The Regulations contain six sections (general provisions, definition of the insider information, using of such information, preventing of misuse of the information, execution of the provisions).

Section one provides that the provisions of this instrument apply to all the bodies of the Company and its employees in their relations with the shareholders, partners and state authorities. Section two defines the "insider information" as the information subject to the disclosure, but which is not disclosed yet according to the Russian Securities Law and internal documents of the Company, if its disclosure before the date f the official disclosure can affect the market price of the Company's securities; and other not publicly available information about the Company's and its subsidiaries' activity, its securities which in case of disclosure can affect the market prices. The insiders are the persons who have the access to such kind of information.

Section three stipulates that the insider information shall be used only in the Company's interest and that in case of violation of this rule the civil, administrative or penal punishment can be applied. Section four contains the ways of protecting the insider information and preventing it from being illegally disclosed. Sections five and six are aimed at executing the Regulations and final provisions.

(Original full document in Russian is enclosed herewith)

УТВЕРЖДЕНО

решением Совета директоров
ОАО «ВолгаТелеком»
протокол № 35 от 29 июня 2005 г.

ПОЛОЖЕНИЕ

О порядке использования информации о деятельности ОАО «ВолгаТелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «ВолгаТелеком»

СОДЕРЖАНИЕ

1. Общие положения

1.1. Положение о порядке использования информации о деятельности ОАО «ВолгаТелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и, неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «ВолгаТелеком», (далее Положение), является внутренним документом ОАО «ВолгаТелеком» (далее Общество).

1.2. Настоящее Положение направлено на регулирование использования инсайдерской информации и включает в себя:

- определение инсайдерской информации и инсайдера;
- порядок использования инсайдерской информации;
- меры охраны инсайдерской информации от неправомерного использования.

1.3. Требования настоящего Положения распространяются на все органы управления Общества и его работников в отношениях Общества с акционерами и работниками Общества, а также с его контрагентами и органами власти по использования информации о деятельности Общества, о ценных бумагах Общества и сделках с ними, которая не является общедоступной и, неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг Общества (далее Инсайдерская информация)

2. Определение инсайдерской информации и инсайдера

2.1. Под инсайдерской информацией в настоящем Положении понимается:

- информация Общества, подлежащая раскрытию, но не раскрытая в соответствии с законодательством РФ о рынке ценных бумаг и внутренними документами Общества, в случае, если ее раскрытие до момента официального раскрытия может оказать существенное влияние на рыночную цену ценных бумаг Общества.
- иная информация о деятельности Общества и его дочерних и зависимых обществах, о ценных бумагах Общества, сделках с ними, которая не является общедоступной и раскрытие которой может оказать существенное влияние на рыночную стоимость ценных бумаг Общества.

2.2. Инсайдерами признаются физические и юридические лица, обладающие правом доступа к инсайдерской информации на основании закона, иного нормативного правового акта, должностной инструкции либо иного внутреннего документа Общества, а также на основании договора с Обществом, в том числе:

- члены Совета директоров, члены Комитетов при Совете директоров, члены Ревизионной комиссии Общества, члены Правления, Генеральный директор Общества
- лица, выполняющие для Общества трудовые, служебные или иные профессиональные обязанности, в том числе на основании гражданско-правовых договоров, в силу чего имеют право доступа к инсайдерской информации (включая аудиторов,

специализированных депозитариев, профессиональных участников рынка ценных бумаг);

- руководители дочерних и зависимых обществ;
- иные физические и юридические лица, которые, как правомерно, так и неправомерно, стали владельцами инсайдерской информации.

3. Порядок использования инсайдерской информации

3.1. Инсайдеры имеют право использовать инсайдерскую информацию только в интересах Общества и в соответствии с настоящим Положением и иными внутренними документами Общества.

Контрагенты Общества имеют право использовать ставшую им известной инсайдерскую информацию в соответствии с законом, иными нормативными актами и соглашениями с Обществом.

3.2. Инсайдеры не вправе:

- передавать иным лицам или делать доступной для третьих лиц Инсайдерскую информацию или основанную на ней информацию, за исключением случаев, предусмотренных законодательством РФ либо определенных решениями Совета директоров и Правления Общества;
- давать третьим лицам рекомендации о совершении операций с ценными бумагами, основанные на указанной информации.
- использовать Инсайдерскую информацию в своих интересах и/или интересах других лиц

3.3. Члены Совета директоров и его комитетов, Правления Общества, его Генеральный директор и работники Общества, имеющие доступ к Инсайдерской информации, обязаны информировать Совет директоров о своем намерении или намерении близких родственников совершить сделки с акциями Общества, его дочерних и зависимых обществ не позднее чем за 3 дня до даты совершения таких сделок, а также о совершенных сделках с такими ценными бумагами. Данная обязанность лиц, указанных в настоящем пункте, подлежит внесению в их должностные обязанности в договор, заключаемый с ними Обществом.

3.4. Сотрудники Общества, уполномоченные осуществлять связь с акционерами, инвесторами и общественностью в связи с исполнением служебных обязанностей, должны обеспечивать равную возможность всем заинтересованным лицам на одновременный доступ к раскрываемой существенной информации о деятельности Общества, а также должны принимать меры по опровержению недостоверной информации, если ее распространение влечет причинение убытков Обществу и/или его акционерам.

3.5. В случае нарушения действующего законодательства в области раскрытия информации, а также норм настоящего Положения, приведших к причинению убытков Обществу и/или его акционерам, виновные в таком нарушении лица, указанные в п. 2.2. настоящего Положения, могут быть привлечены соответственно к дисциплинарной, гражданско-правовой, административной или уголовной ответственности.

4. Охрана инсайдерской информации от неправомерного использования

4.1. Общество вправе вводить специальные процедуры, направленные на охрану инсайдерской информации от неправомерного использования, для обеспечения соблюдения порядка использования инсайдерской информации, в том числе путем исключения неправомерного доступа к инсайдерской информации и ее использования инсайдерами, указанными в п 2.2. настоящего Положения; повышения уровня доверия к Обществу со стороны инвесторов и партнеров.

4.2. В целях обеспечения соблюдения инсайдером порядка использования инсайдерской информации Общество осуществляет следующие действия:

- предусматривает во внутренних документах, трудовых и иных договорах обязанности работников Общества и контрагентов Общества по соблюдению порядка использования инсайдерской информации, а также меры ответственности за нарушение указанного порядка, для работников (нарушение трудовой дисциплины), для контрагентов общества (нарушение договорных обязанностей);
- знакомить лиц, указанных в п. 2.2. настоящего Положения, с перечнем инсайдерской информации;
- знакомить лиц, указанных в п. 2.2. настоящего Положения, с установленным порядком использования инсайдерской информации и с мерами ответственности за его нарушение;
- создавать инсайдерам необходимые условия для соблюдения ими установленного порядка использования инсайдерской информации;
- осуществлять иные действия, направленные на обеспечение порядка использования Инсайдерской информации.

4.3. В целях охраны инсайдерской информации инсайдер обязан:

- выполнять установленный порядок использования инсайдерской информации;
- не разглашать инсайдерскую информацию, не передавать ее третьим лицам и не использовать ее в собственных интересах без согласия Общества, если иное не предусмотрено законом, иными нормативными актами или обоснованными требованиями государственных и иных органов;
- не разглашать инсайдерскую информацию после прекращения трудового или иного договора с Обществом;
- возместить убытки, причиненные Обществу в результате нарушения указанным лицом порядка использования инсайдерской информации;
- передать Обществу при прекращении или расторжении трудового или иного договора с Обществом имеющиеся у него материальные носители информации, содержащие инсайдерскую информацию;

- соблюдать иные требования по охране инсайдерской информации, предусмотренные законом, иными нормативными актами, Уставом Общества, настоящим Положением и иными внутренними документами Общества, а также соглашениями с Обществом.

5. Соблюдение требований настоящего положения

5.1. Исполнительные органы Общества обеспечивают надежный механизм подготовки, согласования и контроля за содержанием и сроками раскрываемой информации, надлежащую систему хранения документов Общества, функциональность и сохранность информационных ресурсов.

5.2. Организацию контроля за исполнением требований настоящего Положения осуществляет Генеральный директор Общества.

6. Заключительные положения

6.1. Изменения и дополнения в настоящее Положение вносятся по решению Совета директоров Общества.

6.2. Если в результате изменения законодательных и нормативно-правовых актов РФ отдельные статьи настоящего Положения вступают с ним в противоречие, эти статьи утрачивают силу, до момента внесения изменений в Положение Общество и иные лица руководствуются законодательными и нормативно-правовыми актами РФ.

APPROVED by
OJSC "VolgaTelecom" Board of directors
June 27, 2005.

Minutes № 35 of June 29, 2005.

Provision on

The procedures (system) of internal control of

Open Joint Stock Company "VolgaTelecom"

(OJSC "VolgaTelecom")

Nizhny Novgorod city,

2005

1. General provisions

1.1. This Provision on procedures (system) of internal control (hereinafter – the Provision) regulates the procedures of internal control in Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company). The system of internal control is established to improve the efficiency of performed control procedures, the validity of decisions made in the Company and to minimize internal operation risks of the Company.

1.2. By the system of internal control for the purposes of this Provision is meant the system of procedures aimed at prevention, discovery and timely correction of material errors in the course of conducting business transactions, acquisition and processing of information.

1.3. The system of internal control is considered as a component part of managerial system of the Company allowing for the Company's management to take the most expedient decisions.

1.4. For the purposes of efficient functioning of internal control system and also for detailing of its procedures the Company's Board of directors approves the following documents:

- Provision on procedures (system) of internal control;
- Provision on the department of internal audit;
- Regulations of integrated checkouts of the Company;
- Regulations of financial audits of the Company;
- Regulations of handling of work for risks management in the Company.

2. The purpose of internal control system

2.1. The purpose of internal control system functioning is to improve the efficiency of the Company's activity.

2.2. The system of internal control is realized by:

2.2.1. The procedures of internal control within the frame of drawing up and performance of budget approved by the Board of directors;

2.2.2. Conducting the procedures for discovery and making non-standard operations by conducting integrated checkouts and financial audits, by monitoring and analyzing the results of checkouts of the activity of the Company's branches and structural sub-divisions;

2.2.3. Development and realization of program of discovery, monitoring and minimization of risks of financial-economic activity, of creation of the system of risks management in the Company allowing for forecasting risk events, minimizing the losings and preventing substantial losses that may have material negative consequences.

3. The tasks of internal control system

3.1. The major tasks of internal control system in the Company are:

3.1.1. To establish and ensure the compliance with efficient procedures of internal control;

3.1.2. To organize constant and periodical control over the conformity of financial and economic operations conducted in the Company, in its branches and in its structural sub-divisions to the Company's interests, and to protect the Company's assets;

3.1.3. Independent estimation and analysis of financial standing of the Company upon the whole, of its branches and structural sub-divisions;

3.1.4. Constant and periodical control over compliance in the Company with legislative and other normative acts regulating its activity and also with the resolutions of general meeting of the Company's shareholders, the Company's Board of directors, single and collegial executive bodies of the Company;

3.1.5. Discovery and assessment of risks in business processes;

3.1.6. Analysis of internal control system allowing for displaying essential aspects affecting the system's reliability;

3.1.7. Establishing and introduction of control procedures allowing for minimizing and eliminating the risks in business processes;

3.1.8. Establishing and introduction of monitoring system ensuring the function of risk situations discovery.

4. Organization of internal control system

4.1. The system of internal control is based on delineation of competence of bodies and persons making up the system of control over the Company's financial and economic activity, these bodies and persons work out, approve, apply and evaluate the efficiency of internal control procedures:

4.1.1. Work out of documents specified in item 1.4. of this Provision for the procedures of internal control is done by the Company's executive bodies jointly with the Department of internal audit;

4.1.2. Worked out documents for the procedures of internal control are approved by the Company's Board of directors;

4.1.3. The procedures of internal control are applied by the Company's executive bodies.

4.2. The Department of internal audit at least once per a quarter provides to the Committee on audit the results of the analysis of the efficiency of internal control procedures in force, and in case of necessity the proposals for their improvement worked out jointly with executive bodies.

4.3. The Committee on audit based on the results of consideration of information submitted by the Department of internal audit evaluates the efficiency of internal control procedures and considers the proposals for their improvement.

4.4. The proposals for improvement of internal control procedures valid in the Company and approved by the Committee on audit are considered by the Company's Board of directors.

5. Final provisions

5.1. This Provision is subject to approval by the Company's Board of directors.

5.2. This Provision may be supplemented and altered by the Company's Board of directors.

5.3. If as a result of law change of Russian Federation or of the Company's Charter some clauses of the this Provision contradict it, the Provision is applicable in the part that does not contradict to current legislation and to the Company's Charter.

A P P R O V E D by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
________________________ E.V. Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

In article 4 "The Company's Board of directors" item 4.22. is to be stated in the wording "For the purpose of its effective functioning of Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors".

Summary of Regulations
of VolgaTelecom OJSC on the Department of Internal Audit (the "Regulations")
as approved by the Executive Board on May 19, 2006 (minutes No. 32 of May 21, 2006).

The Regulations were prepared by the Department of Internal Audit and serve as a standard while conducting inspections and integrated internal audit.

The Regulations contain seven sections (general provisions, structure and the internal organization, tasks, functions, duties of the Department employees, liability, liaison matters). Section one sets forth that the Department is functionally accountable to the Executive Board, and administratively to the General Director and it's headed by Director of the Department with his powers defined in this section. It also focuses on the definition of integrated internal audit and its aims, organization. Section two provides for the internal structure of the department (3 divisions) and the annual plan of the inspections. In the third section the basic guidelines for the department's activity are defined – the efficient procedure of the internal control in the Company and its subsidiaries, providing the controlling and executing bodies with the necessary information. Section four contains the list of the functions performed by the Department. In sections five the rights and duties of the department employees are stipulated. Section six envisages the Department Director's liability for the body's activity and accountable to the Executive Board. According to section seven there should be a cooperation among all the departments of the Company including the Internal Audit department and all the subsidiaries.

(Original full document in Russian is enclosed herewith)

Утверждено
Советом директоров
ОАО «ВолгаТелеком»
«19» мая 2006 г.
Протокол № 32 от 21 мая 2006 г.

Председатель Совета директоров
ОАО «ВолгаТелеком»
К.В. Беляев

ПОЛОЖЕНИЕ О ДЕПАРТАМЕНТЕ ВНУТРЕННЕГО АУДИТА
открытого акционерного общества «ВолгаТелеком»
(ОАО «ВолгаТелеком»)
(новая редакция)

Нижний Новгород
2006 год

1. Общие положения

1.1. Настоящее Положение определяет статус, структуру, задачи, функции, общую организацию работы Департамента внутреннего аудита открытого акционерного общества «ВолгаТелеком» (далее Общество), а также его права и ответственность.

1.2. Департамент внутреннего аудита является структурным подразделением Общества, осуществляющим функции внутреннего аудита.

1.3. Под внутренним аудитом понимается организованная Обществом в интересах органов управления регламентированная внутренними документами деятельность по превентивному и последующему контролю различных направлений деятельности Общества.

1.3.1. Превентивный контроль предполагает экспертизу и согласование документов по текущим и не совершенным хозяйственным операциям на предмет:

- наличия необходимых контрольных процедур;
- выявления существенных рисков.

1.3.2. Последующий контроль предполагает проведение проверок деятельности Общества, его филиалов и подразделений по совершенным хозяйственным операциям.

1.4. Департамент внутреннего аудита функционально подчиняется Совету директоров Общества, административно - Генеральному директору Общества.

1.5. Под функциональной подчиненностью в целях настоящего Положения понимается подчиненность в рамках возложенных на Департамент внутреннего аудита функций, определенных разделом 4 настоящего Положения. Под административной подчиненностью в целях настоящего Положения понимается подчиненность в рамках трудового законодательства.

1.6. Основной целью Департамента внутреннего аудита является содействие органам управления Общества в достижении поставленных целей Общества, в обеспечении его эффективного функционирования, используя систематизированный и последовательный подход к оценке и повышению эффективности систем внутреннего контроля, управления рисками и корпоративного управления; достижение прозрачности экономики Общества для собственников.

1.7. Департамент внутреннего аудита возглавляет директор Департамента. Директор Департамента внутреннего аудита назначается на должность и освобождается от должности Генеральным директором Общества по согласованию с Советом директоров Общества и Комитетом по аудиту при Совете директоров Общества.

1.8. Кандидатура руководителя Департамента внутреннего аудита выдвигается на рассмотрение Совета директоров Общества Комитетом по аудиту при Совете директоров и Генеральным директором Общества. Совет директоров вправе самостоятельно предложить иную кандидатуру.

1.9. Директор департамента внутреннего аудита Общества:

1.9.1. Осуществляет общее руководство Департаментом внутреннего аудита Общества, созывает и проводит заседания и совещания для обсуждения вопросов, относящихся к компетенции Департамента внутреннего аудита.

1.9.2. Готовит предложения Совету директоров Общества об основных направлениях работы Департамента внутреннего аудита на текущий период и на перспективу.

1.9.3. Утверждает предмет, программу и график (сроки) проведения проверок работы Общества, его филиалов и структурных подразделений.

1.9.4. Запрашивает от руководителей структурных подразделения генеральной дирекции Общества, филиалов или структурных подразделений информацию, которая необходима для проведения проверки и должна предоставляться в полном объеме в установленный срок.

Директор Департамента внутреннего аудита вправе получать от сотрудников Общества объяснения и комментарии, необходимые для контроля за соблюдением процедур внутреннего контроля.

1.9.5. Рассматривает материалы проверок и докладывает Совету директоров Общества (по требованию) об их результатах для принятия им соответствующего решения.

1.9.6. Организует контроль за устранением недостатков и нарушений, выявленных в ходе проведения проверок.

1.9.7. Анализирует общие результаты проверок и обеспечивает разработку мер по совершенствованию внутреннего аудита в Обществе.

1.9.8. Представляет Совету директоров Общества ежегодный отчет о работе Департамента внутреннего аудита.

1.9.9. Организует разработку проектов локальных нормативных актов, регулирующих работу Департамента внутреннего аудита Общества.

1.9.10. Организует работу по повышению профессионального уровня специалистов Департамента внутреннего аудита.

1.9.11. Осуществляет другие полномочия в соответствии с решениями Совета директоров Общества.

1.10. Директор Департамента внутреннего аудита должен иметь высшее экономическое (финансовое) образование, опыт руководства на участках, связанных с выявлением, оценкой и минимизацией рисков, анализом или защитой от рисков, не менее трех лет.

1.11. Департамент внутреннего аудита в своей деятельности руководствуется:

- действующим законодательством Российской Федерации и субъектов РФ;
- Уставом Общества;
- решениями общего собрания акционеров;
- Совета директоров Общества;
- решениями Правления Общества;
- внутренними документами Общества, правилами внутреннего трудового распорядка, приказами и распоряжениями Генерального директора в части, не противоречащей настоящему Положению.

2. Структура и организация работы

2.1. Штатная численность Департамента внутреннего аудита определяется штатным расписанием исходя из функций и объема работ, возложенных на Департамент, и утверждается Генеральным директором Общества.

2.2. Отбор претендентов на замещение соответствующих должностей в Департамент внутреннего аудита осуществляет директор Департамента внутреннего аудита совместно с Департаментом по управлению человеческими ресурсами. Приём на работу, перемещение и увольнение сотрудников Департамента внутреннего аудита осуществляет Генеральный директор Общества на основании представления заместителя Генерального директора - директора по работе с персоналом по согласованию с директором Департамента внутреннего аудита.

2.3. Отбор претендентов на замещение соответствующих должностей, прием на работу, перемещение и увольнение сотрудников служб внутреннего аудита филиалов Общества производится в соответствии с законодательством РФ, Положением о службах внутреннего аудита, Положением о подборе персонала филиалов.

2.4. Работники Департамента внутреннего аудита должны иметь высшее экономическое (финансовое) или юридическое образование, обладать необходимыми профессиональными навыками и квалификацией, а также иметь опыт работы, связанный с проведением контроля, не менее трех лет. Работники Департамента

внутреннего аудита, осуществляющие в соответствии со своими должностными обязанностями аудит в области технологий, должны иметь высшее образование по профилю осуществляемых функций, а также стаж работы в данной области не менее трех лет.

2.5. Департамент внутреннего аудита Генеральной дирекции Общества состоит из следующих структурных подразделений:

- отдела внутреннего контроля,
- отдела методологии внутреннего контроля,
- служб внутреннего аудита филиалов Общества.

2.6. Службы внутреннего аудита в филиалах функционально подчиняются Директору Департамента внутреннего аудита Общества и административно – заместителю Генерального директора акционерного общества - директору филиала (далее директор филиала).

2.7. Департамент внутреннего аудита осуществляет деятельность на основе годовых планов работы Департамента. Годовой план работы Департамента внутреннего аудита составляется на основе годового плана проведения проверок, годового плана работы отдела методологии, годового плана обучения и повышения квалификации сотрудников Департамента внутреннего аудита.

2.8. Годовой план работы Департамента внутреннего аудита утверждается Советом директоров Общества с предварительным одобрением Комитета по аудиту Общества и Правления Общества.

2.9. Годовой план проведения проверок определяет перечень субъектов проверки, подлежащих проверке в течение года, примерные сроки проведения проверки.

2.10. Годовой план проведения проверок подготавливается Департаментом внутреннего аудита, в том числе исходя из поступивших предложений от исполнительного органа Общества в лице Генерального директора или Правления, Ревизионной комиссии и Комитета по аудиту при Совете директоров Общества и утверждается Советом директоров Общества в рамках утверждения годового плана работы Департамента внутреннего аудита. Годовой план проведения проверок направляется для уведомления в Ревизионную комиссию Общества.

2.11. Корректировки в утвержденный Годовой план проверок предлагаются директором Департамента внутреннего аудита и вносятся Советом директоров Общества.

2.12. Годовой план работы отдела методологии внутреннего контроля предусматривает объем, а также сроки работ, производимых отделом методологии. План утверждается директором Департамента внутреннего аудита по представлению начальника отдела методологии и выносится на рассмотрение Совета директоров Общества в рамках утверждения годового плана работы Департамента внутреннего аудита.

2.13. Годовой план обучения и повышения квалификации предусматривает объемы и сроки обучения сотрудников Департамента внутреннего аудита, рассматривается Советом директоров Общества в рамках утверждения годового плана работы Департамента внутреннего аудита.

2.14. Департамент внутреннего аудита организует и осуществляет комплексные и аудиторские проверки.

2.15. Общий порядок проведения комплексных и аудиторских проверок и методика проведения проверок регламентируются отдельными документами, подготовленными Департаментом внутреннего аудита. Руководитель проверки может вносить уточнения в последовательность, методы и формы проверки с учетом особенностей проверяемого субъекта.

2.16. Отчеты о проверках Департамента внутреннего аудита и рекомендации по устранению выявленных недостатков и нарушений доводятся до сведения Комитета по

аудиту Совета директоров Общества, Ревизионной комиссии и исполнительного органа Общества в лице Генерального директора и Правления Общества в порядке и сроки, определенные Положением о комплексных проверках Общества.

2.17. В целях обеспечения деятельности ДВА Генеральный директор Общества обязан заключать по представлению директора Департамента внутреннего аудита консультационные договоры, договоры на экспертизу в рамках бюджета, утвержденного для этих целей.

3. Задачи

3.1. Обеспечение соблюдения эффективных процедур внутреннего контроля.

3.2. Организация постоянного и периодического контроля за соответствием совершенных в Обществе, его филиалах и структурных подразделениях финансовых и хозяйственных операций интересам Общества, защита активов Общества.

3.3. Обеспечение органов управления Общества контрольной информацией по различным вопросам хозяйственной деятельности, информацией о рисках, выявленных в процессе получения контрольной информации. Информирование Комитета по аудиту, Совета директоров, Ревизионной комиссии и руководства Общества об итогах проведения проверок и нарушениях, выявленных в ходе этих проверок.

3.4. Независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений.

3.5. Осуществление постоянного и периодического контроля за соблюдением в Обществе законодательных и других нормативных актов, регулирующих его деятельность, а также решений Общего собрания акционеров Общества, Совета директоров Общества, Генерального директора и Правления, исполнительных органов Общества.

3.6. Создание и внедрение контрольных процедур, позволяющих выявлять, минимизировать или ликвидировать риски в бизнес–процессах.

3.7. Создание и внедрение системы мониторинга, обеспечивающей функцию выявления рисковых ситуаций.

4. Функции

4.1. Проверка и оценка эффективности существующей системы внутреннего контроля, процессов и процедур внутреннего контроля. Участие в формировании рекомендаций и предложений по совершенствованию системы и культуры внутреннего контроля, оказание содействия в формировании необходимой контрольной среды, средств внутреннего контроля (организационных мер, методик, процедур), образующих систему внутреннего контроля Общества.

4.2. Участие в разработке процедур внутреннего контроля. Разработка методических рекомендаций по осуществлению проверок. Экспертиза проектов договоров и согласование организационно-распорядительных документов и локальных нормативных актов с целью обеспечения соответствия их содержания действующему законодательству Российской Федерации, Уставу Общества, внутренним нормативным документам Общества. Мониторинг функционирования разработанных процедур и мер контроля.

4.3. Оценка экономической целесообразности и эффективности совершенных в Обществе финансовых и хозяйственных операций, защита активов Общества. Проверка применяемых способов (методов) обеспечения сохранности имущества Общества. Независимая оценка и анализ финансового состояния Общества в целом, его филиалов и структурных подразделений.

4.4. Оценка бизнес-процессов и разработка рекомендаций по их оптимизации. Выявление, анализ и оценка рисков в бизнес-процессах, разработка предложений по их минимизации.

4.5. Проверка эффективности и полноты применения методологии оценки рисков и процедур управления рисками (методик, программ, правил, положений и процедур совершения финансово-хозяйственных операций и сделок, управления операционными рисками).

4.6. Проверка достоверности, полноты, объективности бухгалтерского учета и отчетности, а также надежности (включая достоверность, полноту и объективность) и своевременности сбора и представления финансовой и управленческой информации и отчетности, позволяющей получать адекватную информацию о деятельности Общества и связанных с ней рисках.

4.7. Инициирование рассмотрения Правлением Общества итогов проверок.

4.8. Информирование Совета Директоров, Комитета по аудиту, Ревизионной комиссии и Генерального директора Общества об итогах проведения проверок и нарушениях, выявленных в ходе этих проверок, в порядке и сроки, определенные Регламентами проведения комплексных и аудиторских проверок.

4.9. Участие в проверках, проводимых Ревизионной комиссией Общества, в качестве привлеченных специалистов, а также в качестве членов ревизионных комиссий дочерних и зависимых обществ.

4.10. Мониторинг и анализ результатов проверок деятельности филиалов и структурных подразделений Общества. Осуществление контроля за эффективностью принятых филиалами по результатам проверок мероприятий, обеспечивающих снижение уровня выявленных рисков, по устранению выявленных нарушений.

4.11. Методологическое руководство деятельностью внутреннего аудита дочерних обществ.

5. Права и обязанности работников Департамента внутреннего аудита

5.1. В соответствии с действующим законодательством работники Департамента внутреннего аудита пользуются правами и несут обязанности, вытекающие из задач и функций Департамента внутреннего аудита.

5.2. Работники Департамента внутреннего аудита имеют право:

5.2.1. Беспрепятственного допуска в служебные помещения проверяемых субъектов. Данное право в отношении режимных объектов, может быть реализовано согласно имеющейся форме допуска к сведениям, составляющим государственную тайну.

5.2.2. Опечатывать предоставленные им служебные помещения проверяемых субъектов для обеспечения сохранности находящихся в них документов.

5.2.3. Беспрепятственного доступа к необходимой информации, которой располагает Общество, его филиалы, включая информационно-справочные системы, для осуществления функций Департамента внутреннего аудита. Данное право в отношении информации, содержащей сведения, составляющие государственную тайну, может быть реализовано в порядке, установленном для работы с документами, составляющими государственную тайну.

5.2.4. Беспрепятственного доступа к документам, относящимся к предмету проверки. Данное право в отношении документов, содержащих сведения, составляющие государственную тайну, может быть реализовано в порядке, установленном для работы с документами, составляющими государственную тайну.

5.2.5. Расширения круга вопросов (участков) проверки, если выявляется необходимость в таком расширении при выполнении программы проверки.

5.2.6. Получения копий документов, подписанных уполномоченным лицом и заверенных печатью.

5.2.7. Копирования отдельных документов, в том числе получения копий файлов, любых записей, хранящихся в локальных вычислительных сетях и автономных компьютерных системах, а также получения расшифровки этих записей. Данное право в отношении информации, содержащей сведения, составляющие государственную тайну, может быть реализовано в порядке, установленном для работы с документами, составляющими государственную тайну.

5.2.8. По согласованию с руководителем проверки требовать проведения (или проводить лично с участием привлеченных лиц) полной или частичной инвентаризации основных средств, товарно-материальных ценностей для установления их фактического наличия и соответствия данным бухгалтерского учета.

5.2.9. Получать от работников проверяемых участков устные и письменные объяснения по вопросам, возникающим в ходе проведения проверки.

5.2.10. Получать отчеты о результатах аудиторской проверки внешних аудиторов, акты налоговых проверок Общества.

5.2.11. Взаимодействие Департамента внутреннего аудита с Ревизионной комиссий при проведении проверок по инициативе последней осуществляется на основании приказа Генерального директора Общества. Ответственным за взаимодействие с Ревизионной комиссией назначается директор Департамента внутреннего аудита или его заместитель.

5.2.12. Взаимодействие Департамента внутреннего аудита с ревизионными комиссиями дочерних и зависимых обществ осуществляется на основании Положения о взаимодействии Департамента внутреннего аудита с ревизионными комиссиями дочерних и зависимых обществ, утверждаемого директором Департамента внутреннего аудита.

5.3. Работникам Департамента внутреннего аудита компенсируются все подтвержденные расходы, связанные с выполнением своих должностных обязанностей в рамках утвержденного бюджета компании.

5.4. Работники Департамента внутреннего аудита обязаны:

5.4.1. Придерживаться этических принципов внутреннего аудита. К таким принципам относятся независимость, объективность, ответственность, конфиденциальность.

5.4.2. Руководствоваться в своей работе действующим законодательством, внутренними документами Общества и настоящим Положением.

5.4.3. Соблюдать трудовую дисциплину.

5.4.4. Обеспечивать надлежащее документирование процесса внутреннего аудита в соответствии с требованиями локальных нормативных актов, регулирующих деятельность Департамента внутреннего аудита.

5.4.5. Согласовывать с директором Департамента внутреннего аудита изменение круга проверяемых вопросов в случае, предусмотренном п.5.2.5 настоящего Положения.

5.4.6. Соблюдать конфиденциальность информации, полученной при осуществлении своих функций, и использовать полученную информацию только в интересах Общества и в соответствии с внутренними документами Общества.

6. Ответственность

6.1. Ответственность за деятельность Департамента внутреннего аудита и его структурных подразделений несет директор Департамента внутреннего аудита.

6.2. Директор Департамента внутреннего аудита несет ответственность перед Советом Директоров Общества, Комитетом по аудиту за организацию работы Департамента внутреннего аудита и выполнение поставленных задач.

6.3. Работники Департамента внутреннего аудита несут ответственность:

6.3.1. За ущерб, причиненный Обществу в результате неисполнения или ненадлежащего исполнения своих функций, разглашения конфиденциальной информации и информации, составляющей коммерческую тайну, или иные действия, противоречащие действующему законодательству, Уставу Общества, настоящему Положению.

6.3.2. Искажение либо сокрытие существенных нарушений, которые могут повлечь за собой или повлекли материальный ущерб Обществу.

6.3.3. Использование служебного положения в корыстных целях.

6.3.4. Недобросовестное исполнение служебных обязанностей.

6.4. Сотрудники Департамента внутреннего аудита несут ответственность в соответствии с Положениями соответствующих структурных подразделений и должностными инструкциями.

6.5. Сотрудники Департамента внутреннего аудита не несут ответственности за невыполнение своих рекомендаций по устранению нарушений, выявленных в ходе проверок, мониторинга и контроля финансово-хозяйственной деятельности Общества.

7. Взаимодействие. Служебные связи.

7.1. Для выполнения поставленных задач и реализации возложенных функций Департамент внутреннего аудита взаимодействует со всеми подразделениями Генеральной дирекции и филиалами Общества: запрашивает, получает и обменивается документами, письмами и материалами, необходимыми для его деятельности в соответствии с процедурами внутреннего контроля, установленными в Обществе (Регламенты, Положения, Приказы и т.д.), по согласованию с руководством Общества привлекает при необходимости сотрудников иных департаментов и служб для решения задач внутреннего контроля.

7.2. Руководители и сотрудники подразделений Общества обязаны:

7.2.1. оказывать Департаменту внутреннего аудита все возможное содействие в осуществлении им функций внутреннего контроля;

7.2.2. незамедлительно выполнять требования Департамента внутреннего аудита вытекающие из его прав (п. 5.2. настоящего Положения);

7.2.3. воздерживаться от каких-либо действий или оказания давления с целью ограничения глубины анализа и круга вопросов, подлежащих выяснению в ходе деятельности Департамента внутреннего аудита;

7.2.4. доводить до Департамента внутреннего аудита ставшие им известные факты нарушения законности и правил совершения операций (сделок) Общества, а также факты нанесения ущерба Обществу, его участникам и клиентам;

7.2.5. направлять в Департамент внутреннего аудита на экспертизу проекты (перед их утверждением) всех внутренних нормативных документов Общества, носящих инструктивный или методологический характер, а также распорядительных документов, затрагивающих элементы внутреннего контроля;

7.2.6. направлять в Департамент внутреннего аудита информацию об изменениях методики работы, новых задачах и продуктах, а также по всем наиболее важным вопросам управления Обществом и функционирования Общества, знание которых необходимо для должного выполнения Департаментом внутреннего аудита своих функций и решения стоящих перед ней задач.

5.2.6. Получения копий документов, подписанных уполномоченным лицом и заверенных печатью.

5.2.7. Копирования отдельных документов, в том числе получения копий файлов, любых записей, хранящихся в локальных вычислительных сетях и автономных компьютерных системах, а также получения расшифровки этих записей. Данное право в отношении информации, содержащей сведения, составляющие государственную тайну, может быть реализовано в порядке, установленном для работы с документами, составляющими государственную тайну.

5.2.8. По согласованию с руководителем проверки требовать проведения (или проводить лично с участием привлеченных лиц) полной или частичной инвентаризации основных средств, товарно-материальных ценностей для установления их фактического наличия и соответствия данным бухгалтерского учета.

5.2.9. Получать от работников проверяемых участков устные и письменные объяснения по вопросам, возникающим в ходе проведения проверки.

5.2.10. Получать отчеты о результатах аудиторской проверки внешних аудиторов, акты налоговых проверок Общества.

5.2.11. Взаимодействие Департамента внутреннего аудита с Ревизионной комиссий при проведении проверок по инициативе последней осуществляется на основании приказа Генерального директора Общества. Ответственным за взаимодействие с Ревизионной комиссией назначается директор Департамента внутреннего аудита или его заместитель.

5.2.12. Взаимодействие Департамента внутреннего аудита с ревизионными комиссиями дочерних и зависимых обществ осуществляется на основании Положения о взаимодействии Департамента внутреннего аудита с ревизионными комиссиями дочерних и зависимых обществ, утверждаемого директором Департамента внутреннего аудита.

5.3. Работникам Департамента внутреннего аудита компенсируются все подтвержденные расходы, связанные с выполнением своих должностных обязанностей в рамках утвержденного бюджета компании.

5.4. Работники Департамента внутреннего аудита обязаны:

5.4.1. Придерживаться этических принципов внутреннего аудита. К таким принципам относятся независимость, объективность, ответственность, конфиденциальность.

5.4.2. Руководствоваться в своей работе действующим законодательством, внутренними документами Общества и настоящим Положением.

5.4.3. Соблюдать трудовую дисциплину.

5.4.4. Обеспечивать надлежащее документирование процесса внутреннего аудита в соответствии с требованиями локальных нормативных актов, регулирующих деятельность Департамента внутреннего аудита.

5.4.5. Согласовывать с директором Департамента внутреннего аудита изменение круга проверяемых вопросов в случае, предусмотренном п.5.2.5 настоящего Положения.

5.4.6. Соблюдать конфиденциальность информации, полученной при осуществлении своих функций, и использовать полученную информацию только в интересах Общества и в соответствии с внутренними документами Общества.

6. Ответственность

6.1. Ответственность за деятельность Департамента внутреннего аудита и его структурных подразделений несет директор Департамента внутреннего аудита.

6.2. Директор Департамента внутреннего аудита несет ответственность перед Советом Директоров Общества, Комитетом по аудиту за организацию работы Департамента внутреннего аудита и выполнение поставленных задач.

6.3. Работники Департамента внутреннего аудита несут ответственность:

6.3.1. За ущерб, причиненный Обществу в результате неисполнения или ненадлежащего исполнения своих функций, разглашения конфиденциальной информации и информации, составляющей коммерческую тайну, или иные действия, противоречащие действующему законодательству, Уставу Общества, настоящему Положению.

6.3.2. Искажение либо сокрытие существенных нарушений, которые могут повлечь за собой или повлекли материальный ущерб Обществу.

6.3.3. Использование служебного положения в корыстных целях.

6.3.4. Недобросовестное исполнение служебных обязанностей.

6.4. Сотрудники Департамента внутреннего аудита несут ответственность в соответствии с Положениями соответствующих структурных подразделений и должностными инструкциями.

6.5. Сотрудники Департамента внутреннего аудита не несут ответственности за невыполнение своих рекомендаций по устранению нарушений, выявленных в ходе проверок, мониторинга и контроля финансово-хозяйственной деятельности Общества.

7. Взаимодействие. Служебные связи.

7.1. Для выполнения поставленных задач и реализации возложенных функций Департамент внутреннего аудита взаимодействует со всеми подразделениями Генеральной дирекции и филиалами Общества: запрашивает, получает и обменивается документами, письмами и материалами, необходимыми для его деятельности в соответствии с процедурами внутреннего контроля, установленными в Обществе (Регламенты, Положения, Приказы и т.д.), по согласованию с руководством Общества привлекает при необходимости сотрудников иных департаментов и служб для решения задач внутреннего контроля.

7.2. Руководители и сотрудники подразделений Общества обязаны:

7.2.1. оказывать Департаменту внутреннего аудита все возможное содействие в осуществлении им функций внутреннего контроля;

7.2.2. незамедлительно выполнять требования Департамента внутреннего аудита вытекающие из его прав (п. 5.2. настоящего Положения);

7.2.3. воздерживаться от каких-либо действий или оказания давления с целью ограничения глубины анализа и круга вопросов, подлежащих выяснению в ходе деятельности Департамента внутреннего аудита;

7.2.4. доводить до Департамента внутреннего аудита ставшие им известные факты нарушения законности и правил совершения операций (сделок) Общества, а также факты нанесения ущерба Обществу, его участникам и клиентам;

7.2.5. направлять в Департамент внутреннего аудита на экспертизу проекты (перед их утверждением) всех внутренних нормативных документов Общества, имеющих инструктивный или методологический характер, а также распорядительных документов, затрагивающих элементы внутреннего контроля;

7.2.6. направлять в Департамент внутреннего аудита информацию об изменениях методики работы, новых задачах и продуктах, а также по всем наиболее важным вопросам управления Обществом и функционирования Общества, знание которых необходимо для должного выполнения Департаментом внутреннего аудита своих функций и решения стоящих перед ней задач.

УТВЕРЖДЕНО

решением Совета директоров
ОАО «ВолгаТелеком»
протокол № 35 от 29 июня 2005 г.

ПОЛОЖЕНИЕ

О порядке использования информации о деятельности ОАО «ВолгаТелеком», о его ценных бумагах и сделках с ними, которая не является общедоступной и неправомерное использование или разглашение которой может оказать существенное влияние на рыночную стоимость ценных бумаг ОАО «ВолгаТелеком»